UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Amendment No.1)

☒
REGISTRATION STATEMENT PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:
HSBC Bank plc

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
England and Wales

(Jurisdiction of incorporation or organization)
8 Canada Square
London E14 5HQ
United Kingdom

(Address of principal executive offices)
Matthew Gillen
8 Canada Square
London E14 5HQ
United Kingdom
Tel +447584404734
Email matthew.gillen@hsbcib.com

(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
None	Not applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒           No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐           No  ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☐           No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☐           No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐
†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15. U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐           Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐           No  ☐

This document comprises the registration statement on Form 20-F of HSBC Bank plc (‘the company’) and its subsidiaries (together ‘the group’). ‘We’, ‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries. References to ‘HSBC’, ‘HSBC Group’ or ‘Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
Item 1. Identity of Directors, senior management and advisers
A. Directors and senior management
Directors
The following table sets out the names and positions of the statutory directors (the ‘Directors’) of the company, as of the date of this registration statement. The business address of all Directors is: 8 Canada Square, London, E14 5HQ.
Name	Position
Stephen O’Connor	Chairman
Colin Bell	Executive Director and Chief Executive Officer
David Watts	Executive Director and Chief Financial Officer
Norma Dove-Edwin	Independent Non-Executive Director
Yukiko Omura	Independent Non-Executive Director
Juliet Ellis	Independent Non-Executive Director
Dr Eric Strutz	Independent Non-Executive Director
John Trueman	Deputy Chairman and Non-Executive Director
Andrew Wright	Independent Non-Executive Director
Senior management
The following table sets out the names and positions of the members of our Executive Committee as of the date of this registration statement. The Executive Committee is a committee of the company’s board of Directors (the ‘Board’) and has overall executive responsibility, under formal delegation, for the management and day-to-day running of the company. The committee is accountable to the Board for overseeing the execution of the company’s strategy. The purpose of the committee is to support the Chief Executive Officer of the company in the performance of their duties and exercise of their powers, authorities and discretions in relation to the management of the company and its subsidiaries. The committee meets on a regular basis and is chaired by the Chief Executive Officer.
During 2021, in addition to its day-to-day oversight of the company’s operations, the committee’s principal areas of focus included managing the company’s response to the evolving nature of the Covid-19 pandemic across the region, oversight of the company’s transformation strategy, including the sale of the group’s French retail banking operations, oversight of the performance across the company’s lines of business, review of the company’s financial performance. cost management, and preparing the company’s forward looking financial resource plan. The committee also received updates on regulatory remediation programmes, regulatory engagement themes across the region and the company’s interbank offered rate (‘Ibor’) transition programme.
Name	Position	Other principal activities outside the company
Colin Bell	Chairman Chief Executive Officer, HSBC Bank plc and Europe	Member of the Supervisory Board, HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG)
Heidi Ashley	Head of Communications, Europe
Andrew Beane	Head of Commercial Banking, Europe
Richard Blackburn	Chief Risk Officer, Europe
Alison Campbell	Company Secretary, HSBC Bank plc and Europe
Mark Charles	General Counsel, Europe
Patrick George	Head of Global Markets
Lisa McGeough	Head of Global Banking
Terecina Kwong	Chief Operating Officer, Europe	Director, HSBC Bank Armenia cjsc, HSBC Bank Malta p.l.c1 and Vizolution Limited
Rachel Montgomerie	Head of Human Resources, Europe
Nicolo Salsano	Chief Executive, HSBC Germany
Andrew Sowter	Head of Regulatory Compliance
David Watts	Chief Financial Officer, Europe
Andrew Wild	Chief Executive, HSBC Continental Europe	Director, HSBC Continental Europe

1
Subject to regulatory approval

B. Advisers
Not applicable.

C. Auditors
The company’s independent registered public accounting firm is PricewaterhouseCoopers LLP (‘PwC’), with its registered office at 1 Embankment Place, London, WC2N 6RH, United Kingdom. PwC is registered with the Public Company Accounting Oversight Board (‘PCAOB’) in the United States.
Item 2. Offer statistics and expected timetable
Not applicable.
Item 3. Key Information
A.   Reserved
Not applicable.
B.   Capitalisation and indebtedness
The following table shows the share capital position of the company and its consolidated capitalisation and indebtedness as of 31 December 2021.
As of 31 December 2021 in £m
Share capital of HSBC Bank plc
Ordinary shares (of nominal value £1 each)	797
Preference shares ($0.01 non-cumulative third dollar preference shares)	0.172
Equity
Called up share capital	797
Other equity instruments1	3,722
Other reserves	(5,670)
Retained earnings	24,735
Total shareholders’ equity	23,584
Non-controlling interests	131
Total equity	23,715
Group indebtedness2
Debt securities in issue	9,428
Trading liabilities – Debt securities in issue	1,324
Debt securities in issue designated at fair value	26,049
Subordinated liabilities	14,713
Total indebtedness	51,514
Total capitalisation and indebtedness	75,229

1
Comprises 8 undated subordinated resettable additional tier 1 instruments held by HSBC Holdings plc.

2
As of 31 December 2021, the group had other liabilities of £521,382m and contingent liabilities and contractual commitments of £146,730m (including guarantees of £26,887m). Contractual commitments includes £115,695m of commitments (2020: £143,036m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.

As at 30 April 2022, there has been no material change in the issued share capital of the company or its consolidated capitalisation and indebtedness since 31 December 2021.
C.   Reasons for the offer and use of proceeds
Not applicable.
D.   Risk factors
Risks relating to the group
A description of the risk factors relating to the group that may affect the ability of the company to fulfil its obligations to investors in relation to any of its securities is set out below.
Macroeconomic and geopolitical risk
The group is subject to political, social and other risks in the countries in which it operates
The group operates through an international network of subsidiaries and affiliates. The group’s operations are subject to potentially unfavourable political, social, environmental and economic developments in such jurisdictions, which may include:
•
coups, wars or acts of terrorism;

•
political and/or social instability;

•
geopolitical tensions;

•
climate change, acts of God, including epidemics and pandemics (such as Covid 19, further details on which can be found in ‘Risks relating to the impact of Covid 19’) and natural disasters (such as floods and hurricanes); and

•
infrastructure issues, such as transportation or power failures.

Each of the above could impact credit risk-weighted assets (‘RWAs’), and the financial losses caused by any of these risk events or developments could impair asset values and the creditworthiness of customers.
These risk events or developments could also give rise to disruption to the group’s services and some could result in physical damage to its operations and/or risks to the safety of its personnel and customers.
Geopolitical tensions could have significant ramifications for the group and its customers. In particular:
•
The Russian invasion of Ukraine has led to elevated geopolitical tensions and resulted in countries, particularly the US, UK and EU, imposing significant sanctions and other trade restrictions against the Russian state, numerous Russian government officials and individuals, and Russian companies and financial institutions. Some of these sanctions are unprecedented in both their nature and scope. Russia has implemented certain countermeasures in response. The group is monitoring the direct and indirect impacts of the situation on the group, and using its sanctions compliance capabilities to respond to new sanctions regulations. The challenges that arise in implementing complex, novel and ambiguous aspects of certain sanctions could create additional regulatory, compliance and reputational risks for the group. There could be an increase in expected credit losses (‘ECL’) reflecting the direct and broader economic impacts of the Russia-Ukraine war and inflationary pressures on the forward economic outlook.

•
The group’s business in Russia principally serves multinational corporate clients headquartered in other countries and is not accepting new business or customers, and is consequently on a declining trend. However, it may become subject to further restrictions, or other developments, which may make our continued operations in Russia untenable. This could generate additional losses which are not currently provided for in the balance sheet. Global commodity markets have been significantly impacted, leading to supply chain disruptions and increased prices for both energy and raw materials. The continuation of, or any further escalation in, the Russia-Ukraine war could have additional economic, social and political repercussions, including through further sanctions and trade restrictions, all of which could impact the group and its customers.

•
Political disagreements between the United Kingdom (‘UK’) and the European Union (the ‘EU’), notably over the future operation of the Northern Ireland Protocol (the ‘Protocol’), has stalled the creation of a framework for voluntary regulatory cooperation in financial services following the UK’s withdrawal from the EU. While negotiations are continuing, it is unclear whether or when an agreement will be reached. This has led to speculation that the UK may trigger Article 16 of the Protocol, which could suspend the operation of the Protocol in certain respects. Any decision to do so could be met with retaliatory action by the EU, complicating the terms of trade between the UK and the EU and potentially preventing progress in other areas such as financial services. See ‘The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results’.

As the geopolitical landscape evolves, the compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the group.
While it is the group’s policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical risks and tensions, and potential ambiguities in the group’s compliance obligations, will continue to present challenges and risks for the group and could have a material adverse impact on the group’s business, financial condition, results of operations, prospects and strategy, as well as on the group’s customers.
The group is likely to be affected by global geopolitical trends, including the risk of government intervention
While economic globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by nationalism and protectionism, and international institutions may be less capable of navigating this trend. In Europe, for example, there remains an uncertain economic and political outlook, particularly in light of the UK’s exit from the EU and the end of the transition period (see ‘The UK’s trading relationship with the EU, following its withdrawal from the EU, may adversely affect the group’s operating model and financial results’). The increased geopolitical risks arising from the Russia-Ukraine war are impacting the global economy, in particular by pushing up energy and oil prices and increasing inflation further, creating further challenges for monetary authorities and our customers. A dispersion of global economic power from the US and Europe towards China and emerging markets appears to be occurring, providing a backdrop for greater US-China competition. Being part of the wider HSBC Group, the group may be adversely affected by increased geopolitical tensions across the different jurisdictions in which the HSBC Group operates.
A rise in nationalism and protectionism, including trade barriers, may be driven by populist sentiment and structural challenges facing developed and developing economies. Similarly, if capital flows are disrupted, some emerging markets may impose protectionist measures that could affect financial institutions and their clients, and other emerging, as well as developed, markets, may be tempted to follow suit. This rise could contribute to weaker global trade, potentially affecting the group’s traditional lines of business.
The group’s geographic footprint and coverage will make it and its customers susceptible to protectionist measures taken by national governments and authorities, including imposition of trade tariffs, restrictions on market access, restrictions on the ability to transact on a cross-border basis, expropriation, restrictions on international ownership, interest rate caps, limits on dividend flows and increases in taxation.

There may be uncertainty as to the conflicting nature of such measures, their duration, the potential for escalation, and their potential impact on global economies. Whether these emerging trends are cyclical or permanent is hard to determine, and their causes are likely to be difficult to address. The occurrence of any of these events or circumstances could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Current economic and market conditions may adversely affect the group’s results
The group’s earnings are affected by global and local economic and market conditions.
Uncertain and at times volatile economic conditions can create a challenging operating environment for financial institutions such as the group.
In particular, the group has faced and may continue to face the following challenges to its operations and operating model in connection with these factors:
•
the Russia-Ukraine war and its economic repercussions could result in further, material, increases in commodity prices and inflation, creating challenges for monetary authorities to keep inflation under control. These factors could also adversely affect the financial condition of the group’s customers and lead to higher credit losses for the group. In addition, there is a risk that significant monetary policy tightening coupled with the economic effects of the Russia-Ukraine war, including in the form of sanctions, trade restrictions and countermeasures, could precipitate a global recession;

•
if the Russia-Ukraine war spreads to other territories, including those in which the group has a physical presence, that could materially adversely affect the financial condition of the group’s customers and lead to higher credit or operational losses for the group;

•
the Covid-19 pandemic and its impact on global economies could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as the company (including those outlined in ‘Risks relating to the impact of Covid-19’);

•
the current high levels of sovereign indebtedness in some markets (measured as a proportion of Gross Domestic Product (‘GDP’)), coupled with the potential of falling fiscal receipts and higher interest rates could lead to a sovereign debt crisis which could materially worsen the macro-economic outlook and adversely affect the group’s profits;

•
the demand for borrowing from creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued;

•
the group’s ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption; and

•
market developments may depress consumer and business confidence beyond expected levels. If economic growth is subdued, for example, asset prices and payment patterns may be adversely affected, leading to greater than expected increases in the group’s delinquencies, default rates and ECLs. However, if growth is too rapid, new asset valuation bubbles could appear, particularly in the real estate sector, with potentially negative consequences for financial institutions, such as the company.

The group’s central scenario used to calculate impairment charges, under IFRS 9 Financial Instruments (‘IFRS 9’), assumes that economic activity will continue to recover through 2022, surpassing peak pre Covid-19 pandemic levels of GDP in the group’s key markets. It is assumed that private sector growth accelerates, ensuring a strong recovery is sustained even as Covid-19 pandemic-related fiscal support is withdrawn. However, there is a high degree of uncertainty associated with economic forecasts in the current environment and there are significant risks to the group’s central scenario. The degree of uncertainty varies by the group’s key markets, driven by country specific trends in the evolution of the Covd-19 pandemic, associated policy responses, ongoing impacts felt from the Trade and Cooperation Agreement in place between the UK and the EU from 1 January 2021 as well as the evolution of other top risks, such as the Russia-Ukraine war. As a result, our central scenario for IFRS 9 impairment charges has not been assigned an equal likelihood of occurrence across the group’s key markets. There remains a material risk of a renewed drop in economic activity, particularly in countries that are highly dependent, directly or indirectly, on Russian energy or trade or otherwise exposed to the effects of higher interest rates or inflation. The potential impact of these factors on global economic growth could result in further sharp falls in financial asset prices.
The macro-economic environment, including the impact of the Covid-19 pandemic, may also have material adverse impacts on capital and liquidity. This may include downward customer credit rating migration, which could negatively impact the group’s RWAs and capital position, and potential liquidity stress due, among other factors, to increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks, including the UK government and the Bank of England (the ‘BoE’), have put in place to support funding and liquidity.
Central bank and government actions and support measures taken in response to the current economic environment and the Covid-19 pandemic may create restrictions in relation to the group’s capital management. These may limit the group’s flexibility in managing the business and taking action in relation to capital distribution and re-allocation.
The occurrence of any of these events or circumstances could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and customers.
Risks relating to the impact of Covid-19
The Covid-19 pandemic and its effect on the global economy have continued to impact the group’s customers and organisation, and the future effects of the pandemic remain uncertain. Covid-19 necessitated governments to respond at unprecedented levels to protect public health, and to support local economies and livelihoods. It has affected regions at different times and to varying degrees as it has developed. The resulting government support measures and restrictions have created additional challenges given the rapid pace of change and significant operational demands. Renewed outbreaks, particularly those resulting from the emergence of new variants of the virus, emphasise the ongoing threat of Covid-19 and could result in further tightening of government restrictions.
Over the course of 2021, government restrictions across many countries were gradually unwound, allowing the global economy to stage a robust recovery up until the fourth quarter, when the highly transmissible Omicron variant began to emerge. While government restrictions were re-imposed in many countries in response to this variant, they have in certain countries been less restrictive than those that were imposed during previous waves of the pandemic.
The global vaccination roll-out in 2021 helped reduce the social and economic impact of the Covid-19 pandemic, although there has been significant divergence in the speed at which vaccines have been deployed around the world. Most developed countries have now vaccinated a large proportion of their populations, but many less developed countries have struggled to secure supplies and are at an earlier stage of their roll-out. By the end of 2021, high vaccination rates had ensured that many Covid-19-related restrictions on activity in developed markets had been lifted and travel constraints were easing. However, the emergence of the Omicron variant, which proved to be more contagious and able, to a certain extent, to evade vaccine immunity, demonstrated the risk that new variants pose and led to government restrictions being reintroduced. There remains a divergence in approach taken by countries with regards to the level of restrictions on activity and travel imposed in response to the pandemic. Such diverging approach to future pandemic waves could prolong or worsen supply chain and international travel disruptions.
Mismatches between the supply and demand of goods and services contributed to a rise in inflation in 2021 and the first half of 2022. Central banks in major markets have gradually increased interest rates in 2021 and during the beginning of 2022 and are expected to further increase interest rates during the course of 2022, but such increases are expected to be gradual and monetary policy is expected to remain accommodative overall. Policy tightening in major emerging markets has already begun in order to counteract rising inflation and the risk of capital outflows. Governments are also expected to reduce the level of fiscal support they offer households and businesses as the appetite for broad lockdowns and public health restrictions decreases. Government debt has risen in most advanced economies, and is expected to remain high into the medium term. High government debt burdens have raised fiscal vulnerabilities, increasing the sensitivity of debt service costs to interest rate increases and potentially reducing the fiscal space available to address any future economic downturns.
Depending on the time taken for economic activity to recover, there could be further adverse impacts on the group’s income due to lower lending and transaction volumes and lower wealth and insurance manufacturing revenue due to equity market volatility and weakness.
The rapid introduction and varying nature of the government support schemes introduced throughout the Covid-19 pandemic led to increased operational risks, including complex conduct considerations, increased reputational risk and increased risk of fraud. These risks could crystallise over time including as and when those remaining government support schemes are unwound. These events have also led to increased litigation risk for the group.
The impact of the pandemic on the long-term prospects of businesses in the most vulnerable sectors of the economy – such as retail, transportation, hospitality and commercial real estate – remains uncertain and may lead to credit losses on specific exposures, which may not be fully captured in ECL estimates. In addition, in times of stress, fraudulent activity is often more prevalent, leading to potentially material credit or operational losses. The performance of the group’s financial models continues to be impacted by the pandemic due to a lack of correlated historical data. These include retail and wholesale credit models such as IFRS 9 loss models, as well as capital models, traded risk models and models used in the asset/ liability management process. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of Covid-19 on critical model inputs. See ‘The group could incur losses or be required to hold additional capital as a result of model limitations or failure. The operational support functions on which the group relies are based in a number of countries worldwide, some of which were particularly affected by the Covid-19 pandemic during 2021. We continue to monitor the situation, in particular in those countries and regions where Covid-19 infections are most prevalent and/or where travel restrictions are in place.
Moreover, the group has financial instruments which are carried at fair value, and such fair values may be impacted by the market volatility resulting from the Covid-19 pandemic. This would in turn affect the market value of such instruments and could result in markdowns on such instruments and an increase in the size of fair value adjustments.
Despite the ongoing economic recovery, significant uncertainties remain in assessing the duration and impact of the Covid-19 pandemic, including where government restrictions are re-imposed as a result of further outbreaks of the virus, in particular those outbreaks which result from the emergence of new variants. There is a risk that economic activity remains below pre-pandemic levels for a prolonged period and this could have a material adverse effect on the group’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
The group is subject to financial and non-financial risks associated with Environmental, Social and Governance (‘ESG’) related matters, such as climate change, nature- related and human rights issues
ESG-related matters such as climate change, society’s impact on nature and human rights violations introduce risks to the group’s business, customers and wider society.
Climate change, through transitional and physical channels, could have both financial and non-financial impacts on the group either directly or indirectly through its customers. Transition risk can arise from the move to a low-carbon economy, such as through policy, regulatory and technological changes. Physical risk can arise through increasing severity and/or frequency of severe weather or other climatic events, such as rising sea levels and flooding.

The group currently expects that the following are the most likely ways in which climate risk may materialise for the group:
•
transition and physical risk may impact the group’s wholesale customers, for example if regulatory, legislative or technological developments impact customers’ business models resulting in financial difficulty for customers and/or stranded assets;

•
residential real estate may be affected by changes to the climate and extreme weather events which could impact both property values and the ability of borrowers to afford their mortgage payments;

•
physical risk may impact the group’s operations, for example if flooding or extreme weather events impacted its critical operations;

•
regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions;

•
conduct risks could develop associated with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies; and

•
reputational risks may result from the group’s decisions on how the group supports its customers in high-emitting sectors, including its ability to assist the HSBC Group in achieving its climate-related ambitions, targets and commitments.

We also face increased reputational, legal and regulatory risks as it makes progress towards the HSBC Group’s net zero ambition, with stakeholders likely to place greater focus on the group’s actions, such as the development of climate-related policies, the HSBC Group’s disclosures and financing and investment decisions relating to its ambition.
In addition, there is increasing evidence that a number of nature-related risks beyond climate change – which include risks that can be represented more broadly by economic dependency on nature – can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality is compromised by overpopulation, urban development, natural habitat and ecosystem loss, and other environmental stresses beyond climate change. They can show themselves in a variety of ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both the group and its customers.
The key human rights risks that currently impact the group include discrimination, in particular with respect to the group’s employees and customers, and modern slavery in the group’s supply chains and those of the group’s customers. Failure to manage these risks may result in negative impacts on the group’s people (both in terms of hiring and retention), the group’s business and the group’s reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets and this could have reputational, legal and financial consequences for the group.
In respect of all ESG-related risks, the group also needs to ensure that its strategy and business model, including the products and services it provides to customers and non-financial risk management processes (including processes to measure and manage the various financial and non-financial risks the group faces as a result of ESG-related matters) adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace. The group’s ability to assist the HSBC Group in achieving its strategy with respect to ESG matters, including any ESG-related ambitions, commitments and targets that it may set, will depend on a number of different factors outside of the group’s control, such as advancements in technologies and supportive public policies in the markets where the group operates. If these external factors and other changes do not occur, or do not occur on a timely basis, the group may fail to assist the HSBC Group in achieving its ESG-related ambitions, commitments and targets.
In order to track and report on the HSBC Group’s progress against its ESG-related ambitions, commitments and targets, the HSBC Group relies on internal and, where appropriate and available, external data sources, guided by certain industry standards. While ESG-related reporting has improved over time, data remains of limited quality and consistency. Methodologies the HSBC Group has used may develop over time in line with market practice, regulation and/or developments in science, where applicable. Any such developments in methodologies, and changes in the availability and quality of data over time could result in revisions to reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year. This could also result in the HSBC Group having to re-evaluate its progress towards its ESG-related ambitions, commitments and targets in the future and this could result in reputational, legal and regulatory risks.
If any of the above risks materialise, this could have financial and non-financial impacts for the group which could, in turn, have a material adverse effect on its business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results
The EU and the UK agreed a Trade and Cooperation Agreement on 31 December 2020, following the UK’s withdrawal from the EU. The agreement mainly focused on goods and services but also covered a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. While the agreement only addressed financial services in a limited manner, bilateral discussions have now concluded at a technical level to create a framework for voluntary regulatory cooperation in financial services between the UK and EU through the establishment of a Joint UK-EU Financial Regulatory Forum. This is expected to provide a platform within which both parties will be able to discuss financial services-related issues, including future equivalence determinations.
Broader political disagreements, notably over the future operation of the Northern Ireland Protocol, have, however, increased tensions in the UK-EU relationship. While negotiations relating to the Protocol between the UK and the EU are continuing, it remains uncertain whether an agreement will be reached. If the failure to reach an agreement were to lead to the UK triggering Article 16 of the Protocol, this could suspend the Protocol’s operation in certain respects, which may further complicate the terms of trade between the UK and the EU and prevent progress in other areas such as financial services.
As the financial passporting arrangement that existed prior to, and during, the transition period expired, the group put in place new arrangements in the provision of cross-border banking and investment services to customers and counterparties in the European Economic Area.

Notwithstanding the progress made in ensuring the group was prepared for the end of the transition period, there remain risks, many of them linked to the uncertain outcome of ongoing negotiations relating to potential developments in the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states. Significant uncertainty also remains as to the extent to which EU laws will diverge from UK law (including bank regulation) in the future. Any changes to the current rules in this respect and any further divergences in the legal regimes could require modifications to the group’s UK and European operating models, with resulting impacts to its clients and employees. The exact impacts on the group’s clients will depend on the nature of any developments and their individual circumstances and, in a worst case scenario, could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the group.
More generally, over the medium to long term, the UK’s withdrawal from the EU and the operation of the new Trade and Cooperation Agreement (and any complexities that may result there from), may impact markets and increase economic risk, particularly in the UK, which could adversely impact the group’s profitability and prospects for growth in this market.
In addition, the UK’s future trading relationship with the EU, and the rest of the world will likely take a number of years to fully resolve. This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as including currency fluctuations.
The group operates in markets that are highly competitive
The group competes with other financial institutions in a highly competitive industry that continues to undergo significant change as a result of financial regulatory reform, including the Competition and Markets Authority’s directions on Open Banking in the UK, as well as increased public scrutiny and a continued challenging macro-economic environment.
The group targets internationally mobile clients who need sophisticated global solutions. It generally competes on the basis of the quality of its customer service, the wide variety of products and services that the group can offer its customers, the ability of those products and services to satisfy its customers’ needs, the extensive distribution channels available for its customers, its innovation and its reputation. Continued and increased competition in any one or all of these areas may negatively affect the group’s market share and/or cause it to increase its capital investment in its businesses in order to remain competitive.
Additionally, the group’s products and services may not be accepted by its targeted clients.
In many markets, there is increased competitive pressure to provide products and services at current or lower prices.
Consequently, the group’s ability to reposition or reprice its products and services from time to time may be limited, and could be influenced significantly by the actions of its competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that the group offers its customers, and/or the pricing for those products and services, could result in a loss of customers and market share.
Further, new entrants to the market or new technologies challenge the group to continue to innovate and optimise to take advantage of new digital capabilities to best serve its customers, and adapt its products to attract and retain customers. The group may not respond effectively to these competitive threats from existing and new competitors, and as a result may need to increase its investment in its business to modify or adapt its existing products and services or develop new products and services to respond to its customers’ needs.
Any of these factors could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
Changes in foreign currency exchange rates may affect the group’s results
The group prepares its accounts in pounds sterling. However, a substantial portion of the group’s assets, liabilities, assets under management, revenues and expenses are denominated in other currencies (primarily, euro and US dollars).
Changes in foreign exchange rates have an effect on the group’s accounting records, reported income, cash flows and shareholders’ equity. Unfavourable changes in foreign exchange rates could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Market fluctuations may reduce the group’s income or the value of its portfolios
The group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices, and the risk that the group’s customers act in a manner inconsistent with its business, pricing and hedging assumptions.
Market pricing can be volatile, and ongoing market movements could significantly affect the group in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates and yield curves affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. See ‘Risks relating to the impact of Covid 19’ above regarding the impact of Covid 19 on the interest rate environment.
Competitive pressures on fixed rates or product terms in existing customer products sometimes restrict the group’s ability to change interest rates applying to customers in response to changes in official and wholesale market rates.
The group’s defined benefit pension plans are exposed to market risk from their assets and liabilities. The liability discount rate provides exposure to interest rate risk and credit spread risk which are only partially offset by fixed interest assets and swaps. The assets also provide exposure to fluctuations in the market value of equities.

The group’s insurance businesses are exposed to the risk that market fluctuations may cause mismatches to occur between product liabilities and the investment assets that back them. Market risks can affect the group’s insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses, with their excess capital invested in the markets. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses could bear some of the cost of such guarantees and options. The performance of the investment markets could thus have a direct effect upon the value embedded in the insurance and investment contracts and the group’s operating results, financial condition and prospects.
It is difficult to predict with any degree of accuracy changes in market conditions, and such changes could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Liquidity, or ready access to funds, is essential to the group’s businesses
The group’s ability to borrow on a secured or unsecured basis, and the cost of doing so, can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to the group or the banking sector, including the group’s perceived or actual creditworthiness.
Current accounts and savings deposits payable on demand or at short notice form part of the group’s funding, and the group places considerable importance on maintaining their stability. For deposits, stability depends upon preserving investor confidence in the group’s capital strength and liquidity, and on comparable and transparent pricing. Although deposits have been a stable source of funding historically, this may not continue.
The group also accesses wholesale markets in order to maintain a diversified portfolio of funding sources, provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies, and to maintain a presence in local markets.
An inability to obtain financing in the unsecured long term or short term debt capital markets, or to access the secured lending markets, could have a material adverse effect on the group’s liquidity.
Unfavourable macroeconomic developments, market disruptions or regulatory developments may increase the group’s funding costs or challenge the group’s ability to raise funds to support or expand the group’s businesses.
If the group is unable to raise sufficient funds through deposits and/or in the capital markets, the group’s liquidity position could be adversely affected, and the group might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet the group’s obligations under committed financing facilities and insurance contracts, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities or to fund new loans, investments and businesses.
The group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets to reduce its funding commitments. In a time of reduced liquidity, the group may be unable to sell some of its assets, or may be unable to maintain the run-down and sale of certain legacy portfolios, or the group may need to sell assets at reduced prices, which in any such case could materially adversely affect the group’s business, financial condition, results of operations and prospects.
Macro-prudential, regulatory and legal risks to the group’s business model
The group is subject to numerous legislative or regulatory requirements and developments and changes in the policy of regulators or governments and the group may fail to comply with applicable regulations, particularly any changes thereto
The group’s businesses are subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in the UK, the EU and the other markets in which the group operates. Many regulatory changes relevant to its business may have an effect beyond the country in which they are enacted, because its regulators deliberately enact regulation with extra territorial impact or the group’s operations mean that the group is obliged to give effect to ‘local’ laws and regulations on a wider basis.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by financial institutions, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes, changes in compensation practices and more detailed requirements on how business is conducted. The governments and regulators in the UK, the EU or elsewhere may intervene further in relation to areas of industry risk already identified, or in new areas, which could adversely affect the group.
Specific areas where regulatory changes could have a material effect on the group’s business, financial condition, results of operations, prospects, capital position, and reputation and current and anticipated areas of particular focus for the group’s regulators include, but are not limited to:
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the ongoing regulatory response to the Covid 19 pandemic, and its implications for banks credit risk management and provisioning processes, capital adequacy and liquidity, and a renewed focus on vulnerable customers including the treatment of customers including consideration of longer-term initiatives to support borrowers in financial difficulty and measures designed to maximise access to cash for consumers.

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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in particular markets in which the group operates. For example, the regulatory structure in the UK comprising the Prudential Regulation Authority (‘PRA’), the Financial Conduct Authority (‘FCA’) and the Financial Policy Committee (‘FPC’) and the granting to the European Central Bank of supervisory powers, may affect the group and its activities.

In particular, the FPC has the ability to direct that UK financial institutions be required to hold additional capital for lending to sectors perceived as higher risk and to increase the amount of capital that financial institutions are required to hold when threats to financial stability are judged to be emerging;
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the structural separation of certain banking and other activities proposed or enacted in a number of jurisdictions, including legislation in France and Germany which provide for the ring-fencing of certain activities, including trading activities, and the prohibition of certain proprietary trading activities;

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the potential for developments in, and the consequences for breaches of, the Financial Services (Banking Reform) Act 2013, which requires (amongst other matters) the legal separation of core deposits from wholesale and investment banking activities (commonly referred to as ring-fencing). In particular, in order to comply with the ongoing requirements of the UK ring-fencing regime, the group must ensure that its operations and infrastructure comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing legislation and rules, including in areas such as information technology infrastructure, human resources and critical service providers, which may involve associated operational risk and may result in increased costs and higher risk of breach of rules and regulations. Arrangements between HSBC UK and the group also need to meet these requirements and the requirement that all such transactions take place on an arm’s length basis. The duplication of certain infrastructure or functions between HSBC UK and the group that are required to comply with the UK ring-fencing legislation and rules, and inefficiencies resulting therefrom, have in turn resulted in additional costs and/or changes to the group’s business and operations. The independent panel appointed by HM Treasury to review the UK regime for ring-fencing and proprietary trading during 2021 published its recommendations on 15 March 2022, which concluded that the scope of the ring-fencing regime should be changed to focus on large, complex financial institutions, and included suggestions to align the ring-fencing regime with the resolution regime, which may result in proposed legislative amendments to the regime in the coming years;

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the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets, including the proposed introduction in the UK of a new Consumer Duty and measures resulting from ongoing thematic reviews into the workings of the retail, SME and wholesale banking sectors and the provision of financial advice to consumers;

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the implementation of any conduct measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing;

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the demise of certain interbank offered rate (‘Ibor’) reference rates and the transition to new replacement rates (as discussed further under ‘The group may not manage risks associated with the replacement of benchmark rates and indices effectively’);

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reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements;

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the focus globally on technology, underpinned by customer protection, including the use of artificial intelligence and digital assets (data, identity and disclosures), financial technology risks, operational resilience, virtual currencies (including central bank digital currencies and global stablecoin) and cybersecurity. This also includes the introduction of new and/or enhanced standards in these areas;

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the continued evolution of the UK’s regulatory framework following the UK’s withdrawal from the EU, and similarly regarding the access of UK and other non-EU financial institutions to EU markets, for example, in the light of proposals within the EU Commission’s CRDVI package which could restrict cross border activity by non-EU firms without a branch, except on a reverse solicitation basis. For further details, see ‘The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results’;

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the Basel Committee on Banking Supervision (‘Basel’) agreed the final form of the reforms to strengthen global capital and liquidity rules (the ‘Basel III Reforms’) in December 2017. The final standards will need to be transposed into the relevant local law before coming into effect. In June 2019, the EU enacted Regulation (EU) No. 2019/876 amending Regulation (EU) No. 575/2013 (‘CRR II’). This implemented changes to the own funds regime and to the Financial Stability Board’s requirements for total loss-absorbing capacity, known in the EU as the minimum requirements for own funds and eligible liabilities. It also included the first tranche of changes to the EU’s legislation to reflect the Basel III Reforms, including the changes to market risk rules under the Fundamental Review of the Trading Book, revisions to the standardised approach for measuring counterparty risk, changes to the equity investments in funds rules, amendments to the large exposures rules, the new leverage ratio rules and the implementation of the net stable funding ratio. With the exception of the changes to the market risk framework, the CRR II was implemented in the UK on 1 January 2022. The market risk changes will be implemented with the remainder of the Basel III Reforms. The remaining reforms are scheduled for implementation by Basel on 1 January 2023. These include the changes to the RWA rules on credit risk, market risk, operational risk and credit valuation adjustments, and the implementation of an RWA floor based upon the standardised approach. Given the PRA is not expected to consult on these other elements until the second half of 2022, this increases the likelihood that the UK’s implementation will be delayed;

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the implementation of more stringent capital, liquidity and funding requirements, including changes to internal ratings-based modelling (‘IRB modelling’);

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the financial effects of climate change being incorporated within the global prudential framework, including the transition risks resulting from a shift to a low carbon economy;

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a continuing interest in financial services activities by competition authorities at the UK and European level when enforcing laws against anticompetitive practices (in the UK, the FCA and the Payment Systems Regulator are competition law enforcers). This is also being accompanied by a rise in private damages litigation relating to alleged competition law infringements. Currently, much of this is brought in the UK, but in the future there is likely to be an increase in such litigation across Europe as a result of the EU Directive on Antitrust Damages Action;

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restrictions on the structure of remuneration and increasing requirements to detail management accountability within the group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation);

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the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls, as evidenced in regulatory fines imposed against other financial institutions. The group has commissioned a number of independent external reviews of its regulatory reporting processes and controls, some at the request of its regulators, including one of its credit risk RWA reporting process which is currently ongoing;
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increasing regulatory expectations of firms around governance and risk management frameworks, particularly for management of climate change, diversity and inclusion and other ESG risks and enhanced ESG disclosure and reporting obligations;

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financial crime and market abuse standards and increasing expectations for control frameworks, to ensure firms are adapting to new threats such as those arising from the Covid 19 pandemic, and are protecting customers from cyber enabled crime;

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changes in national or supra national requirements regarding the ability to offshore or outsource the provision of services and resources or transfer material risk to financial services companies located in other countries, which impact the group’s ability to implement consistent and efficient operating models;

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the application and enforcement of anti-money laundering investigations and sanctions and economic sanctions, including those with extra territorial effect and those arising from geopolitical tensions (see ‘The group is subject to political, social and other risks in the countries in which it operates’);

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the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions; and

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continuing regulatory focus on the effectiveness of internal controls and risk management frameworks, as evidenced in regulatory fines and other measures imposed against other financial institutions.

The group may not manage risks associated with the replacement of benchmark rates and indices effectively
Key benchmark rates and indices, including Ibors such as the London interbank offered rate (‘Libor’), have been the subject of national, international and other regulatory scrutiny and reform for a number of years. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (‘RFRs’) and the proposed discontinuation of certain reference rates (including Libor). In May 2019, the European Money Markets Institute (‘EMMI’) announced the cessation of the Euro Overnight Index average (‘Eonia’) from the end of 2021 and, in March 2021, ICE Benchmark Administration Limited (‘IBA’) announced that it would cease publication of (i) all sterling, Euro, Swiss franc and Japanese yen settings, and the 1-week and 2- month US dollar Libor settings immediately after 31 December 2021 and (ii) the remaining US dollar Libor settings immediately after 30 June 2023. The FCA subsequently used its regulatory powers to compel IBA to publish a number of sterling and Japanese Yen Libor settings on an alternative methodology basis (so-called ‘synthetic Libor’) from 1 January 2022 for an undetermined period of time.
The discontinuation of sterling, Swiss franc, Euro and Japanese Yen Libor interest rates, and Eonia has occurred with the adoption of respective replacement RFRs. The continued existence of legacy contracts in benchmark rates that demised from the end of 2021, so called ‘tough legacy,’ and legacy contracts referencing other Ibors that are expected to demise at a later date, notably a number of US dollar Libor settings, results in a number of risks for the group, its clients, and the financial services industry more widely. These include, but are not limited to;
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Regulatory compliance, legal and conduct risks, that arise from the transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs, could lead to unintended or unfavourable outcomes for clients and market participants. These risks could be heightened if the group’s sales processes and procedures are not appropriately adapted or executed to detail the risks and complexity of the RFR market conventions;

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Legal risks are associated with legacy contracts that the group is unable to appropriately transition and legacy contracts that rely on the use of legislative solutions, such as ‘synthetic’ Libor. If the group is unable to appropriately transition legacy contracts this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions do not work from a contractual, practical or financial perspective, potentially resulting in unintended outcomes for clients. While legislative solutions are (in some circumstances) expected to assist market participants with transitioning contracts or mitigating risks associated with ‘tough legacy’ contracts, there remains some uncertainty around the operation and implementation of such solutions as well as their longevity. For legacy contracts that utilise ‘synthetic’ Libor there is a risk that the group is unable to transition such contracts to a new RFR or alternative rate before the relevant ‘synthetic’ Libor is discontinued. This could lead to reliance on the above mentioned fallback provisions, which do not contemplate permanent cessation of Libor. Each of these issues could result in unintended or unfavourable outcomes for clients and market participants and this could potentially increase the risk of disputes;

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Financial risks result from the discontinuation of US dollar Libor and the development of liquidity in its replacement RFR, Secured Overnight Funding rate (‘SOFR’). Differences in US dollar Libor and SOFR interest rate levels create a basis risk in the trading book and banking book due to asymmetric adoption of SOFR across assets, liabilities and products that the group needs to actively manage through appropriate financial hedging. In addition, this may limit the ability to hedge effectively; and

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Resilience and operational risks, resulting from ‘tough legacy’ and other legacy Ibor contracts that are expected to be transitioned to RFRs and alternative rates. In particular, there is a risk that the group’s systems, processes and controls have not been appropriately adapted to account for new RFR methodology changes or fallback provisions, leading to complaints and disputes. The operational and resilience risks may be further heightened if there is a slow take-up of the use of the SOFR benchmark for new financing and hedging activities in 2022, as this could compress the timelines for transition of legacy contracts referencing US dollar Libor settings that are demising in 2023.

If any of these risks materialises, this could have a material adverse effect on the group’s business, financial condition, capital position, results of operations, prospects and customers.
The group is subject to material litigation and regulatory enforcement risk
The group faces significant risks in its business relating to legal, regulatory or administrative actions and investigations. The volume and amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons, including a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering (‘AML’), anti bribery/corruption, and sanctions and counter-terrorist financing regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from prosecutors and the public.
Any such legal, regulatory or administrative action or investigation against the group or one or more of its subsidiaries could result in, among other things, substantial fines, civil penalties, criminal penalties, cease and desist orders, forfeitures, the suspension or revocation of key licences, requirements to exit certain businesses, other disciplinary actions and/or withdrawal of funding from depositors and other stakeholders. Any threatened or actual litigation, regulatory proceeding, administrative action, investigation or other adversarial proceeding against the group or one or more of its subsidiaries could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation. Additionally, the group’s financial statements reflect provisioning for legal proceedings, regulatory and customer remediation matters. Provisions for legal proceedings, regulatory and customer remediation matters typically require a higher degree of judgement than other types of provisions, and the actual costs resulting from such proceedings and matters may exceed existing provisioning.
Additionally, the group and its subsidiaries continue to be subject to a number of material legal proceedings, regulatory actions and investigations. In particular, Note 33 (‘Legal proceedings and regulatory matters’) to the financial statements included at pages F-72 to F-75 in this registration statement on Form 20-F describes the litigations and investigations relating to the Bernard L. Madoff Investment Securities LLC fraud in a number of jurisdictions, the London interbank offered rates, European interbank offered rates and other benchmark rates, anti-competitive practices in the foreign exchange markets, the manipulation of precious metal prices, anti-money laundering and sanctions-related matters and other regulatory investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, the group may face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The group may fail to meet the requirements of regulatory stress tests
The group is subject to regulatory stress testing in many jurisdictions. These exercises are designed to assess the resilience of financial institutions to potential adverse economic or financial developments and ensure that they have robust, forward looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on the group’s data provision, stress testing capability and internal management processes and controls.
Failure to meet quantitative or qualitative requirements of regulatory stress test programmes, or the failure by regulators to approve the group’s stress test results and capital plans, could result in the group being required to enhance its capital position and / or position additional capital in specific subsidiaries, and this could, in turn, have a material adverse effect on the group’s business, financial condition, results of operations, prospects, capital position and reputation.
The company will be subject to certain bank resolution powers under the Banking Act
Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (as amended, supplemented or replaced from time to time, the ‘BRRD’) provides an EU-wide framework for the recovery and resolution of credit institutions and their parent companies and other group companies. The BRRD is designed to provide relevant authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimising the impact of an institution’s failure on the economy and financial system. In the United Kingdom, the Banking Act 2009, as amended (‘Banking Act’) has implemented the majority of the provisions of the BRRD, and was recently amended by, amongst other statutory instruments, The Bank Recovery and Resolution (Amendment) (EU Exit) Regulations 2020, which implement into United Kingdom law certain of the recent amendments to BRRD which were required to be implemented prior to IP completion day (as defined in the European Union (Withdrawal Agreement) Act 2020).
a.   Statutory intervention powers
The company is subject to the Banking Act, which gives wide powers in respect of UK financial institutions and their parent and other group companies to HM Treasury, the BoE, the PRA and/or the FCA (each a relevant UK Resolution Authority (‘relevant UKRA’)) in circumstances where a UK bank has encountered or is likely to encounter financial difficulties. These powers include powers to: (a) transfer all or some of the securities issued by a UK bank or its parent, or all or some of the property, rights and liabilities of a UK bank or its parent (which would include certain of the company’s securities that may be subject to the exercise of powers under the Banking Act (the ‘Relevant Securities’)), to a commercial purchaser or, in the case of securities, to HM Treasury or an HM Treasury nominee, or, in the case of property, rights or liabilities, to an entity owned by the BoE; (b) override any default provisions, contracts, or other agreements, including provisions that would otherwise allow a party to terminate a contract or accelerate the payment of an obligation; (c) commence certain insolvency procedures in relation to a UK bank; and (d) override, vary or impose contractual obligations, for reasonable consideration, between a UK bank or its parent and its group undertakings (including undertakings which have ceased to be members of the group), in order to enable any transferee or successor bank of the UK bank to operate effectively. The Banking Act also gives power to HM Treasury to make further amendments to the law for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect.

b.   Write-down and conversion of capital instruments and liabilities powers and/or bail-in powers
The powers granted to the relevant UKRA also include powers to vary or extinguish the claims of certain creditors. These powers include a ‘write-down and conversion of capital instruments and liabilities’ power and a ‘bail-in’ power.
The write-down and conversion of capital instruments and liabilities power may be used where the relevant UKRA has determined that the institution concerned has reached the point of non-viability, but that no bail-in of instruments other than capital instruments or (where the institution concerned is not a resolution entity) certain internal non-own funds liabilities (“relevant internal liabilities”) is required (however the use of the write-down and conversion power does not preclude a subsequent use of the bail-in power) or where the conditions to resolution are met. Any write-down or conversion effected using this power must be carried out in a specific order such that common equity must be written off, cancelled or appropriated from the existing shareholders in full before additional tier 1 instruments are affected, and additional tier 1 instruments must be written off or converted in full before tier 2 instruments are affected and (in the case of a non-resolution entity, such as the company) tier 2 instruments must be written off or converted in full before relevant internal liabilities are affected. Where the write-down and conversion of capital instruments and liabilities power is used, the write-down is permanent and investors receive no compensation (save that CET1 instruments may be required to be issued to holders of written-down instruments). The write-down and conversion of capital instruments and liabilities power is not subject to the ‘no creditor worse off’ safeguard (unlike the bail-in power described below).
The bail-in power gives the relevant UKRA the power to cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution or its holding company, to convert certain debt claims (which could be amounts payable under the company’s Relevant Securities) into another security, including ordinary shares of the surviving entity or its holding company, if any and/or to amend or alter the terms of such claims, including the maturity of the company’s Relevant Securities or amendment of the amount of interest payable on the company’s Relevant Securities, or the date on which interest becomes payable, including by suspending payment for a temporary period. The Banking Act requires the relevant UKRA to apply the bail-in power in accordance with a specified preference order which differs from the ordinary insolvency order. In particular, the relevant UKRA must write-down or convert debts in the following order: (i) additional tier 1, (ii) tier 2, (iii) other subordinated claims and (iv) certain senior claims. As a result, the company’s subordinated securities which qualify as capital instruments may be fully or partially written down or converted even where other subordinated debt that does not qualify as capital is not affected. This could effectively subordinate such securities to the company’s other subordinated indebtedness that is not additional tier 1 or tier 2 capital in the event that the bail-in power is applied by the relevant UKRA. The claims of some creditors whose claims would rank equally with those of the holders of such securities may be excluded from bail-in. The more of such creditors there are, the greater will be the impact of bail-in on the holders of such securities. The bail-in power is subject to the ‘no creditor worse off’ safeguard, under which any shareholder or creditor which receives less favourable treatment than they would have had if the institution entered into insolvency may be entitled to compensation.
Although the exercise of the bail-in power under the Banking Act is subject to certain pre-conditions, there remains uncertainty regarding the specific factors (including, but not limited to, factors outside the control of the group or not directly related to the group) which the relevant UKRA would consider in deciding whether to exercise such power with respect to the company and its Relevant Securities. Moreover, as the relevant UKRA may have considerable discretion in relation to how and when it may exercise such power, holders of the company’s Relevant Securities may not be able to refer to publicly available criteria in order to anticipate a potential exercise of such power and consequently its potential effect on the company and its Relevant Securities.
c.   Powers to direct restructuring of the group
As well as a write-down and conversion of capital instruments and liabilities power and a bail-in power, the powers of the relevant UKRA under the Banking Act include the power to (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply, (ii) transfer all or part of the business of the relevant financial institution to a “bridge institution” (an entity created for such purpose that is wholly or partially in public control) and (iii) separate assets by transferring impaired or problem assets to one or more publicly owned asset management vehicles to allow them to be managed with a view to maximising their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only). In addition, the Banking Act gives the relevant UKRA power to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments and/or discontinuing the listing and admission to trading of debt instruments.
The exercise by the relevant UKRA of any of the above powers under the Banking Act may limit the company’s capacity to meet its repayment obligation under its Relevant Securities and the exercise of any such powers (including especially the write-down and conversion of capital instruments power and the bail-in power) could lead to the holders of the company’s Relevant Securities losing some or all of their investment.
Moreover, trading behaviour in relation to the securities of the company, including market prices and volatility, may be affected by the use of, or any suggestion of the use of, these powers and accordingly, in such circumstances, the company’s Relevant Securities are not necessarily expected to follow the trading behaviour associated with other types of securities. There can be no assurance that the taking of any actions under the Banking Act by the relevant UKRA or the manner in which its powers under the Banking Act are exercised will not materially adversely affect the rights of holders of the company’s Relevant Securities, the market value of an investment in the company’s Relevant Securities and/or the company’s ability to satisfy its obligations under its Relevant Securities.
Although the Banking Act also makes provision for public financial support to be provided to an institution in resolution subject to certain conditions, it provides that the financial public support should only be used as a last resort after the relevant UKRA has assessed and exploited, to the maximum extent practicable, all the resolution tools, including the bail-in power.

The group is subject to tax-related risks in the countries in which it operates
The group is subject to the substance and interpretation of tax laws in all countries in which it operates and is subject to routine review and audit by tax authorities in relation thereto. The group’s interpretation or application of these tax laws may differ from those of the relevant tax authorities, and the group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters. In December 2021, The Organisation for Economic Co-operation and Development (‘OECD’) published model rules that provided a template for countries to implement a new global minimum tax rate of 15% from 2023. In January 2022, the UK government opened a consultation on how the UK implements the rules. The impact on the group will depend on exactly how the UK implements the model rules, as well as the profitability and local tax liabilities of the group’s operations in each tax jurisdiction from 2023. Separately, potential changes to tax legislation and tax rates in the countries in which the group operates could increase the group’s effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
The group may be subject to increased regulation regarding culture and accountability
Financial institutions remain under considerable scrutiny by regulators, international bodies, organisations and unions regarding conduct of business, particularly in relation to fair outcomes for customers, promoting effective competition in the interests of customers, driving higher standards of both personal and corporate conduct and ensuring the orderly and transparent operation of global financial markets. As a result, the group and its personnel may be subject to increased regulation in connection with institutional culture, employee behaviour and whistleblowing, including measures arising from ongoing thematic reviews into the workings of the SME and wholesale banking sectors and the provision of financial advice to consumers (particularly the FCA’s Senior Managers and Certification Regime and the continued focus in the UK on the progress being made in implementing wider recommendations made by the Parliamentary Commission on Banking Standards). Regulators, prosecutors, the media and the public all have heightened expectations as to the behaviour and conduct of financial institutions, and any shortcomings or failure to demonstrate adequate controls are in place to mitigate such risks, particularly risks associated with the mis-selling of financial products or the mis-handling of customer complaints, could result in regulatory sanctions, fines or an increase in civil litigation, and could have a material adverse effect on the group’s business, financial condition, results of operations and reputation.
Risks related to the group’s operations
The group’s operations are highly dependent on the HSBC Group’s information technology systems.
The reliability and security of the HSBC Group’s information technology infrastructure is crucial to the group’s provision of banking services and protecting the HSBC brand.
The effective functioning of the HSBC Group’s payment systems, financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between the group’s branches and main data processing centres, is important to the group’s operations.
Critical system failure, prolonged service unavailability or a material breach of data security, particularly of confidential customer data, could compromise the group’s ability to service its clients, could breach regulations and could cause long term damage to the group’s business and brand that could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The group remains susceptible to a wide range of cyber risks that impact and/or are facilitated by technology
The threat of cyber attacks remains a concern for the group, as it does across the entire financial sector. Failure to protect the group’s operations from cyber attacks may result in financial loss, disruption for customers or a loss of data. This could negatively affect the group’s reputation and its ability to attract and retain customers, and as it continues to grow and digitise at scale, it may be exposed to new cyber threats.
Adversaries attempt to achieve their objectives by compromising the group and related third party systems. They use techniques that include malware (including ransomware), exploitation of both known and unpublished (zero-day) vulnerabilities in vendor-supplied and HSBC-developed software, phishing emails, distributed denial of service, as well as potentially physical compromise of premises and coercion of staff. The group’s customers are also subject to these cyber-attack techniques. These techniques are constantly evolving and cyber-attacks are increasing in terms of frequency, sophistication, impact and severity. The group, like other financial institutions, experiences numerous attempts to compromise its cyber security. The group expects to continue to be the target of such attacks in the future.
Cybersecurity risks will continue to increase, due to factors such as the increasing demand across the industry and customers’ expectations for the continued expansion of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and changes in ways of working by the group’s employees, contractors, third party service providers and suppliers and their sub-contractors in response to the Covid-19 pandemic.
A failure in the group’s adherence to its cyber security policies, procedures or controls, employee malfeasance, or human, governance or technological error could also compromise the group’s ability to successfully defend against cyber-attacks. Should any of the aforementioned cybersecurity risks materialise, they could have a material adverse effect on the group’s customers, business, financial condition, results of operations, prospects and reputation.
The group could incur losses or be required to hold additional capital as a result of model limitations or failure
The group uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS 9 basis, financial crime and fraud risk management and financial reporting. The group could face adverse consequences as a result of decisions that may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed or by inherent limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over financial institutions’ use of models is considerable, particularly the internal models and assumptions used by financial institutions in the calculation of regulatory capital. If key capital models significantly underestimate risks or do not meet critical regulatory requirements, the group could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to the group’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including artificial intelligence related risks and technology by both the group and the financial services industry could also lead to increased model risk. The group’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate related risks. Challenges such as uncertainty of the long dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models. The economic consequences of the Covid 19 pandemic have impacted on the reliability of model outputs beyond how IFRS 9 models have been built and calibrated to operate. Consequently, IFRS 9 models under the current economic conditions are generating outputs that do not accurately assess the actual level of credit quality in all cases. This has required more ongoing monitoring and more frequent testing across the group, particularly for credit models. It also has resulted in enhanced and more frequent loss model monitoring. In order to calculate more realistic valuation of assets, compensating controls, such as post model management adjustments based on expert judgement are required. Such compensating controls require a significant degree of management judgment and assumptions. There is a risk that future actual results/performance may differ from such judgments and assumptions. In addition, existing models are calibrated in most instances on the basis of the post-2008 time period which had different drivers for the economic downturn as compared to the macro-environment observed during the pandemic and the current high inflation macro-environment. As a result, the model outcome is not as reliable, requiring judgmental overrides to capture risks not reflected in the model outcome. Risks arising from the use of models, including reputational, could have a material adverse effect on the group’s business, financial condition, capital position, results of operations and prospects.
The group’s operations utilise third- party suppliers and service providers
The group relies on third parties to supply goods and services. The use of third party service providers by financial institutions is of particular focus to global regulators This includes how outsourcing decisions are made, how key relationships are managed and the group’s understanding of third party dependencies and their impact on service provision.
The inadequate management of third party risk could impact the group’s ability to meet strategic, regulatory and client expectations. This may lead to a range of impacts, including regulatory censure, civil penalties or damage to the group’s reputation, which could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and strategy.
Risks related to the group’s governance and internal controls
The group’s data management and data privacy controls must be sufficiently robust to support the increasing data volumes and evolving regulations
As the HSBC Group becomes more data driven and the group’s business processes move to digital channels, the volume of data that the group relies on has grown. As a result, management of data (including data retention and deletion, data quality, data privacy and data architecture policies and procedures) from creation to destruction must be robust and designed to identify quality and availability issues. Inadequate data management could result in negative impacts to customer service, business process, or require manual intervention and reconciliation to reduce the risk of errors in reporting to senior management, regulators, or executives.
In addition, failure to comply with data privacy laws or other legislation in the jurisdictions in which the group operates may result in regulatory sanctions. Any of these failures could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
Third parties may use the group as a conduit for illegal activities without the group’s knowledge
The group is required to comply with applicable AML and sanctions laws and regulations, and has adopted various policies and procedures, including internal control and ‘know your customer’ procedures, aimed at preventing use of its products and services for the purpose of committing or concealing financial crime. Moreover, in relevant situations, and where permitted by regulation, the group may rely upon certain counterparties to maintain and properly apply their own appropriate AML procedures. While permitted by regulation, such reliance may not prevent third parties from using the group (and the group’s relevant counterparties) as a conduit for money laundering, without the group’s knowledge (and that of the group’s relevant counterparties). Further, a major focus of US and UK government policy relating to financial institutions in recent years has been combating money laundering and enforcing compliance with US and EU sanctions.
Becoming a party to, associated with, or even accusations of being associated with, money laundering, or violations of sanctions laws or regulations could damage the group’s reputation and could make it subject to fines, sanctions and/or legal enforcement. Any one of these outcomes could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The group may suffer losses due to employee misconduct
The group’s businesses are exposed to risk from potential non compliance with the HSBC Group’s policies, including the HSBC Values (the HSBC Values describe how the group’s employees should interact with each other and with customers, regulators and the wider community), and related behaviours and employee misconduct such as fraud, negligence or non financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct, and the precautions the group takes to prevent and detect this activity may not always be effective.
Misconduct risks could be increased if prevent and detect measures are less effective because of remote and home working. Employee misconduct, or regulatory sanctions if a regulator deems the group’s actions to deter such activity to be insufficient, could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
Risks to the group’s strategy
The scale and complexity of transformation to deliver the infrastructure required to drive financial and operational efficiency and resilience improvements is significant. The largest IT programmes will drive the critical path for delivery of technology outcomes and are primarily centred on Germany and France. Execution risk is amplified by the inter-dependencies between major IT programmes and other restructuring programmes such as the sale of the French retail business and creation of a branch in Germany. People engagement and morale after several years of transformation is also an area of focus for regional and country management.
Oversight from regulators has increased and is likely to intensify. The delivery of an effective ESG target operating model also carries execution risk amidst a sophisticated regulatory environment. The focus of both the PRA and FCA on legal entity governance within the group is increasing and the level of interaction with the European Central Bank (‘ECB’) has significantly increased. Continued focus on managing the relationships with regulators, meeting their timelines and managing their expectations will be essential. Examples of deliverables include: Ibor transition and implementation of the ECB’s guidelines on climate related risk.
The group’s strategy is based on assumptions regarding the economic, geopolitical, legal and regulatory environment, technology, customer needs and the competition – as the external environment changes the group’s strategy may need to adapt. External changes also pose risks. For example, the Russia-Ukraine war emphasises the geopolitical overhang in the macro-economic environment, not least inflationary pressures, despite the favourable anticipated change in the interest rate environment. These inflationary pressures may also result in an increase to the group’s cost base.
The failure to successfully deliver or achieve any of the expected benefits of key strategic initiatives could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The group’s risk management measures may not be successful
The management of risk is an integral part of all the group’s activities. Risk constitutes the group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including wholesale and retail credit risk, market risk, non traded market risk, operational risk, insurance risk, concentration risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
While the group employs a broad and diversified set of risk monitoring and mitigation techniques, such methods and the judgements that accompany their application cannot anticipate every unfavourable event or the specifics and timing of every outcome. Failure to manage risks appropriately or regulatory sanctions if a regulator deems the group’s risk management measures to be insufficient could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, strategy and reputation.
Risks related to the group’s business
The group’s business has inherent reputational risk
Reputational risk is the risk of failing to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by the group or a member of the HSBC Group, the group’s employees or those with whom the group is associated. Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputational risk. Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and individuals. In addition, the group’s business faces increasing scrutiny in respect to ESG-related matters. If the group fails to act responsibly, or to contribute to the achievement of the HSBC Group’s announced targets, commitments, goals or ambitions, in a number of areas, such as diversity and inclusion, climate change, sustainability, workplace conduct, human rights, and support for local communities, the group’s reputation and the value of its brand may be negatively affected.
Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Reputational risk could also arise from negative public opinion about the actual, or perceived, manner in which the group conducts its business activities, or its financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Negative public opinion may adversely affect the group’s ability to retain and attract customers, in particular, corporate depositors, and to retain and motivate staff, and could have a material adverse effect on the group’s business, financial condition, results of operations, and prospects.
Non-financial risks are inherent in the group’s business, including the risk of fraudulent activity
The group is exposed to many types of non financial risks that are inherent in banking operations. Non financial risk can be defined as the risk to the group of achieving its strategy or objectives as a result of inadequate or failed internal processes, people and systems, or from external events. It includes; fraudulent and other criminal activities (both internal and external), breakdowns in procedures, breaches of regulations or law, and financial reporting and tax errors. These risks are also present when the group relies on outside suppliers or vendors to provide services to the group and its customers.
In particular, fraudsters may target any of the group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. This may result in financial loss to the group and/or its customers, an adverse customer experience, reputational damage and potential litigation, regulatory proceeding, administrative action or other adversarial proceeding in any jurisdiction in which the group operates, depending on the circumstances of the event.
These non financial risks could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, strategy and reputation.
The group relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Meeting the demand to recruit, retain and develop appropriate senior management and skilled personnel remains subject to a number of challenges. These include rapidly changing skill requirements and ways of working, the evolving regulatory landscape plus increased requirements and expectations regarding nationalism and diversity in some jurisdictions. Ongoing talent shortages and capabilities, particularly where those with the scarce capabilities are globally mobile, add to the complexity of the group’s supply challenge.
The group’s continued success depends in part on the retention of key members of its management team and wider employee base, the availability of skilled management in each of its business units, and the ability to continue to attract, train, motivate and retain highly qualified professionals, each of which may depend on factors beyond the group’s control, including economic, market and regulatory conditions, and the impact of the Covid 19 pandemic on health and well being. In addition, the HSBC Group announced goals in relation to increasing the representation of women and Black employees in senior leadership roles by 2025. If the HSBC Group fails to achieve these goals, the group’s ability to attract and retain qualified professionals may be negatively affected.
If one of the group’s business units fails to staff its operations appropriately or loses one or more of their key senior executives and fails to successfully replace them in a satisfactory and timely manner, or fails to implement successfully the organisational changes required to support the group’s business, this could place the group at a significant competitive disadvantage and prevent it from successfully implementing its strategy, which could have a material adverse effect on the group’s financial condition, results of operations and prospects, including control and operational risks.
The group has significant exposure to counterparty risk
The group is exposed to counterparties that are involved in virtually all major industries, and the group routinely executes transactions with counterparties in financial services, including brokers and dealers, central clearing counterparties, commercial banks, investment banks, mutual and hedge funds, and other institutional clients.
Many of these transactions expose the group to credit risk in the event of default by its counterparty or client. The group’s ability to engage in routine transactions to fund its operations and manage its risks could be materially adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, the sudden imposition of sanctions or the second order impacts on sanctions programmes or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses.
Mandatory central clearing of over-the-counter derivatives poses risks to the group. As a clearing member, the group is required to underwrite losses incurred at a central counterparty by the default of other clearing members and their clients. Increased moves towards central clearing brings with it a further element of interconnectedness between clearing members and clients that the group believes may increase rather than reduce the group’s exposure to systemic risk. At the same time, the group’s ability to manage such risk itself will be reduced because control has been largely outsourced to central counterparties, and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.
Where bilateral counterparty risk has been mitigated by taking collateral, the group’s credit risk may remain high if the collateral the group holds cannot be realised or has to be liquidated at prices that are insufficient to recover the full amount of the group’s loan or derivative exposure.
There is a risk that collateral cannot be realised, including situations where this arises by change of law, or the imposition of sanctions, that may influence the group’s ability to foreclose on collateral or otherwise enforce contractual rights.
The group also has credit exposure arising from mitigants, such as credit default swaps, and other credit derivatives, each of which is carried at fair value. The risk of default by counterparties to credit default swaps and other credit derivatives used as mitigants affects the fair value of these instruments depending on the valuation and the perceived credit risk of the underlying instrument against which protection has been purchased. Any such adjustments or fair value changes could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Any reduction in the credit rating assigned to the company, any subsidiaries of the company or any of their respective debt securities could increase the cost or decrease the availability of the group’s funding and materially adversely affect the group’s liquidity position and/or net interest margin
Credit ratings affect the cost and other terms upon which the group is able to obtain market funding. Rating agencies regularly evaluate the company and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the company or of the relevant subsidiary, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the company’s or the relevant subsidiary’s current ratings or outlook, particularly given the rating agencies’ current review of their bank rating methodologies and the potential impact on the company’s or the relevant subsidiaries’ ratings.
Any reductions in these ratings and outlook could increase the cost of the group’s funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect the group’s interest margins and its liquidity position.

Risks concerning borrower credit quality are inherent in the group’s businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (e.g. reinsurers and counterparties in derivative transactions) are inherent in a wide range of the group’s businesses. Adverse changes in the credit quality of the group’s borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including from the impact of the ongoing Covid 19 pandemic (see ‘Risks relating to the impact of Covid 19’) as well as the evolution of other top risks, such as the Russia-Ukraine war (see ‘The group is subject to political, social and other risks in the countries in which it operates’ section) and the increasing risk of stagflationary could reduce the recoverability and value of the group’s assets, and require an increase in the group’s ECLs.
The group estimates and recognises ECLs in its credit exposure. This process, which is critical to the group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the economic and geopolitical conditions, including the impact of sanctions, might impair the ability of the group’s borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward looking economic conditions (including gross domestic product estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, the group may fail to estimate accurately the effect of factors that it identifies or fail to identify relevant factors. Further, the information the group uses to assess the creditworthiness of its counterparties may be inaccurate or incorrect. Any failure by the group to accurately estimate the ability of its counterparties to meet their obligations could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
The group’s insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour
The group provides various insurance products for customers with whom the group has a banking relationship, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities. Adverse developments in any of these factors could materially adversely affect the group’s business, financial condition, results of operations and prospects.
The group may be required to make substantial contributions to its pension plans
The group operates a number of pension plans, including defined benefit plans. Pension scheme obligations fluctuate with changes in long term interest rates, inflation, salary levels and the longevity of scheme members. They can also be affected by operational and legal risks. The level of contributions the group makes to its pension plans has a direct effect on its cash flow. To the extent plan assets are insufficient to cover existing liabilities, higher levels of contributions may be required. As a result, deficits in those pension plans could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Risks related to the group’s financial statements and accounts
The group’s financial statements are based in part on judgements, estimates and assumptions that are subject to uncertainty
The preparation of financial information requires management to make judgements and use estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods could differ from those on which management’s estimates are based. Estimates, judgements, assumptions and models are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the prevailing circumstances. The impacts of revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Accounting policies deemed critical to the group’s results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2021, ‘Critical accounting estimates and judgements’ with respect to the group’s financial statements comprised investments in subsidiaries, valuation of financial instruments, expected credit losses, deferred tax assets and provisions.
The assessment of whether investments in subsidiaries are impaired, and the measurement of any impairment, involves the application of judgement in determining key assumptions, including the long-term pattern of sustainable cash flows and discount rates. The valuation of financial instruments measured at fair value can be subjective, in particular where models are used that include unobservable inputs. The measurement of impairment of amortised cost financial assets and financial assets measured at fair value through other comprehensive income requires the selection and calibration of complex models and the use of estimates and assumptions to incorporate relevant information about past events, current conditions and forecasts of economic conditions; additionally, significant judgement is involved in determining what is considered to be significant increases in credit risk. The recognition and measurement of deferred tax assets involves significant judgement regarding the probability and sufficiency of future taxable profits, taking into account the future reversal of existing taxable temporary differences. The recognition and measurement of provisions involve significant judgements due to the high degree of uncertainty in determining whether a present obligation exists, and in estimating the probability and amount of any outflows that may arise.
Given the uncertainty and subjectivity associated with the above critical accounting judgements and estimates, future outcomes may differ materially from those assumed using information available at the reporting date.
The effect of these changes on the future results of operations and the future financial position of the group may be material, and could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
Changes in accounting standards may have a material impact on how the group reports its financial results and financial condition
The group prepares its consolidated financial statements in compliance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards (‘IFRS’) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS as issued by the IASB for the periods of disclosure presented in the document. From time to time, the IASB or the IFRS Interpretations Committee may issue new accounting standards or interpretations that could materially impact how the group calculates, reports and discloses its financial results and financial condition, and which may affect the group’s capital ratios, including the CET1 ratio. For example, IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 and could have a significant adverse impact on the profitability of the group’s insurance business. The group could also be required to apply new or revised standards retrospectively, resulting in the group restating prior period financial statements in material amounts.
Item 4.
Information on the company

A. History and development
HSBC Bank plc is a public limited company registered in England and Wales under registration number 00014259. The liability of its members is limited. It has its registered office and head office at 8 Canada Square, London, E14 5HQ, UK and the telephone number is +44 20 7991 8888. The length of life of the company is indefinite.
The company was constituted by Deed of Settlement in August 1836 and in 1873 was registered under the Companies Act 1862 as an unlimited company. It was re-registered as a company limited by shares under the Companies Acts 1862 to 1879 in July 1880. In November 1923, the company adopted the name of Midland Bank Limited which it held until February 1982 when the company was re-registered under the Companies Acts 1948 to 1980 as a public limited company and changed its name to Midland Bank plc. During the year ended December 1992, Midland Bank plc became a wholly-owned subsidiary undertaking of HSBC Holdings plc and by special resolution in September 1999 changed its name from Midland Bank plc to HSBC Bank plc.
The important events in the development of the company’s business:
Following the completion of the HSBC Group’s ring-fencing of its UK retail banking activities on 1 July 2018, and as part of the implementation of HSBC Group’s reorganisation plans, the company became a wholly owned subsidiary of HSBC UK Holdings Limited in October 2018. HSBC UK Holdings Limited was a wholly and directly owned subsidiary of HSBC Holdings plc.
Until 10 May 2021, the whole of the issued ordinary and preference share capital of the company was legally and beneficially owned by HSBC UK Holdings Limited. HSBC UK Holdings Limited transferred the ordinary and preference share capital in the company to HSBC Holdings plc in part-satisfaction of a dividend declared on 10 May 2021. Following the granting of stamp duty relief for this transfer by Her Majesty’s Revenue and Customs, HSBC Holdings plc was entered on the company’s register of members as the legal owner of the ordinary and preference shares on 21 June 2021. Accordingly, the company is now a wholly and directly owned subsidiary of HSBC Holdings plc.
In response to the requirement for an intermediate parent undertaking in line with the EU Capital Requirements Directive for European Union banking entities, our subsidiary HSBC Continental Europe (‘HBCE’) plans to acquire HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG) (‘HSBC Germany’), HSBC Malta, and HSBC Private Bank Luxembourg. HSBC Germany would then be transferred into a newly created branch of HBCE in Germany. These legal entity restructurings remain subject to regulatory approvals.
Following the announcement in June 2021 regarding the planned sale of our French retail operations, a binding framework agreement was signed between HBCE and Promontoria MMB SAS (‘My Money Group’), its subsidiary Banque des Caraïbes SA (the ‘Purchaser’) and My Money Bank (‘MMB’) on November 25, 2021. This step marks the start of an implementation process expected to complete in the second half of 2023, subject to obtaining the authorisation of the competent regulatory bodies. Until such point, the business remains part of, and will be managed by HBCE.
We intend to establish a Paris branch of HSBC Private Bank Luxembourg S.A, from which French clients will be served. The project is due to be completed during 2022 following the conclusion of the associated social process last year. This will enable us to provide an enhanced product range to clients leveraging our high quality infrastructure in Luxembourg.
In March 2022, we announced the planned sale of our branch operations in Greece as part of the ongoing restructuring of our business in Continental Europe. In May 2022, a Sale and Purchase Agreement was subsequently signed. The sale is expected to complete in the first half of 2023. Completion of the potential transaction would be subject to regulatory approval.
A description, including the amount invested, of the company’s principal capital expenditures and divestitures (including interests in other companies), since the beginning of the company’s last three financial years to the date of the offering or listing document.
The group does not have material principal capital expenditures, other than those transactions mentioned above.
Information concerning the principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically (home and abroad) and the method of financing (internal or external).
The group does not have material principal capital expenditures.
Where you can find more information.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies that file documents electronically with the SEC. The address of that website is: www.sec.gov. HSBC also has a website found at: www.hsbc.com. None of the websites referred to in this Form 20-F (including where a link is provided), and none of the information contained on such websites, are incorporated by reference in this report.

B. Business overview
The group facilitates trade within Europe and between Europe and other jurisdictions where the HSBC Group has a presence.
With assets of £597bn at 31 December 2021, the group is one of Europe’s largest banking and financial services organisations. The group employs around 15,000 people across our locations. The group is responsible for HSBC’s European business, apart from UK retail and most UK commercial banking activity which, post ring-fencing, are managed by HSBC UK Bank plc.
The group operates in 20 markets through the three principal operating units detailed below. The London hub consists of the UK non-ring-fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the HSBC Group.
HBCE, comprises our Paris hub and its EU branches (Belgium, Czech Republic, Greece, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden) and Switzerland. We are creating an integrated Continental European bank anchored on Paris to better serve our clients and simplify our organisation.
HSBC Germany Holdings GmbH serves the EU’s largest economy and one of the leading export nations globally.
With assets of $3.0tn and operations in 64 countries and territories at 31 December 2021, the HSBC Group is one of the largest banking and financial services organisations in the world. Approximately 40 million customers bank with the HSBC Group and the HSBC Group employs around 220,000 full-time equivalent staff. The HSBC Group has around 187,000 shareholders in 128 countries and territories.
Description of the principal markets
See ‘Item 5. Operating and Financial Review and Prospects – 5.A Operating Results’ for information regarding the company’s principal markets, revenues and operating segments.
Breakdown of total revenues by category geographic market:
External net operating income by country (revenue)
Net operating income	2021 £m	2020 £m	2019 £m
	6,120	5,900	6,044
– UK	2,937	2,914	2,987
– France	1,677	1,528	1,653
– Germany	887	814	710
– Other countries	619	644	694
Impact of seasonality
The company is not affected by seasons.
Sources and availability of raw materials
The company is not impacted by availability and prices of raw materials.
A description of the marketing channels used by the company, including an explanation of any special sales methods, such as instalment sales.
The marketing channels used by the company are adopted by HSBC Group. The sale of the company’s products is effected through multiple channels. These include the network of retail branches and commercial centres, relationship manager networks and online channels. The programme of marketing activity is aligned to the company’s brand and communication strategy, delivered across a range of marketing campaigns, media, sponsorships and events. Multiple marketing channels are employed, to build and support customer and product propositions, with an overarching global brand strategy. The company’s internal capabilities are complemented by the use of specialist third-party providers, through a network of global and local media partners and creative agencies. Marketing channels include traditional and digital variants: TV, radio, print, outdoor media as well as internet channels, social media, display advertising, paid search and programmatic display.
Summary information regarding the extent to which the company is dependent, if at all, on patents or licenses, industrial, commercial, or financial contracts (including contracts with customers or suppliers), or new manufacturing processes, if such factors are material to the company’s business or profitability
Not applicable.
The basis for any statements made by the company regarding its competitive position
Our customers are at the heart of what we do and we are committed to delivering services and capabilities that meet their needs and help them fulfil their ambitions. In 2021, we won numerous awards and consistently ranked highly with our European clients, including winning Currency Manager of the Year at the European Pension Awards, Western Europe’s Best Bank for SMEs by Euromoney, ranking number one for overall service quality in continental Europe in the Coalition Greenwich Foreign Exchange study, and ranking number one in both the UK and Ireland as best fund and administration provider in the R&M Investor Services Survey.

In 2021, the HSBC Group received a number of external awards, recognising the support we have provided to our clients for example, ‘Investment Bank of the Year for Bonds by The Banker’.
Aligned with the HSBC Group’s strategy of opening up opportunities for our clients, the HSBC Group was also recognised with an Excellence Award in International Network Breadth by the Coalition Greenwich Awards and won seven bond awards from Environmental Finance in 2021. These awards, in particular, highlight the continued strength and differentiation of our ESG capabilities globally as well as the role we play in Europe helping our clients transition to net zero.
A description of the material effects of government regulations on the company’s business, identifying the regulatory body
The UK’s financial services regulatory structure is comprised of three regulatory bodies: the Financial Policy Committee, a committee of the BoE, the PRA, and the FCA. The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability. The BoE prudentially regulates and supervises financial services firms through the PRA, and in addition to its wider role as the UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities. The PRA and the FCA are micro-prudential supervisors. HSBC Bank plc is a ‘dual-regulated’ firm, subject to prudential regulation by the PRA and to conduct regulation by the FCA.
UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000, as amended by subsequent legislation. As a result of a referendum in 2016, the UK left the EU on 31 January 2020 and agreed a transition period which ended at 11pm on 31 December 2020. At the end of the transition period, the group in the UK ceased to be subject to EU law. However, at that time, the EU’s financial services legislation was ‘onshored’ into UK law under the European Union (Withdrawal) Act 2018 (‘EUWA’). EU law continues to apply to the group’s subsidiaries in the EU. The UK and the EU have entered into a Trade and Cooperation Agreement and have made certain declarations relating to financial services.
The PRA and FCA are together responsible for authorising and supervising all the HSBC Group’s operating businesses in the UK that require authorisation under the Financial Services and Markets Act 2000. These include deposit-taking, retail banking, consumer credit, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses, and treasury and capital markets activity. The FCA is also responsible for promoting effective competition in the interests of consumers, and an independent subsidiary of the FCA, the Payment Systems Regulator, regulates payment systems in the UK. The PRA and FCA’s rules establish the minimum criteria for the authorisation of banks and other financial sector entities that carry out regulated activities. In the UK, the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that they regulate, or of its parent undertaking. In its capacity as HSBC Group’s supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the HSBC Group as a whole. In addition, it conducts stress tests both on the group’s UK entities and more widely on the HSBC Group. Individual banking subsidiaries in the HSBC Group are directly regulated by their local banking supervisors, who set and monitor, inter-alia, their capital adequacy requirements.
The group is subject to capital requirements as set out in the Capital Requirements Regulation (the ‘CRR’), the PRA Rulebook and the UK law implementing the Capital Requirements Directive (the ‘CRD’ and together with the CRR, and the relevant rules of the PRA rulebook, the ‘Capital Requirements Legislative Package’). The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with the Basel III Reforms in 2022. These include the changes in relation to counterparty risk, equity investments in funds and market risk RWAs and the leverage ratio. The other elements of the Basel III Reforms, including the changes to credit and operational risk RWAs and the implementation of an RWA output floor, are currently scheduled by the Basel Committee for implementation in January 2023. Given the PRA is currently not expected to consult on these other elements until mid-2022, implementation in the UK is likely to be delayed.
UK law implementing the BRRD requires the UK’s resolution authority to set a minimum requirement for own funds and eligible liabilities (‘MREL’) for banks in the UK. These include own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. These requirements are based on the resolution strategy for the HSBC Group, as agreed by the BoE in consultation with our local regulators. The UK has implemented the MREL requirements through the Banking Act, and the Bank Recovery and Resolution (No 2) Order 2014. The BoE separately updated its statement of policy on its approach to setting MREL in December 2021. The BoE has set MREL requirements for the HSBC Group and some of the HSBC Group’s UK subsidiaries including the company, which were applicable from January 1, 2019; end state MREL requirements are applicable from January 1, 2022. The UK MREL framework has been designed to be broadly compatible with the term sheet published by the Financial Stability Board (the ‘FSB’) on total loss absorbing capacity (‘TLAC’) requirements for global systemically important banks (‘G-SIBs’). Additional TLAC requirements were implemented in 2019 through amendments to the CRR in line with the FSB’s TLAC standards and these also apply to the HSBC Group as a G-SIB.
The group is also subject to liquidity requirements as set out in the Capital Requirements Legislative Package and implemented by the PRA and became subject to the net stable funding ratio (‘NSFR’) requirements prescribed under the Basel III Reforms in January 2022. The PRA and FCA monitor authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. They may also obtain independent reports from a Skilled Person on the adequacy of procedures and systems covering internal control and governing records and accounting. The PRA meets regularly with the HSBC Group’s senior executives to discuss adherence to its prudential requirements. In addition, both the PRA and FCA regularly discuss with relevant management fundamental matters relating to the HSBC Group’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition, organisational changes, succession planning and recovery and resolution arrangements.

Financial crime regulation
The HSBC Group has built a strong financial crime risk management framework across its global business and functions. The group is committed to acting with integrity, and conducting our activities in each of the countries and territories in which we operate in accordance with all applicable laws and regulations relating to financial crime; money laundering, terrorist financing and proliferation financing, tax evasion, bribery and corruption, sanctions and fraud. While the UK is considered to have a strong understanding of its money laundering risk and a mature framework to manage to it, the UK is targeted by criminals because of its diverse and developed financial services/markets. We have also spent time and attention on the detection, deterrence and disruption of terrorist financing and proliferation financing, as well as on our commitment to act with integrity and conduct our global activities in accordance with all applicable laws and regulations relating to tax evasion and tax evasion facilitation risks.
The external sanctions environment remains dynamic, and sanctions regimes are increasingly complex, particularly given the war between Russia and the Ukraine. The UK is aligned to UN and EU sanctions regimes, and has put in place sanctions legislation to ensure a smooth transition of sanctions compliance regulation following the UK’s departure from the EU. As a UK bank, the company has aligned its compliance program to comply with UK legislation and regulatory requirements, and continues to be subject to scrutiny by a number of UK supervisory bodies such as Office of Financial Sanctions Implementation (‘OFSI’) and the FCA.
UK’s withdrawal from the EU
Through the UK’s membership of the EU, HSBC Group was both directly and indirectly subject to EU financial services regulation. The UK left the EU on January 31, 2020 but was subject to EU law during a transition period, which ended on 31 December 2020. At the end of the transition period, the HSBC Group and its subsidiaries in the UK (including HSBC Bank plc) ceased to be subject to EU law. However, EU law continues to apply to HSBC’s EU subsidiaries.
On 30 December 2020, the UK and the EU signed a Trade and Cooperation Agreement (‘TCA’) setting out their future relationship. The UK Parliament ratified the TCA the same day and the EU completed its ratification process in April 2021. The financial services provisions of the agreement are limited. In particular, the TCA provided no new arrangements to replace the ‘passporting’ arrangements which previously allowed UK and EU firms access to the others markets. The agreement preserves the respective rights of both the UK and EU to put in place measures for prudential reasons. In a declaration accompanying the TCA, the UK and EU have agreed to establish structured regulatory cooperation on financial services, with the aim of establishing a durable and stable relationship. The declaration states that these arrangements will allow for ‘transparency and appropriate dialogue in the process of adoption, suspension and withdrawal of equivalence decisions’ and ‘enhanced cooperation and coordination’. On 26 March 2021, the EU and UK announced the completion of negotiations for a Memorandum of Understanding establishing a Joint UK-EU Financial Regulatory Forum to serve as a platform for dialogue on financial services issues.
During the transition period, the UK implemented EU legislative changes that were scheduled to enter into force before the end of the transition period. Certain changes that were scheduled to enter into force after 31 December 2020 have been implemented separately by the UK under the Financial Services Act (the ‘Act’) which gave powers to HMT to revoke rules within the CRR where they were superseded by new rules published by the Basel Committee. The Act contains a specified list of publications by the Basel Committee that may be used as a basis to revoke the CRR. This includes all of the papers that form the basis of the Basel III Reforms, including those that have been enacted by the EU as part of its amendments to the CRR (‘CRR II’).
The PRA is responsible for designing and writing the new rules. The Act does not require that the PRA implement rules that replicate the Basel III Reforms in the UK; instead, the PRA has been given the discretion to decide the substance of the rules, having regards to the likely effect of the rules on the relative standing of the UK as a place for internationally active banks to be based or to carry on activities.
In the EU, the principal changes arising from the CRR II entered into force in June 2021. In order to give firms a reasonable time to implement following the finalisation of the rules, the UK’s implementation of equivalent rules was delayed until 1 January 2022. This includes the changes to the RWA rules on counterparty risk, equity investments in funds and market risk, NSFR and the leverage ratio.
C. Organisational structure
HSBC Bank plc is a wholly owned subsidiary of HSBC Holdings plc.
A list of the company’s significant subsidiaries can be found in ‘Item 18, Note 19 within the notes to the financial statements’, page F-57. A list of the company’s subsidiaries, joint ventures and associates, the registered office address and the effective percentage of equity owned at 31 December 2021 are set out in ‘Item 18, Note 38 within the notes to the financial statements’, page F-110.
D. Property, plant and equipment
The group holds no material items of property, plant, or equipment. All other assets are set out in the audited financial statements included in this registration statement.
Item 4A. Unresolved staff comments
Not applicable.
Item 5. Operating and financial review and prospects
Certain defined terms
Our reporting currency is £ sterling. Unless otherwise specified, all $ symbols represent US dollars.

Cautionary statement regarding forward-looking statements
This registration statement on Form 20-F contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the HSBC Group’s ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•
changes in general economic conditions in the markets in which the company operates, such as new recessions, inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 pandemic and the Russia-Ukraine war); the Covid-19 pandemic, which may continue to have adverse impacts on the company’s income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and volatile interest rates in markets where the company operates, as well as, more generally, the potential for material adverse impacts on the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Covid-19 pandemic and the Russia-Ukraine war); changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war and the related imposition of sanctions, diplomatic tensions, alongside other potential areas of tension, which may affect the HSBC Group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the HSBC Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes the company to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments that the company serves;

•
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which may continue to be characterised by uncertainty, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

•
factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the achievement of the HSBC Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic and the current high inflation macro-economic environment have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way the company prepares its financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in the company’s ability to manage third-party, fraud and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and climate-related products consistent with the evolving expectations of their regulators, and their capacity to measure the climate impact from its financing activity (including as a result of data limitations and changes in methodologies), which may affect the HSBC Group’s ability to achieve its climate ambition. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risk factors’ on pages 2 to 18 of this registration statement on Form 20-F.

A.   Operating Results

Highlights

Reported profit/(loss) before tax (£m)

2,000
1,000
0
(1,000)
(2,000)
1,023
(1,614)
(872)
Dec 2021
Dec 2020
Dec 2019

£1,023m

(2020: £(1,614)m; 2019: £(872)m)

Adjusted profit/(loss) before tax (£m)

2,000
1,500
1,000
500
0
(500)
1,577
(184)
603
Dec 2021
Dec 2020
Dec 2019

£1,577m

(2020: £(184)m; 2019: £603m)

Reported revenue (£m)

10,000
5,000
0
6,120
5,900
6,044
Dec 2021
Dec 2020
Dec 2019

£6,120m

(2020: £5,900m; 2019: £6,044m)

Total assets at period end (£bn)

750
500
250
0
597
681
636
Dec 2021
Dec 2020
Dec 2019

£597bn

(2020: £681bn; 2019: £636bn)

Reported risk-weighted assets at period end (£bn)

150
100
50
0
104
122
125
Dec 2021
Dec 2020
Dec 2019

£104bn

(2020: £122bn; 2019: £125bn)

Common equity tier 1 ratio at period end (%)

20
10
0
17.3
14.7
14.2
Dec 2021
Dec 2020
Dec 2019

17.3%

(2020: 14.7%; 2019: £14.2%)

Key financial metrics
	2021	2020	2019
For the year (£m)
Profit/(loss) before tax (reported basis)	1,023	(1,614)	(872)
Profit/(loss) before tax (adjusted basis)1	1,577	(184)	603
Net operating income before change in expected credit losses and other credit impairment charges (reported basis)2	6,120	5,900	6,044
Profit/(loss) attributable to the parent company	1,041	(1,488)	(1,013)
At year-end (£m)
Total equity attributable to shareholders of the parent company	23,584	23,666	23,503
Total assets	596,611	681,150	636,491
Risk-weighted assets3	104,314	122,392	125,413
Loans and advances to customers (net of impairment allowances)	91,177	101,491	108,391
Customer accounts	205,241	195,184	177,236
Capital ratios (%)3
Common equity tier 1	17.3	14.7	14.2
Tier 1	21.0	18.1	17.6
Total capital	31.7	27.3	27.9
Performance, efficiency and other ratios (annualised %)
Return on average ordinary shareholders’ equity4	4.3	(7.9)	(4.6)
Return on tangible equity (%)5	6.1	(2.7)	0.6
Cost efficiency ratio (reported basis)6	89.2	113.6	112.2
Cost efficiency ratio (adjusted basis)6	80.9	89.6	87.9
Ratio of customer advances to customer accounts	44.4	52.0	61.2

1
Adjusted performance is computed by adjusting reported results for the effect of significant items as detailed on page 31.

2
Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

3
Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page F-53. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.

4
The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.

5
Return on tangible equity (‘RoTE’) is calculated by adjusting reported profit attributable to ordinary shareholders by excluding movements in present value of in-force (‘PVIF’) and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period. The calculation of this measure includes the UK bank levy, a tax levied by Her Majesty's Revenue and Customs (‘HMRC’) on HSBC Holdings plc in accordance with Schedule 19 of the UK Finance Act 2011. Prior to 2021, bank levy was charged in respect of the global equity and liabilities of the Group. Since 2021 it has been charged on the equity and liabilities of the Group’s UK entities and branches. Since one of the main balance sheets in respect of which the 2021 bank levy was charged sits within the group, a significant portion of the cost for that year was recharged by HSBC Holdings plc to the group. Comparative data have not been re-presented.

6
Reported cost efficiency ratio is defined as total operating expenses (reported) divided by net operating income before change in expected credit losses and other credit impairment charges (reported), while adjusted cost efficiency ratio is defined as total operating expenses (adjusted) divided by net operating income before change in expected credit losses and other credit impairment charges (adjusted).

Our global businesses
The Group manages its products and services through its three global businesses: Global Banking and Markets (‘GBM’),Commercial Banking (‘CMB’),Wealth and Personal Banking (‘WPB’) and the Corporate Centre (comprising, certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).

Business segments
Our operating model has the following material segments: a GBM business which is further split into 3 reportable segments MSS, GB and GBM Other (as defined below) reflecting the reorganisation of the GBM management structure during the year, CMB, WPB and a Corporate Centre (as defined below). These segments are supported by Digital Business Services and 11 global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources.

Markets and Securities Services (‘MSS’)	Global Banking (‘GB’)	GBM Other	Commercial Banking (‘CMB’)	Wealth and Personal Banking (‘WPB’)
Markets and Securities Services is a products group that services all of the company’s clients, from those in Global Banking to Commercial Banking and Wealth and Personal Banking. We offer clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European teams play a key role in providing cross-asset services, bridging emerging and developed markets, and collaborating with other global businesses to provide clients across the Group with bespoke products and solutions that support their growth ambitions.
We continue to invest in technology and digital transformation to enhance client experience, for example we have enhanced and automated elements of our product offering such as foreign exchange payments. We have taken actions to streamline our cost base, optimise the usage of financial resources and enhance returns. Across Europe (including the UK) we have delivered a transformation programme, pursuant to which we have streamlined our cost base through the simplification of management hierarchy, the reduction in duplicative roles and the re-location of roles from London to a lower cost location in the UK. This has improved operational efficiencies. In parallel, the group has launched a global RWA optimisation programme which, since 2019, has delivered significant gross RWA savings through initiatives such as reducing the legacy rates derivatives exposures. Conduct is at the heart of everything we do and we are determined to have the highest conduct standards in the industry.

Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including corporate banking, capital markets, advisory, trade services and global liquidity and cash management.
Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that meet the needs of clients across the company. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions through our European client base, supporting the Europe ambition to be the leading international wholesale bank.

GBM Other primarily comprises Principal Investments and GBM’s share of the company’s Markets Treasury function.
The Principal Investments portfolio is focused on delivering investments that align to the group’s strategy and seeks to deliver strong returns across a diversified portfolio. Our commitment to sustainable private equity funds contributes directly to the Group’s aim to provide and facilitate $750bn and $1tn of sustainable finance and investment by 2030.
We have a clear strategy to be the leading international corporate bank in Europe. We help to connect our European customers to our international network of relationship managers and product specialists; supporting their growth ambitions and targets. Our products, which are designed to help our customers seize growth opportunities, range from term loans to region-wide treasury and trade solutions. Commercial Banking is at the centre of creating revenue synergies within the Group: we collaborate closely with our Global Banking and Markets colleagues to provide expertise in capital finance and advisory solutions to support our Commercial Banking clients. Our trade teams within Commercial Banking also provide import and export finance solutions to Global Banking and Markets clients. We also enable customers to gain visibility over their liquidity positions through our main hubs in France and Germany, which in turn helps clients to unlock efficiencies in their Treasury structures. As the European economy pivots to a net zero carbon economy, we are expanding our services and products to provide customers with innovative sustainable finance solutions and ensuring our relationship managers are informed to match these to our clients’ net zero ambitions.
In Europe, Wealth and Personal Banking serves customers with their financial needs through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management.
Our core retail proposition offers a full suite of products including personal banking, mortgages, loans, credit cards, savings, investments and insurance. Alongside this, WPB offers various propositions in certain markets, including Jade, Premier, and Advance; as well as wealth solutions, financial planning and international services. In the Channel Islands and the Isle of Man, we serve local Islanders as well as international customers through our HSBC Expat proposition.
Our Private Banking proposition serves high net worth and ultra-high net worth clients with investable assets greater than $5m in Channel Islands and Isle of Man, France and Germany. The range of services available to private banking clients includes investment management, Private Wealth Solutions and bespoke lending such as lending against financial assets and residential mortgage financing for high-end properties.
Private Banking hosts a ‘Next Generation’ programme of events to support our client’s next generation in building and retaining the wealth within the family. The private bank offers this through its philanthropy advisory to our clients, which looks at business succession planning. We continue to focus on meeting the needs of our customers, the communities we serve, and our people, whilst working to build the bank of the future.

Adjusted profit/(loss) before tax
£(8)m	£589m	£99m	£490m	£323m
(2020: £20m)	(2020: £55m)	(2020: £(52)m)	(2020: £152m)	(2020: £(132)m)
(2019: £(305)m)	(2019: £617m)	(2019: £(111)m)	(2019: £457m)	(2019: £277m)
Our global businesses are presented on an adjusted basis, which is consistent with the way in which we assess the performance of our global businesses.

Key performance indicators

The Board of Directors tracks the group’s progress in implementing its strategy with a range of financial and non-financial measures or key performance indicators (‘KPIs’). Progress is assessed by comparison with the group strategic priorities, operating plan targets and historical performance. The group reviews its KPIs regularly in light of its strategic objectives and may adopt new or refined measures to better align the KPIs to HSBC’s strategy and strategic priorities.
Financial KPIs
	2021	2020	2019
Profit/(loss) before tax (reported basis) (£m)	1,023	(1,614)	(872)
Profit/(loss) before tax (adjusted basis) (£m)	1,577	(184)	603
Cost efficiency ratio (reported) (%)	89.2	113.6	112.2
Cost efficiency ratio (adjusted) (%)	80.9	89.6	87.9
Return on tangible equity (%)	6.1	(2.7)	0.6
Common equity tier 1 capital ratio (%)	17.3	14.7	14.2
Comparison for the years ended 31 December 2021 and 31 December 2020
Profit/(loss) before tax (reported/adjusted): Reported profit/(loss) before tax is the profit/(loss) as reported under IFRSs. Adjusted profit/(loss) before tax adjusts the reported profit/(loss) for the effect of significant items as detailed on page 31.
Reported profit before tax in 2021 was £1,023m compared with a loss before tax of £1,614 m in 2020. This was primarily driven by lower reported operating expenses driven by the non-recurrence of a £802m impairment of intangible assets in 2020 and lower restructuring and other related costs, including severance costs, arising from the company’s transformation programme. Expected credit losses and other credit impairment charges (‘ECL’) were significantly lower reflecting an improvement in the economic outlook. Revenue was higher compared with 2020, notably in our insurance manufacturing business in WPB, partly offset by higher restructuring and other related costs comprising disposal losses associated with RWA reductions which related to the commitments at our February 2020 business update.
Adjusted profit before tax was £1,577m compared with a loss before tax of £184 m in 2020. This was driven by lower ECL and lower operating expenses as well as strong revenue performance. The increase in revenue included positive market impacts on the present value of in-force (‘PVIF’) insurance contracts in insurance manufacturing in WPB driven by an increase in interest rate yield curves and favourable movements in valuation adjustments in Markets and Securities Services (‘MSS’). Operating expenses decreased as a result of the tight control of discretionary spend to reflect the economic outlook and the initial impact of our transformation of the company. This was partly offset by the UK bank levy incurred in 2021, which was previously paid by the Group. In addition, there was a gain of £191m compared with a loss of £1 m in 2020 recognised from our share of profit/(loss) from associates.
Cost efficiency ratio (reported/adjusted) is measured as total operating expenses divided by net operating income before expected credit losses and other credit impairment charges.
Reported cost efficiency ratio was 24.4 percentage points lower compared with 2020 driven by higher revenue and lower operating expenses. Reported revenue increased by 3.7% and reported operating expenses decreased by 18.5%, mainly driven by the factors mentioned above.
Adjusted cost efficiency ratio improved by 8.7 percentage points from 2020, reflecting higher revenue and lower costs. Revenue increased by 5.6%, mainly driven by favourable PVIF and positive valuation adjustments. Operating expenses decreased by 4.7%, mainly driven by lower costs reflecting our transformation plans partly offset by the UK bank levy and higher variable pay.
Return on tangible equity (‘RoTE’) is computed by adjusting reported profit attributable to ordinary shareholders by excluding movements in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.
RoTE improved by 8.8 percentage points from 2020. This was driven by large ECL releases, a result of the improved economic outlook during 2021, higher revenue and income from associates and cost reductions due to transformation initiatives.
We provide RoTE as a way of assessing our performance, which is closely aligned to our capital positions.

Common equity tier 1 capital ratio (‘CET1’) capital ratio represents the ratio of common equity tier 1 capital to total risk-weighted assets (‘RWA’). CET1 capital is the highest quality form of capital comprising shareholders’ equity and related non-controlling interests less regulatory deductions and adjustments.
The group seeks to maintain a strong capital base to support the development of its business and meet regulatory capital requirements at all times.
The CET1 capital ratio of 17.3% in 2021 increased by 2.6 percentage points from 2020, mainly due to a reduction in RWAs.
Comparison for the years ended 31 December 2020 and 31 December 2019
Reported loss before tax in 2020 was £1,614m compared with a loss before tax of £872m in 2019. This was primarily driven by higher ECL from charges related to specific wholesale exposures, and charges related to the impact of Covid-19 on the economic outlook. Revenue also decreased driven by the impact of lower interest rates on our deposit franchises and insurance manufacturing business, as well as adverse movements in valuation adjustments in MSS. This was partly offset by lower operating expenses. Reported operating expenses in 2020 included an £802m impairment of intangibles, mainly software, while in 2019 reported operating expenses included a £1,167m impairment of goodwill as well as costs of £87m associated with the group’s preparation for the UK’s exit from the EU. This decrease was partly offset by higher expenses related to restructuring and other related costs, including severance costs, arising from the company’s transformation programme.
Adjusted profit before tax decreased due to higher ECL and lower revenue. The decrease in revenue included the impact of the low interest rate environment on our businesses and adverse market impacts on PVIF in insurance manufacturing in WPB. This was partly offset by a stronger performance in MSS in Markets. Operating expenses increased reflecting a number of specific items incurred in 2020. This offset a significant reduction in operating expenses as a result of the tight control of discretionary spend to reflect the economic outlook and the initial impact of our transformation of the company.
Reported cost efficiency ratio worsened by 1.4 percentage points. Reported revenue decreased by 2%, mainly due to the lower interest rate environment impacting our businesses, partly offset by the decreased in reported operating expenses by 1%, mainly due to lower impairment of goodwill and other intangible assets.
Adjusted cost efficiency ratio worsened by 1.7 percentage points from 2019, mainly reflecting lower revenue and higher adjusted costs driven by the factors mentioned above.
RoTE is computed by adjusting reported results to exclude significant items, the movements in PVIF and for impairments of goodwill, divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.
RoTE worsened by 3.3 percentage points from 2019. This was primarily driven by higher ECL charges, related to the impact of Covid-19 on the forward economic outlook.
CET1 capital ratio increased in 2020 mainly due to a reduction in RWAs and an increase in CET1 capital as a result of a £1bn capital injection by HSBC UK Holdings Limited.
Financial summary

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in the financial statements starting on page F-5.To measure our performance, we supplement our IFRSs figures with non-IFRSs measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors that distort year-on-year comparisons. The ‘adjusted performance’ measure used throughout this report is described below. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 47. All alternative performance measures are reconciled to the closest reported performance measure.
Change in reportable segments
During 2021, Global Banking and Markets (‘GBM’) in Europe has been re-segmented into Market & Securities Services (‘MSS’), Global Banking (‘GB’) and GBM Other to align with the reorganised GBM management structure and internal reporting to the Executive Committee and Chief Operating Decision Maker. This does not change the Group’s management of its global GBM strategy.
Comparative data have been re-presented accordingly and reflected in all the business performance commentary. The global business segmental results are presented on an adjusted basis in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 9: Segmental Analysis on page F-37. Reconciliation of reported and adjusted performance are presented on page 24.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the year-on-year effects of significant items that distort year-on-year comparisons.
We use ‘significant items’ to describe collectively the group of individual adjustments excluded from reported results when arriving at adjusted performance. These items are ones that management and investors would ordinarily identify and consider separately when assessing performance to understand better the underlying trends in the business. We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses year-on-year performance.
The tables on pages 31 to 39 detail the effects of significant items on each of our global business segments in 2021, 2020 and 2019.
Consolidated income statement

Summary consolidated income statement for the year ended
	2021 £m	2020 £m	2019 £m
Net interest income	1,754	1,898	1,483
Net fee income	1,413	1,400	1,344
Net income from financial instruments measured at fair value	3,432	2,314	3,882
Gains less losses from financial investments	60	95	38
Net insurance premium income	1,906	1,559	2,147
Other operating income	594	417	516
Total operating income	9,159	7,683	9,410
Net insurance claims, benefits paid and movement in liabilities to policyholders	(3,039)	(1,783)	(3,366)
Net operating income before change in expected credit losses and other credit impairment charges1	6,120	5,900	6,044
Change in expected credit losses and other credit impairment charges	174	(808)	(124)
Net operating income	6,294	5,092	5,920
Total operating expenses excluding impairment of goodwill and other intangible assets2	(5,416)	(5,903)	(5,615)
Impairment of goodwill and other intangible assets	(46)	(802)	(1,167)
Operating profit/(loss)	832	(1,613)	(862)
Share of profit/(loss) in associates and joint ventures	191	(1)	(10)
Profit/(loss) before tax	1,023	(1,614)	(872)
Tax credit/(expense)	23	136	(119)
Profit/(loss) for the year	1,046	(1,478)	(991)
Profit/(loss) attributable to the parent company	1,041	(1,488)	(1,013)
Profit attributable to non-controlling interests	5	10	22

1
Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

2
Total operating income and expense include significant items as detailed on page 31.

Comparison for the years ended 31 December 2021 and 31 December 2020

Reported performance
Performance in 2021 was stronger compared with 2020, which was heavily impacted by the Covid-19 pandemic.
Reported profit before tax was £1,023m, compared with a loss before tax in 2020 of £1,614m, an increase of £2,637m. This was mainly due to a significant reduction in operating expenses, a net release in ECL compared with charges in 2020, and stronger revenue performance.
Reported revenue was £220m higher, largely driven by favourable market impacts on the present value of in-force (‘PVIF’) long-term insurance contracts in insurance manufacturing in WPB of £308m. Also, 2020 revenue included a significant negative impact from valuation adjustments in MSS. This was partly offset in 2021, by higher restructuring and other related costs of £111m largely comprising disposal losses associated with RWA reductions, related to the commitments at our February 2020 business update. ECL were lower driven by a net release in 2021 compared with net charge in 2020 as a result of the deteriorating economic outlook during the onset of the Covid-19 pandemic. Operating expenses were lower, mainly driven by the non-recurrence of an impairment of goodwill and other intangible assets of £802m and lower transformation costs, partly offset by the UK bank levy incurred for the first time in 2021. In addition, there was also a gain compared with a loss in 2020 recognised from our share of profit/(loss) from associates.
Net interest income (‘NII’) decreased by £144m or 8% compared with the prior year mainly in WPB by £97m and GB by £84m. This was mainly driven by the impact of lower interest rate environment, notably in Retail deposits in WPB and in Global Liquidity and Cash Management (‘GLCM’) (in Global Banking). Revenue was also lower due to a reduction in balance sheet lending as a result of the transformation programme to reduce RWAs. This was partly offset by a reduction in the funding cost of trading assets, and through initiatives to reduce the overall funding costs of the company through retiring more expensive wholesale funding.

Net fee income increased by £13m or 1% compared with the prior year, primarily in WPB largely in Asset Management driven by favourable market conditions and in Retail due to higher fees commission driven by increased levels of customer activity compared to 2020, which was impacted by the Covid-19 pandemic.
Net income from financial instruments measured at fair value increased by £1,118m or 48% compared with the prior year. In WPB, revenue increased by £939m, primarily reflecting a stronger equity market performance and higher interest rate yields in France compared with 2020 when the value of equity and unit trust assets supporting insurance contracts were heavily impacted by the Covid-19 pandemic.
This favourable movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in net insurance claims and benefits paid and movement in liabilities to policyholders.
Revenue also increased in MSS by £167m, largely driven by lower adverse credit and funding valuation adjustments compared with 2020. Excluding this, revenue was lower, as 2020 benefited from higher market volatility supporting a particularly strong performance within Global Foreign Exchange and Global Debt Markets, notably in the UK.
By contrast, revenue decreased by £34m in GBM Other, mainly driven by higher restructuring and other related costs comprising disposal losses associated with RWA reductions, related to the commitments at our February 2020 business update.
Gains less losses from financial investments decreased by £35m, mainly driven by lower gains on the disposal of bonds held at fair value through other comprehensive income (‘FVOCI’) in Markets Treasury.
Net insurance premium income increased by £347m or 22%, primarily in WPB, from insurance manufacturing revenue in France driven by higher new business volumes.
Net insurance claims, benefits paid and movement in liabilities to policyholders increased by £1,256m or 70%, primarily in the insurance business in WPB. The increase was driven by higher returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risks. The gains recognised on the financial assets measured at fair value through profit and loss that are held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’. This was partly offset by an increase in premium income.
Other operating income increased by £177m or 42%, mainly due to favourable market impacts, notably on PVIF, in insurance manufacturing in WPB. This reflected a stronger equity market performance and higher interest rate yields on the valuations of the liabilities under insurance contracts. This was partly offset by lower revenue in GBM Other due to lower intercompany recharge recoveries from other entities in the Group, with an offsetting decrease in operating expenses.
Changes in ECL and other credit impairment charges were a net release of £174m in 2021, compared with a net charge of £808m in 2020. The net release in 2021 reflected an improvement in the economic outlook and a stabilisation of credit risk. This compared with the significant build-up of stage 1 and stage 2 allowances in 2020 due to the worsening economic outlook at the onset of the Covid-19 pandemic. The reduction in ECL compared with 2020 also reflected lower levels of stage 3 charges.
Total operating expenses excluding impairment of goodwill and other intangible assets decreased by £487m or 8%, mainly driven by a reduction in staff costs, lower contractor and consultancy spend, and lower discretionary spend, in line with our transformation plan of £141m. In addition, there were also lower expenses related to severance costs arising from cost efficiency measures across our global businesses and function of £187m and lower intercompany recharges (offsetting decrease in revenue) of £200m. This reduction was partly offset by the UK bank levy incurred in 2021 of £127m, which was previously paid by the Group.
Impairment of goodwill and other intangible assets was £756m lower compared with the prior year. In 2020, operating expenses included a £802m goodwill impairment which principally comprised the write-off of capitalised software. This mainly related to our businesses in the UK and France and reflected the underperformance and deterioration in the future forecasts of these businesses, substantially relating to prior periods.
Share of profit/(loss) in associates and joint ventures was a profit of £191m compared with a loss of £(1)m in 2020. The profit in 2021 included a £93m true-up of prior year valuations in the underlying investments of an associate.
Tax credit was £113m lower compared with 2020. The effective tax rate of 2.3% for 2021 included favourable non-recurring items in respect of tax rate changes, prior period adjustments and the recognition of previously unrecognised deferred tax assets in France.
The effective tax rate of 8.4% for 2020, representing a tax credit on loss before tax, was mainly due to the non-recognition of deferred tax on the loss in France for the period.

Adjusted performance

Significant revenue items by business segment – (gains)/losses for the year ended
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 2021
Reported revenue	2,043	1,367	310	1,096	1,276	28	6,120
Significant revenue items	12	—	269	(1)	(1)	(69)	210
– fair value movements on financial instruments1	12	—	(5)	(1)	(1)	—	5
– restructuring and other related costs2	—	—	274	—	—	(69)	205
Adjusted revenue	2,055	1,367	579	1,095	1,275	(41)	6,330
31 Dec 20203
Reported revenue	1,966	1,381	437	1,132	1,035	(51)	5,900
Significant revenue items	2	—	187	1	—	(93)	97
– fair value movements on financial instruments1	2	—	2	1	—	(2)	3
– restructuring and other related costs2	—	—	185	—	—	(91)	94
Adjusted revenue	1,968	1,381	624	1,133	1,035	(144)	5,997

1
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

2
Includes losses associated with the RWA reduction commitments.

3
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Significant cost items by business segment – (recoveries)/charges for the year ended
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 2021
Reported operating expenses	(2,064)	(918)	(588)	(611)	(981)	(300)	(5,462)
Significant cost items	—	—	103	(1)	6	236	344
– restructuring and other related costs	—	—	103	(1)	6	236	344
– settlements and provisions in connection with legal and regulatory matters	—	—	—	—	—	—	—
– impairment of other intangible assets	—	—	—	—	—	—	—
Adjusted operating expenses	(2,064)	(918)	(485)	(612)	(975)	(64)	(5,118)
31 Dec 20202
Reported operating expenses	(1,950)	(878)	(1,351)	(773)	(1,169)	(584)	(6,705)
Significant cost items	1	—	679	114	41	498	1,333
– restructuring and other related costs1	—	—	218	79	5	377	679
– settlements and provisions in connection with legal and regulatory matters	1	—	—	—	—	8	9
– impairment of other intangible assets	—	—	461	35	36	113	645
Adjusted operating expenses	(1,949)	(878)	(672)	(659)	(1,128)	(86)	(5,372)

1
Includes the write down of software £148m.

2
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Net impact on profit/(loss) before tax by business segment
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 2021
Reported profit/(loss) before tax	(20)	589	(273)	492	318	(83)	1,023
Net impact on reported profit and loss	12	—	372	(2)	5	167	554
– Significant revenue items	12	—	269	(1)	(1)	(69)	210
– Significant cost items	—	—	103	(1)	6	236	344
Adjusted profit/(loss) before tax	(8)	589	99	490	323	84	1,577
31 Dec 20201
Reported profit/(loss) before tax	17	55	(918)	37	(173)	(632)	(1,614)
Net impact on reported profit and loss	3	—	866	115	41	405	1,430
– Significant revenue items	2	—	187	1	—	(93)	97
– Significant cost items	1	—	679	114	41	498	1,333
Adjusted profit/(loss) before tax	20	55	(52)	152	(132)	(227)	(184)

1
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Adjusted performance
Adjusted profit before tax was £1,577m compared with a loss before tax of £184m in 2020, up £1,761m. This reflected lower ECL, a strong revenue performance and lower operating expenses. There was also a gain in our share of profit in associates and joint ventures compared with a loss in 2020. ECL were significantly lower mainly reflecting an improvement in the economic outlook from 2020. Adjusted revenue performance was stronger largely driven by the impact of volatile items including favourable market impacts on insurance manufacturing in WPB and favourable valuation adjustments in MSS. Adjusted operating expenses were lower as a result of our transformation plans and continued prudent management of discretionary spend. This was partly offset by the UK bank levy which incurred in 2021.
Adjusted revenue increased by £333m or 6%, partly offset by unfavourable movements in foreign exchange of £69m. Excluding this, revenue increased primarily in WPB, MSS and Corporate Centre. The increase in WPB of £241m largely reflected favourable market impacts on insurance manufacturing as equity markets performance remained strong compared with 2020, which was heavily impacted by the Covid-19 pandemic. In MSS, adjusted revenue was higher by £87m driven by lower adverse credit and funding valuations and continued momentum in Equities performance, partly offset by lower revenue in Global FX driven by lower market volatility. Revenue also increased by £85m in Corporate Centre, primarily due to a fair value gain from a long-standing investment in a Germany-based company. There were also gains from disposals relating to legacy portfolios of assets which are in run-off (‘Legacy Credit’).
Adjusted ECL were £982m lower compared with 2020. There was a net release of £174m compared with a net charge of £808m in 2020. In 2021, there were releases of stage 1 and 2 provisions of £200m reflecting an improvement in the economic outlook and a stabilisation of credit risk, compared with a significant build-up of allowances in the first half of 2020 at the onset of the Covid-19 pandemic. There were also lower charges of £447m against specific wholesale customers during 2021 compared with 2020.
Adjusted operating expenses decreased by £254m or 5%, in part due to favourable movements in foreign exchange. Excluding this, operating expenses decreased as we reviewed and re-prioritised spend aligning with our transformation plans and to reflect the economic outlook. This resulted in a reduction in FTE, tight control of contractor and consultancy spend as well as lower discretionary spend. This decrease was partly offset by the UK bank levy booked in 2021, which was previously paid by the Group.
Share of profit/(loss) in associates and joint ventures was a profit of £191m compared with a loss of £1m in 2020. Profit in 2021 included a £93m true-up of prior year valuations in the underlying investments of an associate.
Markets and Securities Services
Adjusted loss before tax was £8m compared to a profit before tax of £20m, down £28m compared with 2020. This was driven by higher operating expenses, largely offset by higher revenue.
Revenue increased by £87m or 4%, mainly driven by lower adverse credit and funding valuations compared with 2020 and a stronger performance in Equities, notably in structured derivatives, driven by higher market volatility. This was partly offset by lower revenue in Global FX as, in 2020, there was an exceptional level of volatility and client activity driven by the onset of the Covid-19 pandemic.
Operating expenses increased by £115m or 6%, including an increase in performance-related pay of £51m reflecting higher revenue and a higher Single Resolution Fund (‘SRF’) levy in France and Germany of £19m. This was partly offset by a reduction in staff costs resulting from our transformation cost-saving initiatives.

Global Banking
Adjusted profit before tax was £589m, an increase of £533m compared with 2020, largely driven by lower ECL, partly offset by higher operating expenses.
Revenue decreased by £14m or 1%, mainly driven by unfavourable movements in foreign exchange. Excluding this, revenue remained broadly stable compared with 2020. This was despite a reduction in interest rates in the first half of 2020 and lower customer balances in 2021, reflecting actions taken to reduce RWAs as part of our transformation. Revenue in 2020 included mark-to-market losses which were not repeated in 2021.
ECL net credit of £139m compared with a net charge of £448m in 2020. The net credit in 2021 mainly reflected releases of stage 1 and stage 2 allowances as the economic outlook improved. This compared with the significant build-up of charges in 2020 resulting from the deterioration in the economic situation due to the Covid-19 pandemic.
Operating expenses were £40m or 5% higher compared with 2020, mainly driven by higher performance-related pay, partly offset by a reduction in staff costs resulting from our transformation cost-saving initiatives.
Global Banking and Markets Other
Adjusted profit before tax was £99m, compared with a loss before tax of £52m in 2020. This was largely driven by lower operating expenses and gains from disposals in Principal Investments.
Revenue decreased by £45m or 7%, mainly driven by lower intercompany cost recoveries which resulted from a change in billing methodology of GBM costs, where recharges and recoveries were moved to other entities in the Group (with an offsetting reduction in operating expenses). This was partly offset by higher revenue in Principal Investments driven by gains following disposals of a number of funds in 2021 compared with losses in 2020.
Operating expenses decreased by £187m or 28% compared with 2020, including the move of certain GBM costs from the company to other entities in the Group (offset by lower intercompany recoveries in revenue). In addition, there was a reduction in staff costs and performance-related pay resulting from our transformation initiatives. This was partly offset by the UK bank levy incurred in 2021.
Commercial Banking
Adjusted profit before tax was £490m, up by £339m compared with 2020. This was mainly driven by lower ECL and lower operating expenses, partly offset by lower revenue.
Revenue decreased by £38m or 3% compared with 2020. This was primarily in Credit and Lending due to lower customer balances reflecting actions taken to reduce RWAs as part of transformation. Revenue also decreased in GLCM driven by the lower interest rate environment despite growth in average deposit balances. This was partly offset by an increase in revenue allocated from Markets Treasury.
ECL net credit of £7m compared with a net charge of £322m in 2020. The net credit in 2021 largely reflected releases of stage 1 and stage 2 allowances reflecting the improved economic outlook. In 2020, there was significant build-up of charges resulting from the deterioration in the economic situation driven by the Covid-19 pandemic. In addition, stage 3 charges were lower compared with 2020.
Operating expenses decreased by £47m or 7%, mainly driven by a reduction in staff costs resulting from transformation initiatives. There were also lower corporate real estate costs due to lower depreciation as certain assets have been fully written down.
Wealth and Personal Banking
Adjusted profit before tax of £323m, up £456m compared with 2020. This was primarily due to higher revenue, lower operating expenses and lower ECL.
Revenue increased by £241m or 19%, mainly in insurance manufacturing in France and in the UK, largely from positive market impacts of £308m, notably on PVIF, driven by favourable equity market performance and higher interest rate yields on insurance contracts. This was partly offset by lower revenue in Retail in France of £41m and in the Channel Islands and Isle of Man of £21m, mainly from deposits due to the low interest rate environment, despite growth in average balances.
ECL net credit of £23m compared with a net charge of £39m in 2020. This mainly reflected an improvement in the economic outlook from 2020.
Operating expenses decreased by £152m or 23%. This was driven by the non-recurrence of an impairment of real estate assets of £116m in France in 2020. In addition, there were lower technology costs and lower corporate real estate costs due to lower depreciation as certain assets have been fully written down.
Corporate Centre
Adjusted profit before tax of £96m compared with a loss before tax of £227m in 2020. This was mainly driven by a profit in associates and joint ventures compared with a loss in 2020, lower operating expenses and higher revenue.
Revenue was higher by £104m, driven by gains on portfolio disposals in Legacy Credit compared with losses in 2020. The increase was also driven by a £30m fair-value gain from a long-standing investment in a Germany-based brokerage company.
ECL net charge of £2m in 2021 compared with a net release of £5m in 2020, mainly driven by losses in Legacy Credit following disposals.

Operating expenses decreased by £22m or 26%, largely driven by lower intercompany recharges from other entities in the Group, with an offsetting decrease in revenue.
Shares of profit/(loss) in associates and joint ventures was a profit of £191m, of which £93m was due to a true-up of prior year valuations in the underlying investments of an associate. This compared with a loss of £1m in 2020.

Dividends
The consolidated reported profit for 2021 attributable to the shareholders of the company was £1,041m.
No dividend in respect of 2021 was declared on the ordinary share capital during the year.
Further information about the results is given in the consolidated income statement on page F-5.
Comparison for the years ended 31 December 2020 and 31 December 2019

Reported performance
Performance in 2020 was heavily impacted by lower interest rates resulting in lower revenue. There was also a deterioration in the future economic outlook resulting in high ECL.
Reported loss before tax was £1,614m, compared with a loss before tax in 2019 of £872m, an increase of £742m. This was mainly due to higher ECL driven by charges related to specific wholesale exposures, and charges related to the impact of Covid-19. Reported revenue was lower, impacted by the effect of interest rate reductions on our deposit franchises, market impacts on the PVIF’s long-term insurance contracts in insurance manufacturing in WPB, an adverse movement in valuation adjustments in MSS and a decrease in the fair value of preference share holdings in Visa. Revenue also included restructuring and other related costs comprising disposal losses associated with RWA reductions as well as a property-related gain, both of which related to the commitments at our February 2020 business update. This was partly offset by higher revenue in MSS driven by a strong trading performance in our Markets businesses. Operating expenses were lower, mainly driven by lower impairment of goodwill and other intangible assets, partly offset by higher transformation costs.
Net interest income (‘NII’) increased by £415m or 28% compared to the prior year. This was largely the result of a reduction in the funding cost of trading assets, and through initiatives to reduce the overall funding costs of the company through retiring more expensive wholesale funding. This was partially offset by lower NII in WPB, CMB, and GB of £317m compared with 2019, mainly driven by the impact of the lower interest rate environment.
Net fee income increased by £56m or 4% compared with the prior year, primarily in GB due to higher transaction volumes in the Capital Markets businesses primarily from market activity, including debt and equity issuances, driven by the impact of Covid-19. This was partly offset by a decrease in WPB, notably Retail Banking and Asset Management, driven by adverse market conditions and lower levels of customer activity reflecting the impact of Covid-19.
Net income from financial instruments measured at fair value decreased by £1,568m or 40% compared with the prior year. In WPB, revenue decreased by £1,034m primarily reflecting less favourable equity market performance in France compared with 2019 due to the impact of the Covid-19 pandemic on the value of equity and unit trust assets supporting insurance contracts. After large losses in the first quarter of 2020, there was a partial recovery in the remainder of the year.
This adverse movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in net insurance claims and benefits paid and movement in liabilities to policyholders.
Net income also reduced due to lower trading interest income of £600m, booked in Corporate Centre, related to the funding of our trading activities, which was offset by lower cost of funding in net interest income as mentioned above. In addition, there was a decrease in the fair value of preference shareholdings in Visa in WPB and CMB.
Gains less losses from financial investments increased by £57m, mainly driven by higher gains on the disposal of bonds held at FVOCI in Markets Treasury.
Net insurance premium income decreased by £588m or 27%, mainly in WPB, driven by lower business volumes in France, partly offset by an increase in the UK, mainly due to higher sales of single premium investment business.
Net insurance claims, benefits paid and movement in liabilities to policyholders decreased by £1,583m or 47%, primarily in the insurance business in WPB. The decrease was driven by lower valuations on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk. The losses recognised on the financial assets measured at fair value through profit and loss that are held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’. This was partly offset by a decrease in premium income.
Other operating income decreased by £99m or 19%, mainly due to adverse market impacts on insurance manufacturing in WPB. This was driven by the impact of lower interest rates on the valuations of the liabilities under insurance contracts.
Changes in ECL and other impairment charges increased by £684m, mainly driven by higher charges related to a small number of wholesale exposures, notably in GB and CMB, and higher charges related to the impact of the Covid-19 pandemic on the forward economic outlook.

Total operating expenses excluding impairment of goodwill and other intangible assets increased by £288m or 5%. This increase reflected a number of significant items during the period:
•
an increase of £324m in expenses related to restructuring and other related costs arising from the group’s transformation programme; partly offset by

•
the non-recurrence of costs of £87m associated with the group’s preparation for the UK’s exit from the EU booked in 2019.

Impairment of goodwill and other intangible assets in 2020 of £802m principally comprised the write-off of capitalised software. This mainly related to our businesses in the UK and France and reflected the underperformance and deterioration in the future forecasts of these businesses, substantially relating to prior periods.
In 2019, operating expenses included a £1,167m goodwill impairment as a result of reductions in forecast future cash flows, which reflected the challenging market conditions and negative interest rates in the eurozone as well as refinements and revisions of the methodologies employed to allocate carrying value in use.
Share of (loss)/profit in associates and joint ventures was a loss of £1m compared with a loss of £10m in 2019. This was driven by a partial reversal of the loss booked in the first half of the year on the share of profit recognised from our associates.
Tax credit was £136m compared with a tax expense of £119m in 2019.

Adjusted performance

Significant revenue items by business segment – (gains)/losses for the year ended
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 20203
Reported revenue	1,966	1,381	437	1,132	1,035	(51)	5,900
Significant revenue items	2	—	187	1	—	(93)	97
– fair value movements on financial instruments1	2	—	2	1	—	(2)	3
– restructuring and other related costs2	—	—	185	—	—	(91)	94
Adjusted revenue	1,968	1,381	624	1,133	1,035	(144)	5,997
31 Dec 2019
Reported revenue	1,623	1,546	574	1,211	1,356	(266)	6,044
Significant revenue items	27	—	3	1	1	(7)	25
– UK customer redress programmes	—	—	—	—	1	—	1
– fair value movements on financial instruments1	27	—	3	1	—	(7)	24
– restructuring and other related costs2	—	—	—	—	—	—	—
Adjusted revenue	1,650	1,546	577	1,212	1,357	(273)	6069

1
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

2
Includes losses associated with the RWA reduction commitments.

3
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Significant cost items by business segment – (recoveries)/charges for the year ended
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 20203
Reported operating expenses	(1,950)	(878)	(1,351)	(773)	(1,169)	(584)	(6,705)
Significant cost items	1	—	679	114	41	498	1,333
– restructuring and other related costs2	—	—	218	79	5	377	679
– settlements and provisions in connection with legal and regulatory matters	1	—	—	—	—	8	9
– impairment of other intangible assets	—	—	461	35	36	113	645
Adjusted operating expenses	(1,949)	(878)	(672)	(659)	(1,128)	(86)	(5,372)
31 Dec 2019
Reported operating expenses	(1,950)	(898)	(830)	(1,175)	(1,729)	(200)	(6,782)
Significant cost items	1	—	146	529	652	122	1,450
– costs of structural reform1	—	—	29	3	—	55	87
– restructuring and other related costs	—	—	117	6	20	61	204
– settlements and provisions in connection with legal and regulatory matters	1	—	—	—	—	6	7
– impairment of other intangible assets	—	—	—	520	632	—	1,152
Adjusted operating expenses	(1,949)	(898)	(684)	(646)	(1,077)	(78)	(5,332)

1
Costs of structural reform includes costs associated with the UK’s exit from the EU.

2
Includes the write down of software £148m.

3
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Net impact on profit/(loss) before tax by business segment
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 20201
Reported profit/(loss) before tax	17	55	(918)	37	(173)	(632)	(1,614)
Net impact on reported profit and loss	3	—	866	115	41	405	1,430
– Significant revenue items	2	—	187	1	—	(93)	97
– Significant cost items	1	—	679	114	41	498	1,333
Adjusted profit/(loss) before tax	20	55	(52)	152	(132)	(227)	(184)
31 Dec 2019
Reported profit/(loss) before tax	(333)	617	(260)	(73)	(376)	(447)	(872)
Net impact on reported profit and loss	28	—	149	530	653	115	1,475
– Significant revenue items	27	—	3	1	1	(7)	25
– Significant cost items	1	—	146	529	652	122	1,450
Adjusted profit/(loss) before tax	(305)	617	(111)	457	277	(332)	603

1
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to
Note 9: Segmental Analysis on page F-37.

Adjusted performance
Adjusted loss before tax of £184m compared with a profit before tax of £603m, down by £787m when compared with 2019. This was mainly driven by higher ECL and lower adjusted revenue. ECL was higher due to charges related to the global impact of the Covid-19 pandemic on the forward economic outlook and on our customers. Adjusted revenue decreased primarily from the impact of the lower interest rate environment and the impact of volatile items including market impacts on insurance manufacturing in WPB and an adverse movement in valuation adjustments in MSS. Adjusted operating expenses were higher reflecting a number of specific items incurred in 2020. This was partly offset by a significant reduction in operating expenses as a result of the tight control of discretionary spend to reflect the economic outlook and the initial impact of our transformation of the company.

Adjusted revenue decreased by £72m or 1%, primarily in WPB and CMB, partly offset by an increase in MSS and Corporate Centre.
The decrease in adjusted revenue reflected the impact of the lower interest rate environment on our businesses, particularly in GLCM within GB and CMB, although deposit balances grew compared with 2019. In WPB, the lower interest rate environment resulted in adverse market impacts on insurance manufacturing. In addition, Insurance Manufacturing revenue was lower due to adverse market impacts following a sharp fall in equity markets in the first quarter, although this substantially reversed over the remainder of the year as equity markets recovered. In MSS, adjusted revenue included the impact of adverse credit and funding valuations, notably in the first quarter, which were partly reversed in the subsequent quarters, and a reduction in revenue in Principal Investments within GBM Other including the non-recurrence of a 2019 valuation gain.
These reductions were partly offset by higher revenue in Global Markets, notably in the Foreign Exchange and Credit businesses, from market volatility. Revenue also increased in Corporate Centre, primarily due to the reallocation of certain internal liquidity charges to the global businesses in the 2020.
Adjusted ECL were £684m higher compared with 2019, mainly reflecting charges of £481m, relating to a small number of wholesale exposures (in both CMB and GB). There was also an increase in stage 1 and stage 2 charges of £384m, notably in the first half of the year, reflecting the deterioration in the forward economic outlook impacted by the Covid-19 pandemic. The economic outlook stabilised in the second half of the year in 2020, and as a result, stage 1 and stage 2 provisions were broadly unchanged compared with the first half of the year.
Adjusted operating expenses increased by £40m or 1% reflecting a number of specific items incurred in 2020 including the impairment of real estate assets in France, legal provisions and settlements and the impact of reduced capitalisation of IT spend following the write-off of intangible assets in December 2020. The Single Resolution Fund contribution in France was also higher compared with 2019.
In line with our transformation plans and to reflect the economic outlook, we reviewed and re-prioritised spend. This resulted in a reduction in FTE, tight control of contractor and consultancy spend as well as lower discretionary spend.
Share of (loss)/profit in associates and joint ventures was a loss of £1m compared with a loss of £10m in 2019, reflecting a partial reversal of the loss booked in the first half of year on the share of profit recognised from our associates.
Markets and Securities Services
Adjusted profit before tax was £20m compared with a loss before tax of £305m, up £325m compared with 2019. This was driven by higher revenue.
Revenue increased by £318m or 19%, driven by strong Foreign Exchange and Fixed Income (‘FICC’) performance, notably in Credit and Foreign Exchange, which, in turn, was driven by increased market volatility following the Covid-19 pandemic. The second half of the year benefited from the stronger performance in equity derivatives as equity markets recovered and volatility increased. Markets also received a higher allocation of the company’s funding costs compared with 2019 to better reflect internal funding used to finance activities in the business.
Operating expenses of £1,949m were in line with 2019 as lower market transaction costs and employee costs were offset by an increase in the SRF levy in France and transfer of the bank levy from Corporate Centre in Germany.
Global Banking
Adjusted profit before tax was £55m, a decrease of £562m compared with 2019, largely driven by higher ECL and the lower revenue, partly offset by lower operating expenses.
Revenue decreased by £165m or 11%, largely driven by lower revenue in GLCM of £96m due to margin compression following reductions in interest rates, although this was partly offset by growth in average balances. In Real Assets and Structure Finance (‘RASF’) revenue also fell by £81m due to lower revenue relating to index-linked gilts.
ECL increased by £416m due to higher charges against a small number of clients including exposures within the oil and gas and real estate sectors. In addition, there were higher charges related to the impact of the Covid-19 pandemic on the forward economic outlook.
Operating expenses were £20m or 2% lower compared with 2019, largely driven by lower travel and entertainment costs as a result of the Covid-19 pandemic and lower performance-related pay.
Global Banking and Markets Other
Adjusted loss before tax was £52m, compared with a loss before tax of £111m in 2019. This was driven by higher revenue and lower operating expenses.
Revenue increased by £47m or 8% mainly driven by a higher allocation of Market Treasury revenue and higher intercompany cost recoveries (with a commensurate increase in operating expenses). This was offset by lower revenue in Principal Investments due to a non-repeat of a 2019 gain.
Operating expenses decreased by £12m or 2% compared with 2019. Lower charges from other parts of the Group, including Legal, were partly offset by higher costs incurred in the company for the benefit of other entities in the Group (with an offsetting increase in intercompany recoveries in revenue).

Commercial Banking
Adjusted profit before tax was £152m, down by £305m compared with 2019. This was mainly driven by higher ECL and lower revenue largely due to the impact of lower interest rates.
Revenue decreased by £79m or 7% compared with 2019. This was primarily due to lower revenue in GLCM driven by the lower interest rate environment, partly offset by growth in average deposit balances. Revenue also decreased due to adverse fair value movements in preference share holdings in Visa in the UK.
ECL increased by £213m compared with 2019, mainly driven by higher charges against specific customers, notably in the travel, retail and automobile sectors. In addition, there were higher charges related to the global impact of Covid-19 on the forward economic outlook and on our customers.
Operating expenses increased by £13m, mainly reflecting an impairment of real estate assets in France and higher compliance costs and the Single Resolution Fund levy in France and Germany.
Wealth and Personal Banking
Adjusted loss before tax of £132m compared with a profit before tax of £277m in 2019, down by £409m. This was primarily due to lower revenue, higher operating expenses and higher ECL.
Revenue decreased by £322m or 24%, mainly in insurance manufacturing in France where revenue fell by £206m, largely driven by adverse market impacts due to the lower interest rate environment, and lower new business volumes. Revenue also decreased by £112m in our Asset Management Group (‘AMG’) and Retail Banking businesses due to adverse market conditions, lower levels of customer activity and lower Assets Under Management (‘AUM’) reflecting the impact of Covid-19. In the UK, revenue was also lower, mainly due to a decrease in the fair value of our preference share holdings in Visa. In the Channel Islands and Isle of Man, there was a decrease in revenue from deposits due to the low interest rate environment despite growth in average balances.
ECL were £36m higher compared with 2019, mainly driven by higher charges relating to the global impact of Covid-19 on the forward economic outlook.
Operating expenses increased by £51m or 5%. This was primarily driven by an impairment of real estate assets in France, partly offset by lower discretionary spend, notably marketing costs as well as lower staff and consultancy costs.
Corporate Centre
Adjusted loss before tax of £227m was £104m lower than the loss before tax of £332m in 2019. This was mainly driven by higher revenue, partly offset by lower releases of ECL and higher operating expenses.
Revenue was higher by £129m, primarily driven by the reallocation of certain internal liquidity charges to the global businesses in 2020. Revenue also increased in Legacy Credit driven by lower losses on portfolio disposals compared with 2019.
ECL net releases of £4m in 2020 compared with net releases of £29m in 2019. This reflected provision releases following Legacy Credit portfolio disposals in both years, with a higher level of portfolio disposals in 2019.
Operating expenses increased by £8m or 10%, mainly driven by an impairment of real estate assets in France, partly offset by the transfer of the Single Resolution Fund levy in Germany to the global businesses in 2020.
Shares of (loss)/profit in associates and joint ventures was a loss of £1m compared with a loss of £10m in 2019. This reflected a partial reversal of provision booked in the first half of the year on the share of profit recognised from our associates.

Dividends
The consolidated reported loss for 2020 attributable to the shareholders of the company was £ 1,488m.
No dividend in respect of 2020 was declared on the ordinary share capital during the year.
Further information about the results is given in the consolidated income statement on page F-5.

Net interest margin
Net interest margin is calculated by dividing net interest income as reported in the income statement by the average balance of interest-earning assets. Average balances are based on daily averages for the principal areas of our banking activities with monthly or less frequent averages used elsewhere.

Net interest income
	2021 £m	2020 £m	2019 £m
Interest income	3,149	4,086	5,504
Interest expense	(1,395)	(2,188)	(4,021)
Net interest income	1,754	1,898	1,483
Average interest-earning assets	354,324	369,617	343,944
	%	%	%
Gross interest yield1	0.51	0.74	1.25
Less: gross interest payable1	(0.01)	(0.27)	(0.93)
Net interest spread2	0.50	0.47	0.32
Net interest margin3	0.50	0.51	0.43

1
Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.

2
Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.

3
Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by asset type
	2021			2020			2019
	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%
Short term funds and loans and advances to banks	119,025	(221)	(0.19)	90,841	(113)	(0.12)	66,056	108	0.16
Loans and advances to customers	99,151	1,585	1.60	116,518	2,058	1.77	117,665	2,492	2.12
Reverse repurchase agreements – non-trading	57,630	(132)	(0.23)	68,573	22	0.03	77,140	478	0.62
Financial investments	45,142	497	1.10	51,335	652	1.27	50,194	935	1.86
Other interest-earning assets	33,376	67	0.20	42,350	118	0.28	32,889	287	0.87
Total interest-earning assets	354,324	1,796	0.51	369,617	2,737	0.74	343,944	4,300	1.25
Trading assets and financial assets designated or mandatorily measured at fair value	55,806	1,119	2.01	66,061	1,000	1.51	73,862	1,974	2.67
Expected credit losses provision	(1,326)	—	—	(1,347)	—	—	(1,192)	—	—
Non-interest-earning assets	239,582	—	—	306,223	—	—	266,527	—	—
Total assets	648,386	2,915	0.45	740,554	3,737	0.50	683,141	6,274	0.92
	2021			2020			2019
	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%
UK
Short term funds and loans and advances to banks	67,123	228	0.34	53,688	336	0.63	44,068	512	1.16
Loans and advances to customers	39,826	630	1.58	50,442	972	1.93	54,041	1,353	2.50
Reverse repurchase agreements – non-trading	39,012	79	0.20	47,508	341	0.72	54,443	759	1.39
Financial investments	25,800	209	0.81	28,575	297	1.04	30,230	526	1.74
Other interest-earning assets	25,154	81	0.32	34,474	136	0.39	23,787	334	1.40
Total interest-earning assets	196,915	1,227	0.62	214,687	2,082	0.97	206,569	3,484	1.69

Non UK
Short term funds and loans and advances to banks	77,530	(186)	(0.24)	60,597	(54)	(0.09)	45,808	109	0.24
Loans and advances to customers	59,324	984	1.66	66,077	1,166	1.76	63,626	1,283	2.02
Reverse repurchase agreements – non-trading	21,424	(197)	(0.92)	25,547	(305)	(1.19)	30,920	(278)	(0.90)
Financial investments	19,342	298	1.54	22,760	359	1.58	19,964	412	2.06
Other interest-earning assets	11,726	138	1.18	10,968	124	1.13	9,840	223	2.27
Total interest-earning assets	189,346	1,037	0.55	185,949	1,290	0.69	170,158	1,749	1.03

Inter region elimination
Total interest-earning assets	(31,937)	(468)	1.47	(31,019)	(635)	2.05	(32,783)	(933)	2.85
1
Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.

Summary of interest expense by type of equity and liability
	2021			2020			2019
	Average balance £m	Interest expense £m	Cost1%	Average balance £m	Interest expense £m	Cost1%	Average balance £m	Interest expense £m	Cost1%
Deposits by banks	32,891	(186)	(0.57)	28,812	(60)	(0.21)	23,298	146	0.63
Customer accounts	150,048	95	0.06	143,807	321	0.22	136,544	1,028	0.75
Repurchase agreements – non-trading	32,916	(192)	(0.58)	38,829	(129)	(0.33)	49,801	337	0.68
Debt securities in issue – non-trading	38,727	258	0.67	52,781	546	1.03	54,353	884	1.63
Other interest-bearing liabilities	36,811	68	0.18	47,384	160	0.34	38,559	422	1.09
Total equity and interest-bearing liabilities	291,393	43	0.01	311,613	838	0.27	302,555	2,817	0.93
Trading liabilities and Financial liabilities designated at fair value (excl own debt held)	63,925	1,445	2.26	65,356	1,252	1.92	71,549	1,705	2.38
Non-interest-bearing current accounts	57,821	—	—	55,990	—	—	50,208	—	—
Total equity and other non-interest bearing liabilities	235,247	—	—	307,595	—	—	258,829	—	—
Total equity and liabilities	648,386	1,488	0.23	740,554	2,090	0.28	683,141	4,522	0.66
	2021			2020			2019
	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%	Average balance £m	Interest income £m	Yield1%
UK
Deposits by banks	14,292	76	0.53	15,496	256	1.65	15,203	585	3.85
Customer accounts	103,555	100	0.10	98,089	274	0.28	96,364	784	0.81
Repurchase agreements – non-trading	25,447	5	0.02	31,432	148	0.47	39,919	604	1.51
Debt securities in issue – non-trading	26,274	270	1.03	36,825	576	1.56	40,069	894	2.23
Other interest-bearing liabilities	25,889	181	0.70	38,072	261	0.69	31,479	514	1.63
Total interest-bearing liabilities	195,457	632	0.32	219,914	1,515	0.69	223,034	3,381	1.52

Non UK
Deposits by banks	43,076	(30)	(0.07)	36,090	77	0.21	32,243	184	0.57
Customer accounts	46,562	(1)	0.00	45,832	74	0.16	40,317	267	0.66
Repurchase agreements – non-trading	10,030	(194)	(1.93)	11,265	(277)	(2.46)	15,960	(259)	(1.62)
Debt securities in issue – non-trading	14,183	15	0.11	17,573	5	0.03	15,542	22	0.14
Other interest-bearing liabilities	13,965	39	0.28	12,027	55	0.46	9,222	124	1.34
Total interest-bearing liabilities	127,816	(171)	(0.13)	122,787	(66)	(0.05)	113,284	338	0.30
Inter region elimination
Total interest-bearing liabilities	(31,880)	(418)	1.31	(31,088)	(611)	1.97	(33,763)	(902)	2.67
1
Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.

Net interest margin
	2021%	2020%	2019%
UK	0.28	0.25	0.03
Non UK	0.64	0.74	0.83
As at 31 Dec	0.50	0.51	0.43

Distribution of average total assets
	2021%	2020%	2019%
UK	67.1	71.0	71.9
Non UK	42.3	38.6	39.1
Inter region elimination	(9.4)	(9.6)	(11.0)
As at 31 Dec	100.0	100.0	100.0

Total Average Assets	648,386	740,554	683,141
Analysis of changes in net interest income and net interest expense
The following tables allocate changes in net interest income and net interest expense between volume and rate for 2021 compared with 2020, and for 2020 compared with 2019. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest Income
		Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
	2021 £m	Volume £m	Rate £m	2020 £m	Volume £m	Rate £m	2019 £m
Short term funds and loans and advances to banks	(221)	(34)	(74)	(113)	40	(261)	108
Loans and advances to customers	1,585	(308)	(165)	2,058	(24)	(410)	2,492
Reverse repurchase agreements – non trading	(132)	(3)	(151)	22	(53)	(403)	478
Financial investments	497	(79)	(76)	652	21	(304)	935
Other interest-earning assets	67	(25)	(26)	118	83	(252)	287
Total Interest Income	1,796	(115)	(826)	2,737	321	(1,884)	4,300

UK
Short term funds and loans and advances to banks	228	85	(193)	336	112	(288)	512
Loans and advances to customers	630	(205)	(137)	972	(90)	(291)	1,353
Reverse repurchase agreements – non trading	79	(61)	(201)	341	(96)	(322)	759
Financial investments	209	(29)	(59)	297	(29)	(200)	526
Other interest-earning assets	81	(36)	(19)	136	150	(348)	334
Total Interest Income	1,227	(172)	(683)	2,082	137	(1,539)	3,484

Non UK
Short term funds and loans and advances to banks	(186)	(15)	(117)	(54)	35	(198)	109
Loans and advances to customers	984	(119)	(63)	1,166	50	(167)	1,283
Reverse repurchase agreements – non trading	(197)	49	59	(305)	48	(75)	(278)
Financial investments	298	(54)	(7)	359	58	(111)	412
Other interest-earning assets	138	9	5	124	26	(125)	223
Total Interest Income	1,037	24	(277)	1,290	162	(621)	1,749
Inter region elimination
Total Interest Income	(468)	(19)	186	(635)	50	248	(933)

Interest Expense
		Increase/(decrease) in 2021 compared with 2020			Increase/(decrease) in 2020 compared with 2019
	2021 £m	Volume £m	Rate £m	2020 £m	Volume £m	Rate £m	2019 £m
Deposits by banks	(186)	(9)	(118)	(60)	35	(241)	146
Customer accounts	95	14	(240)	321	55	(762)	1,028
Repurchase agreements – non-trading	(192)	20	(83)	(129)	(74)	(392)	337
Debt Securities in issue – non- trading	258	(145)	(143)	546	(26)	(312)	884
Other interest-bearing liabilities	68	(36)	(56)	160	97	(359)	422
Total Interest Expense	43	(55)	(741)	838	84	(2,063)	2,817

UK
Deposits by banks	76	(20)	(160)	256	11	(340)	585
Customer accounts	100	15	(189)	274	14	(524)	784
Repurchase agreements – non-trading	5	(28)	(115)	148	(128)	(328)	604
Debt Securities in issue – non- trading	270	(165)	(141)	576	(72)	(246)	894
Other interest-bearing liabilities	181	(84)	4	261	108	(361)	514
Total Interest Expense	632	(169)	(714)	1,515	(47)	(1,819)	3,381

Non UK
Deposits by banks	(30)	15	(122)	77	22	(129)	184
Customer accounts	(1)	1	(76)	74	37	(230)	267
Repurchase agreements – non-trading	(194)	30	53	(277)	76	(94)	(259)
Debt Securities in issue – non- trading	15	(1)	11	5	3	(20)	22
Other interest-bearing liabilities	39	9	(25)	55	38	(107)	124
Total Interest Expense	(171)	(3)	(102)	(66)	28	(432)	338
Inter region elimination
Total Interest Expense	(418)	(16)	208	(611)	71	220	(902)

Loan maturity and interest sensitivity analysis
At 31 December 2021, the analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.
2021 £m
Maturity of 1 year or less
Loans and advances to banks	8,844
Loans and advances to customers	41,439
50,283
Maturity after 1 year but within 5 years
Loans and advances to banks	1,875
Loans and advances to customers	30,879
32,754
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	1,666
Variable interest rate	209
1,875
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	15,775
Variable interest rate	15,104
30,879
Maturity after 5 years but within 15 years
Loans and advances to banks	70
Loans and advances to customers	11,325
11,395
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	70
Variable interest rate	—
70
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	8,739
Variable interest rate	2,586
11,325
Maturity after 15 years
Loans and advances to banks	—
Loans and advances to customers	8,688
8,688
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—
Variable interest rate	—

Interest rate sensitivity of loans and advances to customers
Fixed interest rate	6,572
Variable interest rate	2,116
8,688

Deposits
The following tables summarise the average amount of bank deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (that are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past two years.
The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

Deposits by banks
	2021		2020
	Average Balance £m	Average Rate %	Average Balance £m	Average Rate %
– demand and other – non-interest bearing	3,630		3,355
– demand – interest bearing	12,990	(0.5)	11,258	(0.3)
– time	16,334	(0.7)	14,525	(0.2)
– other	4	30.5	5	12.1
Total	32,958		29,143
UK
– demand and other – non-interest bearing	3,590		3,308
– demand – interest bearing	8,380	(0.4)	7,661	(0.3)
– time	3,059	(0.1)	5,145	0.7
– other	—	—	—	—
Total	15,029		16,114
Non-UK
– demand and other – non-interest bearing	40		47
– demand – interest bearing	4,610	(0.8)	3,596	(0.6)
– time	13,275	(0.9)	9,381	(0.6)
– other	4	30.5	5	12.1
Total	17,929		13,029

Customer Accounts

	2021		2020
	Average Balance £m	Average Rate %	Average Balance £m	Average Rate %
– demand and other – non-interest bearing	58,437		56,874
– demand – interest bearing	113,648	0.0	106,384	0.1
– savings	18,379	0.2	18,730	0.5
– time	13,213	0.3	14,066	0.6
– other	470	(0.3)	677	(0.1)
Total	204,147		196,731
UK
– demand and other – non-interest bearing	19,013		18,344
– demand – interest bearing	75,746	0.1	71,307	0.2
– savings	12,005	0.2	10,861	0.5
– time	11,460	0.1	11,922	0.5
– other	—	—	—	—
Total	118,224		112,433
Non-UK
– demand and other – non-interest bearing	39,424		38,530
– demand – interest bearing	37,902	0.0	35,077	0.0
– savings	6,374	0.2	7,870	0.4
– time	1,753	1.1	2,144	1.4
– other	470	(0.3)	677	(0.1)
Total	85,923		84,298
Net Charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page F-81.

Net charge-offs to average loans
	2021%	2020%
Loans and advances to banks	0.00	0.00
Loans and advances to customers	0.16	0.23
Estimate of uninsured deposits and uninsured time deposits
The group provides deposit services to customers across the many countries in which we operate and are therefore subject to differing national and state deposit insurance regimes. Uninsured deposits are presented on an estimated basis using the same methodologies and assumptions inherent in our liquidity reporting requirements to our primary regulator, the Prudential Regulation Authority.
The insured status of a deposit is determined on the basis of individual insurance limits enacted within local regulations.
At 31 December 2021, the amount of uninsured deposit was £241bn (31 December 2020: £232bn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	At 31 Dec 2021
	3 months or less £m	After 3 months but within 6 months £m	After 6 months but within 12 months £m	After 12 months £m	Total £m
Uninsured time deposits	27,951	1,554	1,946	21,292	52,743

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield %	Yield %	Yield %	Yield %
Debt securities measured at fair value through other comprehensive income
US Treasury	1.9	2.1	1.4	3.2
US Government agencies	0.0	0.0	0.0	0.0
US Government-sponsored agencies	0.0	0.0	0.0	0.0
UK Government	2.5	0.5	0.4	2.9
Hong Kong Government	0.0	3.1	0.0	0.0
Other governments	1.3	1.0	1.1	2.7
Asset-backed securities	9.3	9.1	0.5	0.5
Corporate debt and other securities	1.9	1.3	2.1	3.0
The maturity distributions of asset-backed securities (‘ABSs’) are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2021 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.
Reconciliation of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in the financial statements starting on page F-5.
As described on page 28, we use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort year-on-year comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure. For further details, refer to Financial Summary section on page 28.

Return on average ordinary shareholders’ equity and return on average tangible equity
	2021 £m	2020 £m	2019 £m
Profit/(loss)
Profit/(loss) attributable to the ordinary shareholders of the parent company	847	(1,643)	(1,120)
Decrease/(increase) in PVIF (net of tax)	(149)	59	(56)
Significant items (net of tax) and other adjustments1	468	1,050	1,317
Adjusted profit/(loss) attributable to the ordinary shareholders of the parent company	1,166	(534)	141

Equity
Average total shareholders’ equity	23,629	24,457	27,028
Additional Tier 1	3,722	3,722	2,864
Average ordinary shareholders’ equity	19,907	20,735	24,164
Effect of goodwill, PVIF and other adjustments (net of tax)	(644)	(1,197)	(2,170)
Average tangible ordinary shareholders’ equity	19,262	19,538	21,995

Ratio
Return on average ordinary shareholders’ equity2	4.3%	(7.9)%	(4.6)%
Return on tangible equity3	6.1%	(2.7)%	0.6%

1
For further details, refer to Note 9: Segmental Analysis on page F-37.

2
The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.

3
The RoTE is calculated by adjusting reported profit attributable to ordinary shareholders by excluding movements in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period. The calculation of this measure includes the UK bank levy incurred for the first time in 2021, which was previously paid by Group. Comparative data have not been re-presented.

B.   Liquidity and capital resources
Material cash commitments and contractual Maturities
For information about material cash commitments and contractual maturities, see sub-header ‘Contractual maturity of financial liabilities’ under Note 28: Maturity analysis of assets, liabilities and off-balance sheet commitments on page F-66 and Note 31: Contingent liabilities, contractual commitments, guarantees and contingent assets on page F-71.
Liquidity and funding risk in 2021
Liquidity coverage ratio
The liquidity coverage ratio (‘LCR’) aims to ensure that a bank has sufficient unencumbered high-quality liquid assets (‘HQLA’) to meet its liquidity needs in a 30-calendar-day liquidity stress scenario. HQLA consist of cash or assets that can be converted into cash at little or no loss of value in markets.
At 31 December 2021, all the group’s principal operating entities were within the LCR risk tolerance level established by the Board and applicable under the Liquidity and Funding Risk management Framework (‘LFRF’).
The following table displays the individual LCR levels for HSBC Bank plc’s principal operating entities on the European Commission Delegated Regulation basis.

Operating entities’ LCRs
	At
	31 Dec 2021%	31 Dec 2020%	31 Dec 2019%
HSBC Bank plc	150	136	142
HSBC Continental Europe	145	143	152
HSBC Germany	170	144	125
HSBC Bank plc’s LCR in 2021 increased mainly due to loan book optimisation resulting in lower loan and committed facilities positions.

The LCR increase in HSBC Germany in 2021 is mainly driven by increased customer deposits and additional third series of targeted longer-term refinancing operation funding from the European Central Bank (ECB) being raised in June 2021.
In addition to the regulatory metric, the group enhanced its liquidity framework in 2021 to include an ‘internal liquidity metric’, which is being used to monitor and manage liquidity risk via a low-point measure across a 270-day horizon, taking into account recovery capacity.
Net stable funding ratio
The net stable funding ratio (‘NSFR’) requires institutions to maintain sufficient stable funding relative to required stable funding, and reflects a bank’s long-term funding profile (funding with a term of more than a year).
At 31 December 2021, all the group’s principal operating entities were within the NSFR risk tolerance level established by the Board and applicable under the LFRF.

Operating entities’ NSFRs
	At
	31 Dec 2021%	31 Dec 2020%	31 Dec 2019%
HSBC Bank plc1	124	133	122
HSBC Continental Europe2	130	130	117
HSBC Germany	163	138	121

1
HSBC Bank plc uses an adjusted NSFR as a basis for establishing stable funding. The adjusted NSFR requires HSBC Bank plc to maintain sufficient stable funding and reflects its long-term funding profile commensurate with the risk profile of the balance sheet.

2
HBCE have been utilising the CRR II NSFR definition since June 2021.

Structural foreign exchange exposures
The group’s structural foreign currency exposure is represented by the net assets or capital investments in subsidiaries, branches, joint arrangements or associates, the functional currencies of which are currencies other than the sterling.

Net structural foreign exchange exposures
	2021 £m	2020 £m	2019 £m
Currency of structural exposure
Euro	8,068	8,511	8,446
US dollars	1,470	1,081	1,005
South African rand	285	277	324
Israeli new shekel	169	159	139
Others, each less than £150m	319	446	456
At 31 Dec	10,311	10,474	10,370
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangement or associates, together with any associated hedges, the functional currencies of which are currencies other than pound sterling. An entity’s functional currency is that of the primary economic environment in which the entity operates. We use the pound sterling as our presentation currency in our consolidated financial statements because sterling forms the major currency in which we transact and fund our business. Exchange rate differences on structural exposures are recognised in other comprehensive income (‘OCI’). The structural foreign exchange exposures are managed within limits such that the capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. We may hedge certain structural foreign exchange positions, either at entity level, or by relying on hedges held in other group entities, subject to approved limits.
Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within each depositor segment. To ensure the validity of these assumptions in the sense that the deposit base is sufficiently diversified, the depositor concentration is monitored on an ongoing basis.
In addition to this, operating entities monitor the term funding maturity concentration metric to ensure they are not overly exposed to term funding concentration of wholesale market counterparts by the current maturity profile in any defined period.
Liquid assets of the group’s principal operating entities
The table below shows the unweighted liquidity value of assets categorised as liquid, which is used for the purposes of calculating the LCR metric. This reflects the stock of unencumbered liquid assets at the reporting date, using the regulatory definition of liquid assets.

Operating entities’ liquid assets
	At estimated liquidity value 31 Dec 2021 £m	At estimated liquidity value 31 Dec 2020 £m	At estimated liquidity value 31 Dec 2019 £m
HSBC Bank plc
Level 1	89,805	88,942	68,467
Level 2a	6,320	8,260	5,883
Level 2b	3,550	3,888	3,289
HSBC Continental Europe
Level 1	39,159	34,981	32,410
Level 2a	450	267	747
Level 2b	142	—	—
HSBC Germany
Level 1	13,072	11,044	7,573
Level 2a	33	8	27
Level 2b	327	315	294
Sources of funding
Our primary sources of funding are customer current accounts, repo and wholesale securities.
The following ‘Funding sources and uses’ table provides a consolidated view of how our balance sheet is funded, and should be read in light of our LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.
The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented at other balance sheet lines. In 2021, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.

Funding sources and uses for the group
	2021 £m	2020 £m	2019 £m
Sources
Customer accounts	205,241	195,184	177,236
Deposits by banks	32,188	34,305	23,991
Repurchase agreements – non-trading	27,259	34,903	49,385
Debt securities in issue	9,428	17,371	25,039
Cash collateral, margin and settlement accounts	37,076	47,173	43,556
Subordinated liabilities	12,488	13,764	13,182
Financial liabilities designated at fair value	33,608	40,792	41,642
Liabilities under insurance contracts	22,264	22,816	24,509
Trading liabilities	46,433	44,229	48,026
– repos	7,663	8,441	349
– stock lending	1,637	3,356	7,498
– other trading liabilities	37,133	32,432	40,179
Total equity	23,715	23,849	24,012
Other balance sheet liabilities	146,911	206,764	168,913
At 31 Dec	596,611	681,150	636,491
	2021 £m	2020 £m	2019 £m
Uses
Loans and advances to customers	91,177	101,491	108,391
Loans and advances to banks	10,784	12,646	11,467
Reverse repurchase agreements – non-trading	54,448	67,577	85,756
Cash collateral, margin and settlement accounts	34,907	46,840	40,254
Assets held for sale	9	90	13
Trading assets	83,706	86,976	98,249
– reverse repos	8,626	8,182	8,358
– stock borrowing	3,218	4,137	5,094
– other trading assets	71,862	74,657	84,797
Financial investments	41,300	51,826	46,464
Cash and balances with central banks	108,482	85,092	51,816
Other balance sheet assets	171,798	228,612	194,081
At 31 Dec	596,611	681,150	636,491

Contingent liquidity risk arising from committed lending facilities
The group provides customers with committed facilities such as standby facilities to corporate customers and committed backstop lines to conduits sponsored by the group. All of the undrawn commitments provided to conduits or external customers are accounted for in the LCR and NSFR in line with the applicable regulations. This ensures that under a stress scenario any additional outflow generated by increased utilisation of these committed facilities by either customers or the group’s sponsored conduits is appropriately reflected in our liquidity and funding position.
In relation to commitments to customers, the table below shows the level of undrawn commitments outstanding in terms of the five largest single facilities and the largest market sector.

The group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
	2021 £bn	2020 £bn	2019 £bn
Commitments to conduits
Multi-seller conduits1
– total lines	4.2	5.8	4.4
– largest individual lines	0.2	0.4	0.2
Securities investment conduits – total lines	1.3	1.6	2.4
Commitments to customers
– five largest2	10.4	6.6	4.4
– largest market sector3	7.7	8.0	8.7

1
Exposures relate to the Regency multi-seller conduit. This vehicle provides funding to group customers by issuing debt secured by a diversified pool of customer- originated assets.

2
Represents the undrawn balance for the five largest committed liquidity facilities provided to customers, other than those facilities to conduits.

3
Represents the undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.

Asset encumbrance and collateral management
An asset is defined as encumbered if it has been pledged as collateral against an existing liability and, as a result, is no longer available to the group to secure funding, satisfy collateral needs or be sold to reduce the funding requirement. Collateral is managed on an operating entity basis consistent with the approach to managing liquidity and funding. Available collateral held in an operating entity is managed as a single consistent collateral pool from which each operating entity will seek to optimise the use of the available collateral. The objective of this disclosure is to facilitate an understanding of available and unrestricted assets that could be used to support potential future funding and collateral needs. The disclosure is not designed to identify assets which would be available to meet the claims of creditors or to predict assets that would be available to creditors in the event of a resolution or bankruptcy.

Summary of assets available to support potential future funding and collateral needs (on- and off-balance sheet)
	2021 £m	2020 £m	2019 £m
Total on-balance sheet assets at 31 Dec	596,611	681,150	636,491
Less:
– reverse repo/stock borrowing receivables and derivative assets	(207,513)	(281,125)	(263,762)
– other assets that cannot be pledged as collateral	(48,350)	(51,068)	(52,292)
Total on-balance sheet assets that can support funding and collateral needs at 31 Dec	340,748	348,957	320,437
Add: off-balance sheet assets
– fair value of collateral received in relation to reverse repo/stock borrowing/derivatives that is available to sell or repledge	202,794	213,690	239,032
Total assets that can support future funding and collateral needs	543,542	562,647	559,469
Less:
– on-balance sheet assets pledged	(93,513)	(107,671)	(94,860)
– re-pledging of off-balance sheet collateral received in relation to reverse repo/stock borrowing/ derivatives	(151,378)	(154,486)	(179,442)
Assets available to support funding and collateral needs at 31 Dec	298,651	300,490	285,167

C.
Critical accounting estimates

The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items highlighted, as the ‘critical accounting estimates and judgements’ in section 1.2 under Note 1: Basis of preparation and significant accounting policies on page F-15, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of the financial statements. Management’s selection of the group’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
Item 6.   Directors, senior management and employees
A.   Directors and senior management
For the names and positions of the statutory directors of the company please see ‘Item 1. Directors and senior management’.
Directors’ biographical information is included below.
Stephen O’Connor (60)
Chairman.
Chairman of the Nomination, Remuneration & Governance Committee.
Appointed to the Board: May 2018. Chairman since August 2018.
Stephen is a non-executive Director and Vice Chairman of HBCE, Chairman of Quantile Group Limited and its subsidiary Quantile Technologies Limited, and a Director of the London Stock Exchange plc. He is also a non-executive Director of the FICC Markets Standards Board. He has more than 25 years’ investment banking experience in London and New York.
Former appointments include: Senior Independent Director, Chairman of the Risk Committee and member of both the Audit and Nomination Committees of the London Stock Exchange Group plc and Chairman of the International Swaps and Derivatives Association, prior to which he was Managing Director and a member of the Fixed Income Management Committee at Morgan Stanley.
Colin Bell (54)
Executive Director and Chief Executive Officer.
Chairman of the Executive Committee and Executive Director of the Board.
Appointed to the Board and as Chief Executive Officer: February 2021.
Colin Bell is Chief Executive Officer, HSBC Bank plc and HSBC Europe. He joined HSBC in July 2016 and most recently held the role of Group Chief Compliance Officer until February 2021. He is a member of the Supervisory Board, Remuneration, Nomination and Mediation Committees of HSBC Germany and is an Executive Director of HSBC Bank plc.
Before HSBC, Colin worked at UBS, where he was Head of Compliance and Operational Risk Control. He has more than 10 years of experience in managing risk and financial crime, following 16 years in the British Army.
During his time in the Army, he held a variety of command and staff appointments, including operational tours of Iraq and Northern Ireland, time in the Ministry of Defence, a NATO appointment and completion of the Advanced Command and Staff Course.
David Watts (56)
Executive Director and Chief Financial Officer.
Member of the Executive Committee and Executive Director of the Board.
Appointed to the Board and as Chief Finance Officer: December 2021.
David joined the HSBC Group in 1994 and was previously a Director and Chief Financial Officer of HSBC UK Bank plc.
Former HSBC Group roles include: Chief Financial Officer for HSBC Bank plc, Global Commercial Banking, the Middle East and North Africa, Group HSBC Technology and Operations, Global Banking, and HSBC Securities (USA) Inc; Head of Group Cost and Investment Reporting & Analysis; and Manager Treasury Services, France.
Norma Dove-Edwin (56)
Independent non-executive Director.
Member of the Transformation, Operational Resilience and Technology Committee.
Appointed to the Board: October 2021.
Norma serves as Chief Digital Transformation Officer at Thames Water. She is also a non-executive Director of Pod Point Group Holdings plc.
Former appointments include: Chief Information Officer of ESO at National Grid Plc, Group Chief Data and Information Officer at Places for People and held a number of positions at British American Tobacco Plc including as Head of Global Data Services.
Yukiko Omura (66)
Independent non-executive Director.
Member of the Audit Committee.

Appointed to the Board: May 2018.
Yukiko is a senior independent non-executive Director of The Private Infrastructure Development Group Limited (‘PIDG’). She also serves as a non-executive Director of Assured Guaranty Ltd, and a member of the Supervisory Board of Nishimoto HD Co. Ltd. She has more than 35 years’ international professional experience in both the public and private financial sector, performing senior roles for JP Morgan, Lehman Brothers, UBS and Dresdner Bank.
Former appointments include: Chair of GuarantCo Limited, a subsidiary of PIDG, Under-Secretary General and COO/Vice President of the International Fund for Agricultural Development and Executive Vice President and CEO of the Multilateral Investment Guarantee Agency of the World Bank Group.
Juliet Ellis (56)
Independent non-executive Director.
Chair of the Transformation, Operational Resilience and Technology Committee and member of the Risk Committee.
Appointed to the Board: February 2021.
Former appointments include: Dual role as European Head of Operations and Global Head of Shared Services and Banking Operations and other senior management positions at Morgan Stanley. Prior to 2007 she performed senior roles within Goldman Sachs International.
Dr Eric Strutz (57)
Independent non-executive Director.
Chairman of the Risk Committee and member of the Nomination, Remuneration & Governance Committee and Transformation, Operational Resilience and Technology Committee.
Appointed to the Board: October 2016.
Eric is a member of the Supervisory Board and Risk Committee and Chairman of the Audit Committee of HSBC Germany, a member of the Board and Chair of the Risk Committee of HBCE Board, a member of the Board of Directors and the Remuneration Committee and Chairman of the Audit Committee of Global Blue Group Holding AG, and a member of the Advisory Board and Chairman of the Audit & Risk Committee of Luxembourg Investment Company 261 Sarl.
Former appointments include: Vice Chairman and Lead Independent Director of Partners Group Holding AG, where he also Chaired the Risk and Audit Committee, Chief Financial Officer of Commerzbank Group, Partner and Director of the Boston Consulting Group, as well as non-executive Director of Mediobanca Banca di Credito Finanziario SpA.
John Trueman (79)
Deputy Chairman and non-executive Director.
Member of the Audit Committee, the Risk Committee and the Nomination, Remuneration & Governance Committee.
Appointed to the Board: September 2004. Deputy Chairman since December 2013.
Former appointments include: Chairman of the Board of HSBC Private Bank (UK) Limited and Chairman of the Board of HSBC Global Asset Management Limited and Deputy Chairman of S.G. Warburg & Co Ltd.
Andrew Wright (62)
Independent non-executive Director.
Chairman of the Audit Committee, member of the Risk Committee and the Nomination, Remuneration & Governance Committee.
Appointed to the Board: May 2018.
Andrew is a member of the Supervisory Board and chairs the Risk Committee of HSBC Germany. Former appointments include: Treasurer to the Prince of Wales and the Duchess of Cornwall, a role he held from May 2012 until June 2019, Global Chief Financial Officer for the Investment Bank at UBS AG, Chief Financial Officer, Europe and the Middle East at Lehman Brothers and Chief Financial Officer for the Private Client and Asset Management Division at Deutsche Bank.
Senior management
For the names and positions of each member of our Executive Committee please see ‘Item 1. Directors and senior management’.
There are no family relationships to be disclosed for the Directors and senior management.
The Directors and senior management have no further arrangements or understanding with major shareholders, customers, suppliers, or others, pursuant to which any person was selected as a director or member of senior management.
B. Compensation
The aggregate emoluments of the Directors by the company and its subsidiaries, computed in accordance with UK law (the Companies Act 2006 as amended by statutory instrument 2008 No.410) were:

	2021 £000	2020 £000	2019 £000
Fees paid to non-executive Directors	1,525	1,256	1,136
Salaries and other emoluments1,4	3,569	2,321	1,958
Annual incentives2	694	576	472
Long term incentives3	511	727	160
Year ended 31 Dec	6,299	4,880	3,726

1
Salaries and other emoluments include fixed pay allowances.

2
Discretionary annual incentives for executive Directors are based on a combination of individual and corporate performance, and are determined by the Remuneration Committee of the company’s parent company, HSBC Holdings plc. Incentive awards made to executive Directors are delivered in the form of cash and HSBC Holdings plc shares. The total amount shown is comprised of £346,959 (2020: £288,050) in cash and £346,959 (2020: £288,050) in restricted shares of HSBC Holdings plc issued under the HSBC Group’s share plan adopted in 2011 (‘HSBC Share Plan 2011’), which is the upfront portion of the annual incentive granted in respect of performance year 2021.

3
The amount shown comprised of £274,177 (2020: £428,822) in deferred cash, £237,259 (2020: £289,261) in deferred restricted shares, and £0 (2020: £8,826) in shares under the Group Performance Share Plan (‘GPSP’). These amounts relate to the portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2021. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The deferred share awards are subject to at least a six-month retention period upon vesting. Details of the Plans are contained within the Directors’ remuneration report of HSBC Holdings plc Form 20-F of 2021. The cost of any awards subject to service conditions under the HSBC Share Plan 2011 are recognised through an annual charge based on the fair value of the awards, apportioned over the period of service to which the award relates.

4
Includes a payment of £1,380,193 (2020: £93,097) made to a Director as compensation for loss of employment.

No Director exercised share options over HSBC Holdings plc ordinary shares during 2021.
Retirement benefits accruing in 2021 for one Director under a money purchase scheme in respect of Directors’ qualifying services (2020: one Director).
In addition, there were payments during 2021 under unfunded retirement benefit agreements to former Directors of £396,363 (2020: £785,548). The provision at 31 December 2021 in respect of unfunded pension obligations to former Directors amounted to £5,387,505 (2020: £10,245,741).
Of the aggregate figures included in the table above, the following amounts are attributable to the highest paid Director:
	2021 £000	2020 £000	2019 £000
Salaries and other emoluments	1,399	1,392	1,190
Annual incentives1	558	417	260
Long term incentives2	390	677	105
Year ended 31 Dec	2,347	2,486	1,555

1
Awards made to the highest paid Director are delivered in the form of cash and HSBC Holdings plc shares. The amount shown comprises £279,225 (2020: £208,736) in cash and £279,225 (2020: £208,736) in restricted shares.

2
The amount shown comprises £209,492 (2020: £402,567) in deferred cash, £180,147 (2020: £274,104) in deferred restricted shares. These amounts relate to a portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2021. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The share awards are subject to a six-month retention period upon vesting.

No pension contributions were made by the company in respect of services by the highest paid Director during the year (2020: £19,298).
Compensation of Key Management Personnel (‘KMP’) of the company can be found in ‘Item 7.B. Related party transactions’.

Employee share schemes
HSBC share awards
Award	Policy
Deferred share awards (including annual incentive awards, LTI awards delivered shares) and Group Performance Share Plan (‘GPSP’)
An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.
•
Deferred awards generally require employees to remain in employment over the vesting period and are generally not subject to performance conditions after the grant date. An exception to these are the long-term incentive (‘LTI’) awards, which are subject to performance conditions.

Deferred share awards generally vest over a period of three, five or seven years.
Vested shares may be subject to a retention requirement post-vesting.
Awards are subject to malus and clawback.

International Employee Share Purchase Plan (‘ShareMatch’)
The plan was first introduced in Hong Kong in 2013 and now includes employees based in 28 jurisdictions.
Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
Matching awards are added at a ratio of one free share for every three purchased.
Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
From 2014, eligible employees for the UK plan can save up to £500 per month with the option to use the savings to acquire shares.
These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
The exercise price is set at a 20% (2020: 20%) discount to the market value immediately preceding the date of invitation.

C.   Board practices
Directors’ term of office
All Non-Executive Directors are appointed for fixed terms not exceeding three years. All Directors retire from office at each annual general meeting. A Director who retires at an annual general meeting may, if they are willing to continue in office, be re-elected.
Non-executive Director	Appointment Date	Expiration of current term
Stephen O’Connor	May 17, 2018	2025 AGM
Norma Dove-Edwin	October 28, 2021	2025 AGM
Yukiko Omura	May 17, 2018	2025 AGM
Juliet Ellis	February 1, 2021	2024 AGM
Dr Eric Strutz	October 28, 2016	2023 AGM
John Trueman	September 29, 2004	2023 AGM
Andrew Wright	May 17, 2018	2025 AGM
Directors’ service Contracts
Non-executive Directors do not have service contracts, but are engaged through letters of appointment. There are no obligations in the non-executive Directors’ letters of appointment that could give rise to payments other than fees due or payments for loss of office.
The service contracts of executive Directors do not have a fixed term. Consistent with the best interests of the Group, the company will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.
	Contract date (rolling)	Notice period (Director and HSBC employee)
Colin Bell	22 February 2021	6 months
David Watts	15 December 2021	6 months
The Board of Directors
The Board, led by the Chair, is responsible among other matters for: (i) promoting the long-term success of the company and delivering sustainable value to shareholders and other stakeholders; (ii) entrepreneurial leadership of the company within a framework of prudent and effective controls which enables risks to be assessed and managed; (iii) setting the company’s strategy and risk appetite statement including monitoring the company’s risk profile; (iv) establishing and monitoring the effectiveness of procedures for maintenance of a sound system of control and risk management, and compliance with statutory and regulatory obligations; and (v) approving the capital and operating plans and material transactions on the recommendation of management.
The role of the non-executive Directors is to support the development of proposals on strategy, hold management to account and ensure the executive Directors are discharging their responsibilities properly by promoting a culture that encourages constructive challenge. Non-executive Directors also review the performance of management in meeting agreed goals and objectives. The Chair regularly meets with the non-executive Directors without executive Directors in attendance after Board meetings, and otherwise, as necessary.
Audit Committee
The Audit Committee is accountable to the Board and has non-executive responsibility for oversight of financial reporting related matters, internal controls over financial reporting and implementation of the group policies and procedures for capturing and responding to whistleblower concerns.
The Committee’s key responsibilities include: (i) monitoring and assessing the integrity of the financial statements, formal announcements and supplementary regulatory information in relation to the company’s financial performance; (ii) reviewing, as applicable, compliance with accounting standards, listing rules, and other requirements in relation to financial reporting; (iii) reviewing and monitoring the relationship with the external auditor; and (iv) overseeing the work of Internal Audit and monitoring and assessing the effectiveness, performance, resourcing, independence and standing of the function.
The committee has responsibility for the oversight of the company’s whistleblowing arrangements, and receives regular updates on matters relating to the whistleblowing arrangements that are in place. The current members are Andrew Wright (Chair), Yukiko Omura and John Trueman.
Nomination, Remuneration & Governance Committee
The Nomination, Remuneration & Governance Committee has responsibility for: (i) leading the process for Board appointments and for identifying and nominating, for the approval of the Board, candidates for appointment to the Board; (ii) the endorsement of the appointment of individuals to certain Board and management positions at the company’s subsidiaries; including proposed fees payable to non-executive Directors on subsidiary boards; (iii) reviewing the implementation and appropriateness of the Group’s Director remuneration policy and the remuneration of the company’s senior executives, including the identification of the individuals whose professional activities have an impact on the risk profile of the company population for the purposes of the Capital Requirements Directive; (iv) reviewing and developing the corporate governance framework on behalf of the Board and ensuring it is consistent with best corporate governance standards and practices while remaining appropriate to the size, complexity and strategy of the company; and (v) overseeing the implementation and compliance with the HSBC Group Subsidiary Accountability Framework.
The Nomination, Remuneration & Governance Committee comprises a majority of non-executive Directors. The current members are: Stephen O’Connor (Chair), Eric Strutz, Andrew Wright, and John Trueman (for Nomination and Governance matters only).
D.
Employees

The table below sets out the average number of persons employed by the group during the year in 2021, 2020 and 2019:
	2021	2020	2019
Markets & Securities Services (‘MSS’)	4,322	4,590	4,508
Global Banking (‘GB’)	2,458	2,857	2,366
GBM Other	140	158	595
Commercial Banking (‘CMB’)	3,023	3,396	3,241
Wealth and Personal Banking (‘WPB’)	6,709	6,807	6,956
Corporate Centre	171	58	89
Year ended 31 Dec1,2	16,823	17,866	17,754

1
A change in reportable segments was made in 2021. Comparatives have been re-presented accordingly for 2020 and 2019.

2
Average numbers of headcount in corporate centre are allocated in respective businesses on the basis of amounts charged to the respective global businesses.

The table below sets out the average number of persons employed by the group during the year by country:
	2021	2020	2019
UK	3,145	3,061	3,155
France	7,713	8,249	7,598
Germany	2,732	2,995	3,096
Others	3,233	3,561	3,905
Total	16,823	17,866	17,754

Relationship between management and labour unions
We consult with and, where appropriate, negotiate with employee representative bodies where we have them. We also aim to maintain well-developed communications and consultation programmes with all employee representative bodies and there have been no material disruptions to our operations from labour disputes during the past five years.
E.
Share ownership

The company is a wholly owned subsidiary of HSBC Holdings plc and, as such, none of the individuals listed at ‘Item 6.A. Directors and senior management’ own any shares in the company. In addition, there are no arrangements in place for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.
Item 7.   Major shareholders and related party transactions
A.
Major shareholders

To the extent known to the company, it is neither directly or indirectly owned or controlled by a corporation outside of the HSBC Group, any government, or any other person. In addition, there are no arrangements, known to the company, the operation of which may result in a change in its control in the future.
The table below sets out the details of the company’s major shareholders of each class of the company’s voting securities, as at April 30, 2022.
HSBC Bank plc £1.00 ordinary shares
Investor Name	Number of shares Held	% of shares Held	Change in past three years
HSBC Holdings plc	796,969,111	100	Sole shareholder changed from HSBC UK Holdings Limited to HSBC Holdings plc on 21 June 2021
Different voting rights for major shareholders
All shareholders of the company’s £1.00 ordinary shares have the same voting rights.
Shareholdings outside of the UK
100% of the £1.00 issued ordinary shares are held in the UK.
B.
Related party transactions

Key management personnel
The Key Management Personnel (‘KMP’) of the company are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the company. They include the Directors and certain senior executives of the company, Directors of HSBC Holdings plc and certain members of the HSBC Group Executive Committee, to the extent they have a role in directing the affairs of the company.
The emoluments of those KMP who are not Directors or senior executives of the company are paid by other Group companies who make no recharge to the company. Accordingly, no emoluments in respect of these KMP are included in the following disclosure.
The table below represent the compensation for KMP of the company in exchange for services rendered to the company for the period they served during the year.
Compensation of Key Management Personnel
Transaction	For the year ended 31 December
	2021 £000	20201 £000	20191 £000
Short-term employee benefits2,3	13,678	3,865	3,330
Post-employment benefits4	46	19	—
Other long-term employee benefits	1,378	429	48
Share-based payments	4,331	586	348
Total	19,433	4,899	3,726

1
In 2021 the scope of KMP was extended to include certain senior executives of the company that were not included in 2020 and 2019. The comparatives figures for 2020 and 2019 have not been updated to include certain executives of the company.

2
Includes fees paid to non-executive Directors.

3
Includes two payments totalling £2,091,617 relating to compensation for loss of employment.

4
There were no reported post-employment benefits for the Directors in 2019. In 2019 the KMPs were only the Executive Directors and did not extend to a larger group of key management personnel.

The table below represent the advances and credits, guarantees and deposit balances during the year with KMP of the company.

Advances and credits, guarantees and deposit balances during the year with KMP (note 1 below)
	2021		20203		2019
	Balance as at 31 Dec £m	Highest amounts outstanding during year2 £m	Balance as at 31 Dec £m	Highest amounts outstanding during year £m	Balance as at 31 Dec £m	Highest amounts outstanding during year £m
Advances and credits	0.03	0.08	0.03	1.5	0.2	0.4
Deposits	11	18	13	39	8	21

1
Includes close family members and entities which are controlled or jointly controlled by KMP of the company or their close family members.

2
Exchange rate applied for non-sterling amounts is the average for the year.

3
In 2021 the scope of KMP was extended to include certain senior executives of the company that were not included in 2020. The comparative figures for 2020 and 2019 have not been updated to include certain senior executives of the company.

The above transactions mentioned in the table were made in the ordinary course of business and on substantially the same terms, including with respect to interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features for the company.
In addition to the requirements of IAS 24, particulars of advances (loans and quasi-loans), credits and guarantees entered into by the group with Directors of the company are required to be disclosed pursuant to section 413 of the Companies Act 2006. Under the Companies Act, there is no requirement to disclose transactions with KMP of the company’s ultimate parent company, HSBC Holdings plc. During the course of 2021 and 2020, there were no advances, credits and guarantees entered into by the group with Directors of the company. As at 31 December 2019, there was £150,000 of advances, credits and guarantees entered into by the group with Directors of the company.
Other related parties
Transactions and balances during the year with KMP of the company’s ultimate parent company
During the course of 2019, 2020 and 2021, there were no transactions and balances between KMP of HSBC Holdings plc and the company, who were not considered KMP of the company, in respect of advances and credits, guarantees and deposits.
Transactions and balances during the year with associates and joint ventures
During the course of 2019, 2020 and 2021, there were no transactions and balances between the company and associates and joint ventures, in respect of loans, deposits, guarantees and commitments.

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2021				2020
	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/ from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	108	19	4,702	1,360	170	108	1,664	1,154
Derivatives	2,002	787	25,566	21,862	2,261	2,002	33,785	20,980
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7	6	29	27	7	7	29	28
Loans and advances to banks	—	—	4,890	3,173	—	—	6,222	4,048
Loans and advances to customers	—	—	490	329	—	—	505	435
Financial investments	172	154	—	—	172	172	—	—
Reverse repurchase agreements – non-trading	—	—	2,332	1,690	—	—	4,638	1,137
Prepayments, accrued income, and other assets	1,540	1,262	9,853	4,784	2,228	1,431	10,821	4,250
Total related party assets at 31 Dec	3,829	2,228	47,862	33,225	4,838	3,720	57,664	32,032
Liabilities
Trading liabilities	158	23	116	82	406	151	742	51
Financial liabilities designated at fair value	1,181	1,162	1,201	—	—	—	1,307	1,201
Deposits by banks	—	—	6,659	2,261	—	—	4,961	2,534
Customer accounts	2,364	1,875	3,428	3,149	4,200	2,080	2,565	2,234
Derivatives	3,443	2,074	26,152	22,133	4,649	3,443	30,283	20,878
Subordinated liabilities	9,485	9,251	10,421	—	—	—	10,756	10,421
Repurchase agreements – non-trading	—	—	6,162	1,841	—	—	8,738	1,028
Provisions, accruals, deferred income, and other liabilities	189	179	8,057	3,826	103	74	10,719	3,097
Total related party liabilities at 31 Dec	16,820	14,564	62,196	33,292	9,358	5,748	70,071	41,444
Guarantees and commitments	—	—	2,622	2,061	—	—	2,438	1,762

	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	2021 £m	2020 £m	2021 £m	2020 £m
Income statement
Interest income	4	5	32	55
Interest expense1	50	(55)	58	256
Fee income	8	13	61	55
Fee expense	—	—	357	389
Trading income	—	—	2	2
Trading expense	—	—	—	2
Other operating income	7	30	236	365
General and administrative expenses	143	126	2,110	2,077
	2019
	Due to/ from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	98	75	676	302
Derivatives	1,685	1,447	24,696	18,130
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	8	7	198	27
Loans and advances to banks	—	—	5,341	1,957
Loans and advances to customers	406	—	612	400
Financial investments	229	160	—	—
Reverse repurchase agreements – non-trading	—	—	6,303	4,638
Prepayments, accrued income, and other assets	1,810	23	10,914	5,402
Total related party assets at 31 Dec	4,236	1,712	48,740	30,856
Liabilities
Trading liabilities	348	326	1,591	293
Financial liabilities designated at fair value	1,241	—	1,310	1,191
Deposits by banks	—	—	7,373	2,928
Customer accounts	3,855	1,762	3,119	1,992
Derivatives	3,163	1,501	22,940	18,055
Subordinated liabilities	6,060	—	10,509	9,787
Repurchase agreements – non-trading	—	—	4,279	4,279
Provisions, accruals, deferred income, and other liabilities	1,766	73	9,968	4,342
Total related party liabilities at 31 Dec	16,433	3,662	61,089	42,867
Guarantees and commitments	—	—	7,774	1,802

	Due to/from HSBC Holdings plc	Due to/from subsidiaries of HSBC Holdings plc
	2019 £m	2019 £m
Income statement
Interest income	9	142
Interest expense1	84	329
Fee income	10	47
Fee expense	2	356
Trading income	—	8
Trading expense	—	15
Other operating income	69	322
General and administrative expenses	38	2,207

1
2020 negative balance relates to net impact of fixed-for-floating-interest-rate swaps which the group has entered into to manage the movements in market interest rates on certain fixed rate financial liabilities.

The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

The company’s transactions and balances during the year with HSBC Bank plc subsidiaries, HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2021
	Due to/from subsidiaries of HSBC Bank plc subsidiaries		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	603	264	108	19	4,695	1,360
Derivatives	15,309	9,025	2,002	787	22,953	19,755
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	—	—	—	—	—
Loans and advances to banks	3,172	2,259	—	—	3,561	2,100
Loans and advances to customers	6,446	3,850	—	—	416	242
Financial investments	3,337	3,337	—	—	—	—
Reverse repurchase agreements – non-trading	2,313	2,313	—	—	2,058	1,428
Prepayments, accrued income and other assets	5,921	1,685	1,537	1,261	9,327	4,557
Investments in subsidiary undertakings	6,479	6,479	—	—	—	—
Total related party assets at 31 Dec	43,580	29,212	3,647	2,067	43,010	29,442
Liabilities
Trading liabilities	112	49	158	21	116	82
Financial liabilities designated at fair value	—	—	1,181	1,162	1,201	—
Deposits by banks	1,808	1,229	—	—	3,245	965
Customer accounts	1,287	696	2,364	1,875	3,321	3,013
Derivatives	17,378	10,190	3,443	2,074	23,787	20,182
Subordinated liabilities	700	700	9,262	9,033	10,187	—
Repurchase agreements – non- trading	988	431	—	—	5,670	1,645
Provisions, accruals, deferred income and other liabilities	6,166	1,127	174	166	6,423	3,302
Total related party liabilities at 31 Dec	28,439	14,422	16,582	14,331	53,950	29,189
Guarantees and commitments	5,338	2,676	—	—	1,686	1,130

	2020
	Due to/from subsidiaries of HSBC Bank plc subsidiaries		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	907	234	169	108	1,664	1,154
Derivatives	19,139	15,309	2,261	2,002	31,986	19,829
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	—	—	—	—	—
Loans and advances to banks	5,263	2,123	—	—	4,794	3,083
Loans and advances to customers	8,198	6,446	—	—	395	322
Financial investments	2,214	2,214	—	—	—	—
Reverse repurchase agreements – non-trading	3,070	965	—	—	1,942	775
Prepayments, accrued income and other assets	4,769	2,986	2,228	1,430	10,063	4,136
Investments in subsidiary undertakings	6,458	6,458	—	—	—	—
Total related party assets at 31 Dec	50,018	36,735	4,658	3,540	50,844	29,299
Liabilities
Trading liabilities	10	1	406	151	742	51
Financial liabilities designated at fair value	318	—	—	—	1,307	1,201
Deposits by banks	1,956	1,096	—	—	3,089	1,471
Customer accounts	1,287	1,287	4,200	2,080	2,509	2,178
Derivatives	18,174	17,378	4,649	3,443	29,159	20,161
Subordinated liabilities	700	700	—	—	10,519	10,187
Repurchase agreements – non- trading	2,349	988	—	—	8,468	1,028
Provisions, accruals, deferred income and other liabilities	7,716	1,563	63	45	9,578	2,510
Total related party liabilities at 31 Dec	32,510	23,013	9,318	5,719	65,371	38,787
Guarantees and commitments	11,011	4,974	—	—	1,427	893

	2019
	Due to/from subsidiaries of HSBC Bank plc subsidiaries		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	1,363	907	98	75	676	302
Derivatives	30,022	13,839	1,685	1,447	23,229	17,134
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	197	—	—	—	—	—
Loans and advances to banks	6,290	4,029	—	—	4,871	1,404
Loans and advances to customers	7,771	6,969	406	—	586	353
Financial investments	185	—	—	—	—	—
Reverse repurchase agreements – non-trading	7,095	3,070	—	—	4,080	1,782
Prepayments, accrued income and other assets	5,217	2,405	1,807	21	9,828	5,301
Investments in subsidiary undertakings	8,930	6,025	—	—	—	—
Total related party assets at 31 Dec	67,070	37,244	3,996	1,543	43,270	26,276
Liabilities
Trading liabilities	3	—	348	326	1,591	293
Financial liabilities designated at fair value	318	318	1,241	—	1,310	1,191
Deposits by banks	3,905	1,428	—	—	5,003	1,416
Customer accounts	924	534	3,855	1,762	3,063	1,890
Derivatives	26,270	13,702	3,163	1,501	21,730	17,243
Subordinated liabilities	701	700	5,827	—	10,272	9,566
Repurchase agreements – non-trading	2,996	1,058	—	—	4,279	4,279
Provisions, accruals, deferred income and other liabilities	8,954	3,877	1,747	49	9,107	3,959
Total related party liabilities at 31 Dec	44,071	21,617	16,181	3,638	56,355	39,837
Guarantees and commitments	17,029	8,749	—	—	6,604	923
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
The HSBC Bank (UK) Pension Scheme (the ‘Scheme’) entered into swap transactions with the company to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2021, the gross notional value of the swaps was £5,490m (2020: £5,645m, 2019: £7,464m), the swaps had a positive fair value of £766m to the company (2020: positive fair value of £713m, 2019: positive fair value £895m) and the company had delivered collateral of £775m (2020: £711m, 2019: £904m) to the Scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid/ offer spreads.
C.
Interests of experts and counsel

Not applicable.
Item 8.   Financial information
A.
Consolidated statements and other financial information

Consolidated financial statements
Our audited consolidated financial statements for the fiscal years 31 December 2021, 2020 and 2019 are included in ‘Item 18’ of this registration statement.
Legal proceedings
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2021 (see Note 26). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ‘New York District Court’), and these appeals remain pending.
In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings plc (‘HSBC Holdings’) entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant has completed its latest review pursuant to the FRB cease-and-desist order, which remains in place.
In December 2021, the FCA concluded its investigation into HSBC’s compliance with UK money laundering regulations and financial crime systems and control requirements. The FCA imposed a fine of £63.9m on HSBC Bank plc, which has been paid.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions against HSBC Bank plc remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC Bank plc’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and it subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants’ motion to dismiss in its entirety and, in February 2022, the US Court of Appeals for the Second Circuit dismissed the plaintiffs’ appeal.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, has been paid.
In January 2018, following the conclusion of the US Department of Justice’s (‘DoJ’) investigation into HSBC’s historical foreign exchange activities, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. In January 2021, the FX DPA expired and, in August 2021, the charges deferred by the FX DPA were dismissed.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc’s application to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US.The high court claim has since been transferred to the Competition Appeals Tribunal and these matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel.
In February 2019, various HSBC companies were named as defendants in a claim issued in the High Court of England and Wales that alleged foreign exchange-related misconduct. In November 2021, the court dismissed all claims against HSBC and this matter is now concluded.
It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court and remain pending, following the conclusion of pre-class certification discovery.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants’ motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
•
an investigation by the PRA in connection with depositor protection arrangements in the UK;

•
an investigation by the FCA in connection with collections and recoveries operations in the UK;

•
an investigation by the UK Competition and Markets Authority concerning the financial services sector; and

•
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Dividend Distribution Policy
The company’s called up share capital is composed of £1.00 ordinary shares and $0.01 non-cumulative third dollar preference shares.
There is no fixed dividend payable on the £1.00 ordinary shares, dividends on ordinary shares are fully discretionary.
Third dollar preference shares dividend distribution policy
Subject to the terms and conditions of the third dollar preference shares, as set out in the Articles (as defined below) and as may be determined by the Directors, a dividend at a rate of 7.5% on the liquidation value of the preference shares is payable annually.

B.
Significant changes

There has been no significant change in the financial position or financial performance of the company or the group since 31 December 2021.
Item 9.   The offer and listing
A.
Offer and listing Details

The Company does not have any shares listed on any stock exchange and is not seeking any listing of any shares in connection with the filing of this registration statement.
B.
Plan of distribution

Not applicable.
C.
Markets

The Company does not have any shares listed on any stock exchange.
D.
Selling shareholders

Not applicable.
E.
Dilution

Not applicable.
F.
Expenses of the issue

Not applicable.
Item 10.   Additional information
A.
Share capital

As of the date of this Registration Statement, our share capital consists of 796,969,111 ordinary shares with a nominal value of £1.00 each and 35,000,000 non-cumulative third dollar preference shares of $0.01 each. All of our outstanding ordinary shares are fully paid.
The Articles authorise the issuance of share capital up to an amount to be determined by way of shareholder resolution, which, as of the date of this Registration Statement, is up to 353,030,000 shares. This authorisation is due to expire on 22 April 2025.
HSBC Bank plc £1.00 ordinary shares
	2021		2020
	Number	£m	Number	£m
At 1 Jan	796,969,111	797	796,969,111	797
At 31 Dec	796,969,111	797	796,969,111	797
HSBC Bank plc $0.01 non-cumulative third dollar preference shares
	2021		2020
	Number	£000	Number	£000
At 1 Jan and 31 Dec	35,000,000	172	35,000,000	172
The company has no obligation to redeem the preference shares but may redeem them in part or in whole at any time, subject to prior notification to the Prudential Regulation Authority (‘PRA’). Dividends on the preference shares in issue are paid annually at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if (i) payment of the dividend would cause a breach of the capital adequacy requirements of the company (or its subsidiary undertakings) under applicable laws or regulations or (ii) the distributable profits of the company are insufficient to enable the payment in full or in part (as applicable) of the dividends on the preference shares in issue.
If either the solo or consolidated Common Equity Tier 1 Capital Ratio of the company as of any date falls below 7.00% (a so-called ‘right conversion event’), the rights attaching to the preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as ordinary shares. Holders of the preference shares in issue will be able to attend any general meetings of shareholders of the company and to vote on any resolution proposed to vary or abrogate any of the rights attaching to the preference shares or any resolution proposed to reduce the paid up capital of the preference shares. If the dividend payable on the preference shares in issue has not been paid in full for the most recent dividend period, if a rights conversion event has occurred or if any resolution is proposed for the winding-up of the company or the sale of its entire business then, in such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings. In the case of unpaid dividends the holders of preference shares in issue will be entitled to attend and vote at any general meetings until such time as dividends on the preference shares for the most recent dividend period have been paid in full, or a sum set aside for such payment in full, in respect of one dividend period. All shares in issue are fully paid.

B.
Articles of Association

Register, entry number and objects
HSBC Bank plc is a public limited company incorporated in the UK and registered at Companies House with company number 00014259.
The company’s articles of association do not contain an objects clause.
Summary of the company’s articles of association (the ‘Articles’)
The following information is a summary of the material terms of the Articles as in effect as of the date hereof. Readers are encouraged to read the full Articles, which are filed as an exhibit to this registration statement on Form 20-F.
Directors’ Powers
Permitted interests of Directors
Subject to the provisions of the Companies Act 2006 (the ‘Act’), the Articles, and to any directions given by special resolution of the company, as long as a director has disclosed the nature and extent of his interest to the Board, a Director can: (i) be a party to, or otherwise have an interest in, any transaction or arrangement with the company or in which the company has a direct or indirect interest; (ii) act by himself or through his or her firm in a paid professional role for the company (other than as auditor); and (iii) be a Director, officer or employee of, or a party to a transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the company is otherwise interested or as regards which the company has any powers of appointment.
The Board may authorise Directors’ actual and potential conflicts of interests, provided that any Director concerned does not vote or count towards the quorum at the meeting where the matter is considered.
Borrowing powers
Subject to the relevant legislation and the Articles, the Board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present or future) and uncalled capital of the company and, subject to the provisions of the Act, to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.
Retirement
At each annual general meeting of the company the Directors who have not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) shall retire from office. A Director who retires at an annual general meeting may, if willing to act, be re-elected. If he/she is not re-elected or deemed to have been re-appointed or if the meeting is adjourned, he/she shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.
Share qualification
Directors do not need to be shareholders in the company.
Shares
Subject to the provisions of the Act and relevant authority given by the company at general meetings, the Board has general and unconditional authority to allot, grant options over, or otherwise dispose of, unissued shares of the company, or rights to subscribe for or convert any security into shares, to such persons, at such times and on such terms as the Board may decide. No shares may be issued at a discount.
Third dollar preference shares
The third dollar preference shares shall rank pari passu inter se and with all other shares expressed to rank pari passu therewith. They shall be subject to the rights and limitations set out in the Articles and any further rights that may be attached by the Directors prior to allotment.
Dividend and other distributions
Subject to the provisions of ‘Rights Conversion Event’ below, regulatory restrictions and other restrictions applicable to the company’s ability to pay dividends on the third dollar preference shares, each third dollar preference share shall confer the right to a non-cumulative dividend payable in US dollars at either a fixed or variable rate on such dates and on such other terms and conditions as may be determined by the directors prior to allotment thereof (the ‘third dollar preference dividend’). Nevertheless, the company shall be entitled at its full discretion to cancel (in whole or in part) any dividend otherwise payable in respect of the third dollar preference shares on any date.
If the company does not make any such dividend payment on the relevant date for payment, such non-payment shall evidence the non-payment and cancellation of such dividend payment (or relevant part thereof) and accordingly such dividend shall not in any such case be payable or required to be paid.
Any dividend payment which is cancelled shall not be payable or be required to be paid and shall not accumulate or be payable at any time after its cancellation, and each holder of third dollar preference shares shall have no rights in respect thereof and any such cancellation or non-payment (in whole or in part) shall not constitute a default or event of default on the part of the company for any purpose.
Moreover, each third dollar preference share shall confer the right (subject to the rights attached to any other class of share in the capital of the company for the time being) upon return of capital on a winding up or otherwise (but not, unless otherwise provided by the terms of issue of such share, upon a redemption or purchase by the company of any of its share capital) to receive a sum calculated pursuant to the provisions of the Articles in US dollars out of the assets of the company available for distribution to its members pari passu with the holders of any other shares of the company ranking pari passu with such share as regards repayment of capital and in priority to the holders of the ordinary shares of the company.
No third dollar preference share shall:
i)
confer any right to participate in the profits or assets of the company other than that set out above;

ii)
subject to the Act, confer any right to participate in any offer or invitation by way of rights or otherwise to subscribe for additional shares in the company;

iii)
confer any right of conversion; or

iv)
confer any right to participate in any issue of bonus shares.

Redemption and Purchase
The third dollar preference shares shall, subject to the provisions of the Act and restrictions set out in the Articles, be redeemable at the option of the company by giving not less than 30 days’ nor more than 60 days’ prior notice in writing of the relevant redemption date (a ‘Notice of Redemption’).
Any Notice of Redemption shall specify the applicable redemption date, the particular third dollar preference shares to be redeemed and the redemption price and shall state the place or places at which documents of title in respect of such third dollar preference shares are to be presented and surrendered for redemption and payment of the redemption moneys is to be effected.
Subject to the provisions of the Act and the Articles, the company may at any time after the date that falls five years and one day from the date of allotment of the relevant third dollar preference shares, purchase any third dollar preference shares (a) in the market, (b) by tender (available alike to all holders of the same class of third dollar preference shares) or (c) by private treaty, in each case upon such terms as the Directors shall determine.
Unless the third dollar preference shares have (or will have on the relevant redemption date or date of purchase) ceased fully to qualify as part of the company’s regulatory capital, the company shall only exercise any right to redeem or purchase the third dollar preference shares if the company has first obtained any relevant supervisory consent (as defined in the Articles).
At any time that either the solo CET 1 capital ratio or the consolidated CET 1 capital ratio of the company is below 7.00% (a “Rights Conversion Event”), the third dollar preference shares shall cease to be redeemable at the option of the company and the company shall not give a Notice of Redemption or purchase or agree to purchase any third dollar preference share if a rights conversion event notice has been given. If a rights conversion event notice is given after (a) a Notice of Redemption has been given before the redemption date or (b) the company has agreed to purchase any third dollar preference share but before the agreed date for the purchase, such Notice of Redemption or agreement to purchase, as the case may be, shall automatically be revoked and be null and void and no third dollar preference share shall be redeemed or purchased by the company.
Rights Conversion Event
If a Rights Conversion Event occurs, the rights attaching to the third dollar preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as the ordinary shares. Accordingly, the third dollar preference shares shall rank in all respects pari passu with, and not in priority to, the ordinary shares issued in the capital of the company, including as regards dividends and a return of capital (on a winding up or otherwise) and as such, the third dollar preference shares shall cease to confer the rights as to dividend and capital referred to above. As each third dollar preference share will have the same rights attaching to it as the ordinary shares following the Rights Conversion Event, the third dollar preference shares shall be re-designated as ordinary shares of $0.01 each and shall be treated as being of the same class as the ordinary shares in issue.
Following the occurrence of the Rights Conversion Event, the right to receive the third dollar preference dividend, which would otherwise be conferred upon the holders of the third dollar preference shares, on or after the date on which the Rights Conversion Event occurs shall, cease to be conferred on and from the date of the Rights Conversion Event and any such third dollar preference dividend otherwise scheduled to be paid on or following the date of the Rights Conversion Event shall be automatically cancelled.
Following the occurrence of the Rights Conversion Event, the holders of third dollar preference shares shall be entitled to receive notice of and attend any general meeting of the company and to vote on all matters put before the shareholders of the company in general meeting in accordance with the Articles and the terms of the third dollar preference shares, and the third dollar preference shares shall cease to be redeemable at the option of the company.
Ordinary shares
Voting rights
At any general meeting a resolution put to vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is duly demanded.
Subject to any rights or restrictions as to voting attached to any shares, on a show of hands, every member present in person or (subject to certain conditions) by proxy shall have one vote, and, on a poll, every member present in person or by proxy has one vote for every share of which he or she is the holder.
The Chairman of the meeting has the casting vote in the event of a tie in either a show of hands or poll vote, in addition to any other vote he/she may have.

Dividend and other distributions
The company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the company. No dividend shall exceed the amount recommended by the Board.
Subject to the provisions of the Act, the Board may pay interim dividends if it appears to the Board that it is justified by the profits of the company available for distribution. Dividends declared but not yet paid do not bear interest.
Except as otherwise provided by the terms of issue of or rights attached to any shares: all final dividends shall be declared by the company and paid; (ii) and all interim dividends shall be determined by the Board and scheduled to be paid, according to the amounts paid up on the shares on which the dividend is paid. All final dividends and/or interim dividends shall be apportioned and paid proportionately to the percentage of the nominal amount (which shall in the case of ordinary shares be treated as the same amount as is treated as paid up on all fully paid ordinary shares) paid up on the shares during any portion or portions of the period in respect of which the final dividend and/or interim dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.
All dividends unclaimed for 12 months after having become payable may be invested or otherwise made use of by the Board for the benefit of the company until claimed and the company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of 12 years after having become due for payment shall (if the Board so resolves) be forfeited and shall cease to remain owing by the company.
The Board may, with the prior authority of an ordinary resolution of the company, direct that payment of a dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid-up shares or debentures of another company. Where a difficulty arises in connection with the distribution, the Board may settle it as it thinks fit and in particular, without limitation, may:
i)
issue fractional certificates (or ignore fractions);

ii)
fix the value for distribution of the specific assets (or any part of them);

iii)
decide that a cash payment be made to a member on the basis of the value so fixed, in order to secure equality of distribution; and

iv)
vest assets in trustees on trust for the persons entitles to the dividend as seems expedient to the Board.

Lien
The company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share.
Calls
The Board may from time to time make calls on the holders of the shares for any amounts unpaid on the shares. These calls must be made with 14 clear days’ notice specifying the time, place and manner of payment, which may include payment in instalments. The person on whom a call is made remains liable for the call despite any subsequent transfer of the Shares on which the call was made. The joint holders of a share are jointly and severally liable for the payment of all calls.
Forfeiture
If any holder of shares does not pay any part of any call on or before the payment date, the Board may send the holder of shares a notice of the amount unpaid (including interest and other costs and expenses incurred by the company) and if the holder of shares does not pay the amount owed within 14 clear days from the date of the notice, the Board may forfeit the relevant share, at any time before full payment is made. The forfeited share and any dividends declared or other moneys payable in respect of the forfeited Share will then become the property of the company.
Ownership of shares by non-UK persons
There are no provisions in the Articles that restrict non-UK residents or overseas shareholders from holding shares or from exercising voting rights attaching to shares.
Pre-emption rights and section 551 and disapplication of section 561 of the Act
The Board has general and unconditional authority, pursuant to section 551 of the Act, to exercise all powers of the company to allot shares in the company or grant rights to subscribe for or to convert any security into shares in the company up to an aggregate nominal amount equal to the section 551 amount (as defined in the Articles).
The Board has a general power, pursuant to section 570 of the Act, to allot equity securities for cash pursuant to this authority conferred above, and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(2) of the Act, in each case free of restriction in section 561(1) for the first period and each subsequent section 561 period (as defined in the Articles).
Liquidation rights
On a winding up of the company the liquidator may, on obtaining any sanction required by law, divide among the members in kind the whole or any part of the assets of the company, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of members how the division is to be carried out between members or classes of members. The liquidator may not, however, distribute to a member without his consent an asset to which there is attached a liability or potential liability for the owner.

Rights to share in the company’s profits
Subject to the Act, the provisions of the Articles, and if authorised by ordinary resolution of the members, the Board can pass a resolution to capitalise any undistributed profits (unless required for paying a preferential dividend) or other sum in any reserve or fund.
Changes in capital and allotment of securities
Subject to the Act and to the rights attached to existing shares, the company may by special resolution reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way. Unless otherwise provided by its terms of issue, the rights attached to any preference share shall not be deemed to be varied or abrogated by a reduction of any share capital ranking as regards participation in the profits and assets of the company pari passu with or after that preference share.
Variation of rights
The consent in writing of the holders of not less than three-quarters of the issued shares of the class, or the sanction of a special resolution passed at a separate general meeting by shareholders of that class are required to vary or abrogate the rights of the class, unless otherwise provided by the terms of issue of the shares of that class, duly convened and held. Two persons holding or representing by proxy at least one-third of the shares of the relevant class must be present for the separate annual general meeting to be valid. The rights attached to a class of shares are not, unless the shares provide so expressly, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the company of its own shares in accordance with the Act.
General meetings of the company’s shareholders
The company holds an annual general meeting of its shareholders each year in accordance with the requirements of the Act. All other general meetings of the members are called general meetings. The Board can call a general meeting whenever it thinks fit. All annual general meetings can only be held if members have been given at least 21 clear days’ notice in writing or such longer period as may be required by law from time to time. Members must be given at least 14 clear days’ notice in writing of all other general meetings. The members can require the Board to call a general meeting in accordance with the Act.
Notice of a general meeting must be sent to all of the company’s members (subject to certain exceptions), the Board, the auditors, and to any other person who may be entitled to receive it. The notice calling a general meeting must specify the place, day, time and general nature of the business of the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting. A member may attend and/or vote at general meetings or class meetings in person or by proxy. The accidental omission to give notice of a meeting shall not invalidate the proceedings of that meeting.
Even if a Director is not a member, he or she is entitled to attend and speak at any general meeting or class meeting. Subject to the requirements of the Act, the quorum for a general meeting is two qualifying persons present and entitled to vote. If a quorum is not present within 30 minutes of the time set for the general meeting (or such longer time as the Chairman decides to wait), the meeting, if convened by or on the requisition of members, is dissolved. In any other case it stands adjourned to the same day in the next week, at the same time and place as the Chairman of the meeting may determine.
The Chairman has the power, with the consent of a meeting, to adjourn a meeting at which a quorum is present. The quorum of an adjourned meeting is one qualifying person present and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.
Change of control
There are no provisions in the Articles which would have an effect of delaying, deferring or preventing a change in the control of the company.
Limitations on the rights to own securities
Subject to the Act and to the rights attaching to existing shares, the company may purchase, or agree to purchase in the future, any shares of any class (including redeemable shares) in its own capital in any way. Unless otherwise provided by its terms of issue, the rights attached to any preference share shall not be deemed to be varied or abrogated by the purchase or redemption by the company of any of its shares ranking as regards participation in the profits and assets of the company pari passu with or after that preference share.
C.
Material contracts

The company and its subsidiaries are not currently, and have not been in the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.
D.
Exchange controls

There are currently no UK laws, decrees or regulations that restrict HSBC Bank plc’s import or export of capital, including the availability of cash and cash equivalents for use by the group. Other than certain economic sanctions that may be in force from time to time, there are also no restrictions under the laws of the UK or the terms of the company’s Articles of Association that affect the remittance of dividends, interest or other payments to non-UK resident holders of its securities.
E.
Taxation

HSBC Bank plc does not have any listed shares or American Depositary Shares (‘ADSs’). The company’s holding company, HSBC Holdings plc, has listed shares and ADSs, and includes in its Form 20-F a discussion intended as a general guide to current UK and US federal income tax considerations relevant to US holders of HSBC Holdings plc ordinary shares or ADSs.

F.
Dividends and paying agents

HSBC Bank plc is a wholly owned subsidiary of the HSBC Holdings plc; therefore, dividends are an intra-group arrangement. The company’s shares are not publicly traded, therefore there are no paying agents.
G.
Statement by experts

The financial statements as of 31 December 2021 and 2020 and for each of the three years in the period ended 31 December 2021 included in this Form 20-F have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
H.
Documents on display

The company’s annual report and accounts, and other information on HSBC, may be viewed on HSBC’s website: www.hsbc.com.
I.
Subsidiary information

Not applicable.
Item 11.   Quantitative and qualitative disclosures about market risk
Please refer Note 36 of the financials statements on page F-79.
Item 12.   Description of Securities Other Than Equity Securities
A.
Debt Securities

Not applicable.
B.
Warrants and Rights

Not applicable.
C.
Other Securities

Not applicable.
D.
American Depositary Shares

Not applicable.

PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.   Controls and Procedures
A.   Disclosure Controls and Procedures
Not applicable.
B.   Management’s Annual Report on Internal Control Over Financial Reporting
Not applicable.
C.   Attestation Report of the Registered Public Accounting Firm
Not applicable.
D.   Changes in Internal Control Over Financial Reporting
Not applicable.
Item 16.   Reserved
Item 16A. Audit Committee Financial Expert
Not applicable.
Item 16B. Code of Ethics
Not applicable.
Item 16C. Principal Accountant Fees and Services
Not applicable.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchase of Equity Securities by Issuer & Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Not applicable.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.   Financial Statements
We have elected to furnish financial statements and related information specified in ‘Item 18’.
Item 18.   Financial Statements
See pages F-12 through to F-110 of this registration statement.
Item 19.   Exhibits
Documents filed as exhibits to this registration statement on Form 20-F:
Exhibit Number	Description
1	Articles of association of HSBC Bank plc, as adopted by special resolution passed on 28 October 2021
8.1	Subsidiaries of HSBC Bank plc (Set forth in Note 38 to the consolidated financial statements included in this registration statement on Form 20-F)
15.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.
HSBC Bank plc
By:	/s/ David Watts
Name: David Watts
Title: Director
Date: 08 July 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements for the fiscal years ended 31 December 2021, 2020 and 2019

Financial statements

Notes on the financial statements

37 Events after the balance sheet date	F-109
38 HSBC Bank plc’s subsidiaries, joint ventures and associates	F-110
This document comprises the financial statements of HSBC Bank plc (‘the company’) and its subsidiaries (together ‘the group’). ‘We’, ‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries. References to ‘HSBC’, ‘HSBC Group’ or ‘Group’ within the financial statements mean HSBC Holdings plc together with its subsidiaries.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of HSBC Bank plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HSBC Bank plc and its subsidiaries (the ‘Company’) as of 31 December 2021 and 31 December 2020, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the ‘consolidated financial statements’).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 31 December 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with i) UK-adopted International Accounting Standards, ii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and iii) International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Measurement of expected credit losses – wholesale
As described in Note 1.2(i) and 36 to the consolidated financial statements, expected credit losses are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at Fair Value through Other Comprehensive Income (FVOCI), and certain loan commitments and financial guarantee contracts. The assessment of credit risk and the estimation of expected credit losses are probability-weighted and incorporate all available information about past events, current conditions and forecasts of future events and economic conditions at the reporting date. Management calculates expected credit losses using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). Management applies judgement to multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. As described by management, the level of estimation uncertainty and judgement has remained high during 2021 as a result of the ongoing economic effects of the Covid-19 pandemic and other sources of economic instability, including significant judgements relating to the selection and weighting of economic scenarios, estimating the economic effects of those scenarios on expected credit losses and identification of customers experiencing significant increases in credit risk and credit impairment. Modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2021, and management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements. The Company’s expected credit losses allowance total was £1,240 million as of 31 December 2021.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses is a critical audit matter are that calculating the estimate of wholesale expected credit losses involved significant judgement by management in developing the assumptions supporting the selection and weighting of economic scenarios, the adjustments made to wholesale modelled expected credit losses in the UK, and identification of customers experiencing significant increases in credit risk and credit impairment. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating the models, inputs, significant assumptions and audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to measurement of expected credit losses. These procedures also included, among others, testing management’s process for estimating expected credit losses through (i) evaluating the appropriateness of the model methodologies applied by management, (ii) evaluating the reasonableness of certain economic scenario variables and weightings, (iii) evaluating management’s determination of the need for and measurement of management judgemental adjustments, (iv) assessing the appropriateness and application of the criteria used to assess significant increases in credit risk, (v) evaluating calculations made in estimating expected cash flows for certain credit-impaired wholesale exposures (vi) testing the completeness and accuracy of certain input data used to determine expected credit losses and (vii) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of expected credit losses.
Professionals with specialised skills and knowledge assisted in the testing of the appropriateness of model methodologies and assessing the reasonableness of the selection and weighting of economic scenarios and management judgmental adjustments.
Valuation of certain Level 3 financial instruments – asset backed securities
As described in Notes 1.2(c) and 11 to the consolidated financial statements, the Company carries certain financial instruments at fair value. The valuation of financial instruments classified as Level 3 required the use of valuation techniques that feature one or more significant market inputs that are unobservable. As at 31 December 2021, the Company holds £592 million of Level 3 asset backed securities (“ABS”) recorded within the ‘Financial Investments’ and ‘Held for trading’ financial statement line items for which the determination of fair value requires significant management judgement and estimation due to the use of valuations models which are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required. The valuation techniques for certain ABS included significant assumptions related to prepayment speeds, default rates and loss severity.
The principal considerations for our determination that performing procedures relating to the valuation of level 3 asset backed securities is a critical audit matter are the significant judgement and estimation used by management to determine the fair value of the ABSs which included significant assumptions related to prepayment speed, default rates and loss severity; this in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating audit evidence obtained related to the valuation, including the involvement of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the valuation of level 3 asset backed securities, including controls over management’s valuation models, significant assumptions and data. These procedures also included, among others, (i) the involvement of professionals with specialised skill and knowledge to assist in developing an independent estimate of fair value for a sample of ABS positions and (ii) comparing the independent estimate to management’s estimate to evaluate the reasonableness of management’s estimate.
Recognition of deferred tax assets
As described in Notes 1.2(l) and 7 to the consolidated financial statements, deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts attributed to such assets and liabilities for tax purposes. In evaluating the recognition of deferred tax assets, management made judgements in assessing the probability and sufficiency of future taxable profits and considered the availability of evidence to support the recognition of deferred tax assets. Management’s assessment took into account long term forecasting, drivers of recent history of tax losses, the future reversal of existing taxable temporary differences and tax planning strategies including corporate reorganisations. As at 31 December 2021, the Company recorded £599 million of deferred tax assets.
The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are the significant judgements by management to assess the probability and sufficiency of future taxable profits, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating the audit evidence available to support the timely and accurate recognition of deferred tax assets.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recognition of deferred tax assets. These procedures also included, among others, evaluating the reasonableness of the recognition of deferred tax assets by (i) evaluating the viability of management’s strategy to utilise deferred tax assets, (ii) testing key data inputs into the deferred tax recognition model (iii) considering the historic taxable profits and losses and the evidence provided to support the judgement that the criteria for recognition had been reached, and (iv) evaluating management’s assessment of the likelihood of future taxable profits..
/s/ PricewaterhouseCoopers LLP
London, United Kingdom
27 May 2022
We have served as the Company’s auditor since 2015.

Consolidated income statement
for the year ended 31 December
	Notes*	2021 £m	2020 £m	2019 £m
Net interest income		1,754	1,898	1,483
– interest income1,2		3,149	4,086	5,504
– interest expense3		(1,395)	(2,188)	(4,021)
Net fee income	2	1,413	1,400	1,344
– fee income		2,706	2,674	2,590
– fee expense		(1,293)	(1,274)	(1,246)
Net income from financial instruments held for trading or managed on a fair value basis	3	1,733	1,758	2,055
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	1,214	254	1,288
Changes in fair value of long-term debt and related derivatives	3	(8)	17	(8)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	493	285	547
Gains less losses from financial investments		60	95	38
Net insurance premium income	4	1,906	1,559	2,147
Other operating income4		594	417	516
Total operating income		9,159	7,683	9,410
Net insurance claims, benefits paid and movement in liabilities to policyholders	4	(3,039)	(1,783)	(3,366)
Net operating income before change in expected credit losses and other credit impairment charges5		6,120	5,900	6,044
Change in expected credit losses and other credit impairment charges		174	(808)	(124)
Net operating income		6,294	5,092	5,920
Total operating expenses		(5,462)	(6,705)	(6,782)
– employee compensation and benefits	5	(2,023)	(2,340)	(2,225)
– general and administrative expenses		(3,265)	(3,092)	(3,034)
– depreciation and impairment of property, plant and equipment and right of use assets		(110)	(372)	(210)
– amortisation and impairment of intangible assets	21	(64)	(901)	(161)
– goodwill impairment	21	—	—	(1,152)
Operating profit/(loss)		832	(1,613)	(862)
Share of profit/(loss) in associates and joint ventures	18	191	(1)	(10)
Profit/(loss) before tax		1,023	(1,614)	(872)
Tax credit /(expense)	7	23	136	(119)
Profit/(loss) for the period		1,046	(1,478)	(991)
Profit/(loss) attributable to the parent company		1,041	(1,488)	(1,013)
Profit attributable to non-controlling interests		5	10	22

*
For Notes on the financial statements, see page F-12.

1
Interest income includes £1,986m (2020: £2,773m; 2019: £4,027m) of interest recognised on financial assets measured at amortised cost; £659m (2020: £656m; 2019: £934m) of negative interest recognised on financial liabilities and £504m (2020: £657m) of interest recognised on financial assets measured at fair value through other comprehensive income. Include within this is £61m (2020: £57m; 2019: £41m) interest recognised on impaired financial assets.

2
Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.

3
Interest expense includes £616m (2020: £1,299m; 2019: £2,917m) of interest on financial liabilities, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.

4
2021 balances include £65m gain recognised from sale of HSBC Trinkaus & Burkhardt GmbH’s (previously HSBC Trinkaus & Burkhardt AG) one property which was classified as held for sale.

5
Net operating income before change in expected credit losses and other credit impairment charges is also referred to as ‘revenue’.

Consolidated statement of comprehensive income
for the year ended 31 December
	2021 £m	2020 £m	2019 £m
Profit/(loss) for the year	1,046	(1,478)	(991)
Other comprehensive (expense)/income
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(237)	213	121
– fair value (losses)/gains	(247)	366	238
– fair value gains transferred to the income statement on disposal	(63)	(90)	(39)
– expected credit (recoveries)/losses recognised in the income statement	(5)	8	(27)
– income taxes	78	(71)	(51)
Cash flow hedges	(165)	118	65
– fair value (losses)/gains	(40)	86	214
– fair value (gains)/losses reclassified to the income statement	(202)	72	(127)
– income taxes	77	(40)	(22)
Exchange differences	(603)	467	(707)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	44	(8)	12
– before income taxes	61	(18)	(14)
– income taxes	(17)	10	26
Equity instruments designated at fair value through other comprehensive income	2	2	2
– fair value gains	2	2	2
– income taxes	—	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	2	67	(251)
– fair value gains	3	93	(386)
– income taxes	(1)	(26)	135
Other comprehensive (expense)/income for the year, net of tax	(957)	859	(758)
Total comprehensive income/(expense) for the year	89	(619)	(1,749)
Attributable to:
– shareholders of the parent company	93	(653)	(1,745)
– non-controlling interests	(4)	34	(4)
Total comprehensive income/(expense) for the year	89	(619)	(1,749)

Consolidated balance sheet
at 31 December
	Notes*	2021 £m	2020 £m
Assets
Cash and balances at central banks		108,482	85,092
Items in the course of collection from other banks		346	243
Trading assets	10	83,706	86,976
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13	18,649	16,220
Derivatives	14	141,221	201,210
Loans and advances to banks		10,784	12,646
Loans and advances to customers		91,177	101,491
Reverse repurchase agreements – non-trading		54,448	67,577
Financial investments	16	41,300	51,826
Prepayments, accrued income and other assets	22	43,127	55,565
Current tax assets		1,135	444
Interests in associates and joint ventures	18	743	497
Goodwill and intangible assets	21	894	766
Deferred tax assets	7	599	597
Total assets		596,611	681,150
Liabilities and equity
Liabilities
Deposits by banks		32,188	34,305
Customer accounts		205,241	195,184
Repurchase agreements – non-trading		27,259	34,903
Items in the course of transmission to other banks		489	290
Trading liabilities	23	46,433	44,229
Financial liabilities designated at fair value	24	33,608	40,792
Derivatives	14	139,368	199,232
Debt securities in issue		9,428	17,371
Accruals, deferred income and other liabilities	25	43,456	53,395
Current tax liabilities		97	139
Liabilities under insurance contracts	4	22,264	22,816
Provisions	26	562	861
Deferred tax liabilities	7	15	20
Subordinated liabilities	27	12,488	13,764
Total liabilities		572,896	657,301
Equity
Total shareholders’ equity		23,584	23,666
– called up share capital	30	797	797
– other equity instruments	30	3,722	3,722
– other reserves		(5,670)	(4,682)
– retained earnings		24,735	23,829
Non-controlling interests		131	183
Total equity		23,715	23,849
Total liabilities and equity		596,611	681,150

*
For Notes on the financial statements, see page F-12.

The accompanying notes on pages F-12 to F-110 form an integral part of these financial statements.
The financial statements were approved by the Board of Directors on 27 May 2022 and signed on its behalf by:
David Watts
Director

Consolidated statement of cash flows
for the year ended 31 December
	2021 £m	2020 £m	2019 £m
Profit/(loss) before tax	1,023	(1,614)	(872)
Adjustments for non-cash items
Depreciation, amortisation and impairment1	174	1,273	1,523
Net gain from investing activities	(62)	(99)	(59)
Share of (profit)/losses in associates and joint ventures	(191)	1	10
Change in expected credit losses gross of recoveries and other credit impairment charges	(171)	810	130
Provisions including pensions	104	424	231
Share-based payment expense	96	78	88
Other non-cash items included in profit/loss before tax	(198)	135	(19)
Elimination of exchange differences2	4,926	(2,527)	4,001
Changes in operating assets and liabilities	9,602	35,418	(1,840)
– change in net trading securities and derivatives	8,157	8,070	(1,310)
– change in loans and advances to banks and customers	11,149	6,780	3,441
– change in reverse repurchase agreements – non-trading	9,538	16,084	(7,293)
– change in financial assets designated and otherwise mandatorily measured at fair value	(2,429)	735	787
– change in other assets	10,924	(7,513)	(12,074)
– change in deposits by banks and customer accounts	7,940	28,262	(4,141)
– change in repurchase agreements – non-trading	(7,643)	(14,482)	2,803
– change in debt securities in issue	(7,943)	(7,668)	2,318
– change in financial liabilities designated at fair value	(7,191)	(402)	4,390
– change in other liabilities	(12,295)	5,432	9,539
– contributions paid to defined benefit plans	(24)	(22)	(13)
– tax paid	(581)	142	(287)
Net cash from operating activities	15,303	33,899	3,193
– purchase of financial investments	(18,890)	(21,037)	(26,200)
– proceeds from the sale and maturity of financial investments	25,027	17,417	24,304
– net cash flows from the purchase and sale of property, plant and equipment	52	(70)	(58)
– net investment in intangible assets	(45)	(150)	(385)
– net cash outflow from investment in associates and acquisition of businesses and subsidiaries	(85)	(371)	(49)
– net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	—	57	—
Net cash from investing activities	6,059	(4,154)	(2,388)
– issue of ordinary share capital and other equity instruments	—	—	1,319
– redemption of preference shares and other equity instruments	—	(318)	—
– subordinated loan capital issued	10,466	—	6,736
– subordinated loan capital repaid3	(10,902)	(18)	(7,100)
– dividends to the parent company	(194)	(263)	(2,985)
– funds received from the parent company	—	1,000	—
– dividends paid to non-controlling interests	(1)	—	(17)
Net cash from financing activities	(631)	401	(2,047)
Net increase/(decrease) in cash and cash equivalents	20,731	30,146	(1,242)
Cash and cash equivalents at 1 Jan	125,304	92,338	97,058
Exchange difference in respect of cash and cash equivalents	(5,112)	2,820	(3,478)
Cash and cash equivalents at 31 Dec4	140,923	125,304	92,338
Cash and cash equivalents comprise of
– cash and balances at central banks	108,482	85,092	51,816
– items in the course of collection from other banks	346	243	707
– loans and advances to banks of one month or less	7,516	8,676	6,889
– reverse repurchase agreement with banks of one month or less	17,430	21,020	23,116
– treasury bills, other bills and certificates of deposit less than three months	235	685	728
– cash collateral and net settlement accounts	7,403	9,878	9,485
– less: items in the course of transmission to other banks	(489)	(290)	(403)
Cash and cash equivalents at 31 Dec4	140,923	125,304	92,338

1
Included are the impacts of impairment and write-offs related principally to our businesses in the UK and HSBC Continental Europe (‘HBCE’) of £994m in 2020 and goodwill impairment of £1.2bn in 2019.

2
Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

3
Subordinated liabilities changes during the year are attributable to cash flows from issuance £10,466m (2020: Nil; 2019: £6,736m) and repayment of £(10,902)m (2020: £(18)m; 2019: £(7,100)m) of securities as presented in the consolidated statement of cash flows. Non-cash changes during the year included foreign exchanges gains/(losses) £(512)m (2020: £351m; 2019: £(281)m) and fair value gains/(losses) £(82)m (2020: £69m; 2019: £82m).

4
At 31 December 2021, £9,410m (2020: £11,828m; 2019: £10,533m) was not available for use by the group, of which £1,393m (2020: £2,460m; 2019: £1,427m) related to mandatory deposits at central banks.

Interest received was £4,285m (2020: £5,424m; 2019: £7,569m), interest paid was £2,919m (2020: £3,725m; 2019: £5,804m) and dividends received were £704m (2020: £423m; 2019: £1,237m).

Consolidated statement of changes in equity
for the year ended 31 December
				Other reserves
	Called up share capital £m	Other equity instruments £m	Retained earnings £m	Financial assets at FVOCI reserve £m	Cash flow hedging reserve £m	Foreign exchange reserve £m	Group reorganisation reserve £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 Jan 2021	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849
Profit for the year	—	—	1,041	—	—	—	—	1,041	5	1,046
Other comprehensive (expense)/income (net of tax)	—	—	46	(234)	(165)	(595)	—	(948)	(9)	(957)
– debt instruments at fair value through other comprehensive income	—	—	—	(236)	—	—	—	(236)	(1)	(237)
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	(165)	—	—	(165)	—	(165)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk1	—	—	2	—	—	—	—	2	—	2
– remeasurement of defined benefit asset/liability	—	—	44	—	—	—	—	44	—	44
– exchange differences	—	—	—	—	—	(595)	—	(595)	(8)	(603)
Total comprehensive income/ (expense) for the year	—	—	1,087	(234)	(165)	(595)	—	93	(4)	89
Dividends to the parent company2	—	—	(194)	—	—	—	—	(194)	(1)	(195)
Net impact of equity-settled share-based payments	—	—	(10)	—	—	—	—	(10)	—	(10)
Change in business combinations and other movements3	—	—	23	6	—	—	—	29	(47)	(18)
At 31 Dec 2021	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715

1
At 31 December 2021, the cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of £165m.

2
The dividends to the parent company are the coupons payment on additional tier 1 instruments.

3
Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG) and HSBC Bank Armenia cjsc, increasing the group’s interest to 100%.

4
The group reorganisation reserve is an accounting reserve resulting from the ring-fencing implementation. It does not form part of regulatory capital.

Consolidated statement of changes in equity (continued)
for the year ended 31 December
					Other reserves
	Called up share capital £m	Other equity instruments £m	Retained earnings £m	Financial assets at FVOCI reserve £m	Cash flow hedging reserve £m	Foreign exchange reserve £m	Group reorganisation reserve £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 Jan 2020	797	3,722	24,449	1,089	40	1,098	(7,692)	23,503	509	24,012
Loss for the year	—	—	(1,488)	—	—	—	—	(1,488)	10	(1,478)
Other comprehensive income (net of tax)	—	—	56	216	118	445	—	835	24	859
– debt instruments at fair value through other comprehensive income	—	—	—	214	—	—	—	214	(1)	213
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	118	—	—	118	—	118
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk1	—	—	67	—	—	—	—	67	—	67
– remeasurement of defined benefit asset/liability	—	—	(11)	—	—	—	—	(11)	3	(8)
– exchange differences	—	—	—	—	—	445	—	445	22	467
Total comprehensive (expense)/income for the year	—	—	(1,432)	216	118	445	—	(653)	34	(619)
Capital securities issued during the period	—	—	—	—	—	—	—	—	—	—
Dividends to the parent company2	—	—	(263)	—	—	—	—	(263)	—	(263)
Net impact of equity-settled share-based payments	—	—	11	—	—	—	—	11	—	11
Capital contribution3	—	—	1,000	—	—	—	—	1,000	—	1,000
Change in business combinations and other movements4	—	—	64	4	—	—	—	68	(360)	(292)
At 31 Dec 2020	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849

1
The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of £189m.

2
The dividends to the parent company includes, £51m on preference shares and £212m paid as coupons on additional tier 1 instruments.

3
HSBC UK Holdings Limited injected £1bn of CET1 capital into HSBC Bank plc during March 2020 to improve the capital base of the group, impacted by Covid-19. There was no new issuance of share capital.

4
Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG) in May 2020, increasing the group’s interest from 80.67% to 99.33%.

Consolidated statement of changes in equity (continued)
for the year ended 31 December
					Other reserves
	Called up share capital £m	Other equity instruments £m	Retained earnings £m	Financial assets at FVOCI reserve £m	Cash flow hedging reserve £m	Foreign exchange reserve £m	Group reorganisation reserve £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
At 1 Jan 2019	797	2,403	28,649	969	(25)	1,777	(7,692)	26,878	531	27,409
Loss for the year	—	—	(1,013)	—	—	—	—	(1,013)	22	(991)
Other comprehensive income/(expense) (net of tax)	—	—	(238)	120	65	(679)	—	(732)	(26)	(758)
– debt instruments at fair value through other comprehensive income	—	—	—	118	—	—	—	118	3	121
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	65	—	—	65	—	65
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk1	—	—	(251)	—	—	—	—	(251)	—	(251)
– remeasurement of defined benefit asset/liability	—	—	13	—	—	—	—	13	(1)	12
– exchange differences	—	—	—	—	—	(679)	—	(679)	(28)	(707)
Total comprehensive income/(loss) for the year	—	—	(1,251)	120	65	(679)	—	(1,745)	(4)	(1,749)
Capital securities issued during the period2	—	1,319	—	—	—	—	—	1,319	—	1,319
Dividends to the parent company3	—	—	(2,985)	—	—	—	—	(2,985)	(17)	(3,002)
Net impact of equity-settled share-based payments	—	—	16	—	—	—	—	16	—	16
Capital contribution	—	—		—	—	—	—	—	—	—
Change in business combinations and other movements	—		20	—	—	—	—	20	(1)	19
At 31 Dec 2019	797	3,722	24,449	1,089	40	1,098	(7,692)	23,503	509	24,012

1
At 31 December 2019, the cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a loss of £346m.

2
HSBC Bank plc issued three additional tier 1 capital instruments to HSBC UK Holdings Ltd of £175m in January 2019, £713m in November 2019 and £431m in December 2019.

3
The dividends to the parent company includes a £2,787m dividend paid, £51m on preference shares and £147m paid as coupons on additional tier 1 instruments.

Notes on the financial statements
1
Basis of preparation and significant accounting policies

1.1
Basis of preparation

(a)
Compliance with International Financial Reporting Standards

The consolidated financial statements of the group comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2021 affecting these consolidated financial statements.
Standards adopted during the year ended 31 December 2021
There were no new accounting standards or interpretations that had a significant effect on the group in 2021. Accounting policies have been consistently applied.
(b)
Future accounting developments

Minor amendments to IFRSs
The IASB has not published any minor amendments effective from 1 January 2021 that are applicable to the group. However, the IASB has published a number of minor amendments to IFRSs that are effective from 1 January 2022 and 1 January 2023. The group expects they will have an insignificant effect, when adopted, on the consolidated financial statements of the group.
New IFRSs
IFRS 17 ‘Insurance Contracts’
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020. The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 is effective from 1 January 2023. The standard has been endorsed for use in the EU but has not yet been endorsed for use in the UK. The group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely financial impact of its implementation remains uncertain. However, we have the following expectations as to the impact compared with our current accounting policy for insurance contracts, which is set out in policy 1.2(j) below:
•
Under IFRS 17, there will be no present value of in-force business (‘PVIF’) asset recognised. Instead the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin (‘CSM’), representing unearned profit, and this will be gradually recognised in revenue as services are provided over the duration of the insurance contract. While the profit over the life of an individual contract will be unchanged, its emergence will be later under IFRS 17. The removal of the PVIF asset and the recognition of CSM, which is a liability, will reduce equity. The PVIF asset will be eliminated to equity on transition, together with other adjustments to assets and liabilities to reflect IFRS 17 measurement requirements and any consequential amendments to financial assets in the scope of IFRS 9.

•
IFRS 17 requires increased use of current market values in the measurement of insurance liabilities. Changes in market conditions for certain products measured under the general measurement approach are immediately recognised in profit or loss, while changes in market conditions for other products measured under the variable fee approach are included in the measurement of CSM.

•
In accordance with IFRS 17, directly attributable costs will be incorporated in the CSM and recognised in the results of insurance services as a reduction in reported revenue, as profit is recognised over the duration of insurance contracts. Costs that are not directly attributable remain in operating expenses. This will result in a reduction in reported operating expenses compared with the current accounting policy.

•
We intend to provide an update on the likely financial impacts in later 2022 financial reports, when we expect that this will be reasonably estimable.

(c)
Foreign currencies

The functional currency of the bank is sterling, which is also the presentational currency of the consolidated financial statements of the group.
Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are included in other comprehensive income or in the income statement depending on where the gain or loss on the underlying item is recognised.
In the consolidated financial statements, the assets and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not sterling are translated into the group’s presentation currency at the rate of exchange at the balance sheet date, while their results are translated into sterling at the average rates of exchange for the reporting period. Exchange differences arising are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences previously recognised in other comprehensive income are reclassified to the income statement.
(d)
Critical accounting estimates and judgements

The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items highlighted, as the ‘critical accounting estimates and judgements’ in section 1.2 below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of these financial statements. Management’s selection of the group’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
(e)
Segmental analysis

HSBC Bank plc’s Chief Operating Decision Maker is the Group Chief Executive, supported by the Group Executive Committee, and operating segments are reported in a manner consistent with the internal reporting provided to the Goup Chief Executive and the Group Executive Committee.
Measurement of segmental assets, liabilities, income and expenses is in accordance with the company’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted at arm’s length. Shared costs are included in segments on the basis of the actual recharges made.
The types of products and services from which each reportable segment derives its revenue are discussed in the Note 9- Segmental analysis on page F-37.
(f)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and the company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty that the global Covid-19 pandemic has had on the group’s operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.
1.2
Summary of significant accounting policies

(a)
Consolidation and related policies

Investments in subsidiaries
Where an entity is governed by voting rights, the group consolidates when it holds — directly or indirectly — the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities and whether power is held as agent or principal.
Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.
The company’s investments in subsidiaries are stated at cost less impairment losses.
Group sponsored structured entities
The group is considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together relevant counterparties so the transaction that is the purpose of the entity could occur. The group is generally not considered a sponsor if the only involvement with the entity is merely administrative.
Interests in associates and joint arrangements
Joint arrangements are investments in which the group, together with one or more parties, has joint control. Depending on the group’s rights and obligations, the joint arrangement is classified as either a joint operation or a joint venture. The group classifies investments in entities over which it has significant influence, and those that are neither subsidiaries nor joint arrangements, as associates.
The group recognises its share of the assets, liabilities and results in a joint operation. Investments in associates and interests in joint ventures are recognised using the equity method. The attributable share of the results and reserves of joint ventures and associates are included in the consolidated financial statements of the group based on either financial statements made up to 31 December or pro-rated amounts adjusted for any material transactions or events occurring between the date the financial statements are available and 31 December.
Investments in associates and joint ventures are assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired. Goodwill on acquisition of interests in joint ventures and associates is not tested separately for impairment, but is assessed as part of the carrying amount of the investment.

(b)
Income and expense

Operating income
Interest income and expense
Interest income and expense for all financial instruments, excluding those classified as held for trading or designated at fair value, are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest method. However, as an exception to this, interest on debt instruments issued by the group for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments is included in interest expense.
Interest on credit-impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.
Non-interest income and expense
The group generates fee income from services provided at a fixed price over time, such as account service and card fees, or when the group delivers a specific transaction at a point in time, such as broking services and import/export services. With the exception of certain fund management and performance fees, all other fees are generated at a fixed price. Fund management and performance fees can be variable depending on the size of the customer portfolio and the group’s performance as fund manager. Variable fees are recognised when all uncertainties are resolved. Fee income is generally earned from short-term contracts with payment terms that do not include a significant financing component.
The group acts as principal in the majority of contracts with customers, with the exception of broking services. For most brokerage trades, the group acts as agent in the transaction and recognises broking income net of fees payable to other parties in the arrangement.
The group recognises fees earned on transaction-based arrangements at a point in time when it has fully provided the service to the customer. Where the contract requires services to be provided over time, income is recognised on a systematic basis over the life of the agreement. Where the group offers a package of services that contains multiple non-distinct performance obligations, such as those included in account service packages, the promised services are treated as a single performance obligation. If a package of services contains distinct performance obligations, such as those including both account and insurance services, the corresponding transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices.
Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders approve the dividend for unlisted equity securities.
Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
•
‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading income, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, expense and dividends, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.

•
‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’: This includes interest income, interest expense and dividend income in respect of financial assets and liabilities measured at fair value through profit or loss; and those derivatives managed in conjunction with the above that can be separately identifiable from other trading derivatives.

•
‘Changes in fair value of designated debt instruments and related derivatives’: Interest paid on the debt instruments and interest cash flows on related derivatives is presented in interest expense where doing so reduces and accounting mismatch.

•
‘Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss’: This includes interest on instruments that fail the solely payments of principal and interest (‘SPPI’) test, see (d) below.

The accounting policies for insurance premium income are disclosed in Note 1.2(j).
(c)
Valuation of financial instruments

All financial instruments are initially recognised at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a quoted price in an active market or a valuation technique that uses only data from observable markets, the group recognises the difference as a trading gain or loss at inception (a ‘day 1 gain or loss’). In all other cases, the entire day 1 gain or loss is deferred and recognised in the income statement over the life of the transaction either until the transaction matures or is closed out or the valuation inputs become observable.
The fair value of financial instruments is generally measured on an individual basis. However, in cases where the group manages a group of financial assets and liabilities according to its net market or credit risk exposure, the fair value of the group of financial instruments is measured on a net basis but the underlying financial assets and liabilities are presented separately in the financial statements, unless they satisfy the IFRS offsetting criteria. Financial instruments are classified into one of three fair value hierarchy levels, described in Note 11, ‘Fair values of financial instruments carried at fair value’.
Critical accounting estimates and judgements

The majority of valuation techniques employ only observable market data. However, certain financial instruments are classified on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the measurement of fair value is more judgemental:

Judgements	Estimates

An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, a significant proportion of the instrument’s inception profit or greater than 5% of the instrument’s valuation is driven by unobservable inputs
‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used)

Details on the group’s level 3 financial instruments and the sensitivity of their valuation to the effect of applying reasonable possible alternative assumptions in determining their fair value are set out in Note 11

(d)
Financial instruments measured at amortised cost

Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortised cost. Such financial assets include most loans and advances to banks and customers and some debt securities. In addition, most financial liabilities are measured at amortised cost. The group accounts for regular way amortised cost financial instruments using trade date accounting. The carrying value of these financial assets at initial recognition includes any directly attributable transactions costs.
The group may commit to underwriting loans on fixed contractual terms for specified periods of time. When the loan arising from the lending commitment is expected to be held for trading, the commitment to lend is recorded as a derivative. When the group intends to hold the loan, the loan commitment is included in the impairment calculations set out below.
Non-trading reverse repurchase, repurchase and similar agreements
When debt securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and an asset is recorded in respect of the initial consideration paid. Non-trading repos and reverse repos are measured at amortised cost. The difference between the sale and repurchase price or between the purchase and resale price is treated as interest and recognised in net interest income over the life of the agreement.
Contracts that are economically equivalent to reverse repo or repo agreements (such as sales or purchases of debt securities entered into together with total return swaps with the same counterparty) are accounted for similarly to, and presented together with, reverse repo or repo agreements.
(e)
Financial assets measured at fair value through other comprehensive income

Financial assets held for a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). These comprise primarily debt securities. They are recognised on the trade date when the group enters into contractual arrangements to purchase and are normally derecognised when they are either sold or redeemed. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains or losses in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial instruments’. Financial assets measured at FVOCI are included in the impairment calculations set out below and impairment is recognised in profit or loss.
(f)
Equity securities measured at fair value with fair value movements presented in other comprehensive income

The equity securities for which fair value movements are shown in other comprehensive income are business facilitation and other similar investments where the group holds the investments other than to generate a capital return. Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. Otherwise, equity securities are measured at fair value through profit or loss (except for dividend income, which is recognised in profit or loss).
(g)
Financial instruments designated at fair value through profit or loss

Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below and are so designated irrevocably at inception:
•
the use of the designation removes or significantly reduces an accounting mismatch;

•
a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; and

•
the financial liability contains one or more non-closely related embedded derivatives.

Designated financial assets are recognised when the group enters into contracts with counterparties, which is generally on trade date, and are normally derecognised when the rights to the cash flows expire or are transferred. Designated financial liabilities are recognised when the group enters into contracts with counterparties, which is generally on settlement date, and are normally derecognised when extinguished. Subsequent changes in fair values are recognised in the income statement in ‘Net income from financial instruments held for trading or managed on a fair value basis’ or ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ except for the effect of changes in the liabilities’ credit risk, which is presented in ‘Other comprehensive income’, unless that treatment would create or enlarge an accounting mismatch in profit or loss.
Under the above criterion, the main classes of financial instruments designated by the group are:
•
Debt instruments for funding purposes that are designated to reduce an accounting mismatch: The interest and/or foreign exchange exposure on certain fixed-rate debt securities issued has been matched with the interest and/or foreign exchange exposure on certain swaps as part of a documented risk management strategy.

•
Financial assets and financial liabilities under unit-linked and non-linked investment contracts: A contract under which the group does not accept significant insurance risk from another party is not classified as an insurance contract, other than investment contracts with discretionary participation features (‘DPF’), but is accounted for as a financial liability. Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries are determined based on the fair value of the assets held in the linked funds. If no fair value designation was made for the related assets, at least some of the assets would otherwise be measured at either fair value through other comprehensive income or amortised cost. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows changes in fair values to be recorded in the income statement and presented in the same line.

•
Financial liabilities that contain both deposit and derivative components: These financial liabilities are managed and their performance evaluated on a fair value basis.

(h)
Derivatives

Derivatives are financial instruments that derive their value from the price of underlying items such as equities, interest rates or other indices. Derivatives are recognised initially and are subsequently measured at fair value through profit or loss, with changes in fair value generally recorded in the income statement. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes embedded derivatives in financial liabilities, which are bifurcated from the host contract when they meet the definition of a derivative on a stand-alone basis. Where the derivatives are managed with debt securities issued by the group that are designated at fair value, the contractual interest is shown in ‘Interest expense’ together with the interest payable on the issued debt.
Hedge accounting
When derivatives are not part of fair value designated relationships, if held for risk management purposes they are designated in hedge accounting relationships where the required criteria for documentation and hedge effectiveness are met. The group uses these derivatives or, where allowed, other non-derivative hedging instruments in fair value hedges, cash flow hedges or hedges of net investments in foreign operations as appropriate to the risk being hedged.
Fair value hedge
Fair value hedge accounting does not change the recording of gains and losses on derivatives and other hedging instruments, but results in recognising changes in the fair value of the hedged assets or liabilities attributable to the hedged risk that would not otherwise be recognised in the income statement. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued and the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement on a recalculated effective interest rate, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.
Cash flow hedge
The effective portion of gains and losses on hedging instruments is recognised in other comprehensive income and the ineffective portion of the change in fair value of derivative hedging instruments that are part of a cash flow hedge relationship is recognised immediately in the income statement within ‘Net trading income’. The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the same periods in which the hedged item affects profit or loss. When a hedge relationship is discontinued, or partially discontinued, any cumulative gain or loss recognised in other comprehensive income remains in equity until the forecast transaction is recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognised in other comprehensive income is immediately reclassified to the income statement.
Derivatives that do not qualify for hedge accounting
Non-qualifying hedges are derivatives entered into as economic hedges of assets and liabilities for which hedge accounting was not applied.

(i)
Impairment of amortised cost and FVOCI financial assets

Expected credit losses are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at FVOCI, and certain loan commitments and financial guarantee contracts. At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is required for ECL resulting from default events that are possible within the next 12 months, or less, where the remaining life is less than 12 months, (‘12-month ECL’). In the event of a significant increase in credit risk, allowance (or provision) is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’). Financial assets where 12-month ECL is recognised are considered to be ‘stage 1’; financial assets which are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment so are considered to be in default or otherwise credit impaired are in ‘stage 3’. Purchased or originated credit-impaired financial assets (‘POCI’) are treated differently as set out below.
Credit impaired (stage 3)
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
•
contractual payments of either principal or interest are past due for more than 90 days;

•
there are other indications that the borrower is unlikely to pay, such as when a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and

•
the loan is otherwise considered to be in default.

If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans that are considered defaulted or otherwise credit impaired.
Interest income is recognised by applying the effective interest rate to the amortised cost amount, i.e. gross carrying amount less ECL allowance.
Write-off
Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security. In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.
Renegotiation
Loans are identified as renegotiated and classified as credit impaired when we modify the contractual payment terms due to significant credit distress of the borrower. Renegotiated loans remain classified as credit impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows and retain the designation of renegotiated until maturity or derecognition.
A loan that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement is made on substantially different terms or if the terms of an existing agreement are modified such that the renegotiated loan is a substantially different financial instrument. Any new loans that arise following derecognition events in these circumstances are considered to be POCI and will continue to be disclosed as renegotiated loans.
Other than originated credit-impaired loans, all other modified loans could be transferred out of stage 3 if they no longer exhibit any evidence of being credit impaired and, in the case of renegotiated loans, there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, over the minimum observation period, and there are no other indicators of impairment. These loans could be transferred to stage 1 or 2 based on the mechanism as described below by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms). Any amount written off as a result of the modification of contractual terms would not be reversed.
Loan modifications other than renegotiated loans
Loan modifications that are not identified as renegotiated are considered to be commercial restructuring. Where a commercial restructuring results in a modification (whether legalised through an amendment to the existing terms or the issuance of a new loan contract) such that the group’s rights to the cash flows under the original contract have expired, the old loan is derecognised and the new loan is recognised at fair value. The rights to cash flows are generally considered to have expired if the commercial restructure is at market rates and no payment-related concession has been provided. Mandatory and general offer loan modifications that are not borrower-specific, for example market-wide customer relief programmes, have not been classified as renegotiated loans and generally have not resulted in derecognition, but their stage allocation is determined considering all available and supportable information under our ECL impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.
Significant increase in credit risk (stage 2)
An assessment of whether credit risk has increased significantly since initial recognition is performed at each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument. The assessment explicitly or implicitly compares the risk of default occurring at the reporting date compared with that at initial recognition, taking into account reasonable and supportable information, including information about past events, current conditions and future economic conditions. The assessment is unbiased, probability-weighted, and to the extent relevant, uses forward-looking information consistent with that used in the measurement of ECL. The analysis of credit risk is multifactor. The determination of whether a specific factor is relevant and its weight compared with other factors depends on the type of product, the characteristics of the financial instrument and the borrower, and the geographical region. Therefore, it is not possible to provide a single set of criteria that will determine what is considered to be a significant increase in credit risk and these criteria will differ for different types of lending, particularly between retail and wholesale. However, unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when 30 days past due. In addition, wholesale loans that are individually assessed, which are typically corporate and commercial customers, and included on a watch or worry list, are included in stage 2.
For wholesale portfolios, the quantitative comparison assesses default risk using a lifetime probability of default (‘PD’), which encompasses a wide range of information including the obligor’s customer risk rating (‘CRR’), macroeconomic condition forecasts and credit transition probabilities. For origination CRRs up to 3.3, significant increase in credit risk is measured by comparing the average PD for the remaining term estimated at origination with the equivalent estimation at reporting date. The quantitative measure of significance varies depending on the credit quality at origination as follows:
Origination CRR	Significance trigger – PD to increase by
0.1-1.2	15bps
2.1-3.3	30bps
For CRRs greater than 3.3 that are not impaired, a significant increase in credit risk is considered to have occurred when the origination PD has doubled. The significance of changes in PD was informed by expert credit risk judgement, referenced to historical credit migrations and to relative changes in external market rates.
For loans originated prior to the implementation of IFRS 9, the origination PD does not include adjustments to reflect expectations of future macroeconomic conditions since these are not available without the use of hindsight. In the absence of this data, origination PD must be approximated assuming through-the-cycle PDs and through-the-cycle migration probabilities, consistent with the instrument’s underlying modelling approach and the CRR at origination. For these loans, the quantitative comparison is supplemented with additional CRR deterioration-based thresholds, as set out in the table below:
Origination CRR	Additional significance criteria – Number of CRR grade notches deterioration required to identify as significant credit deterioration (stage 2) (> or equal to)
0.1	5 notches
1.1–4.2	4 notches
4.3–5.1	3 notches
5.2–7.1	2 notches
7.2–8.2	1 notch
8.3	0 notch
For certain portfolios of debt securities where external market ratings are available and credit ratings are not used in credit risk management, the debt securities will be in stage 2 if their credit risk increases to the extent they are no longer considered investment grade. Investment grade is where the financial instrument has a low risk of incurring losses, the structure has a strong capacity to meet its contractual cash flow obligations in the near term and adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil their contractual cash flow obligations.
For retail portfolios, default risk is assessed using a reporting date 12-month PD derived from credit scores, which incorporates all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogeneous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold identifies loans with a PD higher than would be expected from loans that are performing as originally expected, and higher than what would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.
Unimpaired and without significant increase in credit risk (stage 1)
ECL resulting from default events that are possible within the next 12 months (‘12-month ECL’) are recognised for financial instruments that remain in stage 1.
Purchased or originated credit impaired
Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses are considered to be POCI. This population includes the recognition of a new financial instrument following a renegotiation where concessions have been granted for economic or contractual reasons relating to the borrower’s financial difficulty that otherwise would not have been considered. The amount of change-in-lifetime ECL is recognised in profit or loss until the POCI is derecognised, even if the lifetime ECL are less than the amount of ECL included in the estimated cash flows on initial recognition.
Movement between stages
Financial assets can be transferred between the different categories (other than POCI) depending on their relative increase in credit risk since initial recognition. Financial instruments are transferred out of stage 2 if their credit risk is no longer considered to be significantly increased since initial recognition based on the assessments described above. Except for renegotiated loans, financial instruments are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment as described above. Renegotiated loans that are not POCI will continue to be in stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period and there are no other indicators of impairment. For loans that are assessed for impairment on a portfolio basis, the evidence typically comprises a history of payment performance against the original or revised terms, as appropriate to the circumstances. For loans that are assessed for impairment on an individual basis, all available evidence is assessed on a case-by-case basis.
Measurement of ECL
The assessment of credit risk and the estimation of ECL are unbiased and probability-weighted, and incorporate all available information that is relevant to the assessment including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money.
In general, the group calculates ECL using three main components, a probability of default, a loss given default (‘LGD’) and the exposure at default (‘EAD’).
The 12-month ECL is calculated by multiplying the 12-month PD, LGD and EAD. Lifetime ECL is calculated using the lifetime PD instead. The 12-month and lifetime PDs represent the probability of default occurring over the next 12 months and the remaining maturity of the instrument respectively.
The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.
The group makes use of the Basel II IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:
Model	Regulatory capital	IFRS 9
PD
Through the cycle (represents long-run average PD throughout a full economic cycle)
The definition of default includes a backstop of 90+ days past due, although this has been modified to 180+ days past due for some portfolios, particularly UK and US mortgages
Point in time (based on current conditions, adjusted to take into account estimates of future conditions that will impact PD) Default backstop of 90+ days past due for all portfolios
EAD	Cannot be lower than current balance	Amortisation captured for term products
LGD
Downturn LGD (consistent losses expected to be suffered during a severe but plausible economic downturn)
Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data
Discounted using cost of capital
All collection costs included

Expected LGD (based on estimate of loss given default including the expected impact of future economic conditions such as changes in value of collateral)
No floors
Discounted using the original effective interest rate of the loan
Only costs associated with obtaining/selling collateral included

Other		Discounted back from point of default to balance sheet date
While 12-month PDs are recalibrated from Basel II models where possible, the lifetime PDs are determined by projecting the 12-month PD using a term structure. For the wholesale methodology, the lifetime PD also takes into account credit migration, i.e. a customer migrating through the CRR bands over its life.
The ECL for wholesale stage 3 is determined on an individual basis using a discounted cash flow (‘DCF’) methodology. The expected future cash flows are based on the credit risk officer’s estimates as at the reporting date, reflecting reasonable and supportable assumptions and projections of future recoveries and expected future receipts of interest. Collateral is taken into account if it is likely that the recovery of the outstanding amount will include realisation of collateral based on its estimated fair value of collateral at the time of expected realisation, less costs for obtaining and selling the collateral. The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under four different scenarios are probability-weighted by reference to the economic scenarios applied more generally by HSBC Group and the judgement of the credit risk officer in relation to the likelihood of the workout strategy succeeding or receivership being required. For less significant cases, the effect of different economic scenarios and work-out strategies is approximated and applied as an adjustment to the most likely outcome.

Period over which ECL is measured
Expected credit loss is measured from the initial recognition of the financial asset. The maximum period considered when measuring ECL (be it 12-month or lifetime ECL) is the maximum contractual period over which the group is exposed to credit risk. For wholesale overdrafts, credit risk management actions are taken no less frequently than on an annual basis and therefore this period is to the expected date of the next substantive credit review. The date of the substantive credit review also represents the initial recognition of the new facility.
However, where the financial instrument includes both a drawn and undrawn commitment and the contractual ability to demand repayment and cancel the undrawn commitment does not serve to limit the group’s exposure to credit risk to the contractual notice period, the contractual period does not determine the maximum period considered. Instead, ECL is measured over the period the group remains exposed to credit risk that is not mitigated by credit risk management actions. This applies to retail overdrafts and credit cards, where the period is the average time taken for stage 2 exposures to default or close as performing accounts, determined on a portfolio basis and ranging from between two and six years. In addition, for these facilities it is not possible to identify the ECL on the loan commitment component separately from the financial asset component. As a result, the total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
Forward-looking economic inputs
The group applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected loss in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page F-83.
Critical accounting estimates and judgements

The calculation of the group’s ECL under IFRS 9 requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates

Defining what is considered to be a significant increase in credit risk
Selecting and calibrating the PD, LGD and EAD models, which support the calculations, including making reasonable and supportable judgements about how models react to current and future economic conditions
Selecting model inputs and economic forecasts, including determining whether sufficient and appropriately weighted economic forecasts are incorporated to calculate unbiased expected loss
Making management judgemental adjustments to account for late breaking events, model and data limitations and deficiencies, and expert credit judgements

The section ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ from page F-83 sets out the assumptions used in determining ECL, and provides an indication of the sensitivity of the result to the application of different weightings being applied to different economic assumptions

(j)
Insurance contracts

A contract is classified as an insurance contract where the group accepts significant insurance risk from another party by agreeing to compensate that party on the occurrence of a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the group issues investment contracts with discretionary participation features (‘DPF’) which are also accounted for as insurance contracts as required by IFRS 4 ‘Insurance Contracts’.
Net insurance premium income
Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.
Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance contracts to which they relate.
Net insurance claims and benefits paid and movements in liabilities to policyholders
Gross insurance claims for life insurance contracts reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration.
Maturity claims are recognised when due for payment. Surrenders are recognised when paid or at an earlier date on which, following notification, the policy ceases to be included within the calculation of the related insurance liabilities. Death claims are recognised when notified.

Reinsurance recoveries are accounted for in the same period as the related claim.
Liabilities under insurance contracts
Liabilities under non-linked life insurance contracts are calculated by each life insurance operation based on local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, which is calculated by reference to the value of the relevant underlying funds or indices.
Future profit participation on insurance contracts with DPF
Where contracts provide discretionary profit participation benefits to policyholders, liabilities for these contracts include provisions for the future discretionary benefits to policyholders. These provisions reflect the actual performance of the investment portfolio to date and management’s expectation of the future performance of the assets backing the contracts, as well as other experience factors such as mortality, lapses and operational efficiency, where appropriate. The benefits to policyholders may be determined by the contractual terms, regulation or past distribution policy.
Investment contracts with DPF
While investment contracts with DPF are financial instruments, they continue to be treated as insurance contracts as required by IFRS 4. The group therefore recognises the premiums for these contracts as revenue and recognises as an expense the resulting increase in the carrying amount of the liability.
In the case of net unrealised investment gains on these contracts, whose discretionary benefits principally reflect the actual performance of the investment portfolio, the corresponding increase in the liabilities is recognised in either the income statement or other comprehensive income, following the treatment of the unrealised gains on the relevant assets. In the case of net unrealised losses, a deferred participating asset is recognised only to the extent that its recoverability is highly probable. Movements in the liabilities arising from realised gains and losses on relevant assets are recognised in the income statement.
Present value of in-force long-term insurance business
The group recognises the value placed on insurance contracts, and investment contracts with DPF, that are classified as long-term and in-force at the balance sheet date, as an asset. The asset represents the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from these contracts written at the balance sheet date. The present value of in-force long-term insurance business (‘PVIF’) is determined by discounting those expected future profits using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.
(k)
Employee compensation and benefits

Share-based payments
The group enters into both equity-settled and cash-settled share-based payment arrangements with its employees as compensation for the provision of their services. The vesting period for these schemes may commence before the legal grant date if the employees have started to render services in respect of the award before the legal grant date, where there is a shared understanding of the terms and conditions of the arrangement. Expenses are recognised when the employee starts to render service to which the award relates.
Cancellations result from the failure to meet a non-vesting condition during the vesting period, and are treated as an acceleration of vesting recognised immediately in the income statement. Failure to meet a vesting condition by the employee is not treated as a cancellation, and the amount of expense recognised for the award is adjusted to reflect the number of awards expected to vest.
Post-employment benefit plans
The group operates a number of pension schemes including defined benefit, defined contribution and post-employment benefit schemes.
Payments to defined contribution schemes are charged as an expense as the employees render service.
Defined benefit pension obligations are calculated using the projected unit credit method. The net charge to the income statement mainly comprises the service cost and the net interest on the net defined benefit asset or liability, and is presented in operating expenses.
Remeasurements of the net defined benefit asset or liability, which comprise actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The net defined benefit asset or liability represents the present value of defined benefit obligations reduced by the fair value of plan assets, after applying the asset ceiling test, where the net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.
The cost of obligations arising from other post-employment plans are accounted for on the same basis as defined benefit pension plans.
(l)
Tax

Income tax comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case the tax is recognised in the same statement in which the related item appears.

Current tax is the tax expected to be payable on the taxable profit for the year and on any adjustment to tax payable in respect of previous years. The group provides for potential current tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. Payments associated with any incremental base erosion and anti-abuse tax are reflected in tax expense in the period incurred.
Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet, and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax is calculated using the tax rates expected to apply in the periods as the assets will be realised or the liabilities settled.
Current and deferred tax are calculated based on tax rates and laws enacted, or substantively enacted, by the balance sheet date.
Critical accounting judgements

The recognition of deferred tax assets depends on judgements
Judgements

In assessing the probability and sufficiency of future taxable profit, we consider the availability of evidence to support the recognition of deferred tax assets. taking into account the inherent risk in long term forecasting and drivers of recent history of tax losses where applicable, taking into account the future reversal of existing taxable temporary differences and tax planning strategies including corporate reorganisations. Specific judgements supporting deferred tax assets are described in Note 7.

(m)
Provisions, contingent liabilities and guarantees

Provisions
Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation that has arisen as a result of past events and for which a reliable estimate can be made.
Critical accounting estimates and judgements

The recognition and measurement of provisions requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates

Determining whether a present obligation exists. Professional advice is taken on the assessment of litigation and similar obligations
Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous estimates as appropriate. At more advanced stages, it is typically easier to make estimates around a better defined set of possible outcomes

Provisions for legal proceedings and regulatory matters remain very sensitive to the assumptions used in the estimate. There could be a wider range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved

Contingent liabilities, contractual commitments and guarantees
Contingent liabilities
Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, and contingent liabilities related to legal proceedings or regulatory matters, are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.
Financial guarantee contracts
Liabilities under financial guarantee contracts that are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or present value of the fee receivable.
The company has issued financial guarantees and similar contracts to other group entities. The group elects to account for certain guarantees as insurance contracts in the company’s financial statements, in which case they are measured and recognised as insurance liabilities. This election is made on a contract by contract basis, and is irrevocable.
(n)
Impairment of non-financial assets

Software under development is tested for impairment at least annually. Other non-financial assets are property, plant and equipment, intangible assets (excluding goodwill) and right-of-use assets. They are tested for impairment at the individual asset level when there is indication of impairment at that level, or at the CGU level for assets that do not have a recoverable amount at the individual asset level. In addition, impairment is also tested at the CGU level when there is indication of impairment at that level. For this purpose, Cash Generating Units (‘CGUs’) are considered to be the principal operating legal entities divided by global business.

Impairment testing compares the carrying amount of the non-financial asset or CGU with its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The carrying amount of a CGU comprises the carrying value of its assets and liabilities, including non-financial assets that are directly attributable to it and non-financial assets that can be allocated to it on a reasonable and consistent basis. Non-financial assets that cannot be allocated to an individual CGU are tested for impairment at an appropriate grouping of CGUs. The recoverable amount of the CGU is the higher of the fair value less costs of disposal of the CGU, which is determined by independent and qualified valuers where relevant, and the value in use, which is calculated based on appropriate inputs. When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised in the income statement to the extent that the impairment can be allocated on a pro-rata basis to the non-financial assets by reducing their carrying amounts to the higher of their respective individual recoverable amount or nil. Impairment is not allocated to the financial assets in a CGU.
Impairment loss recognised in prior periods for non-financial assets is reversed when there has been a change in the estimate used to determine the recoverable amount. The impairment loss is reversed to the extent that the carrying amount of the non-financial assets would not exceed the amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised in prior periods.
2
Net fee income

Net fee income by product type
	2021 £m	2020 £m	2019 £m
Account services	271	239	334
Funds under management	465	424	427
Cards	44	44	47
Credit facilities	246	250	301
Broking income	368	369	289
Unit trusts	5	3	6
Imports/exports	40	41	51
Remittances	84	62	74
Underwriting	286	360	287
Global custody	200	220	118
Insurance agency commission	17	19	20
Other	680	643	636
Fee income	2,706	2,674	2,590
Less: fee expense	(1,293)	(1,274)	(1,246)
Net fee income	1,413	1,400	1,344

Net fee income by global business
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
Year ended 31 Dec 2021
Fee income	1,251	861	89	415	633	(543)	2,706
Less: fee expense	(1,245)	(188)	(83)	(54)	(255)	532	(1,293)
Net fee income	6	673	6	361	378	(11)	1,413
Year ended 31 Dec 20201
Fee income	1,243	857	94	407	603	(530)	2,674
Less: fee expense	(1,209)	(172)	(123)	(51)	(245)	526	(1,274)
Net fee income	34	685	(29)	356	358	(4)	1,400
Year ended 31 Dec 20191
Fee income	1,266	787	80	391	625	(559)	2,590
Less: fee expense	(1,265)	(116)	(126)	(41)	(243)	545	(1,246)
Net fee income	1	671	(46)	350	382	(14)	1,344

1
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to Note 9: Segmental Analysis on page F-37.

Net fee income includes £935m of fees earned on financial assets that are not at fair value through profit or loss (other than amounts included in determining the effective interest rate) (2020: £883m; 2019: £906m), £221m of fees payable on financial liabilities that are not at fair value through profit of loss (other than amounts included in determining the effective interest rate) (2020: £176m; 2019: £198m), £709m of fees earned on trust and other fiduciary activities (2020: £688m; 2019: £580m), and £61m of fees payable relating to trust and other fiduciary activities (2020: £68m; 2019: £53m).
3
Net income/(expenses) from financial instruments measured at fair value through profit or loss

	2021 £m	2020 £m	2019 £m
Net income/(expenses) arising on:
Net trading activities	3	1,948	4,054
Other instruments managed on a fair value basis	1,730	(190)	(1,999)
Net income from financial instruments held for trading or managed on a fair value basis	1,733	1,758	2,055
Financial assets held to meet liabilities under insurance and investment contracts	1,305	290	1,364
Liabilities to customers under investment contracts	(91)	(36)	(76)
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,214	254	1,288
Derivatives managed in conjunction with the group’s issued debt securities	(337)	112	124
Other changes in fair value	329	(95)	(132)
Changes in fair value of designated debt and related derivatives	(8)	17	(8)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	493	285	547
Year ended 31 Dec	3,432	2,314	3,882

4
Insurance business

Net insurance premium income
	Non-linked insurance £m	Linked life insurance £m	Investment contracts with DPF1 £m	Total £m
Gross insurance premium income	218	429	1,360	2,007
Reinsurers’ share of gross insurance premium income	(100)	(1)	—	(101)
Year ended 31 Dec 2021	118	428	1,360	1,906
Gross insurance premium income	205	274	1,185	1,664
Reinsurers’ share of gross insurance premium income	(100)	(5)	—	(105)
Year ended 31 Dec 2020	105	269	1,185	1,559
Gross insurance premium income	231	245	1,772	2,248
Reinsurers’ share of gross insurance premium income	(98)	(3)	—	(101)
Year ended 31 Dec 2019	133	242	1,772	2,147

1
Discretionary participation features.

Net insurance claims and benefits paid and movement in liabilities to policyholders
	Non-linked insurance £m	Linked life insurance £m	Investment contracts with DPF1 £m	Total £m
Gross claims and benefits paid and movement in liabilities	120	550	2,420	3,090
– claims, benefits and surrenders paid	126	106	1,554	1,786
– movement in liabilities	(6)	444	866	1,304
Reinsurers’ share of claims and benefits paid and movement in liabilities	(45)	(6)	—	(51)
– claims, benefits and surrenders paid	(68)	(1)	—	(69)
– movement in liabilities	23	(5)	—	18
Year ended 31 Dec 2021	75	544	2,420	3,039
Gross claims and benefits paid and movement in liabilities	143	300	1,404	1,847
– claims, benefits and surrenders paid	102	93	1,578	1,773
– movement in liabilities	41	207	(174)	74
Reinsurers’ share of claims and benefits paid and movement in liabilities	(64)	—	—	(64)
– claims, benefits and surrenders paid	(62)	(3)	—	(65)
– movement in liabilities	(2)	3	—	1
Year ended 31 Dec 2020	79	300	1,404	1,783
Gross claims and benefits paid and movement in liabilities	105	363	2,957	3,425
– claims, benefits and surrenders paid	136	96	1,490	1,722
– movement in liabilities	(31)	267	1,467	1,703
Reinsurers’ share of claims and benefits paid and movement in liabilities	(56)	(3)	—	(59)
– claims, benefits and surrenders paid	(61)	(3)	—	(64)
– movement in liabilities	5	—	—	5
Year ended 31 Dec 2019	49	360	2,957	3,366

1
Discretionary participation features.

Liabilities under insurance contracts
	Non-linked insurance £m	Linked life insurance £m	Investment contracts with DPF1 £m	Total £m
Gross liabilities under insurance contracts at 1 Jan 2021	594	1,512	20,710	22,816
Claims and benefits paid	(126)	(106)	(1,554)	(1,786)
Increase in liabilities to policyholders	120	550	2,420	3,090
Exchange differences and other movements2	(32)	(18)	(1,806)	(1,856)
Gross liabilities under insurance contracts at 31 Dec 2021	556	1,938	19,770	22,264
Reinsurers’ share of liabilities under insurance contracts	(93)	(53)	—	(146)
Net liabilities under insurance contracts at 31 Dec 2021	463	1,885	19,770	22,118

Gross liabilities under insurance contracts at 1 Jan 2020	576	1,295	19,638	21,509
Claims and benefits paid	(102)	(93)	(1,578)	(1,773)
Increase in liabilities to policyholders	143	300	1,404	1,847
Exchange differences and other movements2	(23)	10	1,246	1,233
Gross liabilities under insurance contracts at 31 Dec 2020	594	1,512	20,710	22,816
Reinsurers’ share of liabilities under insurance contracts	(118)	(47)	—	(165)
Net liabilities under insurance contracts at 31 Dec 2020	476	1,465	20,710	22,651

1
Discretionary participation features.

2
‘Exchange differences and other movements’ includes movements in liabilities arising from net unrealised investment gains recognised in other comprehensive income.

The key factors contributing to the movement in liabilities to policyholders included movement in the market value of assets supporting policyholder liabilities, death claims, surrenders, lapses, new business, the declaration of bonuses and other amounts attributable to policyholders.
5
Employee compensation and benefits

	2021 £m	2020 £m	2019 £m
Wages and salaries	1,609	1,917	1,752
Social security costs	341	367	383
Post-employment benefits1	73	56	90
Year ended 31 Dec	2,023	2,340	2,225

1
Includes £37m (2020: £36m, 2019: £48m) in employer contributions to the defined contribution pension plans.

Average number of persons employed by the group during the year
	2021	2020	2019
Markets and Securities Services	4,322	4,590	4,508
Global Banking	2,458	2,857	2,366
Global Banking and Markets Other	140	158	595
Commercial Banking	3,023	3,396	3,241
Wealth and Personal Banking	6,709	6,807	6,955
Corporate Centre	171	58	89
Year ended 31 Dec1,2	16,823	17,866	17,754

1
A change in reportable segments was made in 2021. Comparatives have been re-presented accordingly. For further guidance, refer to Note 9: Segmental Analysis on page F-37.

2
Average numbers of headcount in Corporate Centre are allocated in respective businesses on the basis of amounts charged to the respective global businesses.

Share-based payments
‘Wages and salaries’ includes the effect of share-based payments arrangements, of which £96m were equity settled (2020: £76m; 2019: £86m), as follows:
	2021 £m	2020 £m	2019 £m
Restricted share awards	96	77	86
Savings-related and other share award option plans	1	2	2
Year ended 31 Dec	97	79	88
HSBC share awards
Award	Policy
Deferred share awards (including annual incentive awards, LTI awards delivered shares) and Group Performance Share Plan (‘GPSP’)
An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.
Deferred awards generally require employees to remain in employment over the vesting period and are generally not subject to performance conditions after the grant date. An exception to these are the LTI awards, which are subject to performance conditions.
Deferred share awards generally vest over a period of three, five or seven years.
Vested shares may be subject to a retention requirement post-vesting.
Awards are subject to malus and clawback.

International Employee Share Purchase Plan (‘ShareMatch’)
The plan was first introduced in Hong Kong in 2013 and now includes employees based in 28 jurisdictions.
Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
Matching awards are added at a ratio of one free share for every three purchased.
Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

Movement on HSBC share awards
	2021 Number (000s)	2020 Number (000s)	2019 Number (000s)
Restricted share awards outstanding at 1 Jan	24,367	24,578	23,395
Additions during the year1	15,479	16,823	19,358
Released in the year1	(16,690)	(16,024)	(17,742)
Forfeited in the year	(1,328)	(1,010)	(433)
Restricted share awards outstanding at 31 Dec	21,828	24,367	24,578
Weighted average fair value of awards granted (£)	4.49	5.58	5.99

1
Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
From 2014, eligible employees for the UK plan can save up to £500 per month with the option to use the savings to acquire shares.
These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three-year or five-year contract, respectively.
The exercise price is set at a 20% (2020: 20%; 2019: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans
	Savings-related share option plans
	Number (000s)	WAEP1 £
Outstanding at 1 Jan 2021	7,206	2.96
Granted during the year2	984	3.25
Exercised during the year	(227)	3.97
Expired during the year	(99)	4.70
Forfeited during the year	(928)	3.68
Outstanding at 31 Dec 2021	6,936	2.87
Weighted average remaining contractual life (years)	2.98
Outstanding at 1 Jan 2020	4,245	4.78
Granted during the year2	5,909	2.56
Exercised during the year	(107)	4.43
Expired during the year	(78)	4.64
Forfeited during the year	(2,763)	4.79
Outstanding at 31 Dec 2020	7,206	2.96
Weighted average remaining contractual life (years)	3.64
Outstanding at 1 Jan 2019	4,008	4.88
Granted during the year2	2,078	4.68
Exercised during the year	(801)	4.32
Expired during the year	(35)	4.17
Forfeited during the year	(1,005)	5.43
Outstanding at 31 Dec 2019	4,245	4.78
Weighted average remaining contractual life (years)	2.76

1
Weighted average exercise price.

2
Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.

Post-employment benefit plans
We operate a number of pension plans throughout Europe for our employees. Some are defined benefit plans, of which HSBC Trinkaus & Burkhardt Pension Plan is the most prominent within the group.
The group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of plan assets and the discounted value of scheme liabilities at the balance sheet date for each plan. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future, or through potential future refunds from the schemes. In assessing whether a surplus is recoverable, the group has considered its current right to obtain a future refund or a reduction in future contributions together with the rights of third parties such as trustees.
HSBC Trinkaus & Burkhardt Pension Plan
The plan is a final salary scheme and is calculated based on the employee length of service multiplied by a predefined benefit accrual and earnings. The pension is paid when the benefit falls due and is a specified pension payment, lump-sum or combination thereof. The plan is overseen by an independent corporate trustee, who has a fiduciary responsibility for the operation of the plan. Its assets are held separately from the assets of the group.
The strategic aim of the investment is to achieve, as continuously as possible, an increase in value over time. For this purpose, the fund invests mainly in government bonds, corporate bonds, investment funds and equities. It invests predominantly in developed regions. Overall, emphasis is placed on having a high degree of diversification.
The latest measurement of the defined benefit obligation of the plan at 31 December 2021 was carried out by independent qualified actuaries, using the projected unit credit method. The next measurement will have an effective date of 31 December 2022.

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets £m	Present value of defined benefit obligations £m	Total £m
Defined benefit pension plans	668	(742)	(74)
Defined benefit healthcare plans	—	(68)	(68)
At 31 Dec 2021	668	(810)	(142)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(196)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			54
Defined benefit pension plans	693	(876)	(183)
Defined benefit healthcare plans	—	(75)	(75)
At 31 Dec 2020	693	(951)	(258)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(288)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			30

Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Net defined benefit asset/(liability)
	HSBC Trinkaus & Burkhardt Pension Plan2 £m	Other plans £m	HSBC Trinkaus & Burkhardt Pension Plan2 £m	Other plans £m	HSBC Trinkaus & Burkhardt Pension Plan2 £m	Other plans £m
At 1 Jan 2021	435	258	(489)	(387)	(54)	(129)
Service cost	—	—	(7)	(27)	(7)	(27)
– current service cost	—	—	(8)	(11)	(8)	(11)
– past service cost and gains from settlements	—	—	1	(16)	1	(16)
Net interest income/(cost) on the net defined benefit asset/(liability)	3	4	(3)	(3)	—	1
Remeasurement effects recognised in other comprehensive income	17	(2)	26	16	43	14
– return on plan assets (excluding interest income)	17	(2)	—	—	17	(2)
– actuarial gains/(losses)	—	—	26	16	26	16
– other changes	—	—	—	—	—	—
Exchange differences	(28)	(1)	29	9	1	8
Benefits paid	—	(15)	10	19	10	4
Other movements1	7	(10)	(4)	69	3	59
At 31 Dec 2021	434	234	(438)	(304)	(4)	(70)

A1 Jan 2020	405	175	(434)	(325)	(29)	(150)
Service cost	—	—	(12)	(1)	(12)	(1)
– current service cost	—	—	(14)	(10)	(14)	(10)
– past service cost and gains from settlements	—	—	2	9	2	9
Net interest income/(cost) on the net defined benefit asset/(liability)	3	16	(4)	(16)	(1)	—
Remeasurement effects recognised in other comprehensive income	(3)	84	(20)	(79)	(23)	5
– return on plan assets (excluding interest income)	(3)	26	—	—	(3)	26
– actuarial gains/(losses)	—	—	(21)	(27)	(21)	(27)
– other changes	—	58	1	(52)	1	6
Exchange differences	23	—	(24)	(9)	(1)	(9)
Benefits paid	—	(39)	10	46	10	7
Other movements1	7	22	(5)	(3)	2	19
At 31 Dec 2020	435	258	(489)	(387)	(54)	(129)
1
Other movements include contributions by the group, contributions by employees, administrative costs and tax paid by plan.

2
The HSBC Trinkaus & Burkhardt Pension Plan and its comparatives have been disclosed as it is considered to be a prominent plan within the group. Figures disclosed comprise this prominent plan and other plans in Germany.

HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG) does not expect to make contributions to the HSBC Trinkaus & Burkhardt Pension Plan during 2022. Benefits expected to be paid from the HSBC Trinkaus & Burkhardt Pension Plan to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2022 £m	2023 £m	2024 £m	2025 £m	2026 £m	2027-2031 £m
HSBC Trinkaus & Burkhardt Pension Plan1	10	9	9	11	10	59

1
The duration of the defined benefit obligation is 17.1 years for the HSBC Trinkaus & Burkhardt Pension Plan under the disclosure assumptions adopted (2020: 18.2 years; 2019: 18.1 years).

Fair value of plan assets by asset classes
	31 Dec 2021				31 Dec 2020
	Value £m	Quoted market price in active market £m	No quoted market price in active market £m	Thereof HSBC £m	Value £m	Quoted market price in active market £m	No quoted market price in active market £m	Thereof HSBC £m
HSBC Trinkaus & Burkhardt Pension Plan
Fair value of plan assets	434	377	57	—	435	418	17	—
– equities	11	11	—	—	19	19	—	—
– bonds	112	112	—	—	109	109	—	—
– other	311	254	57	—	307	290	17	—
Post-employment defined benefit plans’ principal actuarial financial assumptions
The group determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions
	Discount rate %	Inflation rate %	Rate of increase for pensions %	Rate of pay increase %
HSBC Trinkaus & Burkhardt Pension Plan
At 31 Dec 2021	1.14	1.75	1.75	1.75
At 31 Dec 2020	0.70	1.75	1.50	2.50
Mortality tables and average life expectancy at age 65
	Mortality table	Life expectancy at age 65 for a male member currently:		Life expectancy at age 65 for a female member currently:
		Aged 65	Aged 45	Aged 65	Aged 45
HSBC Trinkaus & Burkhardt Pension Plan
At 31 Dec 2021	RT 2018G1	20.6	23.4	24.0	26.3
At 31 Dec 2020	RT 2018G	20.3	23.1	23.8	26.0

1
Heubeck tables: RT 2018G. It is generally accepted and used mortality tables for occupational pension plans in Germany taking into account future mortality improvements and lighter mortality for higher-paid pensioners.

The effect of changes in key assumptions
	HSBC Trinkaus & Burkhardt Pension Plan Obligation
	Financial impact of increase			Financial impact of decrease
	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
Discount rate – increase/decrease of 0.25%	(13)	(15)	(13)	13	16	14
Inflation rate – increase/decrease of 0.25%	11	16	9	(9)	(12)	(9)
Pension payments and deferred pensions – increase/decrease of 0.25%	9	10	9	(8)	(10)	(9)
Pay – increase/decrease of 0.25%	2	4	4	(2)	(4)	(3)
Change in mortality – increase of 1 year	16	19	14	N/A	N/A	N/A
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this in unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit asset recognised in the balance sheet. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the prior period.
Directors’ emoluments
The aggregate emoluments of the Directors of the company, computed in accordance with the Companies Act 2006 as amended by statutory instrument 2008 No.410, were:
	2021 £000	2020 £000	2019 £000
Fees1	1,525	1,256	1,136
Salaries and other emoluments2,5	3,569	2,321	1,958
Annual incentives3	694	576	472
Long-term incentives4	511	727	160
Year ended 31 Dec	6,299	4,880	3,726

1
Fees paid to non-executive Directors.

2
Salaries and other emoluments include fixed pay allowances.

3
Discretionary annual incentives for executive Directors are based on a combination of individual and corporate performance, and are determined by the Remuneration Committee of the company’s parent company, HSBC Holdings plc. Incentive awards made to executive directors are delivered in the form of cash and HSBC Holdings plc shares. The total amount shown is comprised of £346,959 (2020: £288,050; 2019: £235,752) in cash and £346,959 (2020: £288,050; 2019: £235,752) in restricted shares, which is the upfront portion of the annual incentive granted in respect of performance year 2021.

4
The amount shown is comprised of £274,177 (2020: £428,822; 2019: £48,002) in deferred cash, £237,259 (2020: £289,261; 2019: £64,097) in deferred restricted shares, and £0 (2020: £8,826; 2019: £48,050) in shares under the Group Performance Share Plan (‘GPSP’). These amounts relate to the portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2021. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The deferred share awards are subject to at least a six-month retention period upon vesting. Details of the Plans are contained within the Directors’ remuneration report of HSBC Holdings plc. The cost of any awards subject to service conditions under the HSBC Share Plan 2011 are recognised through an annual charge based on the fair value of the awards, apportioned over the period of service to which the award relates.

5
Includes a payment of £1,380,193 (2020: £93,097; 2019: Nil) made to a Director as compensation for loss of employment.

No Director exercised share options over HSBC Holdings plc ordinary shares during the year.
Retirement benefits accruing to one Director under a money purchase scheme in respect of Directors’ qualifying services (2020: one Director; 2019: one Director).
In addition, there were payments during 2021 under unfunded retirement benefit agreements to former Directors of £396,363 (2020: £785,548; 2019: £815,772). The provision at 31 December 2021 in respect of unfunded pension obligations to former Directors amounted to £5,387,505 (2020: £10,245,741; 2019: £10,737,186).

Notes on the Financial Statements
Of these aggregate figures, the following amounts are attributable to the highest paid Director:
	2021 £000	2020 £000	2019 £000
Salaries and other emoluments	1,399	1,392	1,190
Annual incentives1	558	417	260
Long-term incentives2	390	677	105
Year ended 31 Dec	2,347	2,486	1,555

1
Awards made to the highest paid Director are delivered in the form of cash and HSBC Holdings plc shares. The amount shown comprises £279,225 (2020: £208,736; 2019: £130,000) in cash and £279,225 (2020: £208,736; 2019: £130,000) in restricted shares.

2
The amount shown comprises £209,492 (2020: £402,567; 2019: £28,429) in deferred cash, £180,147 (2020: £274,104; 2019: £28,459) in deferred restricted shares. These amounts relate to a portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2021. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The share awards are subject to a six-month retention period upon vesting.

No pension contributions were made by the company in respect of services by the highest paid Director during the year (2020: £19,298; 2019: £Nil)
6
Auditors’ remuneration

	2021 £m	2020 £m	2019 £m
Audit fees payable to PwC	10.4	11.3	10.5
Other audit fees payable	0.4	0.4	0.4
Year ended 31 Dec	10.8	11.7	10.9

Fees payable by the group to PwC
	2021 £m	2020 £m	2019 £m
Fees for HSBC Bank plc’s statutory audit1	4.8	5.3	5.5
Fees for other services provided to the group	14.3	13.1	11.6
– audit of the group’s subsidiaries2	5.6	6.0	5.0
– audit-related assurance services3	5.7	4.2	2.7
– other assurance services4	3.0	2.9	3.9
Year ended 31 Dec	19.1	18.4	17.1

1
Fees payable to PwC for the statutory audit of the consolidated financial statements of the group and the separate financial statements of HSBC Bank plc. They exclude amounts payable for the statutory audit of the company’s subsidiaries which have been included in ‘Fees for other services provided to the group’.

2
Including fees payable to PwC for the statutory audit of the company’s subsidiaries.

3
Including services for assurance and other services that relate to statutory and regulatory filings, including interim reviews.

4
Including permitted services relating to attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end user, including comfort letters.

Fees payable for non-audit services for HSBC Bank plc are not disclosed separately because such fees are disclosed on a consolidated basis for the group.

7
Tax

Tax expense
	2021 £m	2020 £m	2019 £m
Current tax	(187)	195	(103)
– for this year	(245)	186	(75)
– adjustments in respect of prior years	58	9	(28)
Deferred tax	164	(331)	222
– origination and reversal of temporary differences	248	(339)	48
– effect of changes in tax rates	(56)	(26)	—
– adjustments in respect of prior years	(28)	34	174
Year ended 31 Dec1	(23)	(136)	119

1
In addition to amounts recorded in the income statement, a tax credit of £135m (2020: charge of £135m; 2019: credit of £100m) was recorded directly to equity.

The group’s profits are taxed at different rates depending on the country in which the profits arise. The key applicable corporate tax rates in 2021 included the UK and France. The UK tax rate applying to HSBC Bank plc and its banking subsidiaries was 27% (2020: 27%; 2019: 27%), comprising 19% corporation tax plus 8% surcharge on UK banking profits. The applicable tax rate in France was 28% (2020: 32%; 2019: 34%) and reduced to 26% from 1 January 2022. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.
During 2021, legislation was enacted to increase the main rate of UK corporation tax from 19% to 25% from 1 April 2023, increasing the tax credit for 2021 by £56m due to the remeasurement of deferred tax balances. In the UK Budget on 27 October 2021, HM Treasury announced that the UK banking surcharge rate will reduce from 8% to 3% with effect from 1 April 2023. The reduction in the UK banking surcharge rate has not been reflected for accounting purposes as the legislation to effect this change had not been substantively enacted at the balance sheet date.
In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15% from 2023. In January 2022, the UK government opened a consultation on how the UK implements the rules. The impact on HSBC will depend on exactly how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2023. Separately, potential changes to tax legislation and tax rates in the countries in which we operate could increase our effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
Tax reconciliation
The tax charged to the income statement differs from the tax expense that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2021 £m	%	2020 £m	%	2019 £m	%
Profit/(loss) before tax	1,023		(1,614)		(872)
Tax expense
Taxation at UK corporation tax rate	194	19.0	(307)	19.0	(166)	19.0
Impact of taxing overseas profits at different rates	7	0.7	(75)	4.6	26	(3.0)
UK banking surcharge	(2)	(0.2)	(100)	6.2	(34)	3.9
Items increasing the tax charge in 2021:
– impact of temporary differences between French tax returns and IFRS	324	31.7	—	—	—	—
– bank levy	72	7.0	31	(1.9)	17	(1.9)
– adjustments in respect of prior periods	30	2.9	45	(2.8)	146	(16.7)
– impairment of goodwill	—	—	—	—	219	(25.1)
Items reducing the tax charge in 2021:
– tax impact of planned sale of French retail banking business	(324)	(31.7)	—	—	—	—
– non-taxable income and gains	(92)	(9.0)	(55)	3.4	(94)	10.8
– impact of changes in tax rates	(56)	(5.5)	(26)	1.6	(16)	1.8
– deductions for AT1 coupon payments	(53)	(5.2)	(51)	3.2	(34)	3.9
– movements in unrecognised deferred tax	(47)	(4.6)	321	(19.9)	6	(0.7)
– effect of profits in associates and joint ventures	(43)	(4.2)	(3)	0.2	1	(0.1)
– other permanent differences	(26)	(2.5)	24	(1.5)	33	(3.8)
– local taxes and overseas withholding taxes	(4)	(0.4)	49	(3.0)	(5)	0.6
– other	(3)	(0.3)	11	(0.7)	20	(2.3)
Year ended 31 Dec	(23)	(2.3)	(136)	8.4	119	(13.6)
The effective tax rate for the year was (2.3) % (2020: 8.4%; 2019: (13.6) %), reflecting a tax credit arising on a profit before tax. The tax credit for 2021 included favourable non-recurring items in respect of tax rate changes, prior period adjustments and the recognition of previously unrecognised deferred tax assets in France. The effective tax rate for 2020 was reduced by 19.9% by the non-recognition of deferred tax on losses arising in France. The effective tax rate for 2019 was distorted by non-recurring, non-deductible goodwill impairments.
The signing of a framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of £324m) for a provision for loss on disposal which was recorded in the French tax return. A deferred tax liability of the same amount arises as a consequence of the temporary difference between the French tax basis and IFRS in respect of this provision.
Accounting for taxes involves some estimation because the tax law is uncertain and the application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. The current tax asset includes an estimate of tax recoverable from HMRC with regards to past dividends received from EU resident companies. The ultimate resolution of this matter involves litigation for which the outcome is uncertain.

Movement of deferred tax assets and liabilities
	Retirement benefits £m	Loan impairment provisions £m	Property, plant and equipment £m	FVOCI investments £m	Goodwill and intangibles £m	Relief for tax losses2 £m	Other1 £m	Total £m
Assets	63	66	171	—	157	418	—	875
Liabilities	—	(9)	(6)	(166)	—	—	(117)	(298)
At 1 Jan 2021	63	57	165	(166)	157	418	(117)	577
Income statement	28	(10)	51	3	55	(37)	(254)	(164)
Other comprehensive income	(17)	2	(1)	105	—	—	82	171
At 31 Dec 2021	74	49	215	(58)	212	381	(289)	584
Assets3	74	53	215	—	212	381	—	935
Liabilities3	—	(4)	—	(58)	—	—	(289)	(351)
Assets	82	41	172	—	142	82	2	521
Liabilities	—	(6)	(6)	(123)	—	—	—	(135)
At 1 Jan 2020	82	35	166	(123)	142	82	2	386
Income statement	(37)	22	(1)	(3)	15	351	(16)	331
Other comprehensive income	18	—	—	(40)	—	(15)	(103)	(140)
At 31 Dec 2020	63	57	165	(166)	157	418	(117)	577
Assets3	63	66	171	—	157	418	—	875
Liabilities3	—	(9)	(6)	(166)	—	—	(117)	(298)
1
Other deferred tax assets and liabilities relate to share-based payments, cash flow hedges and temporary differences arising between IFRS and French tax returns.

2
The deferred tax asset recognised in respect of tax losses mainly relates to France (£294m), the UK (£40m) and US State tax losses of the New York branch of HSBC Bank plc (£28m), all of which are supported by future profit forecasts.

3
After netting off balances within countries, the balances as disclosed in the financial statements are as follows: deferred tax assets £599m (2020: £597m); and deferred tax liabilities £15m (2020: £20m).

Management has assessed the likely availability of future taxable profits against which to recover the deferred tax assets of the Company and the Group, taking into consideration the reversal of existing taxable temporary differences, past business performance and forecasts of future business performance.
The group’s net deferred tax asset of £584m (2020: £577m) included a net UK deferred tax asset of £448m (2020: £507m), of which £103m related to UK banking tax losses which are expected to be substantially recovered within one year, and a net deferred asset of £7m (2020: £nil) in France, of which £294m (2020: £nil) related to tax losses which are expected to be substantially recovered within 10 years.
Management is satisfied that although the Company recorded a UK tax loss in the year, the aforementioned evidence is sufficient to support recognition of all UK deferred tax assets. These deferred tax assets are supported by future profit forecasts for the whole of HSBC’s UK tax group. This includes a number of companies which are not part of the HSBC Bank plc group, in particular HSBC UK Bank plc and its subsidiaries.
Following the signing of a framework agreement in 2021 for the planned sale of the French retail banking business, that business is now excluded from our deferred tax analysis as its sale is considered probable. Although the French consolidated tax group recorded a tax loss in both 2021 and 2020, this would have been taxable profit if the effects of the retail banking business and other non-recurring items, mainly related to the restructuring of the European business, were excluded. The French net deferred tax asset is supported by forecasts of taxable profit, also taking into consideration the history of profitability in the remaining businesses. No net deferred tax asset was recognised as at 31 December 2020 as management did not consider there to be convincing evidence of sufficient future taxable profits to support recognition.
Unrecognised deferred tax
The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was £1,944m (2020: £2,081m). These amounts consist of unused tax losses, tax credits and temporary differences of £1,141m (2020: £925m) arising in the New York branch of HSBC Bank plc and of £782m (2020: £1,137m) arising in France. Of the unrecognised losses, £394m expire within 10 years (2020: £88m), and the remainder expire after 10 years or do not expire. The value of the French losses which are recognised is based on analysis of the probability of recovery, taking into account forecasting uncertainty.

8
Dividends

Dividends to the parent company
	2021		2020		2019
	£ per share	£m	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of previous year:
– second interim dividend	—	—	—	—	0.51	406
– first special dividend	—	—	—	—	0.85	674
In respect of current year:
– first special dividend	—	—	—	—	1.60	1,277
– second special dividend	—	—	—	—	0.54	430
Total	—	—	—	—	3.50	2,787
Dividends on preference shares classified as equity
Dividend on HSBC Bank plc non-cumulative third dollar preference shares1	0.001	—	1.47	51	1.47	51
Total	0.001	—	1.47	51	1.47	51
Total coupons on capital securities classified as equity		194		212		147
Dividends to parent		194		263		2,985

1
In 2021, the liquidation value of US dollar third dollar preference shares reduced to $0.01 per share.

No dividend was declared on ordinary share capital in respect of 2021 and 2020 (2019: £1,707m).

Total coupons on capital securities classified as equity
	First call date	2021 £m	2020 £m	2019 £m
Undated subordinated additional tier 1 instruments
– €1,900m undated subordinated resettable additional tier 1 instrument 2015	Dec 2020	84	103	97
– €235m undated subordinated resettable additional tier 1 instrument 2016	Jan 2022	12	11	12
– €300m undated subordinated resettable additional tier 1 instrument 2018	Mar 2023	10	10	10
– £555m undated subordinated resettable additional tier 1 instrument 2018	Mar 2023	28	28	28
– £500m undated subordinated resettable additional tier 1 instrument 2019	Nov 2024	24	24	—
– €250m undated subordinated resettable additional tier 1 instrument 2019	Nov 2024	7	8	—
– £431m undated subordinated resettable additional tier 1 instrument 2019	Dec 2024	20	20	—
– €200m undated subordinated resettable additional tier 1 instrument 2019	Jan 2025	9	8	—
Total		194	212	147

9
Segmental analysis

Basis of preparation
The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments. Business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items from reported results. We therefore present a reconciliation between reported and adjusted results as required by IFRSs.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and functions to the extent that they can be meaningfully attributed to businesses and countries. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-group elimination items for the businesses are presented in Corporate Centre.
Change in reportable segments
During 2021, Global Banking and Markets (‘GBM’) in Europe was re-segmented into Market and Securities Services (‘MSS’), Global Banking (‘GB’) and GBM Other to align with the reorganised GBM management structure and internal reporting to the Executive Committee and CODM.

Comparative data have been re-presented accordingly.
Our businesses
HSBC provides a comprehensive range of banking and related financial services to its customers through its global businesses. The products and services offered to customers are organised by these global businesses.
Our operating model has the following material segments: WPB; CMB; a GBM business which is further split into three reportable segments comprising MSS, GB and GBM Other reflecting the reorganisation of the GBM management structure during the year; and a Corporate Centre. These segments are supported by Digital Business Services and 11 global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources. These business segment are our reportable segments under IFRS 8 ‘Operating Segments’.By operating segment:
•
Markets and Securities Services (‘MSS’): Markets and Securities Services is a products group that services all of the company’s clients, from those in Global Banking to Commercial Banking and Wealth and Personal Banking. We offer clients a range of services and capabilities including Trading, Financing and Securities Services across asset classes and geographies, supported by dedicated sales and research teams. Our European teams play a key role in providing cross-asset services, bridging emerging and developed Markets, and collaborating with other global businesses to provide clients across the Group with bespoke products and solutions that support their growth ambitions. We continue to invest in technology and digital transformation to enhance client experience, improve operational efficiencies and future proof the business. We have taken actions to streamline our cost base, optimise the usage of financial resources and enhance returns. Conduct is at the heart of everything we do and we are determined to have the highest conduct standards in the industry.

•
Global Banking (‘GB’): Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including corporate banking, capital markets, advisory, trade services and global liquidity and cash management. Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that meet the needs of clients across the company. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions through our European client base, supporting the Europe ambition to be the leading international wholesale bank.

•
GBM Other: GBM Other primarily comprises Principal Investments and GBM’s share of the company’s Markets Treasury function. The Principal Investments portfolio is focused on delivering investments that align to the group’s strategy and seeks to deliver strong returns across a diversified portfolio. Our commitment to sustainable private equity funds contributes directly to the Group’s aim to provide and facilitate $750bn and $1tn of sustainable finance and investment by 2030.

•
Commercial Banking (‘CMB’): We have a clear strategy to be the leading international corporate bank in Europe. We help to connect our European customers to our international network of relationship managers and product specialists; supporting their growth ambitions and targets. Our products, which are designed to help our customers seize growth opportunities, range from term loans to region-wide treasury and trade solutions. Commercial Banking is at the centre of creating revenue synergies within the Group: we collaborate closely with our Global Banking and Markets colleagues to provide expertise in capital finance and advisory solutions to support our Commercial Banking clients. Our trade teams within Commercial Banking also provide import and export finance solutions to Global Banking and Markets clients. We also enable customers to gain visibility over their liquidity positions through our main hubs in France and Germany, which in turn helps clients to unlock efficiencies in their Treasury structures. As the European economy pivots to a net zero carbon economy, we are expanding our services and products to provide customers with innovative sustainable finance solutions and ensuring our relationship managers are informed to match these to our clients’ net zero ambitions.

•
Wealth and Personal Banking (‘WPB’): In Europe, Wealth and Personal Banking serves customers with their financial needs through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management. Our core retail proposition offers a full suite of products including personal banking, mortgages, loans, credit cards, savings, investments and insurance. Alongside this, WPB offers various propositions in certain markets, including Jade, Premier, and Advance; as well as wealth solutions, financial planning and international services. In the Channel Islands and the Isle of Man, we serve local Islanders as well as international customers through our HSBC Expat proposition. Our Private Banking proposition serves high net worth and ultra-high net worth clients with investable assets greater than $5m in Channel Islands and Isle of Man, France and Germany. The range of services available to private banking clients includes investment management, Private Wealth Solutions and bespoke lending such as lending against financial assets and residential mortgage financing for high-end properties. Private Banking hosts a ‘Next Generation’ programme of events to support our client’s next generation in building and retaining the wealth within the family. The Private bank offers this through its philanthropy advisory to our clients, which looks at business succession planning. We continue to focus on meeting the needs of our customers, the communities we serve, and our people, whilst working to build the bank of the future.

Notes on the Financial Statements
Adjusted profit/(loss) before tax
	2021
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	2,055	1,367	579	1,095	1,275	(41)	6,330
– of which: net interest income/(expense)	(232)	568	224	649	567	(22)	1,754
Change in expected credit losses and other credit impairment charges	1	140	5	7	23	(2)	174
Net operating income/(expense)	2,056	1,507	584	1,102	1,298	(43)	6,504
Total operating expenses	(2,064)	(918)	(485)	(612)	(975)	(64)	(5,118)
Operating profit/(loss)	(8)	589	99	490	323	(107)	1,386
Share of loss in associates and joint ventures	—	—	—	—	—	191	191
Adjusted profit/(loss) before tax	(8)	589	99	490	323	84	1,577
	%	%	%	%	%		%
Adjusted cost efficiency ratio	100.4	67.2	83.9	55.9	76.5		80.9
	2020
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	1,968	1,381	624	1,133	1,035	(144)	5,997
– of which: net interest income/(expense)	(96)	651	46	686	664	(53)	1,898
Change in expected credit losses and other credit impairment charges	1	(448)	(4)	(322)	(39)	4	(808)
Net operating income/(expense)	1,969	933	620	811	996	(140)	5,189
Total operating expenses	(1,949)	(878)	(672)	(659)	(1,128)	(86)	(5,372)
Operating profit/(loss)	20	55	(52)	152	(132)	(226)	(183)
Share of profit in associates and joint ventures	—	—	—	—	—	(1)	(1)
Adjusted profit/(loss) before tax	20	55	(52)	152	(132)	(227)	(184)
	%	%	%	%	%		%
Adjusted cost efficiency ratio	99.0	63.6	107.7	58.2	109.0		89.6
	2019
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	1,650	1,546	577	1,212	1,357	(273)	6,069
– of which: net interest income/(expense)	19	812	(61)	761	746	(794)	1,483
Change in expected credit losses and other credit impairment charges	(6)	(32)	(3)	(109)	(3)	29	(124)
Net operating income/(expense)	1,644	1,514	574	1,103	1,354	(244)	5,945
Total operating expenses	(1,949)	(898)	(684)	(646)	(1,077)	(78)	(5,332)
Operating profit/(loss)	(305)	616	(110)	457	277	(322)	613
Share of profit in associates and joint ventures	—	—	—	—	—	(10)	(10)
Adjusted profit/(loss) before tax	(305)	616	(110)	457	277	(332)	603
	%	%	%	%	%		%
Adjusted cost efficiency ratio	118.1	58.1	118.5	53.3	79.4		87.9

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue. It includes inter-segment revenue which is eliminated in Corporate Centre, amounting to £124m (2020: £167m; 2019: £261m).

Reported external net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2021 £m	2020 £m	2019 £m
Reported external net operating income by country1	6,120	5,900	6,044
– UK	2,937	2,914	2,987
– France	1,677	1,528	1,653
– Germany	887	814	710
– Other countries	619	644	694

Adjusted results reconciliation
	2021			2020			2019
	Adjusted £m	Significant items £m	Reported £m	Adjusted £m	Significant items £m	Reported £m	Adjusted £m	Significant items £m	Reported £m
Revenue1	6,330	(210)	6,120	5,997	(97)	5,900	6,069	(25)	6,044
ECL	174	—	174	(808)	—	(808)	(124)	—	(124)
Operating expenses	(5,118)	(344)	(5,462)	(5,372)	(1,333)	(6,705)	(5,332)	(1,450)	(6,782)
Share of profit/(loss) in associates and joint ventures	191	—	191	(1)	—	(1)	(10)	—	(10)
Profit/(loss) before tax	1,577	(554)	1,023	(184)	(1,430)	(1,614)	603	(1,475)	(872)
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Adjusted profit/(loss) reconciliation
	2021 £m	2020 £m	2019 £m
Year ended 31 Dec
Adjusted profit/(loss) before tax	1,577	(184)	603
Significant items	(554)	(1,430)	(1,475)
– fair value movements on financial instruments1	(5)	(3)	(24)
– UK customer redress programmes	(1)
– cost of structural reform	—	—	(87)
– restructuring and other related costs	(549)	(773)	(204)
– settlements and provisions in connection with legal and regulatory matters	—	(9)	(7)
– impairment of goodwill	—	—	(1,152)
– impairment of other intangible assets	—	(645)	—
Reported profit/(loss) before tax	1,023	(1,614)	(872)

1
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

Balance sheet by business
	MSS £m	GB £m	GBM Other £m	CMB £m	WPB £m	Corporate Centre £m	Total £m
31 Dec 2021
Loans and advances to customers	2,016	37,685	197	23,529	27,574	176	91,177
Customer accounts	34,243	74,179	4,355	50,297	41,939	228	205,241
31 Dec 2020
Loans and advances to customers	3,451	42,810	606	25,809	28,638	177	101,491
Customer accounts	23,780	77,393	4,173	48,368	41,258	212	195,184

10
Trading assets

	2021 £m	2020 £m
Treasury and other eligible bills	2,451	3,273
Debt securities	27,004	31,399
Equity securities	40,930	36,775
Trading securities	70,385	71,447
Loans and advances to banks1	4,142	5,058
Loans and advances to customers1	9,179	10,471
At 31 Dec	83,706	86,976

1
Loans and advances to banks and customers include reverse repos, stock borrowing and other amounts.

11
Fair values of financial instruments carried at fair value

Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk taker.
For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, the group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:
•
the extent to which prices may be expected to represent genuine traded or tradable prices;

•
the degree of similarity between financial instruments;

•
the degree of consistency between different sources;

•
the process followed by the pricing provider to derive the data;

•
the elapsed time between the date to which the market data relates and the balance sheet date; and

•
the manner in which the data was sourced.

For fair values determined using valuation models, the control framework may include, as applicable, development or validation by independent support functions of: (i) the logic within valuation models; (ii) the inputs to these models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.
Financial liabilities measured at fair value
In certain circumstances, the group records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are based either on quoted prices in an inactive market for the instrument or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread that is appropriate to the group’s liabilities.
Structured notes issued and certain other hybrid instruments are included within trading liabilities and are measured at fair value. The spread applied to these instruments is derived from the spreads at which the group issues structured notes.
Fair value hierarchy
Fair values of financial assets and liabilities are determined according to the following hierarchy:
•
Level 1 – valuation technique using quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.

•
Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.

•
Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Financial instruments carried at fair value and bases of valuation
	2021				2020
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	59,813	22,549	1,344	83,706	60,890	24,475	1,611	86,976
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,332	9,146	3,171	18,649	5,658	7,095	3,467	16,220
Derivatives	1,987	137,418	1,816	141,221	1,668	197,568	1,974	201,210
Financial investments	29,669	10,235	1,387	41,291	38,347	11,829	1,635	51,811
Liabilities
Trading liabilities	32,886	12,967	580	46,433	29,847	14,264	118	44,229
Financial liabilities designated at fair value	1,020	30,467	2,121	33,608	928	38,714	1,150	40,792
Derivatives	1,105	135,809	2,454	139,368	1,058	195,078	3,096	199,232

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments £m	Trading assets £m	Designated and otherwise mandatorily measured at fair value through profit or loss £m	Derivatives £m	Trading liabilities £m	Designated at fair value £m	Derivatives £m
Year ended 31 Dec 2021
Transfers from Level 1 to Level 2	366	1,731	757	—	27	—	—
Transfers from Level 2 to Level 1	244	990	399	—	91	—	—
Year ended 31 Dec 2020
Transfers from Level 1 to Level 2	200	915	—	—	77	6,013	—
Transfers from Level 2 to Level 1	1,557	1,557	71	—	304	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.
Fair value adjustments
Fair value adjustments are adopted when the group determines there are additional factors considered by market participants that are not incorporated within the valuation model. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement, such as when models are enhanced and fair value adjustments may no longer be required.

Fair value adjustments
	2021		20201
	MSS £m	Corporate Centre £m	MSS £m	Corporate Centre £m
Type of adjustment
Risk-related	505	31	647	16
– bid-offer	190	—	252	—
– uncertainty	37	1	60	1
– credit valuation adjustment	99	26	211	15
– debt valuation adjustment	(27)	—	(40)	—
– funding fair value adjustment	206	4	151	—
– other	—	—	13	—
Model-related	19	—	47	—
– model limitation	19	—	44	—
– other	—	—	3	—
Inception profit (Day 1 P&L reserves)	65	—	60	—
At 31 Dec	589	31	754	16

1
A change in reportable segments was made in 2021. Comparatives data have been re-presented accordingly. For further guidance, refer to Note 9: Segmental Analysis on page F-37.

Bid-offer
IFRS 13 ‘Fair value measurement’ requires use of the price within the bid-offer spread that is most representative of fair value. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the extent to which bid-offer costs would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position.
Uncertainty
Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective. In these circumstances, an adjustment may be necessary to reflect the likelihood that market participants would adopt more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model.
Credit and debit valuation adjustments
The CVA is an adjustment to the valuation of over-the-counter (‘OTC’) derivative contracts to reflect the possibility that the counterparty may default, and that the group may not receive the full market value of the transactions.
The DVA is an adjustment to the valuation of OTC derivative contracts to reflect the possibility that HSBC may default, and that it may not pay the full market value of the transactions.
HSBC calculates a separate CVA and DVA for each legal entity, and for each counterparty to which the entity has exposure. With the exception of central clearing parties, all third-party counterparties are included in the CVA and DVA calculations, and these adjustments are not netted across Group’s entities.
HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty, conditional on the non-default of HSBC, to HSBC’s expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default.
Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying the result by the proportional loss expected in the event of default. Both calculations are performed over the life of the potential exposure.
For most products, HSBC uses a simulation methodology, which incorporates a range of potential exposures over the life of the portfolio, to calculate the expected positive exposure to a counterparty. The simulation methodology includes credit mitigants, such as counterparty netting agreements and collateral agreements with the counterparty. The methodologies do not, in general, account for ‘wrong-way risk’, which arises when the underlying value of the derivative prior to any CVA is positively correlated to the PD of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect this risk in the valuation.
Funding fair value adjustment
The Funding fair value adjustment is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. The expected future funding exposure is calculated by a simulation methodology, where available, and is adjusted for events that may terminate the exposure, such as the default of HSBC or the counterparty. The FFVA and DVA are calculated independently.
Model limitation
Models used for portfolio valuation purposes may be based upon a simplified set of assumptions that do not capture all current and future material market characteristics. In these circumstances, model limitation adjustments are adopted.

Inception profit (Day 1 P&L reserves)
Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed in Note 1.
Notes on the Financial Statements
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial Investments £m	Held for trading £m	Designated and otherwise mandatorily measured at fair value through profit or loss £m	Derivatives £m	Total £m	Held for trading £m	Designated at fair value £m	Derivatives £m	Total £m
Private equity including strategic investments	79	1	2,898	—	2,978	7	—	—	7
Asset-backed securities	495	97	—	—	592	—	—	—	—
Structured notes	—	—	—	—	—	—	2,120	—	2,120
Derivatives	—	—	—	1,816	1,816	—	—	2,454	2,454
Other portfolios	813	1,246	273	—	2,332	573	1	—	574
At 31 Dec 2021	1,387	1,344	3,171	1,816	7,718	580	2,121	2,454	5,155

Private equity including strategic investments	75	3	3,153	—	3,231	3	—	—	3
Asset-backed securities	847	372	18	—	1,237	—	—	—	—
Structured notes	—	—	—	—	—	21	1,147	—	1,168
Derivatives	—	—	—	1,974	1,974	—	—	3,095	3,095
Other portfolios	713	1,236	296	—	2,245	94	3	1	98
At 31 Dec 2020	1,635	1,611	3,467	1,974	8,687	118	1,150	3,096	4,364
Level 3 instruments are present in both ongoing and legacy businesses. Loans held for securitisation, certain derivatives and predominantly all Level 3 asset-backed securities(‘ABS’) are legacy positions. HSBC has the capability to hold these positions.
Private equity including strategic investments
The investment’s fair value is estimated: on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors; by reference to market valuations for similar entities quoted in an active market; the price at which similar companies have changed ownership; or from published net asset values (‘NAVs’) received. If necessary, adjustments are made to the NAV of funds to obtain the best estimate of fair value.
Asset-backed securities
While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required. For certain ABSs, such as residential mortgage-backed securities, the valuation uses an industry standard model with assumptions relating to prepayment speeds, default rates and loss severity based on collateral type, and performance, as appropriate. The valuations output is benchmarked for consistency against observable data for securities of a similar nature.
Structured notes
The fair value of Level 3 structured notes is derived from the fair value of the underlying debt security, and the fair value of the embedded derivative is determined as described in the paragraph below on derivatives. These structured notes comprise principally equity-linked notes, issued by HSBC, which provide the counterparty with a return linked to the performance of equity securities and other portfolios. Examples of the unobservable parameters include long-dated equity volatilities and correlations between equity prices, and interest and foreign exchange rates.
Derivatives
OTC derivative valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data, wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices through model calibration procedures or estimated from historical data or other sources.
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial Investments £m	Trading assets £m	Designated and otherwise mandatorily measured at fair value through profit or loss £m	Derivatives £m	Trading liabilities £m	Designated at fair value £m	Derivatives £m
At 1 Jan 2021	1,635	1,611	3,467	1,974	118	1,150	3,096
Total gains/(losses) recognised in profit or loss	15	(77)	148	1,608	11	(316)	1,362
– net income from financial instruments held for trading or managed on a fair value basis	—	(77)	—	1,608	11	—	1,362
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	148	—	—	(316)	—
– gains less losses from financial investments at fair value through other comprehensive income	15	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	(75)	(4)	(152)	(6)	(1)	(32)	(8)
– financial investments: fair value gains/(losses)	(27)	—	—	—	—	—	—
– exchange differences	(48)	(4)	(152)	(6)	(1)	(32)	(8)
Purchases	555	686	543	—	742	1	—
New issuances	—	—	—	—	25	2,213	—
Sales	(417)	(209)	(813)	—	(3)	(20)	—
Settlements	(109)	(506)	(5)	(1,722)	(504)	(1,053)	(2,343)
Transfers out	(218)	(668)	(41)	(368)	(5)	(137)	(465)
Transfers in	1	511	24	330	197	315	812
At 31 Dec 2021	1,387	1,344	3,171	1,816	580	2,121	2,454
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2021	—	(11)	51	846	—	102	(721)
– trading income/(expense) excluding net interest income	—	(11)	—	846	—	—	(721)
– net income/(expense) from other financial instruments designated at fair value	—	—	51	—	—	102	—

At 1 Jan 2020	1,554	3,203	3,737	1,637	40	943	1,681
Total gains/(losses) recognised in profit or loss	14	3	95	1,582	237	87	2,644
– net income from financial instruments held for trading or managed on a fair value basis	—	3	—	1,582	237	—	2,644
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	95	—	—	87	—
– gains less losses from financial investments at fair value through other comprehensive income	14	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)	21	56	(12)	33	1	23	7
– financial investments: fair value gains/(losses)	58	—	2	—	—	—	—
– exchange differences	(37)	56	(14)	33	1	23	7
Purchases	294	442	1,061	—	53	—	—
New issuances	—	—	—	—	5	575	—
Sales	(525)	(791)	(1,435)	—	(198)	—	—
Settlements	(116)	(868)	(79)	(1,138)	(20)	(525)	(1,080)
Transfers out	(61)	(1,336)	(61)	(358)	(7)	(265)	(437)
Transfers in	454	902	161	218	7	312	281
At 31 Dec 2020	1,635	1,611	3,467	1,974	118	1,150	3,096
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2020	—	(24)	43	505	(1)	(73)	1,171
– trading income/(expense) excluding net interest income	—	(24)	—	505	(1)	—	1,171
– net income from other financial instruments designated at fair value	—	—	43	—	—	(73)	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	2021				2020
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m
Derivatives, trading assets and trading liabilities1	92	(70)	—	—	161	(145)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	247	(247)	—	—	226	(226)	—	—
Financial investments	15	(15)	51	(50)	26	(26)	49	(49)
Year ended 31 Dec	354	(332)	51	(50)	413	(397)	49	(49)

1
Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	2021				2020
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m	Favourable changes £m	Un- favourable changes £m
Private equity including strategic investments	232	(234)	7	(7)	193	(195)	7	(7)
Asset-backed securities	39	(20)	1	—	64	(40)	5	(4)
Structured notes	6	(6)	—	—	23	(23)	—	—
Derivatives	29	(34)	—	—	73	(70)	—	—
Other portfolios	48	(38)	43	(43)	60	(69)	37	(38)
Year ended 31 Dec	354	(332)	51	(50)	413	(397)	49	(49)
The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2021		2020
	Assets £m	Liabilities £m	Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
					Lower	Higher	Lower	Higher
Private equity including strategic investments	2,978	7	See below	See below	N/A	N/A	N/A	N/A
Asset-backed securities	592	—
– CLO/CDO1	14	—	Market proxy	Bid quotes	—	100	—	100
– Other ABSs	578	—	Market proxy	Bid quotes	—	100	—	100
Structured notes	—	2,120
– equity-linked notes	—	1,856	Model – Option model	Equity volatility	6%	124%	0%	115%
				Equity correlation	34%	99%	(4)%	79%
– fund-linked notes	—	—	Model – Option model	Fund volatility			0%	21%
– FX-linked notes	—	14	Model – Option model	FX volatility	3%	99%	0%	23%
– other	—	250
Derivatives	1,816	2,454
– Interest rate derivatives:	594	749
securitisation swaps	211	439	Model – Discounted cash flow	Constant prepayment rate	5%	50%	6%	6%
long-dated swaptions	27	54	Model – Option model	IR volatility	15%	35%	6%	28%
other	356	256
– FX derivatives:	384	418
FX options	116	107	Model – Option model	FX volatility	2%	99%	3%	40%
other	268	311					0%	70%
– Equity derivatives:	706	1,140
long-dated single stock options	425	586	Model – Option model	Equity volatility	4%	138%	7%	70%
other2	281	554
– Credit derivatives:	132	147
other	132	147
Other portfolios	2,332	574
– repurchase agreements	329	—	Model – Discounted cash flow	IR curve	1%	5%	—%	5%
– other3	2,003	574
At 31 Dec	7,718	5,155
1
Collateralised loan obligation/collateralised debt obligation.

2
Other equity derivatives consists mainly of swaps and OTC options.

3
Other consists of various instruments including investment in funds, repurchase agreement and bonds.

Private equity including strategic investments
Given the bespoke nature of the analysis in respect of each holding, it is not practical to quote a range of key unobservable inputs. The key unobservable inputs would be price and correlation. The valuation approach includes using a range of inputs that include company specific financials, traded comparable company’s multiples, published net asset values and qualitative assumptions, which are not directly comparable or quantifiable.

Prepayment rates
Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. They vary according to the nature of the loan portfolio and expectations of future market conditions, and may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historical prepayment rates and macroeconomic modelling.
Market proxy
Market proxy pricing may be used for an instrument when specific market pricing is not available, but there is evidence from instruments with common characteristics. In some cases, it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence.
Volatility
Volatility is a measure of the anticipated future variability of a market price. It varies by underlying reference market price, and by strike and maturity of the option.
Certain volatilities, typically those of a longer-dated nature, are unobservable and estimated from observable data. The range of unobservable volatilities reflects the wide variation in volatility inputs by reference market price. The core range is significantly narrower than the full range because these examples with extreme volatilities occur relatively rarely within the HSBC portfolio.
Correlation
Correlation is a measure of the inter-relationship between two market prices, and is expressed as a number between minus one and one. It is used to value more complex instruments where the payout is dependent upon more than one market price. There is a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations and cross-asset correlations is used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.
Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships. The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair.
Credit spread
Credit spread is the premium over a benchmark interest rate required by the market to accept lower credit quality. In a discounted cash flow model, the credit spread increases the discount factors applied to future cash flows, thereby reducing the value of an asset. Credit spreads may be implied from market prices and may not be observable in more illiquid markets.
Inter-relationships between key unobservable inputs
Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macroeconomic or other events. Furthermore, the effect of changing market variables on the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable.

12
Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount £m	Quoted market price Level 1 £m	Observable inputs Level 2 £m	Significant unobservable inputs Level 3 £m	Total £m
At 31 Dec 2021
Assets
Loans and advances to banks	10,784	—	10,786	—	10,786
Loans and advances to customers	91,177	—	—	91,276	91,276
Reverse repurchase agreements – non-trading	54,448	—	54,448	—	54,448
Financial investments – at amortised cost	10	2	—	8	10
Liabilities
Deposits by banks	32,188	—	32,102	—	32,102
Customer accounts	205,241	—	205,236	—	205,236
Repurchase agreements – non-trading	27,259	—	27,259	—	27,259
Debt securities in issue	9,428	—	9,286	144	9,430
Subordinated liabilities	12,488	—	13,118	—	13,118
At 31 Dec 2020
Assets
Loans and advances to banks	12,646	—	12,649	—	12,649
Loans and advances to customers	101,491	—	—	101,584	101,584
Reverse repurchase agreements – non-trading	67,577	—	67,577	—	67,577
Financial investments – at amortised cost	15	—	7	7	14
Liabilities
Deposits by banks	34,305	—	34,249	—	34,249
Customer accounts	195,184	—	195,076	104	195,180
Repurchase agreements – non-trading	34,903	—	34,903	—	34,903
Debt securities in issue	17,371	—	17,094	273	17,367
Subordinated liabilities	13,764	—	14,638	—	14,638
Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks and items in the course of collection from and transmission to other banks, all of which are measured at amortised cost.
Valuation
Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It does not reflect the economic benefits and costs that HSBC expects to flow from an instrument’s cash flow over its expected future life. Our valuation methodologies and assumptions in determining fair values for which no observable market prices are available may differ from those of other companies.
Loans and advances to banks and customers
To determine the fair value of loans and advances to banks and customers, loans are segregated, as far as possible, into portfolios of similar characteristics. Fair values are based on observable market transactions, when available. When they are unavailable, fair values are estimated using valuation models incorporating a range of input assumptions. These assumptions may include: value estimates from third-party brokers reflecting over-the-counter trading activity; forward-looking discounted cash flow models, taking account of expected customer prepayment rates, using assumptions that HSBC believes are consistent with those that would be used by market participants in valuing such loans; new business rates estimates for similar loans; and trading inputs from other market participants including observed primary and secondary trades. From time to time, we may engage a third-party valuation specialist to measure the fair value of a pool of loans.
The fair value of loans reflects expected credit losses at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans, and the fair value effect of repricing between origination and the balance sheet date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.
Financial investments
The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that incorporate the prices and future earnings streams of equivalent quoted securities.

Deposits by banks and customer accounts
The fair values of on-demand deposits are approximated by their carrying value. For deposits with longer-term maturities, fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities.
Debt securities in issue and subordinated liabilities
Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments. When quoted market prices are unavailable, these instruments are valued using valuation techniques, the inputs for which are derived from observable market data and, where relevant, from assumptions in respect of unobservable inputs.
Repurchase and reverse repurchase agreements – non-trading
Fair values approximate carrying amounts as balances are generally short dated.
13
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2021 £m	2020 £m
Securities	15,738	14,620
– debt securities	2,584	2,918
– equity securities	13,154	11,702
Loans and advances to banks and customers	2,613	1,285
Other	298	315
At 31 Dec	18,649	16,220

14
Derivatives

Notional contract amounts and fair values of derivatives by product contract type
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading £m	Hedging £m	Trading £m	Hedging £m	Total £m	Trading £m	Hedging £m	Total £m
Foreign exchange	4,737,254	4,045	49,775	266	50,041	(48,613)	(67)	(48,680)
Interest rate	8,727,934	39,553	99,744	144	99,888	(96,297)	(270)	(96,567)
Equities	498,980	—	9,718	—	9,718	(11,881)	—	(11,881)
Credit	134,440	—	1,582	—	1,582	(2,159)	—	(2,159)
Commodity and other	42,677	—	681	—	681	(770)	—	(770)
Offset (Note 29)					(20,689)			20,689
At 31 Dec 2021	14,141,285	43,598	161,500	410	141,221	(159,720)	(337)	(139,368)

Foreign exchange	4,378,792	5,297	60,341	191	60,532	(59,990)	(41)	(60,031)
Interest rate	8,922,892	40,258	155,752	619	156,371	(151,623)	(488)	(152,111)
Equities	481,638	—	10,857	—	10,857	(12,598)	—	(12,598)
Credit	198,306	—	1,874	—	1,874	(2,672)	—	(2,672)
Commodity and other	82,130	—	1,572	—	1,572	(1,816)	—	(1,816)
Offset (Note 29)					(29,996)			29,996
At 31 Dec 2020	14,063,758	45,555	230,396	810	201,210	(228,699)	(529)	(199,232)
The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Derivative asset and liability fair values decreased during 2021, driven by yield curve movements and changes in foreign exchange rates.
Use of derivatives
We undertake derivatives activity for three primary purposes: to create risk management solutions for clients, to manage the portfolio risks arising from client business, and to manage and hedge our own risks.
Trading derivatives
Most of the group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities include market-making and risk management. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume. Risk management activity is undertaken to manage the risk arising from client transactions, with the principal purpose of retaining client margin. Other derivatives classified as held for trading include non-qualifying hedging derivatives.
Substantially all of the group’s derivatives entered into with subsidiaries are managed in conjunction with financial liabilities designated at fair value.
Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had the valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is in the following table:
	2021 £m	2020 £m
Unamortised balance at 1 Jan	60	42
Deferral on new transactions	156	105
Recognised in the income statement during the year:	(152)	(88)
– amortisation	(88)	(57)
– subsequent to unobservable inputs becoming observable	(2)	(2)
– maturity, termination or offsetting derivative	(60)	(28)
– risk hedged	(2)	(1)
Exchange differences and other	—	1
Unamortised balance at 31 Dec1	64	60

1
This amount is yet to be recognised in the consolidated income statement.

Hedge accounting derivatives
The group applies hedge accounting to manage the following risks: interest rate and foreign exchange.
Fair value hedges
The group enters into fixed-for-floating-interest-rate swaps to manage the exposure to changes in fair value due to movements in market interest rates on certain fixed rate financial instruments which are not measured at fair value through profit or loss, including debt securities held and issued.

Hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount1	Assets	Liabilities	Balance sheet presentation	Change in fair value2
Hedged risk	£m	£m	£m		£m
Interest rate3	24,486	139	(270)	Derivatives	159
At 31 Dec 2021	24,486	139	(270)		159
Interest rate3	29,737	617	(488)	Derivatives	(364)
At 31 Dec 2020	29,737	617	(488)		(364)

1
The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

2
Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.

3
The hedged risk ‘interest rate’ includes inflation risk.

Hedged item by hedged risk
	Hedged item					Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount2
Hedged risk	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Balance sheet presentation	Change in fair value1 £m	Recognised in profit and loss £m	Profit and loss presentation
Interest rate3	14,099	—	167	—	Financial assets at fair value through other comprehensive income	(278)	(9)	Net income from financial instruments held for trading or managed on a fair value basis
	1	—	(2)	—	Loans and advances to banks	(2)
	997	—	7	—	Loans and advances to customers	(16)
	—	2,844	—	71	Debt securities in issue	24
	—	5,841	—	(77)	Subordinated liabilities and deposits by banks4	104
At 31 Dec 2021	15,097	8,685	172	(6)		(168)	(9)
Interest rate3	20,295	—	588	—	Financial assets at fair value through other comprehensive income	409	(14)	Net income from financial instruments held for trading or managed on a fair value basis
	4	—	2	—	Loans and advances to banks	2
	1,327	—	23	—	Loans and advances to customers	15
	—	576	—	108	Debt securities in issue	4
	—	6,483	—	248	Subordinated liabilities and deposits by banks4	(80)
At 31 Dec 2020	21,626	7,059	613	356		350	(14)
1
Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.

2
The accumulated amounts of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were £21m (2020: £ (29) m) for ‘Financial assets at fair value through other comprehensive income’, is £nil (2020: £Nil) for ‘Deposits by banks’ and £19m (2020: £24m) for ‘Debt securities in issue’.

3
The hedged risk ‘interest rate’ includes inflation risk.

4
The notional amount of non-dynamic fair value hedges was £5,886m (2020: £6,178m) of which the weighted-average maturity is March 2026 and the weighted average swap rate is (0.06) % (2020: 0.82%). £5,886m (2020: £6,178m) of these hedges are internal to HSBC Group and composed by internal funding between HSBC Holdings and the group.

Cash flow hedges
The group’s cash flow hedging instruments consist principally of interest rate swaps and cross-currency swaps that are used to manage the variability in future interest cash flows of non-trading financial assets and liabilities, arising due to changes in market interest rates and foreign-currency basis.
The group applies macro cash flow hedging for interest-rate risk exposures on portfolios of replenishing current and forecasted issuances of non-trading assets and liabilities that bear interest at variable rates, including rolling such instruments. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows representing both principal balances and interest cash flows across all portfolios are used to determine the effectiveness and ineffectiveness. Macro cash flow hedges are considered to be dynamic hedges.
The group also hedges the variability in future cash-flows on foreign-denominated financial assets and liabilities arising due to changes in foreign exchange market rates with cross-currency swaps; these are considered dynamic hedges.

Hedging instrument by hedged risk4
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount
Hedged risk	Notional amount1 £m	Assets £m	Liabilities £m	Balance sheet presentation	Change in fair value2 £m	Change in fair value3 £m	Recognised in profit and loss £m	Profit and loss presentation
Foreign exchange	4,042	266	(67)	Derivatives	127	127	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	15,067	5	(2)		(178)	(167)	(11)
At 31 Dec 2021	19,109	271	(69)		(51)	(40)	(11)
Foreign exchange	5,286	191	(41)	Derivatives	(30)	(30)	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	10,521	2	—		117	115	2
At 31 Dec 2020	15,807	193	(41)		87	85	2
1
The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

2
Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.

3
Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.

4
The amounts in the above table predominantly represent the company’s exposure

Sources of hedge ineffectiveness may arise from basis risk including, but not limited to timing differences between the hedged items and hedging instruments, and hedges using instruments with a non-zero fair value.

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate £m	Foreign exchange £m
Cash flow hedging reserve at 1 Jan 2021	147	11
Fair value (losses)/gains	(167)	127
Fair value (gains) reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	(25)	(177)
Income taxes	77	—
Cash flow hedging reserve at 31 Dec 2021	32	(39)

Cash flow hedging reserve at 1 Jan 2020	76	(36)
Fair value gains/(losses)	115(29)
Fair value (gains)/losses reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	(4)	76
Income taxes	(40)	—
Cash flow hedging reserve at 31 Dec 2020	147	11
Interest rate benchmark reform: amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibors reform, including those designated in hedge accounting relationships, is disclosed in Note 15.
During 2021 the group transitioned all of its hedging instruments referencing sterling Libor, European Overnight Index Average rate (‘Eonia’) and Japanese yen Libor. The group also transitioned some of the hedging instruments referencing US dollar Libor. There is no significant judgement applied for these benchmarks to determine whether and when the transition uncertainty has been resolved.
The most significant Ibor benchmark in which the group continues to have hedging instruments is US dollar Libor. It is expected that the transition out of US dollar Libor hedging derivatives will be largely completed by the end of 2022. These transitions do not necessitate new approaches compared with any of the mechanisms used so far for transition and it will not be necessary to change the transition risk management strategy.

For some of the Ibors included under the ‘Other’ header, in the table below, judgment has been needed to establish whether a transition is required, since there are Ibor benchmarks which are subject to computation methodology improvements and insertion of fallback provisions without full clarity being provided by their administrators on whether these Ibor benchmarks will be demised.
The notional amounts of interest rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below.

Hedging instrument impacted by Ibor reform
	Hedging instrument
	Impacted by Ibor reform
	EUR2 £m	GBP £m	USD £m	Other3 £m	Total £m	NOT impacted by Ibor reform £m	Notional amount1 £m
Fair value hedges	6,407	—	336	124	6,867	17,619	24,486
Cash flow hedges	5,877	—	—	—	5,877	9,190	15,067
At 31 Dec 2021	12,284	—	336	124	12,744	26,809	39,553

	£m	£m	£m	£m	£m	£m	£m
Fair value hedges	12,822	1,855	1,908	60	16,645	13,092	29,737
Cash flow hedges	6,111	1,552	183	—	7,846	2,675	10,521
At 31 Dec 2020	18,933	3,407	2,091	60	24,491	15,767	40,258

1
The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

2
The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are Fair value hedges of £6,407m (2020: £7,606m) and Cash flow hedges £5,877m (2020: £6,111m).

3
Other benchmarks impacted by Ibor reform comprise derivatives that are expected to transition, but do not have a published cessation date.

15
Financial instruments impacted by Ibor reforms

		Financial instruments yet to transition to alternative benchmarks, by main benchmark
At 31 Dec 2021	USD Libor £m	GBP Libor £m	Eonia £m	Others1 £m
Non-derivative financial assets2
Loans and advances to customers	5,999	2,562	—	26
Financial investments	1,171	140	—	—
Others	693	499	—	—
Total non-derivative financial assets	7,863	3,201	—	26
Non-derivative financial liabilities
Subordinated liabilities	1,145	—	—	—
Others	479	181	—	—
Total non-derivative financial liabilities	1,624	181	—	—
Derivative notional contract amount
Foreign exchange	8,288	1,568	—	1,080
Interest rate	1,567,577	215,377	1,679	76,059
Others	—	—	—	—
Total derivative notional contract amount	1,575,865	216,945	1,679	77,139
At 31 Dec 2020
Non-derivative financial assets2
Loans and advances to customers	7,782	4,323	1	183
Financial investments	1,187	406	—	—
Others	1,043	1,033	—	1
Ers
Total non-derivative financial assets	10,012	5,762	1	184
Non-derivative financial liabilities
Subordinated liabilities	1,135	900	—	—
Others	798	510	3	1
Total non-derivative financial liabilities	1,933	1,410	3	1
Derivative notional contract amount
Foreign exchange	6,296	2,768	—	8,148
Interest rate	1,694,279	865,545	196,515	126,545
Others	7	—	—	—
Total derivative notional contract amount	1,700,582	868,313	196,515	134,693

1
Comprises financial instruments referencing other significant demising benchmark rates (euro Libor, Swiss franc Libor, Japanese yen Libor, SOR and THBFIX Sibor).

2
Gross carrying amount excluding allowances for expected credit losses.

3
The amounts in the above table do not represent amounts at risk as the steps to transition for certain trades have been completed.

16
Financial investments

	2021 £m	2020 £m
Financial investments measured at fair value through other comprehensive income	41,290	51,811
– treasury and other eligible bills	2,229	3,286
– debt securities	38,924	48,363
– equity securities	103	98
– other instruments1	34	64
Debt instruments measured at amortised cost	10	15
– treasury and other eligible bills	2	5
– debt securities2	8	10
At 31 Dec	41,300	51,826

1
‘Other instruments’ are comprised of loans and advances.

2
The £3.3bn (2020: £2.2bn) of debt securities in the company relates to senior non-preferred debt issued by HBCE to comply with single resolution board requirements on minimum required eligible liabilities.

Equity instruments measured at fair value through other comprehensive income
	Instruments held at year end
Type of equity instruments	Fair value £m	Dividends recognised £m
Business facilitation	76	—
Investments required by central institutions	26	—
Others	1	—
At 31 Dec 2021	103	—

Business facilitation	79	1
Investments required by central institutions	18	—
Others	1	—
At 31 Dec 2020	98	1

17
Assets pledged, collateral received and assets transferred

Assets pledged
	2021 £m	2020 £m
Treasury bills and other eligible securities	990	2,382
Loans and advances to customers	18,403	20,597
Debt securities	20,247	24,069
Equity securities	23,612	21,304
Other	30,261	39,319
Assets pledged at 31 Dec	93,513	107,671
	2021 £m	2020 £m
Trading assets	39,594	40,000
Financial investments	1,436	3,009
At 31 Dec	41,030	43,009
The amount of assets pledged to secure liabilities may be greater than the book value of assets utilised as collateral. For example, in the case of securitisations and covered bonds, the amount of liabilities issued, plus mandatory over-collateralisation, is less than the book value of the pool of assets available for use as collateral. This is also the case where assets are placed with a custodian or a settlement agent that has a floating charge over all the assets placed to secure any liabilities under settlement accounts.

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and borrowing, repurchase agreements and derivative margining. The group places both cash and non-cash collateral in relation to derivative transactions.
Collateral received
The fair value of assets accepted as collateral, relating primarily to standard securities lending, reverse repurchase agreements and derivative margining, that the group is permitted to sell or repledge in the absence of default was £202,794m (2020: £213,690m). The fair value of any such collateral sold or repledged was £151,378m (2020: £154,486m).
The group is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements and derivative margining.
Assets transferred
The assets pledged include transfers to third parties that do not qualify for derecognition, notably secured borrowings such as debt securities held by counterparties as collateral under repurchase agreements and equity securities lent under securities lending agreements, as well as swaps of equity and debt securities. For secured borrowings, the transferred asset collateral continues to be recognised in full and a related liability, reflecting the group’s obligation to repurchase the assets for a fixed price at a future date is also recognised on the balance sheet. Where securities are swapped, the transferred asset continues to be recognised in full. There is no associated liability as the non-cash collateral received is not recognised on the balance sheet. The group is unable to use, sell or pledge the transferred assets for the duration of these transactions, and remains exposed to interest rate risk and credit risk on these pledged assets. The counterparty’s recourse is not limited to the transferred assets.

Transferred financial assets not qualifying for full derecognition and associated financial liabilities
	Carrying amount of:
	Transferred assets £m	Associated liabilities £m
At 31 Dec 2021
Repurchase agreements	11,710	11,732
Securities lending agreements	29,321	2,129
At 31 Dec 2020
Repurchase agreements	14,232	14,264
Securities lending agreements	28,777	87

18
Interests in associates and joint ventures

Principal associates of the group
Business Growth Fund Group plc (‘BGF’) is a principal associate of the group. BGF is an independent company, established in 2011 to provide investment to growing small to medium-sized British businesses. BGF is backed by five of the UK’s main banking groups: Barclays, HSBC, Lloyds, RBS and Standard Chartered. At 31 December 2021, the group had a 24.62% interest in the equity capital of BGF. Share of profit in BGF is £192m (2020: £5m; 2019: £(8)m) and carrying amount of interest in BGF is £702m (2020: £471m).
Interests in joint ventures
A list of all associates is set out on page F-111.
19
Investments in subsidiaries

Main subsidiaries of HSBC Bank plc
	At 31 Dec 2021
	Country of incorporation or registration	HSBC Bank plc’s interest in equity capital	Share class
		%
HSBC Investment Bank Holdings Limited	England and Wales	100.00	£1 Ordinary
HSBC Asset Finance (UK) Limited	England and Wales	100.00	£1 Ordinary
HSBC Life (UK) Limited	England and Wales	100.00	£1 Ordinary
HSBC Trinkaus & Burkhardt GmbH (previously HSBC Trinkaus & Burkhardt AG)	Germany	100.00	Stückaktien no par value
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Bank Malta p.l.c	Malta	70.03	€0.30 Ordinary

All the above prepare their financial statements up to 31 December. Details of all group subsidiaries are set out in Note 38. The principal countries of operation are the same as the countries of incorporation.
20
Structured entities

The group is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by the group or a third party.
Consolidated structured entities

Total assets of the group’s consolidated structured entities, split by entity type
	Conduits £m	Securitisations £m	HSBC managed funds1 £m	Other1 £m	Total £m
At 31 Dec 2021	3,233	287	4,653	568	8,741
At 31 Dec 2020	5,023	423	3,885	1,079	10,410

1
Balances from 2020 have been re-categorised to disclose a consistent application of the ‘HSBC and third-party managed funds categories.

Conduits
The group has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
At 31 December 2021, Solitaire, the group’s principal SIC held £1.2bn of ABSs (2020: £1.4bn). It is currently funded entirely by commercial paper (‘CP’) issued to the group. At 31 December 2021, the group held £1.3bn of CP (2020: £1.6bn).
Multi-seller conduits
The group’s multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, the group bears risk equal to transaction-specific facility offered to the multi-seller conduits, amounting to £4.6bn at 31 December 2021 (2020: £6.5bn). First loss protection is provided by the originator of the assets, and not by the group, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by the group in the form of programme-wide enhancement facilities.
Securitisations
The group uses structured entities to securitise customer loans and advances it originates in order to diversify the sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by the group to the structured entities for cash or synthetically through credit default swaps, and the structured entities issue debt securities to investors.
HSBC managed funds
The group together with other HSBC entities has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, the group controls these funds.
Other
The group has entered into a number of transactions in the normal course of business, which include asset and structured finance transactions where it has control of the structured entity. In addition, the group is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to all structured entities not controlled by the group. The group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Nature and risks associated with the group’s interests in unconsolidated structured entities
	Securitisa-tions	HSBC managed funds1	Non-HSBC managed funds1	Other	Total
Total asset values of the entities (£m)
0 – 400	2	157	1,194	14	1,367
400 – 1,500	—	81	774	—	855
1,500 – 4,000	—	16	354	—	370
4,000 – 20,000	—	12	149	—	161
20,000+	—	2	9	—	11
Number of entities at 31 Dec 2021	2	268	2,480	14	2,764

	£m	£m	£m	£m	£m
Total assets in relation to the group’s interests in the unconsolidated structured entities	193	4,414	5,225	631	10,463
– trading assets	—	1	1,807	—	1,808
– financial assets designated and otherwise mandatorily measured at fair value	—	4,409	3,273	—	7,682
– loans and advances to customers	193	—	49	631	873
– financial investments	—	4	96	—	100
Total liabilities in relation to the group’s interests in the unconsolidated structured entities	—	—	2	—	2
Other off-balance sheet commitments	20	4	916	38	978
The group’s maximum exposure at 31 Dec 2021	213	4,418	6,139	669	11,439

Total asset values of the entities (£m)
0 – 400	5	176	1,228	16	1,425
400 – 1,500	—	60	645	—	705
1,500 – 4,000	—	28	351	—	379
4,000 – 20,000	—	22	271	—	293
20,000+	—	4	39	—	43
Number of entities at 31 Dec 2020	5	290	2,534	16	2,845

	£m	£m	£m	£m	£m
Total assets in relation to the group’s interests in the unconsolidated structured entities	686	3,884	5,985	346	10,901
– trading assets	—	3	2,365	—	2,368
– financial assets designated at fair value	—	3,849	3,247	—	7,096
– loans and advances to customers	686	—	—	346	1,032
– financial investments	—	32	373	—	405
Total liabilities in relation to group’s interests in the unconsolidated structured entities	—	—	1	—	1
Other off-balance sheet commitments	40	1	1,450	—	1,491
The group’s maximum exposure at 31 Dec 2020	726	3,885	7,434	346	12,391

1
Balances from 2020 have been re-categorised to disclose a consistent application of the HSBC and third-party managed funds categories.

The maximum exposure to loss from the group’s interests in unconsolidated structured entities represents the maximum loss it could incur as a result of its involvement with these entities regardless of the probability of the loss being incurred.
•
For commitments, guarantees and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.

•
For retained and purchased investments and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at the balance sheet reporting date.

The maximum exposure to loss is stated gross of the effects of hedging and collateral arrangements entered into to mitigate the group’s exposure to loss.

Securitisations
The group has interests in unconsolidated securitisation vehicles through holding notes issued by these entities. In addition, the group has investments in ABSs issued by third-party structured entities.
HSBC managed funds
The group together with other HSBC entities establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. The group, as fund manager, may be entitled to receive management and performance fees based on the assets under management. The group may also retain units in these funds.
Non-HSBC managed funds
The group purchases and holds units of third-party managed funds in order to facilitate business and meet customer needs.
Other
The group has established structured entities in the normal course of business, such as structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.
In addition to the interests disclosed above, the group enters into derivative contracts, reverse repos and stock borrowing transactions with structured entities. These interests arise in the normal course of business for the facilitation of third-party transactions and risk management solutions.
Group sponsored structured entities
The amount of assets transferred to and income received from such sponsored entities during 2021 and 2020 was not significant.
21
Goodwill and intangible assets

	2021 £m	2020 £m
Goodwill	—	—
Present value of in-force long-term insurance business	811	647
Other intangible assets1	83	119
At 31 Dec	894	766

1
Included within the group’s other intangible assets is internally generated software with a net carrying value of £77m (2020: £115m). During 2021, capitalisation of internally generated software was £46m (2020: £150m), impairment was £(45)m (2020: £(790)m) and amortisation was £15m (2020: £94m).

Other intangible assets
Impairment testing in 2020
We considered the pervasive macroeconomic deterioration caused by the pandemic of Covid-19, along with the impact of forecast profitability in some businesses, to be indicators of capitalised software impairment during the period. The impairment tests were performed by comparing the net carrying amount of capitalised software assets with their recoverable amounts. Recoverable amounts were determined by calculating an estimated VIU or fair value, as appropriate, for each underlying business that carries software assets. Our cash flow forecasts were updated for changes in the external outlook, although economic and geopolitical risks increase the inherent estimation uncertainty.
In 2020, we recognised £802m of capitalised software impairment and write-off related principally to our businesses in the UK and France. This impairment reflected underperformance and deterioration in the future forecasts of these businesses, substantially relating to prior periods. Global business split of the impairments recognised is as below.
Impairments on intangible assets
Global business	2020 £m
Wealth and Personal Banking	39
Commercial Banking	34
Markets and Securities Services	1
Global Banking	—
GBM Other	461
Corporate Centre	267
Total	802

Key assumptions in VIU calculation
We used a number of assumptions in our VIU calculation, in accordance with the requirements of IAS 36:
•
Management’s judgement in estimating future cash flows: We considered past business performance, the scale of the current impact from the Covid-19 pandemic on our operations, current market conditions and our macroeconomic outlook to estimate future earnings. As required by IFRSs, estimates of future cash flows exclude estimated cash inflows or outflows that are expected to arise from restructuring initiatives before an entity has a constructive obligation to carry out the plan, and would therefore have recognised a provision for restructuring costs. For some businesses, this means that the benefit of certain strategic actions are not included in this impairment assessment, including capital releases.

•
Long-term growth rates: The long-term growth rate is used to extrapolate the cash flows in perpetuity because of the long-term perspective of the businesses within the group.

•
Discount rates: Rates are based on a CAPM calculation considering market data for the businesses and geographies in which the group operates. Discount rates ranged from 8.5% to 9.7% to our businesses.

Future software capitalisation
We will continue to invest in digital capabilities to meet our strategic objectives. However, software capitalisation within businesses where impairment was identified will not resume until the performance outlook for each business indicates future profits are sufficient to support capitalisation. The cost of additional software investment in these businesses will be recognised as an operating expense until such time.
Present value of in-force long-term insurance business
When calculating the present value of in-force long-term (‘PVIF’) insurance business, expected cash flows are projected after adjusting for a variety of assumptions made by each insurance operation to reflect local market conditions and management’s judgement of future trends and uncertainty in the underlying assumptions is reflected by applying margins (as opposed to a cost of capital methodology) including valuing the cost of policyholder options and guarantees using stochastic techniques.
Actuarial Control Committees of each key insurance entity meet on a quarterly basis to review and approve PVIF assumptions. All changes to non-economic assumptions, economic assumptions that are not observable and model methodology must be approved by the Actuarial Control Committee.

Movements in PVIF
	2021 £m	2020 £m
PVIF at 1 Jan	647	715
Change in PVIF of long-term insurance business	200	(95)
– value of new business written during the year	67	43
– expected return1	(70)	(74)
– assumption changes and experience variances2	202	(73)
– other adjustments	1	9
Exchange differences	(36)	27
PVIF at 31 Dec	811	647

1
‘Expected return’ represents the unwinding of the discount rate and reversal of expected cash flows for the period.

2
Represents the effect of changes in assumptions on expected future profits and the difference between assumptions used in the previous PVIF calculation and actual experience observed during the year to the extent that this affects future profits. The gain of £202m (2020: loss of £73m) was driven mainly by an increase in yields and improved equity market performances during 2021.

Key assumptions used in the computation of PVIF for main life insurance operations
Economic assumptions are set in a way that is consistent with observable market values. The valuation of PVIF is sensitive to observed market movements and the impact of such changes is included in the sensitivities presented below.
	2021		2020
	UK %	France1%	UK %	France1%
Weighted average risk-free rate	0.95	0.69	0.29	0.34
Weighted average risk discount rate	0.95	1.55	0.29	1.34
Expense inflation	3.80	1.80	2.80	1.60

1
For 2021, the calculation of France’s PVIF assumes a risk discount rate of 1.55% (2020: 1.34%) plus a risk margin of £156m (2020: £159m).

Sensitivity to changes in economic assumptions
The group sets the risk discount rate applied to the PVIF calculation by starting from a risk-free rate curve and adding explicit allowances for risks not reflected in the best estimate cash flow modelling. Where the insurance operations provide options and guarantees to policyholders, the cost of these options and guarantees is accounted for as a deduction from the present value of in-force ‘PVIF’ asset, unless the cost of such guarantees is already allowed for as an explicit addition to liabilities under insurance contracts. See page F-105 for further details of these guarantees and the impact of changes in economic assumptions on our insurance manufacturing subsidiaries.
Sensitivity to changes in non-economic assumptions
Policyholder liabilities and PVIF are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. See page F-106 for further details on the impact of changes in non-economic assumptions on our insurance manufacturing operations.
22
Prepayments, accrued income and other assets

	2021 £m	2020 £m
Cash collateral and margin receivables	29,947	39,702
Settlement accounts	4,960	7,138
Bullion	2,253	3,597
Prepayments and accrued income	1,365	1,308
Property, plant and equipment	846	899
Right-of-use assets	251	390
Reinsurers’ share of liabilities under insurance contracts (Note 4)	146	165
Employee benefit assets (Note 5)	54	30
Endorsements and acceptances	196	97
Assets held for sale	9	90
Other accounts	3,100	2,149
At 31 Dec	43,127	55,565
Prepayments, accrued income and other assets include £39,064m (2020: £50,027m) of financial assets, the majority of which are measured at amortised cost.
Impairment testing
Impairment of other intangible assets is assessed in accordance with our policy explained in Note 1.2(n) by comparing the net carrying amount of CGUs containing intangible assets with their recoverable amounts. No significant impairment was recognised during the year.
In 2020, having considered the pervasive macroeconomic deterioration caused by the pandemic of Covid-19, along with the impact of forecast profitability, £193m of tangible asset were impaired, primarily right of use (‘ROU’) assets for leased office, commercial and retail branches and fixtures and fittings. This impairment reflected underperformance and deterioration in the future forecasts, substantially relating to prior periods

Assets held for sale
	2021 £m	2020 £m
Property, plant and equipment1	6	86
Assets of disposal groups held for sale	3	4
Assets classified as held for sale at 31 Dec	9	90

1
2020 includes HSBC Trinkaus & Burkhardt GmbH’s (previously HSBC Trinkaus & Burkhardt AG) one property as held for sale.

23
Trading liabilities

	2021 £m	2020 £m
Deposits by banks1	3,122	4,324
Customer accounts1	6,386	7,744
Other debt securities in issue	1,324	1,156
Other liabilities – net short positions in securities	35,601	31,005
At 31 Dec	46,433	44,229

1
‘Deposits by banks’ and ‘Customer accounts’ include repos, stock lending and other amounts.

24
Financial liabilities designated at fair value

	2021 £m	2020 £m
Deposits by banks and customer accounts	4,302	3,273
Liabilities to customers under investment contracts	1,032	944
Debt securities in issue	26,049	34,228
Subordinated liabilities (Note 27)	2,225	2,347
At 31 Dec	33,608	40,792
The carrying amount of financial liabilities designated at fair value was £(1,568)m lower than the contractual amount at maturity
(2020: £3,351m higher).The cumulative amount of change in fair value attributable to changes in credit risk was a loss of £165m (2020: loss of £189m).
25
Accruals, deferred income and other liabilities

	2021 £m	2020 £m
Cash collateral and margin payables	32,309	42,273
Settlement accounts	4,767	4,900
Accruals and deferred income	1,507	1,566
Amount due to investors in funds consolidated by the group	1,315	1,051
Lease liabilities	386	558
Employee benefit liabilities (Note 5)	196	288
Share-based payment liability to HSBC Holdings	129	104
Endorsements and acceptances	189	89
Other liabilities	2,658	2,566
At 31 Dec	43,456	53,395
For the group, accruals, deferred income and other liabilities include £42,887m (2020: £52,754m), the majority of which are measured at amortised cost.

26
Provisions

	Restructuring costs £m	Legal proceedings and regulatory matters £m	Customer remediation £m	Other provisions £m	Total £m
Provisions (excluding contractual commitments)
At 1 Jan 2021	309	237	25	103	674
Additions	91	32	11	86	220
Amounts utilized	(170)	(63)	(10)	(32)	(275)
Unused amounts reversed	(63)	(25)	(6)	(58)	(152)
Exchange and other movements	(3)	(6)	1	—	(8)
At 31 Dec 2021	164	175	21	99	459
Contractual commitments1
At 1 Jan 2021					187
Net change in expected credit loss provision and other movements					(84)
At 31 Dec 2021					103
Total Provisions
At 31 Dec 2020					861
At 31 Dec 2021					562
Provisions (excluding contractual commitments)
At 1 Jan 2020	94	211	29	104	438
Additions	315	68	5	66	454
Amounts utilized	(80)	(51)	(4)	(39)	(174)
Unused amounts reversed	(18)	(2)	(4)	(28)	(52)
Exchange and other movements	(2)	11	(1)	—	8
At 31 Dec 2020	309	237	25	103	674
Contractual commitments1
At 1 Jan 2020					102
Net change in expected credit loss provision and other movements					85
At 31 Dec 2020					187
Total provisions
At 31 Dec 2019					540
At 31 Dec 2020					861

1
The contractual commitments include provision for off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the ‘Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees’ table on page F-91.

Restructuring costs
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans made within the group. The majority of the restructuring costs recognised for 2021 relate to the transformation programme initiated by HBCE.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 33. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing.

27
Subordinated liabilities

	2021 £m	2020 £m
At amortised cost	12,488	13,764
– subordinated liabilities	11,788	13,064
– preferred securities	700	700
Designated at fair value (Note 24)	2,225	2,347
– subordinated liabilities	2,225	2,347
At 31 Dec	14,713	16,111
Subordinated liabilities rank behind senior obligations and consist of capital instruments and other instruments. Capital instruments generally count towards the capital base of the group and may be called and redeemed by the group subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may step up or become floating rate based on interbank rates. On capital instruments other than floating rate notes, interest is payable at fixed rates of up to 7.65%.
The balance sheet amounts disclosed below are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital due to the inclusion of issuance costs, regulatory amortisation and regulatory eligibility limits prescribed in the grandfathering provisions under Capital requirements directive IV (‘CRD IV’).

Subordinated liabilities of the group
		Carrying amount
		2021 £m	2020 £m
Capital instruments
Additional tier 1 instruments guaranteed by the bank
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities1	700	700
Tier 2 instruments
$450m	Subordinated Floating Rate Notes 20212	—	330
$750m	3.43% Subordinated Loan 2022	558	569
$2,000m	3.5404% Subordinated Loan 20233	—	1,534
£300m	6.5% Subordinated Notes 2023	300	300
€1,500m	Floating Rate Subordinated Loan 2023	1,260	1,347
€2,000m	1.125% Subordinated Loan 20243	—	1,856
€1,500m	Floating Rate Subordinated Loan 2024	1,260	1,347
€2,000m	1.728% Subordinated Loan 20243	—	1,836
$300m	7.65% Subordinated Notes 2025	222	220
$750m	HSBC Bank plc 4.186% Subordinated Loan 2027	604	633
€1,250m	1.4648% Subordinated Loan 20273	—	1,200
€300m	Floating Rate Subordinated Loan 2027	252	269
£200m	Floating Rate Subordinated Loan 2028	200	200
€300m	Floating Rate Subordinated Loan 2028	252	269
€260m	Floating Rate Subordinated Loan 2029	218	233
£350m	5.375% Callable Subordinated Step-up Notes 20304	398	427
$2,000m	HSBC Bank plc 1.625% Subordinated Loan 20313	1,457	—
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 20313	1,658	—
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 20313	1,658	—
€1,250m	HSBC Bank plc 0.25% Subordinated Loan 20313	1,036	—
£500m	5.375% Subordinated Notes 2033	665	719
£225m	6.25% Subordinated Notes 2041	224	224
£600m	4.75% Subordinated Notes 2046	595	594
$750m	Undated Floating Rate Primary Capital Notes	554	549
$500m	Undated Floating Rate Primary Capital Notes	369	366
$300m	Undated Floating Rate Primary Capital Notes (Series 3)	222	220
Other tier 2 instruments each less than £100m		51	169
At 31 Dec		14,713	16,111

1
The interest rate payable after November 2031 is the sum of the compounded daily Sonia rate plus 2.0366%.

2
In February 2021, HSBC Bank Plc redeemed the $450m Subordinated Floating Rate Note 2021.

3
In March 2021, HSBC Bank plc redeemed its fixed rate subordinated loan and simultaneously drew in full a new fixed rate subordinated loan from HSBC Holdings plc.

4
The interest rate payable after November 2025 is the sum of the compounded daily Sonia rate plus 1.6193%

Footnotes 1 and 4 both relate to instruments that are redeemable at the option of the company on the date of the change in the distribution or interest rate, and on subsequent rate reset and payment dates in some cases, subject to prior notification to the PRA.
28
Maturity analysis of assets, liabilities and off-balance sheet commitments

Contractual maturity of financial liabilities
The balances in the table below do not agree directly with those in our consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and derivatives not treated as hedging derivatives).

Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Trading liabilities and derivatives not treated as hedging derivatives are included in the ‘Due not more than 1 month’ time bucket and not by contractual maturity.
In addition, loans and other credit-related commitments, and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable under financial liabilities by remaining contractual maturities
	Due not more than 1 month £m	Due over 1 month but not more than 3 months £m	Due between 3 and 12 months £m	Due between 1 and 5 years £m	Due after 5 years £m	Total £m
Deposits by banks	16,783	1,555	1,106	12,277	401	32,122
Customer accounts	196,609	5,599	2,770	199	101	205,278
Repurchase agreements – non-trading	24,273	1,924	1,061	7	—	27,265
Trading liabilities	46,433	—	—	—	—	46,433
Financial liabilities designated at fair value	9,358	2,790	4,310	8,269	11,873	36,600
Derivatives	139,040	46	104	406	581	140,177
Debt securities in issue	2,755	2,952	2,145	1,328	335	9,515
Subordinated liabilities	14	62	123	3,969	10,734	14,902
Other financial liabilities	40,292	423	442	234	1,417	42,808
	475,557	15,351	12,061	26,689	25,442	555,100
Loan and other credit-related commitments	119,476	—	—	—	—	119,476
Financial guarantees1	11,054	—	—	—	—	11,054
At 31 Dec 2021	606,087	15,351	12,061	26,689	25,442	685,630

Deposits by banks	20,627	732	299	12,101	463	34,222
Customer accounts	186,178	5,769	2,936	231	109	195,223
Repurchase agreements – non-trading	31,635	1,772	1,504	12	—	34,923
Trading liabilities	44,229	—	—	—	—	44,229
Financial liabilities designated at fair value	9,602	1,051	4,989	12,914	11,740	40,296
Derivatives	198,758	54	125	483	408	199,828
Debt securities in issue	1,862	3,244	10,554	1,280	588	17,528
Subordinated liabilities	94	397	231	9,357	5,503	15,582
Other financial liabilities	50,107	349	444	384	1,178	52,462
	543,092	13,368	21,082	36,762	19,989	634,293
Loan and other credit-related commitments	147,303	—	—	—	—	147,303
Financial guarantees1	3,969	—	—	—	—	3,969
At 31 Dec 2020	694,364	13,368	21,082	36,762	19,989	785,565
1   Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
Maturity analysis of financial assets and financial liabilities
The following table provides an analysis of financial assets and liabilities by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
•
Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due after more than 1 year’ time bucket. Undated or perpetual instruments are classified based on the contractual notice period, which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due after more than 1 year’ time bucket.

•
Financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction.

•
Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due after more than 1 year’ time bucket, however, such contracts are subject to surrender and transfer options by the policyholders.

Maturity analysis of financial assets and financial liabilities
	2021			2020
	Due within 1 year £m	Due after more than 1 year £m	Total £m	Due within 1 year £m	Due after more than 1 year £m	Total £m
Assets
Financial assets designated or otherwise mandatorily measured at fair value	3,225	15,424	18,649	1,631	14,589	16,220
Loans and advances to banks	8,841	1,943	10,784	10,186	2,460	12,646
Loans and advances to customers	40,837	50,340	91,177	47,863	53,628	101,491
Reverse repurchase agreement – non-trading	53,079	1,369	54,448	65,157	2,420	67,577
Financial investments	6,748	34,552	41,300	8,984	42,842	51,826
Other financial assets	38,851	203	39,054	49,744	274	50,018
At 31 Dec	151,581	103,831	255,412	183,565	116,213	299,778
Liabilities
Deposits by banks	19,439	12,749	32,188	21,627	12,678	34,305
Customer accounts	204,973	268	205,241	194,872	312	195,184
Repurchase agreements – non-trading	27,252	7	27,259	34,891	12	34,903
Financial liabilities designated at fair value	16,329	17,279	33,608	17,109	23,683	40,792
Debt securities in issue	7,840	1,588	9,428	15,620	1,751	17,371
Other financial liabilities	41,131	1,754	42,885	50,955	1,704	52,659
Subordinated liabilities	8	12,480	12,488	445	13,319	13,764
At 31 Dec	316,972	46,125	363,097	335,519	53,459	388,978

29
Offsetting of financial assets and financial liabilities

The ‘Amounts not set off in the balance sheet’ include transactions where:
•
The counterparty has an offsetting exposure with the group and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are not otherwise satisfied.

•
In the case of derivatives and reverse repurchase/repurchase, stock borrowing/lending and similar agreements, cash and non-cash collateral has been received/pledged.

For risk management purposes, the net amounts of loans and advances to customers are subject to limits, which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure that the legal right of offset remains appropriate.

	Amounts subject to enforceable netting arrangements
				Amounts not set off in the balance sheet				Amounts not subject to enforceable netting arrangements5 £m
	Gross amounts £m	Amounts offset £m	Net amounts in the balance sheet £m	Financial instruments £m	Non-cash collateral £m	Cash collateral £m	Net amount £m		Total £m
Financial assets
Derivatives (Note 14)1	160,801	(20,689)	140,112	(107,879)	(7,106)	(24,277)	850	1,109	141,221
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	11,960	(156)	11,804	(265)	(11,539)	—	—	40	11,844
– non-trading assets	125,935	(72,788)	53,147	(10,235)	(42,809)	(103)	—	1,301	54,448
Loans and advances to customers3	14,741	(6,091)	8,650	(7,053)	—	—	1,597	5	8,655
At 31 Dec 2021	313,437	(99,724)	213,713	(125,432)	(61,454)	(24,380)	2,447	2,455	216,168

Derivatives (Note 14)1	229,891	(29,996)	199,895	(160,907)	(8,837)	(29,834)	317	1,315	201,210
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	12,430	(531)	11,899	(519)	(11,380)	—	—	419	12,318
– non-trading assets	128,246	(64,386)	63,860	(10,604)	(53,218)	(38)	—	3,735	67,595
Loans and advances to customers3	17,312	(6,990)	10,322	(8,713)	—	—	1,609	1	10,323
At 31 Dec 2020	387,879	(101,903)	285,976	(180,743)	(73,435)	(29,872)	1,926	5,470	291,446

Financial liabilities
Derivatives (Note 14)1	159,169	(20,689)	138,480	(107,879)	(16,866)	(13,273)	462	888	139,368
Repos, stock lending and similar agreements classified as:
– trading liabilities	9,444	(156)	9,288	(265)	(9,023)	—	—	13	9,301
– non-trading liabilities	100,031	(72,788)	27,243	(10,235)	(16,855)	(153)	—	16	27,259
Customer accounts4	21,846	(6,091)	15,755	(7,053)	—	—	8,702	11	15,766
At 31 Dec 2021	290,490	(99,724)	190,766	(125,432)	(42,744)	(13,426)	9,164	928	191,694

Derivatives (Note 14)1	228,372	(29,996)	198,376	(160,907)	(14,652)	(22,521)	296	856	199,232
Repos, stock lending and similar agreements classified as:
– trading liabilities	12,323	(531)	11,792	(519)	(11,273)	—	—	5	11,797
– non-trading liabilities	99,289	(64,386)	34,903	(10,604)	(24,143)	(156)	—	—	34,903
Customer accounts4	21,847	(6,990)	14,857	(8,713)	—	—	6,144	8	14,865
At 31 Dec 2020	361,831	(101,903)	259,928	(180,743)	(50,068)	(22,677)	6,440	869	260,797

1
At 31 December 2021, the amount of cash margin received that had been offset against the gross derivatives assets was £2,590m (2020: £4,866m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was £6,180m (2020: £10,622m).

2
At 31 December 2021, the total amount of ‘Loans and advances to customers’ recognised on the balance sheet was £91,177m (2020: £101,491m) of which £8,650m (2020: £10,322m) was subject to offsetting.

3
At 31 December 2021, the total amount of ‘Customer accounts’ recognised on the balance sheet was £205,241m (2020: £195,184m) of which £15,755m (2020: £14,857m) was subject to offsetting.

4
These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.

30
Called up share capital and other equity instruments

Issued and fully paid

HSBC Bank plc £1.00 ordinary shares
	2021		2020
	Number	£m	Number	£m
At 1 Jan	796,969,111	797	796,969,111	797
At 31 Dec	796,969,111	797	796,969,111	797

HSBC Bank plc $0.01 non-cumulative third dollar preference shares
	2021		2020
	Number	£000	Number	£000
At 1 Jan and 31 Dec	35,000,000	172	35,000,000	172
The company has no obligation to redeem the preference shares but may redeem them in part or in whole at any time, subject to prior notification to the Prudential Regulation Authority (‘PRA’). Dividends on the preference shares in issue are paid annually at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if (i) payment of the dividend would cause a breach of the capital adequacy requirements of the company (or its subsidiary undertakings) under applicable laws or regulations or (ii) the distributable profits of the company are insufficient to enable the payment in full or in part (as applicable) of the dividends on the preference shares in issue. If either the solo or consolidated CET 1 Capital Ratio of the company as of any date falls below 7.00% (a so-called ‘right conversion event’), the rights attaching to the preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as ordinary shares. Holders of the preference shares in issue will be able to attend any general meetings of shareholders of the company and to vote on any resolution proposed to vary or abrogate any of the rights attaching to the preference shares or any resolution proposed to reduce the paid up capital of the preference shares. If the dividend payable on the preference shares in issue has not been paid in full for the most recent dividend period, if a rights conversion event has occurred or if any resolution is proposed for the winding-up of the company or the sale of its entire business then, in such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings. In the case of unpaid dividends the holders of preference shares in issue will be entitled to attend and vote at any general meetings until such time as dividends on the preference shares for the most recent dividend period have been paid in full, or a sum set aside for such payment in full, in respect of one dividend period. All shares in issue are fully paid.
Other equity instruments

HSBC Bank plc additional tier 1 instruments
		2021 £m	2020 £m
€1,900m	Undated Subordinated Resettable Additional Tier 1 instrument issued 2015 (Callable December 2020 onwards)	1,388	1,388
€235m	Undated Subordinated Resettable Additional Tier 1 instrument issued 2016 (Callable January 2022 onwards)	197	197
€300m	Undated Subordinated Resettable Additional Tier 1 instrument 2018 (Callable March 2023 onwards)	263	263
£555m	Undated Subordinated Resettable Additional Tier 1 instrument 2018 (Callable March 2023 onwards)	555	555
£500m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable November 2024 onwards)	500	500
€250m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable November 2024 onwards)	213	213
£431m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable December 2024 onwards)	431	431
€200m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable January 2025 onwards)	175	175
At 31 Dec		3,722	3,722

These instruments are held by HSBC Holdings plc. The company has issued capital instruments that are included in the group’s capital base as fully CRD IV compliant additional tier 1 capital.
Interest on these instruments will be due and payable only at the sole discretion of the company, and the company has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any date. There are limitations on the payment of principal, interest or other amounts if such payments are prohibited under UK banking regulations, or other requirements, if the company has insufficient distributable items reserves or if the company fails to satisfy the solvency condition as defined in the instruments terms.
The instruments are undated and are repayable, at the option of the company, in whole at the initial call date, or on any interest payment date after the initial call date. In addition, the instruments are repayable at the option of the company in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the Prudential Regulation Authority. These instruments rank pari passu with the company’s most senior class or classes of issued preference shares and therefore ahead of ordinary shares. These instruments will be written down in whole, together with any accrued but unpaid interest if either the group’s solo or consolidated CET 1 capital ratio falls below 7.00%
31
Contingent liabilities, contractual commitments, guarantees and contingent assets

	2021 £m	2020 £m
Guarantees and other contingent liabilities:
– financial guarantees	11,054	3,969
– performance and other guarantees	15,833	14,282
– other contingent liabilities	367	458
At 31 Dec	27,254	18,709
Commitments:1
– documentary credits and short-term trade-related transactions	1,928	1,366
– forward asset purchases and forward deposits placed	30,005	42,793
– standby facilities, credit lines and other commitments to lend	87,543	103,144
At 31 Dec	119,476	147,303

1
Includes £115,695m of commitments (2020: £143,036m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.

The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
UK branches of HSBC overseas entities
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. No provision has been recognised in respect of these notices. In the first quarter of 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. In February 2022, the Upper Tribunal issued a judgement addressing several preliminary legal issues, which was partially in favour of HMRC and partially in favour of HSBC. Further proceedings remain pending. The payment of £262m is recorded as an asset on HSBC’s balance sheet at 31 December 2021. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In the event that HSBC’s appeals are successful, HSBC will seek a refund of this VAT, of which £135m is estimated to be attributable to HSBC Bank plc.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 33.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’) provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.

Guarantees

	2021		2020
	In favour of third parties £m	By the group in favour of other HSBC Group entities £m	In favour of third parties £m	By the group in favour of other HSBC Group entities £m
Financial guarantees1	10,635	419	3,541	428
Performance and other guarantees	14,433	1,400	13,091	1,191
Total	25,068	1,819	16,632	1,619

1
Financial guarantees contracts are contracts that require the company to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due, in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts. ‘Financial guarantees’ to which the impairment requirements in IFRS 9 are applied have been presented separately from other guarantees to align with credit risk disclosures.

The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within HSBC Group. These guarantees are generally provided in the normal course of the group’s banking businesses. Guarantees with terms of more than one year are subject to the group’s annual credit review process.
32
Finance lease receivables

The group leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2021			2020
	Total future minimum payments £m	Unearned finance income £m	Present value £m	Total future minimum payments £m	Unearned finance income £m	Present Value £m
Lease receivables:
No later than one year	409	(20)	389	270	(16)	254
One to two years	251	(19)	232	253	(17)	236
Two to three years	187	(17)	170	424	(15)	409
Three to four years	177	(13)	164	305	(15)	290
Four to five years	90	(9)	81	152	(9)	143
Later than one year and no later than five years	705	(58)	647	1,134	(56)	1,078
Later than five years	556	(33)	523	770	(31)	739
At 31 Dec	1,670	(111)	1,559	2,174	(103)	2,071

33
Legal proceedings and regulatory matters

The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2021 (see Note 26). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.
Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ‘New York District Court’), and these appeals remain pending.
In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims that were not dismissed are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings plc (‘HSBC Holdings’) entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA has determined that no further Skilled Person work is required. Separately, the Independent Consultant has completed its latest review pursuant to the FRB cease-and-desist order, which remains in place.
In December 2021, the FCA concluded its investigation into HSBC’s compliance with UK money laundering regulations and financial crime systems and control requirements. The FCA imposed a fine on HSBC Bank plc, which has been paid.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions against HSBC Bank plc remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC Bank plc’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and it subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants’ motion to dismiss in its entirety and, in February 2022, the US Court of Appeals for the Second Circuit dismissed the plaintiffs’ appeal.
Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which has been paid.
In January 2018, following the conclusion of the US Department of Justice’s (‘DoJ’) investigation into HSBC’s historical foreign exchange activities, HSBC Holdings entered into a three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. In January 2021, the FX DPA expired and, in August 2021, the charges deferred by the FX DPA were dismissed.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc’s application to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. The High Court claim has since been transferred to the Competition Appeals Tribunal and these matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel.
In February 2019, various HSBC companies were named as defendants in a claim issued in the High Court of England and Wales that alleged foreign exchange-related misconduct. In November 2021, the court dismissed all claims against HSBC and this matter is now concluded.
It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.
Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court and remain pending, following the conclusion of pre-class certification discovery.
In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants’ motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
•
an investigation by the PRA in connection with depositor protection arrangements in the UK;

•
an investigation by the FCA in connection with collections and recoveries operations in the UK;

•
an investigation by the UK Competition and Markets Authority concerning the financial services sector; and

•
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
34
Related party transactions

On 21 June 2021, the immediate parent company of HSBC Bank plc changed from HSBC UK Holdings Limited to HSBC Holdings plc, which is the ultimate parent company of the group and is incorporated in England
IAS 24 ‘Related party disclosures’ defines related parties as including the parent, fellow subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) of the group and its ultimate parent company, close family members of the KMP and entities which are controlled, jointly controlled or significantly influenced by the KMP or their close family members.
Particulars of transactions between the group and the related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year are considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.
Key Management Personnel
The KMP of the company are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the company. They include the Directors and certain senior executives of the company, directors and certain members of the Group Executive Committee of HSBC Holdings plc, to the extent they have a role in directing the affairs of the company.
The emoluments of those KMP who are not Directors or senior executives of the company are paid by other Group companies who make no recharge to the company. Accordingly, no emoluments in respect of these KMP are included in the following disclosure.

The tables below represent the compensation for KMP (Directors and certain senior executives) of the company in exchange for services rendered to the company for the period they served during the year.

Compensation of Key Management Personnel
	2021 £000	20201 £000	20191 £000
Short-term employee benefits2,3	13,678	3,865	3,330
Post-employment benefits4	46	19	—
Other long-term employee benefits	1,378	429	48
Share-based payments	4,331	586	348
Year ended 31 Dec	19,433	4,899	3,726

1
In 2021 the scope of KMP was extended to include certain senior executives of the company that were not included in 2020 and 2019. The 2020 and 2019 comparatives have not been updated to include certain senior executives of the company.

2
Includes fees paid to non-executive Directors.

3
Includes two payments totaling £2,091,617 relating to compensation for loss of employment.

4
There were no reported post-employment benefits for the Directors in 2019. In 2019 the KMPs were only the Executive Directors and did not extend to a larger group of key management personnel.

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2021		20203
	Balance at 31 Dec £m	Highest amounts outstanding during year2 £m	Balance at 31 Dec £m	Highest amounts outstanding during year £m
Key Management Personnel1
Advances and credits	0.03	0.08	0.03	1.5
Deposits	11	18	13	39

1
Includes close family members and entities which are controlled or jointly controlled by KMP of the company or their close family members.

2
Exchange rate applied for non-GBP amounts is the average for the year.

3
In 2021 the scope of KMP was extended to include certain senior executives of the company that were not included in 2020. The 2020 comparatives have not been updated to include certain senior executives of the company.

The above transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.
In addition to the requirements of IAS 24, particulars of advances (loans and quasi-loans), credits and guarantees entered into by the group with Directors of HSBC Bank plc are required to be disclosed pursuant to section 413 of the Companies Act 2006. Under the Companies Act, there is no requirement to disclose transactions with KMP of the company’s ultimate parent company, HSBC Holdings plc. During the course of 2021, there were no advances, credits and guarantees entered into by the group with Directors of HSBC Bank plc.
Other related parties
Transactions and balances during the year with KMP of the company’s ultimate parent company
During the course of 2021, there were no transactions and balances between KMP of the company’s ultimate parent company, who were not considered KMP of the company, in respect of advances and credits, guarantees and deposits.
Transactions and balances during the year with associates and joint ventures
During the course of 2021, there were no transactions and balances with associates and joint ventures, in respect of loans, deposits, guarantees and commitments.

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2021				2020
	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	108	19	4,702	1,360	170	108	1,664	1,154
Derivatives	2,002	787	25,566	21,862	2,261	2,002	33,785	20,980
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7	6	29	27	7	7	29	28
Loans and advances to banks	—	—	4,890	3,173	—	—	6,222	4,048
Loans and advances to customers	—	—	490	329	—	—	505	435
Financial investments	172	154	—	—	172	172	—	—
Reverse repurchase agreements – non-trading	—	—	2,332	1,690	—	—	4,638	1,137
Prepayments, accrued income and other assets	1,540	1,262	9,853	4,784	2,228	1,431	10,821	4,250
Total related party assets at 31 Dec	3,829	2,228	47,862	33,225	4,838	3,720	57,664	32,032
Liabilities
Trading liabilities	158	23	116	82	406	151	742	51
Financial liabilities designated at fair value	1,181	1,162	1,201	—	—	—	1,307	1,201
Deposits by banks	—	—	6,659	2,261	—	—	4,961	2,534
Customer accounts	2,364	1,875	3,428	3,149	4,200	2,080	2,565	2,234
Derivatives	3,443	2,074	26,152	22,133	4,649	3,443	30,283	20,878
Subordinated liabilities	9,485	9,251	10,421	—	—	—	10,756	10,421
Repurchase agreements − non-trading	—	—	6,162	1,841	—	—	8,738	1,028
Provisions, accruals, deferred income and other liabilities	189	179	8,057	3,826	103	74	10,719	3,097
Total related party liabilities at 31 Dec	16,820	14,564	62,196	33,292	9,358	5,748	70,071	41,444
Guarantees and commitments	—	—	2,622	2,061	—	—	2,438	1,762
	Due to/from HSBC Holdings plc			Due to/from subsidiaries of HSBC Holdings plc
	2021 £m	2020 £m	2019 £m	2021 £m	2020 £m	2019 £m
Income statement
Interest income	4	5	9	32	55	142
Interest expense1	50	(55)	84	58	256	329
Fee income	8	13	10	61	55	47
Fee expense	—	—	2	357	389	356
Trading income	—	—	—	2	2	8
Trading expense	—	—	—	—	2	15
Other operating income	7	30	69	236	365	322
General and administrative expenses	143	126	38	2,110	2,077	2,207

1
2020 negative balance relates to net impact of fixed-for-floating-interest-rate swaps which the group has entered into to manage the movements in market interest rates on certain fixed rate financial liabilities.

The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

	2021						2020
	Due to/from subsidiaries of HSBC Bank plc subsidiaries		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/from subsidiaries of HSBC Bank plc subsidiaries		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m	Highest balance during the year £m	Balance at 31 Dec £m
Assets
Trading assets	603	264	108	19	4,695	1,360	907	234	169	108	1,664	1,154
Derivatives	15,309	9,025	2,002	787	22,953	19,755	19,139	15,309	2,261	2,002	31,986	19,829
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Loans and advances to banks	3,172	2,259	—	—	3,561	2,100	5,263	2,123	—	—	4,794	3,083
Loans and advances to customers	6,446	3,850	—	—	416	242	8,198	6,446	—	—	395	322
Financial investments	3,337	3,337	—	—	—	—	2,214	2,214	—	—	—	—
Reverse repurchase agreements – non- trading	2,313	2,313	—	—	2,058	1,428	3,070	965	—	—	1,942	775
Prepayments, accrued income and other assets	5,921	1,685	1,537	1,261	9,327	4,557	4,769	2,986	2,228	1,430	10,063	4,136
Investments in subsidiary undertakings	6,479	6,479	—	—	—	—	6,458	6,458	—	—	—	—
Total related party assets at 31 Dec	43,580	29,212	3,647	2,067	43,010	29,442	50,018	36,735	4,658	3,540	50,844	29,299
Liabilities
Trading liabilities	112	49	158	21	116	82	10	1	406	151	742	51
Financial liabilities designated at fair value	—	—	1,181	1,162	1,201	—	318	—	—	—	1,307	1,201
Deposits by banks	1,808	1,229	—	—	3,245	965	1,956	1,096	—	—	3,089	1,471
Customer accounts	1,287	696	2,364	1,875	3,321	3,013	1,287	1,287	4,200	2,080	2,509	2,178
Derivatives	17,378	10,190	3,443	2,074	23,787	20,182	18,174	17,378	4,649	3,443	29,159	20,161
Subordinated liabilities	700	700	9,262	9,033	10,187	—	700	700	—	—	10,519	10,187
Repurchase agreements – non-trading	988	431	—	—	5,670	1,645	2,349	988	—	—	8,468	1,028
Provisions, accruals, deferred income and other liabilities	6,166	1,127	174	166	6,423	3,302	7,716	1,563	63	45	9,578	2,510
Total related party liabilities at 31 Dec	28,439	14,422	16,582	14,331	53,950	29,189	32,510	23,013	9,318	5,719	65,371	38,787
Guarantees and commitments	5,338	2,676	—	—	1,686	1,130	11,011	4,974	—	—	1,427	893
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
The HSBC Bank (UK) Pension Scheme (the ‘Scheme’) entered into swap transactions with the company to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2021, the gross notional value of the swaps was £5,490m (2020: £5,645m), the swaps had a positive fair value of £766m to the company (2020: positive fair value of £713m) and the company had delivered collateral of £775m (2020: £711m) to the Scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.
35
Business disposals

In 2021, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcement of the potential sale of our retail banking businesses in France.
Planned sale of the retail banking business in France
Further to the strategic review, HBCE signed on 25 November 2021 a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HBCE’s retail banking business in France. This followed the signing of a memorandum of understanding on 18 June 2021 and the conclusion of the information and consultation processes of the parties with their respective works councils.
In parallel, several other agreements have been entered into aiming to ensure continuity of service for HBCE ‘s retail banking customers who hold asset management products with HSBC Global Asset Management (France) and HSBC REIM (France), and protection and/or life-wrapped insurance products with HSBC Assurances Vie (France).
The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions includes: HBCE’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HBCE’s 100 % ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The sale would generate an estimated pre-tax loss including related transaction costs for HBCE of €2 bn. The signing of the framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of €382m) for a provision for loss on disposal which was recorded in the French tax return. A deferred tax liability of the same amount arises as a consequence of the temporary difference between the French tax return and IFRS in respect of this provision. The vast majority of the estimated loss for the write-down of the disposal group to fair value less costs to sell will be recognised when it is classified as held for sale in accordance with IFRS 5, which is currently anticipated to be in 2022. Subsequently, the disposal group classified as held for sale will be re-measured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised shall be recognised at the date of derecognition which is currently anticipated to be in 2023.
At 31 December 2021, the value of the total assets of the business to be sold was €24.1bn, including €21.9bn of loans and advances to customers, and the value of customer accounts was €19.9bn. For further information on tax, see page F-34 ‘Note 7 — Tax’.
36
Risk management

Credit risk management
Credit Risk sub-function
Credit approval authorities are delegated by the Board to the Chief Executive together with the authority to sub-delegate them. The Credit Risk sub-function in Risk is responsible for the key policies and processes for managing credit risk, which include formulating credit policies and risk rating frameworks, guiding the appetite for credit risk exposures, undertaking independent reviews and objective assessment of credit risk, and monitoring performance and management of portfolios.
The principal objectives of our credit risk management are:
•
to maintain across the group a strong culture of responsible lending and a robust risk policy and control framework;

•
to both partner and challenge global businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and

•
to ensure there is independent, expert scrutiny of credit risks, their costs and mitigation.

Concentration of exposure
Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or are engaged in similar activities, or operate in the same geographical areas/industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. The group uses a number of controls and measures to minimise undue concentration of exposure in the group’s portfolios across industry, country and customer groups. These include portfolio and counterparty limits, approval and review controls, and stress testing.
Credit quality of financial instruments
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support the calculation of our minimum credit regulatory capital requirement. The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and retail lending businesses, and the external ratings attributed by external agencies to debt securities.
For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications based upon the mapping of related customer risk rating (‘CRR’) to external credit rating.
Renegotiated loans and recognition of expected credit losses
For retail lending, unsecured renegotiated loans are generally segmented from other parts of the loan portfolio. Renegotiated expected credit loss assessments reflect the higher rates of losses typically encountered with renegotiated loans. For wholesale lending, renegotiated loans are typically assessed individually. Credit risk ratings are intrinsic to the impairment assessments. The individual impairment assessment takes into account the higher risk of the future non-payment inherent in renegotiated loans.
Write-off of loans and advances
For details of our accounting policy on the write-off of loans and advances, see Note 1.2(i) on the financial statements.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard period runs until the end of the month in which the account becomes 180 days contractually delinquent. Write-off periods may be extended, generally to no more than 360 days past due. However, in exceptional circumstances, they may be extended further.
For secured facilities, write-off should occur upon repossession of collateral, receipt of proceeds via settlement, or determination that recovery of the collateral will not be pursued.
Any secured assets maintained on the balance sheet beyond 60 months of consecutive delinquency-driven default require additional monitoring and review to assess the prospect of recovery.
There are exceptions in a few countries where local regulation or legislation constrain earlier write-off, or where the realisation of collateral for secured real estate lending takes more time. In the event of bankruptcy or analogous proceedings, write-off may occur earlier than the maximum periods stated above. Collection procedures may continue after write-off.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS9 are applied and the associated allowance for ECL.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	31 Dec 2021		31 Dec 2020
	Gross carrying/nominal amount £m	Allowance for ECL1 £m	Gross carrying/nominal amount £m	Allowance for ECL1 £m
Loans and advances to customers at amortised cost	92,331	(1,154)	102,960	(1,469)
– personal	25,394	(163)	26,499	(208)
– corporate and commercial	56,087	(964)	62,987	(1,168)
– non-bank financial institutions	10,850	(27)	13,474	(93)
Loans and advances to banks at amortised cost	10,789	(5)	12,662	(16)
Other financial assets measured at amortised cost	202,137	(9)	202,763	(12)
– cash and balances at central banks	108,482	—	85,093	(1)
– items in the course of collection from other banks	346	—	243	—
– reverse repurchase agreements - non trading	54,448	—	67,577	—
– financial investments	10	—	15	—
– prepayments, accrued income and other assets2	38,851	(9)	49,835	(11)
Total gross carrying amount on balance sheet	305,257	(1,168)	318,385	(1,497)
Loans and other credit related commitments	115,695	(55)	143,036	(112)
– personal	2,269	(1)	2,211	(1)
– corporate and commercial	63,352	(48)	75,863	(89)
– financial	50,074	(6)	64,962	(22)
Financial guarantees3	11,054	(17)	3,969	(23)
– personal	26	—	32	—
– corporate and commercial	9,894	(16)	2,735	(19)
– financial	1,134	(1)	1,202	(4)
Total nominal amount off balance sheet4	126,749	(72)	147,005	(135)
	432,006	(1,240)	465,390	(1,632)
	Fair value £m	Memorandum allowance for ECL5 £m	Fair value £m	Memorandum allowance for ECL5 £m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	41,188	(19)	51,713	(22)

1
The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.

2
Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page F-7 includes both financial and non-financial assets.

3
Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

4
Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

5
Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

The following table provides an overview of the group’s and bank’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
•
Stage 1: These financial assets are unimpaired and without significant increase in credit risk on which a 12-month allowance for ECL is recognised.

•
Stage 2: A significant increase in credit risk has been experienced since initial recognition on which a lifetime ECL is recognised.

•
Stage 3: There is objective evidence of impairment, and are therefore considered to be in default or otherwise credit impaired on which a lifetime ECL is recognised.

•
Purchased or originated credit-impaired (‘POCI’): Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses on which a lifetime ECL is recognised.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2021
	Gross carrying/nominal amount2					Allowance for ECL					ECL coverage %
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI3 £m	Total £m	Stage 1%	Stage 2%	Stage 3%	POCI3%	Total %
Loans and advances to customers at amortised cost	80,730	9,121	2,478	2	92,331	(86)	(158)	(908)	(2)	(1,154)	0.1	1.7	36.6	100.0	1.2
– personal	24,255	686	453	—	25,394	(22)	(16)	(125)	—	(163)	0.1	2.3	27.6	—	0.6
– corporate and commercial	46,237	8,066	1,782	2	56,087	(58)	(137)	(767)	(2)	(964)	0.1	1.7	43.0	100.0	1.7
– non-bank financial institutions	10,238	369	243	—	10,850	(6)	(5)	(16)	—	(27)	0.1	1.4	6.6	—	0.2
Loans and advances to banks at amortised cost	10,750	39	—	—	10,789	(4)	(1)	—	—	(5)	—	2.6	—	—	—
Other financial assets measured at amortised cost	202,048	47	42	—	202,137	—	—	(9)	—	(9)	—	—	21.4	—	—
Loan and other credit-related commitments	107,922	7,571	202	—	115,695	(25)	(22)	(8)	—	(55)	—	0.3	4.0	—	—
– personal	2,152	114	3	—	2,269	(1)	—	—	—	(1)	—	—	—	—	—
– corporate and commercial	56,325	6,829	198	—	63,352	(20)	(20)	(8)	—	(48)	—	0.3	4.0	—	0.1
– financial	49,445	628	1	—	50,074	(4)	(2)	—	—	(6)	—	0.3	—	—	—
Financial guarantees1	10,215	740	99	—	11,054	(3)	(7)	(7)	—	(17)	—	0.9	7.1	—	0.2
– personal	23	2	1	—	26	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	9,257	540	97	—	9,894	(2)	(7)	(7)	—	(16)	—	1.3	7.2	—	0.2
– financial	935	198	1	—	1,134	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2021	411,665	17,518	2,821	2	432,006	(118)	(188)	(932)	(2)	(1,240)	—	1.1	33.0	100.0	0.3

1
Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

2
Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

3
Purchased or originated credit-impaired (‘POCI’).

Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 days and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 31 December 2021
	Gross carrying amount			Allowance for ECL			ECL coverage %
		Of which:	Of which:		Of which:	Of which:		Of which:	Of which:
	Stage 2 £m	1 to 29 DPD1,2 £m	30 and > DPD1,2 £m	Stage 2 £m	1 to 29 DPD1,2 £m	30 and > DPD1,2 £m	Stage 2%	1 to 29 DPD1,2%	30 and > DPD1,2%
Loans and advances to customers at amortised cost:	9,121	56	237	(158)	(1)	(1)	1.7	1.8	0.4
– personal	686	49	29	(16)	(1)	(1)	2.3	2.0	3.4
– corporate and commercial	8,066	7	199	(137)	—	—	1.7	—	—
– non-bank financial institutions	369	—	9	(5)	—	—	1.4	—	—
Loans and advances to banks at amortised cost	39	—	—	(1)	—	—	2.6	—	—
Other financial assets measured at amortised cost	47	—	—	—	—	—	—	—	—
1
Days past due (‘DPD’). Up-to-date accounts in stage 2 are not shown in amounts presented above.

2
The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2020 (continued)
	Gross carrying/nominal amount2					Allowance for ECL					ECL coverage %
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI3 £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI3 £m	Total £m	Stage 1%	Stage 2%	Stage 3%	POCI3%	Total %
Loans and advances to customers at amortised cost	83,179	16,774	2,966	41	102,960	(129)	(297)	(1,031)	(12)	(1,469)	0.2	1.8	34.8	29.3	1.4
– personal	24,991	974	534	—	26,499	(18)	(37)	(153)	—	(208)	0.1	3.8	28.7	—	0.8
– corporate and commercial	46,773	14,052	2,121	41	62,987	(100)	(225)	(831)	(12)	(1,168)	0.2	1.6	39.2	29.3	1.9
– non-bank financial institutions	11,415	1,748	311	—	13,474	(11)	(35)	(47)	—	(93)	0.1	2.0	15.1	—	0.7
Loans and advances to banks at amortised cost	12,533	129	—	—	12,662	(13)	(3)	—	—	(16)	0.1	2.3	—	—	0.1
Other financial assets measured at amortised cost	202,659	65	39	—	202,763	(2)	—	(10)	—	(12)	—	—	25.6	—	—
Loan and other credit-related commitments	128,956	13,814	266	—	143,036	(34)	(68)	(10)	—	(112)	—	0.5	3.8	—	0.1
– personal	1,991	217	3	—	2,211	—	(1)	—	—	(1)	—	0.5	—	—	—
– corporate and commercial	65,199	10,404	260	—	75,863	(29)	(51)	(9)	—	(89)	—	0.5	3.5	—	0.1
– financial	61,766	3,193	3	—	64,962	(5)	(16)	(1)	—	(22)	—	0.5	33.3	—	—
Financial guarantees1	2,839	1,008	121	1	3,969	(4)	(10)	(9)	—	(23)	0.1	1.0	7.4	—	0.6
– personal	26	5	1	—	32	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,878	737	119	1	2,735	(3)	(7)	(9)	—	(19)	0.2	0.9	7.6	—	0.7
– financial	935	266	1	—	1,202	(1)	(3)	—	—	(4)	0.1	1.1	—	—	0.3
At 31 Dec 2020	430,166	31,790	3,392	42	465,390	(182)	(378)	(1,060)	(12)	(1,632)	—	1.2	31.3	28.6	0.4
1
Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

2
Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

3
Purchased or originated credit-impaired (‘POCI’).

Stage 2 days past due analysis at 31 December 2020 (continued)
	Gross carrying amount			Allowance for ECL			ECL coverage %
	Stage 2 £m	Of which: 1 to 29 DPD1,2 £m	Of which: 30 and > DPD1,2 £m	Stage 2 £m	Of which: 1 to 29 DPD1,2 £m	Of which: 30 and > DPD1,2 £m	Stage 2%	Of which: 1 to 29 DPD1,2%	Of which: 30 and > DPD1,2%
Loans and advances to customers at amortised cost	16,774	64	50	(297)	(3)	(2)	1.8	4.7	4.0
– personal	974	54	39	(37)	(2)	(2)	3.8	3.7	5.1
– corporate and commercial	14,052	9	11	(225)	(1)	—	1.6	11.1	—
– non-bank financial institutions	1,748	1	—	(35)	—	—	2.0	—	—
Loans and advances to banks at amortised cost	129	—	—	(3)	—	—	2.3	—	—
Other financial assets measured at amortised cost	65	—	—	—	—	—	—	—	—
1
Days past due (‘DPD’). Up-to-date accounts in stage 2 are not shown in amounts presented above.

2
The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

Credit exposure
Maximum exposure to credit risk
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments. The offset on derivatives remains in line with the movements in maximum exposure amounts.

‘Maximum exposure to credit risk’ table

The following table presents our maximum exposure before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). The table excludes financial instruments whose carrying amount best represents the net exposure to credit risk and it excludes equity securities as they are not subject to credit risk. For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and other guarantees granted, it is the maximum amount that the group would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments, it is generally the full amount of the committed facilities.

The offset in the table relates to amounts where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. No offset has been applied to off-balance sheet collateral. In the case of derivatives the offset column also includes collateral received in cash and other financial assets.

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place which reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets such as residential properties, collateral held in the form of financial instruments that are not held on balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the risk is predominantly borne by the policyholder. See Note 28 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the Collateral section on page F-99.

Maximum exposure to credit risk
	2021			2020
	Maximum exposure £m	Offset £m	Net £m	Maximum exposure £m	Offset £m	Net £m
Loans and advances to customers held at amortised cost	91,177	(7,057)	84,120	101,491	(8,717)	92,774
– personal	25,231	—	25,231	26,291	(3)	26,288
– corporate and commercial	55,123	(6,228)	48,895	61,819	(7,662)	54,157
– non-bank financial institutions	10,823	(829)	9,994	13,381	(1,052)	12,329
Loans and advances to banks at amortised cost	10,784	(88)	10,696	12,646	(137)	12,509
Other financial assets held at amortised cost	202,455	(10,239)	192,216	203,084	(10,604)	192,480
– cash and balances at central banks	108,482	—	108,482	85,092	—	85,092
– items in the course of collection from other banks	346	—	346	243	—	243
– reverse repurchase agreements – non trading	54,448	(10,239)	44,209	67,577	(10,604)	56,973
– financial investments	10	—	10	15	—	15
– prepayments, accrued income and other assets	39,169	—	39,169	50,157	—	50,157
Derivatives	141,221	(139,668)	1,553	201,210	(200,137)	1,073
Total on balance sheet exposure to credit risk	445,637	(157,052)	288,585	518,431	(219,595)	298,836
Total off-balance sheet	146,261	—	146,261	165,368	—	165,368
– financial and other guarantees1	26,840	—	26,840	18,177	—	18,177
– loan and other credit-related commitments	119,421	—	119,421	147,191	—	147,191
At 31 Dec	591,898	(157,052)	434,846	683,799	(219,595)	464,204

1
‘Financial and other guarantees’ represents ‘Financial guarantees’ and ‘Performance and other guarantees’ as disclosed in Note 31, net of ECL.

Credit deterioration of financial instruments
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2 and stage 3 (credit impaired) and POCI financial instruments can be found in Note 1.2 on the financial statements.
Measurement uncertainty and sensitivity analysis of ECL estimates
Despite a broad recovery in economic conditions during 2021, ECL estimates continued to be subject to a high degree of uncertainty and management judgements and estimates continue to reflect a degree of caution, both in the selection of economic scenarios and their weightings, and through management judgemental adjustments. Releases of provisions were made progressively as economic conditions recovered and by 31 December 2021 the majority of the 2020 uplift in ECL provisions had been reversed.
The recognition and measurement of ECL involves the use of significant judgement and estimation. The group form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.

Methodology
Four economic scenarios are used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
In the second quarter of 2020, to ensure that the severe risks associated with the pandemic were appropriately captured, management added a fourth, more severe, scenario to use in the measurement of ECL. Starting in the fourth quarter of 2021, HSBC’s methodology has been adjusted so that the use of four scenarios, of which two are Downside scenarios is the standard approach to ECL calculation.
Three of the scenarios are drawn from consensus forecasts and distributional estimates. The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting, while the outer scenarios represent the tails of the distribution, which are less likely to occur. The Central scenario is created using the average of a panel of external forecasters. Consensus Upside and Downside scenarios are created with reference to distributions for select markets that capture forecasters’ views of the entire range of outcomes. In the later years of the scenarios, projections revert to long-term consensus trend expectations. In the consensus outer scenarios, reversion to trend expectations is done mechanically with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, Downside 2, is designed to represent management’s view of severe downside risks. It is a globally consistent narrative-driven scenario that explores more extreme economic outcomes than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations. They may instead explore alternative states of equilibrium, where economic activity moves permanently away from past trends.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts specifically for the purpose of calculating ECL.
The global economy experienced a recovery in 2021, following an unprecedented contraction in 2020. Restrictions to mobility and travel eased across our key markets, aided by the successful roll-out of vaccination programmes. The emergence of new variants that potentially reduce the efficacy of vaccines remains a risk.
Economic forecasts remain subject to a high degree of uncertainty. Risks to the economic outlook are dominated by the progression of the pandemic, vaccine roll-out and the public policy response. Geopolitical risks also remain significant and include continued differences between the US and other countries with China over a range of economic and strategic defence issues. Continued uncertainty over the long-term economic relationship between the UK and EU also present downside risks.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario features a continued recovery in economic growth in 2022 as activity and employment gradually return to the levels reached prior to the pandemic of Covid-19.
Our Central scenario assumes that the stringent restrictions on activity, imposed across several countries and territories in 2020 and early 2021 are not repeated. The new viral strain that emerged late in 2021, Omicron, has only a limited impact on the recovery, according to this scenario. Consumer spending and business investment, supported by elevated levels of private sector savings, are expected to drive the economic recovery as fiscal and monetary policy support recedes.
Regional differences in the speed of economic recovery in the Central scenario reflect differences in the progression of the pandemic, roll-out of vaccination programmes, national level restrictions imposed and scale of support measures. Global GDP is expected to grow by 4.2% in 2022 in the Central scenario and the average rate of global GDP growth is 3.1% over the five-year forecast period. This exceeds the average growth rate over the five-year period prior to the onset of the pandemic.
The key features of our Central scenario are:
•
Economic activity in our top markets continues to recover. GDP grows at a moderate rate and exceeds pre-pandemic levels across all our key markets in 2022.

•
Unemployment declines to levels only slightly higher than existed pre-pandemic, with the exception of France where the downward trend in unemployment, related to structural changes to the labour market, resumes.

•
Covid-19-related fiscal spending recedes in 2022 as fewer restrictions on activity allow fiscal support to be withdrawn. Deficits remain high in several countries as they embark on multi-year investment programmes to support recovery, productivity growth and climate transition.

•
Inflation across many of our key markets remains elevated through 2022. Supply driven price pressures persist through the first half of 2022 before gradually easing. In subsequent years, inflation quickly converges back towards central bank target rates.

•
Policy interest rates in key markets rise gradually over our projection period, in line with economic recovery.

•
The West Texas Intermediate oil price is forecast to average $62 per barrel over the projection period.

In the longer term, growth reverts back towards similar rates that existed prior to the pandemic, suggesting that the damage to long-term economic prospects is expected to be minimal.
The Central scenario was first created with forecasts available in November, and subsequently updated in December.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Central scenario.

Central scenario 2022–2026
	UK	France
	%	%
GDP growth rate
2022: Annual average growth rate	5.0	3.9
2023: Annual average growth rate	2.1	2.1
2024: Annual average growth rate	1.9	1.6
5-year average	2.5	2.1
Unemployment rate
2022: Annual average rate	4.5	8.0
2023: Annual average rate	4.3	7.7
2024: Annual average rate	4.2	7.6
5-year average	4.3	7.7
House price growth
2022: Annual average growth rate	5.5	4.9
2023: Annual average growth rate	3.3	4.6
2024: Annual average growth rate	3.3	4.0
5-year average	3.5	3.9
Short-term interest rate
2022: Annual average rate	1.0	(0.5)
2023: Annual average rate	1.3	(0.3)
2024: Annual average rate	1.2	(0.1)
5-year average	1.2	(0.2)
Probability	60	60
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features a faster recovery in economic activity during the first two years, before converging to long-run trend expectations.
The scenario is consistent with a number of key upside risk themes. These include the orderly and rapid global abatement of Covid-19 via successful containment and ongoing vaccine efficacy; de-escalation of tensions between the US and China; continued fiscal and monetary support; and smooth relations between the UK and the EU.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Upside scenario.

Consensus Upside scenario best outcome
	UK %		France %
GDP growth rate	9.9	(1Q22)	7.0	(2Q22)
Unemployment rate	3.0	(4Q23)	6.6	(4Q23)
House price growth	7.4	(2Q23)	6.8	(2Q22)
Short-term interest rate	0.7	(1Q22)	(0.5)	(1Q22)
Probability		10		10
Note: Extreme point in the consensus Upside is ‘best outcome’ in the scenario, for example the highest GDP growth and the lowest unemployment rate, in the first two years of the scenario.
Downside scenarios
The progress of the pandemic and the ongoing public policy response continues to be a key source of risk. Downside scenarios assume that new strains of the virus result in an acceleration in infection rates and increased pressure on public health services, necessitating restrictions on activity. The reimposition of such restrictions could be assumed to have a damaging effect on consumer and business confidence.
Government fiscal programmes in advanced economies in 2020 and 2021 were supported by accommodative actions taken by central banks. These measures have provided households and firms with significant support. An inability or unwillingness to continue with such support or the untimely withdrawal of support present a downside risk to growth.

While Covid-19 and related risks dominate the economic outlook, geopolitical risks also present a threat. These risks include:
•
continued differences between the US and other countries with China, which could affect sentiment and restrict global economic activity; and

•
potential disagreements between the UK and the EU, which may hinder the ability to reach a more comprehensive agreement on trade and services, despite the Trade and Cooperation Agreement averting a disorderly UK departure.

The consensus Downside scenario
In the consensus Downside scenario, economic recovery is weaker compared with the Central scenario as key global risks, including Covid-19, escalate. Compared with the Central scenario GDP growth is expected to be lower, unemployment rates rise moderately and asset and commodity prices fall, before gradually recovering towards their long-run trend expectations.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Downside scenario.

Consensus Downside scenario worst outcome
	UK %		France %
GDP growth rate	(0.5)	(3Q23)	0.5	(4Q23)
Unemployment rate	5.6	(4Q22)	9.1	(3Q22)
House price growth	(4.2)	(1Q23)	2.0	(4Q22)
Short-term interest rate	0.2	(4Q23)	(0.5)	(1Q22)
Probability		15		15
Note: Extreme point in the consensus Downside is ‘worst outcome’ in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession. In this scenario, new Covid-19 variants emerge that cause infections to rise sharply in 2022, resulting in setbacks to vaccination programmes and the rapid imposition of restrictions on mobility and travel across some countries. The scenario also assumes governments and central banks are unable to significantly increase fiscal and monetary support, which results in abrupt corrections in labour and asset markets.
The following table describes key macroeconomic variables and the probabilities assigned in the Downside 2 scenario.

Downside 2 scenario worst outcome
	UK %		France %
GDP growth rate	(4.6)	(4Q22)	(4.6)	(4Q22)
Unemployment rate	7.5	(2Q23)	10.0	(4Q23)
House price growth	(14.2)	(2Q23)	(6.0)	(2Q23)
Short-term interest rate	1.6	(2Q22)	0.4	(2Q22)
Probability		15		15
Note: Extreme point in the Downside 2 is ‘worst outcome’ in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario.
Scenario weighting
In reviewing the economic conjuncture, the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assign scenario probabilities that are tailored to its view of uncertainty in individual markets.
To inform its view, management has considered the progression of the virus in individual countries, the speed of vaccine roll-outs, the degree of current and expected future government support and connectivity with other countries. Management has also been guided by the policy response and economic performance through the pandemic, as well as the evidence that economies have adapted as the virus has progressed.
A key consideration in the fourth quarter was the emergence of the new variant, Omicron. The virulence and severity of the new strain, in addition to the continued efficacy of vaccines against it, was unknown when the variant first emerged. Management therefore determined that uncertainty attached to forecasts had increased and sought to reflect this in scenario weightings.
The UK and France faced the greatest economic uncertainties of our key markets. The emergence of Omicron exacerbated the rise in case rates and hospitalisations in both countries, necessitating the imposition of new restrictions. These increase uncertainties around economic growth and employment. Accordingly, the Central scenario was assigned a 60% weight in both countries. The two Downside scenarios were given a combined probability weighting of 30% for both the UK and France.

Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates. Despite a general recovery in economic conditions during 2021, the level of estimation uncertainty and judgement has remained high during 2021 as a result of the ongoing economic effects of the Covid-19 pandemic and other sources of economic instability, including significant judgements relating to:
•
the selection and weighting of economic scenarios, given rapidly changing economic conditions in an unprecedented manner, uncertainty as to the effect of government and central bank support measures designed to alleviate adverse economic impacts, and a wider distribution of economic forecasts than before the pandemic. The key judgements are the length of time over which the economic effects of the pandemic will occur, and the speed and shape of recovery. The main factors include the effectiveness of pandemic containment measures, the pace of roll-out and effectiveness of vaccines, and the emergence of new variants of the virus, plus a range of geopolitical uncertainties, which together represent a high degree of estimation uncertainty, particularly in assessing Downside scenarios;

•
estimating the economic effects of those scenarios on ECL, where there is no observable historical trend that can be reflected in the models that will accurately represent the effects of the economic changes of the severity and speed brought about by the Covid-19 pandemic and the recovery from those conditions. Modelled assumptions and linkages between economic factors and credit losses may underestimate or overestimate ECL in these conditions, and there is significant uncertainty in the estimation of parameters such as collateral values and loss severity; and

•
the identification of customers experiencing significant increases in credit risk and credit impairment, particularly where those customers have accepted payment deferrals and other reliefs designed to address short-term liquidity issues given muted default experience to date. The use of segmentation techniques for indicators of significant increases in credit risk involves significant estimation uncertainty.

How economic scenarios are reflected in ECL calculations
Models are used to reflect economic scenarios on ECL estimates. As described above, modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2021, and judgemental adjustments were still required to support modelled outcomes.
The group has developed globally consistent methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental adjustments made, including those to reflect the circumstances experienced in 2021.
For our wholesale portfolios, a global methodology is used for the estimation of the term structure of probability of default (‘PD’) and loss given default (‘LGD’). For PDs, the group considers the correlation of forward economic guidance to default rates for a particular industry in a country. For LGD calculations, the group consider the correlation of forward economic guidance to collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
For impaired loans, LGD estimates take into account independent recovery valuations provided by external consultants where available or internal forecasts corresponding to anticipated economic conditions and individual company conditions. In estimating the ECL on impaired loans that are individually considered not to be significant, the group incorporates forward economic guidance proportionate to the probability-weighted outcome and the Central scenario outcome for non-stage 3 populations.
For our retail portfolios, the impact of economic scenarios on PD is modelled at a portfolio level. Historical relationships between observed default rates and macroeconomic variables are integrated into IFRS 9 ECL estimates by using economic response models. The impact of these scenarios on PD is modelled over a period equal to the remaining maturity of the underlying asset or assets. The impact on LGD is modelled for mortgage portfolios by forecasting future loan-to-value (‘LTV’) profiles for the remaining maturity of the asset by using national level forecasts of the house price index and applying the corresponding LGD expectation.
These models are based largely on historical observations and correlations with default rates. Management judgemental adjustments are described below.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are short-term increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied following management review and challenge.
At 31 December 2021, management judgements were applied to reflect credit risk dynamics not captured by our models. The drivers of the management judgemental adjustments reflect the changing economic outlook and evolving risks across our geographies.
Where the macroeconomic and portfolio risk outlook continues to improve, supported by low levels of observed defaults, adjustments initially taken to reflect increased risk expectations have been retired or reduced.
However, other adjustments have increased where modelled outcomes are overly sensitive and not aligned to observed changes in the risk of the underlying portfolios during the pandemic, or where sector-specific risks are not adequately captured.
The effect of management judgemental adjustments is considered for balances and ECL when determining whether or not a significant increase in credit risk has occurred and are attributed or allocated to a stage as appropriate. This is in accordance with the internal adjustments framework.
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Management judgemental adjustments made in estimating the scenario-weighted reported ECL at 31 December 2021 are set out in the following table.
The table includes adjustments in relation to data and model limitations, including those driven by late-breaking events and sector-specific risks and as a result of the regular process of model development and implementation.

Management judgemental adjustments to ECL at 31 December 20211
	Retail £m	Wholesale £m	Total £m
Low-risk counterparties (banks, sovereigns and government entities)	—	(4)	(4)
Corporate lending adjustments	—	31	31
Retail lending probability of default adjustments	—	—	—
Retail model default timing adjustments	—	—	—
Macroeconomic-related adjustments	17	—	17
Pandemic-related economic recovery adjustments	3	—	3
Other retail lending adjustments	—	—	—
Total	20	27	47

Management judgemental adjustments to ECL at 31 December 20201
	Retail £m	Wholesale £m	Total £m
Low-risk counterparties (banks, sovereigns and government entities)	(5)	8	3
Corporate lending adjustments	—	56	56
Retail lending probability of default adjustments	(10)	—	(10)
Retail model default timing adjustments	3	—	3
Macroeconomic-related adjustments	11	—	11
Pandemic-related economic recovery adjustments	—	—	—
Other retail lending adjustments	4	—	4
Total	3	64	67

1
Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.

Management judgemental adjustments at 31 December 2021 were an increase to ECL of £27m for the wholesale portfolio and an increase to ECL of £20m for the retail portfolio.
During 2021, management judgemental adjustments reflected an evolving macroeconomic outlook and the relationship of the modelled ECL to this outlook and to late-breaking and sector-specific risks.
At 31 December 2021, wholesale management judgemental adjustments were an ECL increase of £27m (31 December 2020: £64m increase).
•
Adjustments relating to low credit-risk exposures decreased ECL by £4m at 31 December 2021 (31 December 2020: £8m increase). These were mainly to highly rated banks, sovereigns and US government-sponsored entities, where modelled credit factors did not fully reflect the underlying fundamentals of these entities or the effect of government support and economic programmes in the Covid-19 environment. The decrease in adjustment impact relative to 31 December 2020 was mostly driven by increased alignment of modelled outcomes to management expectations following changes in systems and data.

•
Adjustments to corporate exposures increased ECL by £31m at 31 December 2021 (31 December 2020: £56m increase). These principally reflected the outcome of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics, quantitative analyses and benchmarks. Considerations include risk of individual exposures under different macroeconomic scenarios and comparison of key risk metrics to pre-pandemic levels, resulting in either releases or increases to ECL. The decrease in adjustment impact relative to 31 December 2020 was mostly driven by management judgements as a result of the effect of further improvement of macroeconomic scenarios on modelled outcomes and increased dislocation of modelled outcomes to management expectations for high-risk sectors and due to late-breaking events not fully reflected in the underlying data.

At 31 December 2021, retail management judgemental adjustments were an ECL increase of £20m (31 December 2020: £3m increase).
•
Pandemic-related economic recovery adjustments increased ECL by £3m (31 December 2020: £0) to adjust for the effects of the volatile pace of recovery from the pandemic. This is where in management’s judgement, supported by quantitative analyses of portfolio and economic metrics, modelled outcomes are overly sensitive given the limited observed deterioration in the underlying portfolio during the pandemic.
•
Positive macroeconomic-related adjustments have remained broadly stable in comparison to 31 December 2020.

Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. It is generally impracticable to separate the effect of macroeconomic factors in individual assessments of obligors in default. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Therefore, the sensitivity analysis to macroeconomic scenarios does not capture the residual estimation risk arising from wholesale stage 3 exposures.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity analysis is stated inclusive of management judgemental adjustments, as appropriate to each scenario. The results tables exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. Additionally, in both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risk profiles relative to the consensus scenarios for the period end.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions1,2
	UK £m	France £m
ECL of loans and advances to customers at 31 December 2021
Reported ECL	104	98
Consensus scenarios
Central scenario	90	89
Upside scenario	71	78
Downside scenario	109	120
Downside 2 scenario	189	138
Gross carrying amount2	142,450	120,955
ECL of loans and advances to customers at 31 December 2020
Reported ECL	317	88
Consensus scenarios
Central scenario	219	82
Upside scenario	156	73
Downside scenario	339	98
Additional Downside scenario	657	178
Gross carrying amount2	137,825	123,444

1
ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.

2
Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.

Retail analysis

IFRS 9 ECL sensitivity to future economic conditions1
	UK £m	France £m
ECL of loans and advances to customers at 31 December 2021
Reported ECL	5	91
Consensus scenarios
Central scenario	4	91
Upside scenario	4	91
Downside scenario	5	92
Downside 2 scenario	10	93
Gross carrying amount	2,007	18,295

IFRS 9 ECL sensitivity to future economic conditions1
	UK	France
ECL of loans and advances to customers at 31 December 2020
Reported ECL	12	114
Consensus scenarios
Central scenario	11	113
Upside scenario	8	111
Downside scenario	14	115
Additional Downside scenario	17	118
Gross carrying amount	1,980	19,254

1
ECL sensitivities exclude portfolios utilising less complex modelling approaches.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees1
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m
At 1 Jan 2021	184,715	(180)	31,726	(378)	3,352	(1,050)	40	(12)	219,833	(1,620)
Transfers of financial instruments	5,245	(66)	(5,617)	90	372	(24)	—	—	—	—
– Transfers from stage 1 to stage 2	(8,431)	14	8,431	(14)	—	—	—	—	—	—
– Transfers from stage 2 to stage 1	13,714	(78)	(13,714)	78	—	—	—	—	—	—
– Transfers to stage 3	(93)	—	(401)	28	494	(28)	—	—	—	—
– Transfers from stage 3	55	(2)	67	(2)	(122)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	43	—	(22)	—	(5)	—	—	—	16
New financial assets originated or purchased	72,348	(55)	—	—	—	—	—	—	72,348	(55)
Asset derecognised (including final repayments)	(57,098)	6	(3,481)	32	(454)	95	(3)	2	(61,036)	135
Changes to risk parameters – further lending/repayments	(16,766)	76	(3,927)	62	(213)	40	(29)	2	(20,935)	180
Changes to risk parameters – credit quality	—	54	—	7	—	(176)	—	—	—	(115)
Changes to model used for ECL calculation	—	2	—	9	—	—	—	—	—	11
Assets written off	—	—	—	—	(152)	152	(5)	5	(157)	157
Credit related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(7,512)	2	(1,060)	10	(126)	46	(1)	1	(8,699)	59
Others2	(1,320)	—	(170)	2	—	(1)	—	—	(1,490)	1
At 31 Dec 2021	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
ECL income statement release/(charge) for the period		126		88		(46)		4		172
Recoveries										3
Others										(23)
Total ECL income statement release for the period										152

	At 31 Dec 2021		12 months ended 31 Dec 2021
	Gross carrying/ nominal amount £m	Allowance for ECL £m	ECL release/(charge) £m
As above	199,864	(1,231)	152
Other financial assets measured at amortised cost	202,137	(9)	(1)
Non-trading reverse purchase agreement commitments	30,005	—	—
Performance and other guarantees not considered for IFRS 9			18
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	432,006	(1,240)	169
Debt instruments measured at FVOCI	41,188	(19)	5
Total allowance for ECL/total income statement ECL release for the period	n/a	(1,259)	174

1
Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

2
Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2021, these amounted to £(1)bn and were classified as Stage 1 with no ECL.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees1 (continued)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m	Gross carrying/ nominal amount £m	Allowance for ECL £m
At 1 Jan 2020	195,249	(132)	11,103	(143)	2,235	(796)	78	(33)	208,665	(1,104)
Transfers of financial instruments:	(19,123)	(62)	16,792	93	2,331	(31)	—	—	—	—
– Transfers from stage 1 to stage 2	(31,600)	54	31,600	(54)	—	—	—	—	—	—
– Transfers from stage 2 to stage 1	12,821	(121)	(12,821)	121	—	—	—	—	—	—
– Transfers to stage 3	(351)	7	(2,147)	32	2,498	(39)	—	—	—	—
– Transfers from stage 3	7	(2)	160	(6)	(167)	8	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	60	—	(67)	—	(2)	—	—	—	(9)
New financial assets originated or purchased	95,477	(62)	—	—	—	—	10	(1)	95,487	(63)
Asset derecognised (including final repayments)	(72,860)	6	(2,553)	21	(998)	139	(16)	1	(76,427)	167
Changes to risk parameters – further lending/repayments	(21,912)	48	5,666	6	(41)	101	(11)	(2)	(16,298)	153
Changes to risk parameters – credit quality	—	(53)	—	(248)	—	(687)	—	—	—	(988)
Changes to model used for ECL calculation	—	10	—	(36)	—	—	—	—	—	(26)
Assets written off	—	—	—	—	(252)	252	(23)	23	(275)	275
Credit related modifications that resulted in derecognition	—	—	—	—	(18)	5	—	—	(18)	5
Foreign exchange	6,058	5	498	(3)	95	(33)	2	—	6,653	(31)
Others2	1,826	—	220	(1)	—	2	—	—	2,046	1
At 31 Dec 2020	184,715	(180)	31,726	(378)	3,352	(1,050)	40	(12)	219,833	(1,620)
ECL income statement charge for the period		9		(324)		(449)		(2)		(766)
Recoveries										2
Others										(17)
Total ECL income statement charge for the period										(781)

	At 31 Dec 2020		12 months ended 31 Dec 2020
	Gross carrying/ nominal amount £m	Allowance for ECL £m	ECL charge £m
As above	219,833	(1,620)	(781)
Other financial assets measured at amortised cost	202,763	(12)	(2)
Non-trading reverse purchase agreement commitments	42,794	—	—
Performance and other guarantees not considered for IFRS 9			(17)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	465,390	(1,632)	(800)
Debt instruments measured at FVOCI	51,713	(22)	(8)
Total allowance for ECL/total income statement ECL charge for the period	n/a	(1,654)	(808)

1
Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

2
Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2020, these amounted to £2bn and were classified as Stage 1 with no ECL.

Credit quality
Credit quality of financial instruments
The group assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of the probability of default (‘PD’), whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition.
Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.

Distribution of financial instruments by credit quality at 31 December 2021
	Gross carrying/notional amount
	Strong £m	Good £m	Satisfactory £m	Sub- standard £m	Credit impaired £m	Total £m	Allowance for ECL £m	Net £m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	41,339	20,531	23,469	4,512	2,480	92,331	(1,154)	91,177
– personal	18,956	4,136	1,793	56	453	25,394	(163)	25,231
– corporate and commercial	16,533	13,867	19,597	4,305	1,785	56,087	(964)	55,123
– non-bank financial institutions	5,850	2,528	2,079	151	242	10,850	(27)	10,823
Loans and advances to banks held at amortised cost	8,649	320	1,815	5	—	10,789	(5)	10,784
Cash and balances at central banks	108,133	198	151	—	—	108,482	—	108,482
Items in the course of collection from other banks	343	—	3	—	—	346	—	346
Reverse repurchase agreements – non-trading	47,071	6,355	1,022	—	—	54,448	—	54,448
Financial investments	2	—	8	—	—	10	—	10
Prepayments, accrued income and other assets	36,558	666	1,574	11	42	38,851	(9)	38,842
– endorsements and acceptances	105	61	23	—	7	196	—	196
– accrued income and other	36,453	605	1,551	11	35	38,655	(9)	38,646
Debt instruments measured at fair value through other comprehensive income1	36,410	1,899	1,406	118	—	39,833	(19)	39,814
Out-of-scope for IFRS 9
Trading assets	28,110	5,331	8,985	350	—	42,776	—	42,776
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,246	304	2,644	3	—	5,197	—	5,197
Derivatives	111,471	25,487	4,054	207	2	141,221	—	141,221
Total gross carrying amount on balance sheet	420,332	61,091	45,131	5,206	2,524	534,284	(1,187)	533,097
Percentage of total credit quality	78.7%	11.4%	8.4%	1.0%	0.5%	100.0%
Loans and other credit-related commitments	71,741	21,860	20,018	1,874	202	115,695	(55)	115,640
Financial guarantees	8,412	1,088	1,245	210	99	11,054	(17)	11,037
In-scope: Irrevocable loan commitments and financial guarantees	80,153	22,948	21,263	2,084	301	126,749	(72)	126,677
Loans and other credit-related commitments	2,134	1,114	432	94	7	3,781	—	3,781
Performance and other guarantees	7,738	4,359	3,130	490	116	15,833	(31)	15,802
Out-of-scope: Revocable loan commitments and non-financial guarantees	9,872	5,473	3,562	584	123	19,614	(31)	19,583

1
For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

Distribution of financial instruments by credit quality at 31 December 2020 (continued)
	Gross carrying/notional amount
	Strong £m	Good £m	Satisfactory £m	Sub-standard £m	Credit impaired £m	Total £m	Allowance for ECL £m	Net £m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	43,077	24,780	26,477	5,619	3,007	102,960	(1,469)	101,491
– personal	19,232	4,341	2,251	141	534	26,499	(208)	26,291
– corporate and commercial	16,340	17,132	22,330	5,023	2,162	62,987	(1,168)	61,819
– non-bank financial institutions	7,505	3,307	1,896	455	311	13,474	(93)	13,381
Loans and advances to banks held at amortised cost	10,518	721	1,412	11	—	12,662	(16)	12,646
Cash and balances at central banks	84,964	—	129	—	—	85,093	(1)	85,092
Items in the course of collection from other banks	240	—	3	—	—	243	—	243
Reverse repurchase agreements – non-trading	57,282	8,370	1,920	5	—	67,577	—	67,577
Financial investments	2	—	13	—	—	15	—	15
Prepayments, accrued income and other assets	47,928	566	1,285	17	39	49,835	(11)	49,824
– endorsements and acceptances	62	2	31	2	2	99	(1)	98
– accrued income and other	47,866	564	1,254	15	37	49,736	(10)	49,726
Debt instruments measured at fair value through other comprehensive income1	46,029	2,487	405	153	—	49,074	(22)	49,052
Out-of-scope for IFRS 9
Trading assets	34,302	5,996	9,493	410	—	50,201	—	50,201
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,460	1,152	587	4	—	4,203	—	4,203
Derivatives	165,868	30,113	4,299	890	40	201,210	—	201,210
Total gross carrying amount on balance sheet	492,670	74,185	46,023	7,109	3,086	623,073	(1,519)	621,554
Percentage of total credit quality	79%	12%	8%	1%	—	100%
Loans and other credit-related commitments	97,281	26,361	17,081	2,047	266	143,036	(112)	142,924
Financial guarantees	1,340	1,153	1,020	334	122	3,969	(23)	3,946
In-scope: Irrevocable loan commitments and financial guarantees	98,621	27,514	18,101	2,381	388	147,005	(135)	146,870
Loans and other credit-related commitments	2,525	986	578	177	1	4,267	—	4,267
Performance and other guarantees	6,728	3,808	3,145	422	179	14,282	(51)	14,231
Out-of-scope: Revocable loan commitments and non-financial guarantees	9,253	4,794	3,723	599	180	18,549	(51)	18,498
1
For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage distribution
	Gross carrying/notional amount
	Strong £m	Good £m	Satisfactory £m	Sub-standard £m	Credit impaired £m	Total £m	Allowance for ECL £m	Net £m
Loans and advances to customers at amortised cost	41,339	20,531	23,469	4,512	2,480	92,331	(1,154)	91,177
– stage 1	40,831	19,376	19,077	1,446	—	80,730	(86)	80,644
– stage 2	508	1,155	4,392	3,066	—	9,121	(158)	8,963
– stage 3	—	—	—	—	2,478	2,478	(908)	1,570
– POCI	—	—	—	—	2	2	(2)	—
Loans and advances to banks at amortised cost	8,649	320	1,815	5	—	10,789	(5)	10,784
– stage 1	8,620	311	1,814	5	—	10,750	(4)	10,746
– stage 2	29	9	1	—	—	39	(1)	38
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	192,107	7,219	2,758	11	42	202,137	(9)	202,128
– stage 1	192,105	7,214	2,727	2	—	202,048	—	202,048
– stage 2	2	5	31	9	—	47	—	47
– stage 3	—	—	—	—	42	42	(9)	33
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	71,741	21,860	20,018	1,874	202	115,695	(55)	115,640
– stage 1	71,074	19,960	16,337	551	—	107,922	(25)	107,897
– stage 2	667	1,900	3,681	1,323	—	7,571	(22)	7,549
– stage 3	—	—	—	—	202	202	(8)	194
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	8,412	1,088	1,245	210	99	11,054	(17)	11,037
– stage 1	8,340	951	849	75	—	10,215	(3)	10,212
– stage 2	72	137	396	135	—	740	(7)	733
– stage 3	—	—	—	—	99	99	(7)	92
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	322,248	51,018	49,305	6,612	2,823	432,006	(1,240)	430,766
Debt instruments at FVOCI1
– stage 1	36,005	1,825	1,292	—	—	39,122	(10)	39,112
– stage 2	405	74	114	118	—	711	(9)	702
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	36,410	1,899	1,406	118	—	39,833	(19)	39,814

1
For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage distribution (continued)
	Gross carrying/notional amount
	Strong £m	Good £m	Satisfactory £m	Sub-standard £m	Credit impaired £m	Total £m	Allowance for ECL £m	Net £m
Loans and advances to customers at amortised cost	43,077	24,780	26,477	5,619	3,007	102,960	(1,469)	101,491
– stage 1	42,579	21,351	17,556	1,693	—	83,179	(129)	83,050
– stage 2	498	3,429	8,921	3,926	—	16,774	(297)	16,477
– stage 3	—	—	—	—	2,966	2,966	(1,031)	1,935
– POCI	—	—	—	—	41	41	(12)	29
Loans and advances to banks at amortised cost	10,518	721	1,412	11	—	12,662	(16)	12,646
– stage 1	10,479	674	1,372	8	—	12,533	(13)	12,520
– stage 2	39	47	40	3	—	129	(3)	126
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	190,416	8,936	3,350	22	39	202,763	(12)	202,751
– stage 1	190,407	8,924	3,321	7	—	202,659	(2)	202,657
– stage 2	9	12	29	15	—	65	—	65
– stage 3	—	—	—	—	39	39	(10)	29
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	97,281	26,361	17,081	2,047	266	143,036	(112)	142,924
– stage 1	95,270	21,398	11,758	530	—	128,956	(34)	128,922
– stage 2	2,011	4,963	5,323	1,517	—	13,814	(68)	13,746
– stage 3	—	—	—	—	266	266	(10)	256
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	1,340	1,153	1,020	334	122	3,969	(23)	3,946
– stage 1	1,337	883	496	123	—	2,839	(4)	2,835
– stage 2	3	270	524	211	—	1,008	(10)	998
– stage 3	—	—	—	—	121	121	(9)	112
– POCI	—	—	—	—	1	1	—	1
At 31 Dec 2020	342,632	61,951	49,340	8,033	3,434	465,390	(1,632)	463,758
Debt instruments at FVOCI1
– stage 1	45,958	2,424	233	—	—	48,615	(12)	48,603
– stage 2	71	63	172	153	—	459	(10)	449
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2020	46,029	2,487	405	153	—	49,074	(22)	49,052

1
For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

Credit-impaired loans
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
•
contractual payments of either principal or interest are past due for more than 90 days;

•
there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and

•
the loan is otherwise considered to be in default. If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore, the definitions of credit-impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit-impaired.

Collateral and other credit enhancement
Although collateral can be an important mitigant of credit risk, it is the group’s practice to lend on the basis of the customer’s ability to meet their obligations out of cash flow resources rather than placing primary reliance on collateral and other credit risk enhancements. Depending on the customer’s standing and the type of product, facilities may be provided without any collateral or other credit enhancements. For other lending, a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default, the group may utilise the collateral as a source of repayment.
Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk. Where there is sufficient collateral, an expected credit loss is not recognised. This is the case for reverse repurchase agreements and for certain loans and advances to customers where the loan to value (‘LTV’) is very low.
Mitigants may include a charge on borrowers’ specific assets, such as real estate or financial instruments. Other credit risk mitigants include short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominantly borne by the policyholder. Additionally, risk may be managed by employing other types of collateral and credit risk enhancements, such as second charges, other liens and unsupported guarantees. Guarantees are normally taken from corporates and export credit agencies. Corporates would normally provide guarantees as part of a parent/subsidiary relationship and span a number of credit grades. The export credit agencies will normally be investment grade.
Certain credit mitigants are used strategically in portfolio management activities. While single name concentrations arise in portfolios managed by Global Banking and Commercial Banking, it is only in Global Banking that their size requires the use of portfolio level credit mitigants. Across Global Banking, risk limits and utilisations, maturity profiles and risk quality are monitored and managed proactively. This process is key to the setting of risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination, through the lending decision-making process, Global Banking also utilises loan sales and credit default swap (‘CDS’) hedges to manage concentrations and reduce risk. These transactions are the responsibility of a dedicated Global Banking portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. Where applicable, CDSs are entered into directly with a central clearing house counterparty. Otherwise our exposure to CDS protection providers is diversified among mainly banking counterparties with strong credit ratings.
CDS mitigants are held at portfolio level and are not included in the expected loss calculations. CDS mitigants are not reported in the following tables.
Collateral on loans and advances
The following tables include off-balance sheet loan commitments, primarily undrawn credit lines.
The collateral measured in the following tables consists of charges over cash and marketable financial instruments. The values in the tables represent the expected market value on an open market basis. No adjustment has been made to the collateral for any expected costs of recovery. Marketable securities are measured at their fair value.
Other types of collateral such as unsupported guarantees and floating charges over the assets of a customer’s business are not measured in the following tables. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are therefore assigned no value for disclosure purposes.
The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. When collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page F-17.

Wholesale lending – corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries by stage (excluding commercial real estate)

			Of which:
	Total		UK		France		Germany
	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %
Stage 1
Not collateralised	109,435	0.1	40,298	0.1	52,583	—	11,479	—
Fully collateralised	10,399	0.1	6,133	0.1	2,221	0.1	708	—
LTV ratio:
– less than 50%	2,450	0.2	1,649	0.1	587	—	—	—
– 51% to 75%	3,543	0.1	2,124	—	989	0.1	—	—
– 76% to 90%	801	0.1	446	—	349	—	—	—
– 91% to 100%	3,605	—	1,914	—	296	—	708	—
Partially collateralised (A):	3,424	0.1	85	—	3,248	0.1	—	—
– collateral value on A	2,661		51		2,555		—
Total stage 1	123,258	0.1	46,516	0.1	58,052	—	12,187	—
Stage 2
Not collateralised	11,024	0.9	4,365	0.9	1,890	1.5	3,942	0.6
Fully collateralised	1,675	1.1	608	0.8	639	1.1	243	0.4
LTV ratio:
– less than 50%	689	1.7	217	1.4	350	1.1	—	—
– 51% to 75%	253	0.8	217	0.9	34	2.9	—	—
– 76% to 90%	271	0.4	165	—	106	0.9	—	—
– 91% to 100%	462	0.9	9	—	149	1.3	243	0.4
Partially collateralised (B):	1,573	0.9	4	—	1,567	0.9	—	—
– collateral value on B	1,408		3		1,404		—
Total stage 2	14,272	0.9	4,977	0.9	4,096	1.2	4,185	0.5
Stage 3
Not collateralised	1,598	37.2	669	25.1	378	86.0	393	17.8
Fully collateralised	148	16.2	77	7.8	10	50.0	24	16.7
LTV ratio:
– less than 50%	76	18.4	41	7.3	6	50.0	—	—
– 51% to 75%	22	13.6	19	10.5	2	50.0	—	—
– 76% to 90%	18	5.6	17	—	1	—	—	—
– 91% to 100%	32	15.6	—	—	1	100.0	24	16.7
Partially collateralised (C):	216	27.3	35	17.1	165	27.3	—	—
– collateral value on C	152		22		123		—
Total stage 3	1,962	34.6	781	23.0	553	67.8	417	17.7
POCI
Not collateralised	—	—	—	—	—	—	—	—
Fully collateralised	—	—	—	—	—	—	—	—
LTV ratio:
– less than 50%	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—	—	—
Partially collateralised (D):	2	100.0	—	—	2	100.0	—	—
– collateral value on D	2		—		2		—
Total POCI	2	100.0	—	—	2	100.0	—	—
At 31 Dec 2021	139,494	0.6	52,274	0.5	62,703	0.7	16,789	0.6

Wholesale lending – corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries by stage (excluding commercial real estate) (continued)

			Of which:
	Total		UK		France		Germany
	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %	Gross carrying/nominal amount £m	ECL coverage %
Stage 1
Not collateralised	117,820	0.1	49,970	0.1	47,647	—	13,685	—
Fully collateralised	12,232	0.1	8,241	0.2	2,163	—	638	—
LTV ratio:
– less than 50%	1,886	0.3	1,019	0.3	543	—	—	—
– 51% to 75%	4,403	0.2	3,489	0.2	901	—	—	—
– 76% to 90%	751	0.1	267	0.4	360	—	—	—
– 91% to 100%	5,192	—	3,466	—	359	—	638	—
Partially collateralised (A):	3,476	0.1	59	—	3,167	0.1	—	—
– collateral value on A	2,855		32		2,621		—
Total stage 1	133,528	0.1	58,270	0.1	52,977	—	14,323	—
Stage 2
Not collateralised	23,132	1.0	12,398	1.2	2,447	1.1	6,220	0.4
Fully collateralised	1,838	1.2	630	1.0	649	1.1	290	0.3
LTV ratio:
– less than 50%	824	1.5	326	1.2	348	0.6	—	—
– 51% to 75%	334	1.2	269	0.4	45	2.2	—	—
– 76% to 90%	47	2.1	26	3.8	17	—	—	—
– 91% to 100%	633	0.8	9	—	239	1.3	290	0.3
Partially collateralised (B):	2,629	0.7	87	2.3	2,528	0.6	—	—
– collateral value on B	2,223		14		2,200		—
Total stage 2	27,599	1.0	13,115	1.2	5,624	0.9	6,510	0.4
Stage 3
Not collateralised	1,803	36.3	740	29.7	529	63.9	441	15.2
Fully collateralised	210	9.5	152	1.3	12	66.7	21	14.3
LTV ratio:
– less than 50%	25	28.0	2	—	7	57.1	—	—
– 51% to 75%	27	29.6	17	5.9	3	66.7	—	—
– 76% to 90%	120	0.8	118	0.8	1	100.0	—	—
– 91% to 100%	38	10.5	15	—	1	100.0	21	14.3
Partially collateralised (C):	275	24.0	71	11.3	191	26.2	—	—
– collateral value on C	182		40		136		—
Total stage 3	2,288	32.4	963	23.9	732	54.1	462	15.2
POCI
Not collateralised	37	27.0	2	100.0	—	—	—	—
Fully collateralised	—	—	—	—	—	—	—	—
LTV ratio:
– less than 50%	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—	—	—
Partially collateralised (D):	3	100.0	—	—	3	100.0	—	—
– collateral value on D	3		—		3		—
Total POCI	40	32.5	2	100.0	3	100.0	—	—
At 31 Dec 2020	163,455	0.7	72,350	0.7	59,336	0.8	21,295	0.5

Personal lending: residential mortgage loans including loan commitments by level of collateral for key countries

			Of which:
	Total		UK		France
	Gross exposure £m	ECL coverage %	Gross exposure £m	ECL coverage %	Gross exposure £m	ECL coverage %
Stage 1
Fully collateralised	6,915	0.2	2,789	—	2,088	—
LTV ratio:
– less than 50%	3,400	0.1	1,308	—	1,110	0.1
– 51% to 60%	1,274	0.2	540	—	431	—
– 61% to 70%	1,074	0.2	452	—	296	—
– 71% to 80%	776	0.3	358	—	177	—
– 81% to 90%	345	0.3	113	—	48	—
– 91% to 100%	46	—	18	—	26	—
Partially collateralised (A):	90	—	11	—	50	—
LTV ratio:
– 101% to 110%	18	—	2	—	12	—
– 111% to 120%	9	—	1	—	5	—
– greater than 120%	63	—	8	—	33	—
– collateral value on A	63		4		50
Total	7,005	0.2	2,800	—	2,138	—
Stage 2
Fully collateralised	169	3.0	46	—	83	1.2
LTV ratio:
– less than 50%	91	2.2	18	—	48	2.1
– 51% to 60%	25	4.0	6	—	13	—
– 61% to 70%	34	2.9	17	—	12	—
– 71% to 80%	15	6.7	5	—	7	—
– 81% to 90%	3	—	—	—	2	—
– 91% to 100%	1	—	—	—	1	—
Partially collateralised (B):	5	—	—	—	2	—
LTV ratio:
– 101% to 110%	1	—	—	—	—	—
– 111% to 120%	1	—	—	—	—	—
– greater than 120%	3	—	—	—	2	—
– collateral value on B	4		—		3
Total	174	2.9	46	—	85	1.2
Stage 3
Fully collateralised	204	24.5	9	11.1	62	21.0
LTV ratio:
– less than 50%	94	12.8	6	16.7	24	20.8
– 51% to 60%	31	19.4	3	—	8	25.0
– 61% to 70%	34	23.5	—	—	19	10.5
– 71% to 80%	13	38.5	—	—	3	33.3
– 81% to 90%	14	42.9	—	—	4	25.0
– 91% to 100%	18	72.2	—	—	4	50.0
Partially collateralised (C):	30	53.3	—	—	24	58.3
LTV ratio:
– 101% to 110%	2	50.0	—	—	2	50.0
– 111% to 120%	2	50.0	—	—	2	50.0
– greater than 120%	26	53.8	—	—	20	60.0
– collateral value on C	6		—		6
Total	234	28.2	9	11.1	86	31.4
At 31 Dec 2021	7,413	1.1	2,855	—	2,309	1.3

Personal lending: residential mortgage loans including loan commitments by level of collateral for key countries (continued)

			Of which:
	Total		UK		France
	Gross exposure £m	ECL coverage %	Gross exposure £m	ECL coverage %	Gross exposure £m	ECL coverage %
Stage 1
Fully collateralised	7,308	0.1	2,751	—	2,364	—
LTV ratio:
– less than 50%	3,110	0.1	1,018	—	1,147	—
– 51% to 60%	1,074	0.1	293	—	513	—
– 61% to 70%	991	0.1	316	—	378	—
– 71% to 80%	789	0.3	214	—	225	—
– 81% to 90%	505	0.4	109	—	70	—
– 91% to 100%	839	0.1	801	—	31	—
Partially collateralised (A):	90	—	9	—	63	—
LTV ratio:
– 101% to 110%	21	—	—	—	13	—
– 111% to 120%	14	—	2	—	10	—
– greater than 120%	55	—	7	—	40	—
– collateral value on A	81		5		63
Total	7,398	0.1	2,760	—	2,427	—
Stage 2
Fully collateralised	202	4.0	34	2.9	116	0.9
LTV ratio:
– less than 50%	114	1.8	17	—	64	1.6
– 51% to 60%	31	3.2	4	—	21	—
– 61% to 70%	22	4.5	—	—	17	—
– 71% to 80%	15	13.3	—	—	10	—
– 81% to 90%	6	16.7	—	—	3	—
– 91% to 100%	14	7.1	13	7.7	1	—
Partially collateralised (B):	10	20.0	—	—	5	—
LTV ratio:
– 101% to 110%	4	25.0	—	—	2	—
– 111% to 120%	2	50.0	—	—	—	—
– greater than 120%	4	—	—	—	3	—
– collateral value on B	10		—		5
Total	212	4.7	34	2.9	121	0.8
Stage 3
Fully collateralised	200	22.0	12	8.3	69	23.2
LTV ratio:
– less than 50%	95	13.7	8	12.5	30	23.3
– 51% to 60%	34	23.5	3	—	10	30.0
– 61% to 70%	34	26.5	—	—	16	12.5
– 71% to 80%	23	34.8	1	—	7	28.6
– 81% to 90%	9	44.4	—	—	2	50.0
– 91% to 100%	5	40.0	—	—	4	25.0
Partially collateralised (C):	65	50.8	—	—	36	38.9
LTV ratio:
– 101% to 110%	10	60.0	—	—	3	33.3
– 111% to 120%	8	62.5	—	—	1	—
– greater than 120%	47	46.8	—	—	32	40.6
– collateral value on C	35		—		17
Total	265	29.1	12	8.3	105	28.6
At 31 Dec 2020	7,875	1.2	2,806	0.1	2,653	1.2

Insurance manufacturing operations risk in 2021
Measurement
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
	With DPF £m	Unit- linked £m	Other contracts1 £m	Shareholder assets and liabilities £m	Total £m
Financial assets	19,384	2,924	254	2,704	25,266
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,876	2,859	89	1,236	14,060
– derivatives	47	—	—	1	48
– financial investments – at amortised cost	815	—	—	42	857
– financial investments – at fair value through other comprehensive income	7,490	—	104	1,327	8,921
– other financial assets2	1,156	65	61	98	1,380
Reinsurance assets	—	53	104	—	157
PVIF3	—	—	—	811	811
Other assets and investment properties	748	1	—	59	808
Total assets at 31 Dec 2021	20,132	2,978	358	3,574	27,042
Liabilities under investment contracts designated at fair value	—	1,031	—	—	1,031
Liabilities under insurance contracts	19,998	1,938	328	—	22,264
Deferred tax4	133	6	—	46	185
Other liabilities	—	—	—	2,003	2,003
Total liabilities at 31 Dec 2021	20,131	2,975	328	2,049	25,483
Total equity at 31 Dec 2021	—	—	—	1,559	1,559
Total liabilities and equity at 31 Dec 2021	20,131	2,975	328	3,608	27,042

Financial assets	20,261	2,412	249	2,490	25,412
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,148	2,352	92	991	12,583
– derivatives	76	—	—	2	78
– financial investments – at amortised cost	372	1	—	17	390
– financial investments – at fair value through other comprehensive income	8,724	—	112	1,341	10,177
– other financial assets2	1,941	59	45	139	2,184
Reinsurance assets	—	47	134	—	181
PVIF3	—	—	—	647	647
Other assets and investment properties	809	1	—	60	870
Total assets at 31 Dec 2020	21,070	2,460	383	3,197	27,110
Liabilities under investment contracts designated at fair value	—	944	—	—	944
Liabilities under insurance contracts	20,962	1,512	342	—	22,816
Deferred tax4	107	3	—	39	149
Other liabilities	—	—	—	1,776	1,776
Total liabilities at 31 Dec 2020	21,069	2,459	342	1,815	25,685
Total equity at 31 Dec 2020	—	—	—	1,425	1,425
Total liabilities and equity at 31 Dec 2020	21,069	2,459	342	3,240	27,110

1
‘Other contracts’ includes term assurance and credit life insurance.

2
Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.

3
Present value of in-force long-term insurance business.

4
‘Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

Key risk types
Market risk
Description and exposure
Market risk is the risk of changes in market factors affecting the bank’s capital or profit. Market factors include interest rates, equity and growth assets and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are investment contracts with discretionary participating features (‘DPF’) issued in France. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which discretionary bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in fixed interest assets with a proportion allocated to other asset classes, to provide customers with the potential for enhanced returns. DPF products expose the bank to the risk of variation in asset returns, which will impact our participation in the investment performance. In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by the bank. Amounts are held against the cost of such guarantees. The cost of such guarantees is accounted for as a deduction from the present value of in-force ‘PVIF’ asset, unless the cost of such guarantees is already explicitly allowed for within the insurance contracts liabilities. The table below shows the total reserve held for the cost of guarantees, the range of investment returns on assets supporting these products and the implied investment return that would enable the business to meet the guarantees. For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains as fees earned are related to the market value of the linked assets.

Financial return guarantees
	2021			2020
	Investment returns implied by guarantee %	Long-term investment returns on relevant portfolios %	Cost of guarantees £m	Investment returns implied by guarantee %	Long-term investment returns on relevant portfolios %	Cost of guarantees £m
Capital	—	0.8-2.0	127	—	0.7 – 2.0	162
Nominal annual return	2.6	2.2	92	2.6	2.0	96
Nominal annual return	4.5	2.2	80	4.5	2.0	89
At 31 Dec			299			347
Sensitivities
The following table illustrates the effects of selected interest rate and equity price scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.
Where appropriate, the effects of the sensitivity tests on profit after tax and equity incorporate the impact of the stress on the PVIF. Due in part to the impact of the cost of guarantees and hedging strategies which may be in place, the relationship between the profit and total equity and the risk factors is non-linear. Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in the market environment. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates. The differences between the impacts on profit after tax and equity are driven by the changes in value of the bonds measured at fair value through other comprehensive income, which are only accounted for in equity.

Sensitivity of the group’s insurance manufacturing subsidiaries to market risk factors
	2021		2020
	Effect on profit after tax £m	Effect on total equity £m	Effect on profit after tax £m	Effect on total equity £m
+100 basis point parallel shift in yield curves	119	96	110	89
-100 basis point parallel shift in yield curves	(229)	(203)	(203)	(179)
10% increase in equity prices	46	46	39	39
10% decrease in equity prices	(49)	(49)	(42)	(42)
Credit risk
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main areas for our insurance manufacturers:

•
risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and

•
risk of default by reinsurance counterparties and non-reimbursement for claims made after ceding insurance risk.

The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page F-104. Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder; therefore our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of these financial assets is included in the table on page F-95.
Liquidity risk
Description and exposure
Liquidity risk is the risk that an insurance operation, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure them only at excessive cost.
The following table shows the expected undiscounted cash flows for insurance contract liabilities at 31 December 2021. The liquidity risk exposure is wholly borne by the policyholder in the case of unit-linked business and is shared with the policyholder for non-linked insurance.
The remaining contractual maturity of investment contract liabilities is included within ‘Financial liabilities designated at fair value’ in Note 28.

Expected maturity of insurance contract liabilities
	Expected cash flows (undiscounted)
	Within 1 year £m	1-5 years £m	5-15 years £m	Over 15 years £m	Total £m
Unit-linked	230	565	927	926	2,648
With DPF and Other contracts	1,341	5,102	7,318	6,415	20,176
At 31 Dec 2021	1,571	5,667	8,245	7,341	22,824

Unit-linked	222	539	790	672	2,223
With DPF and Other contracts	1,565	5,765	7,735	6,077	21,142
At 31 Dec 2020	1,787	6,304	8,525	6,749	23,365
Insurance underwriting risk
Description and exposure
Insurance underwriting risk is the risk of loss through adverse experience, in either timing or amount, of insurance underwriting parameters (non-economic assumptions). These parameters include mortality, morbidity, longevity, lapse and expense rates.
The principal risk the group faces is that, over time, the cost of the contract, including claims and benefits, may exceed the total amount of premiums and investment income received.
The table on page F-104 analyses our insurance manufacturing exposures by type of contract.
Sensitivities
The table below shows the sensitivity of profit and total equity to reasonably possible changes in non-economic assumptions across all our insurance manufacturing subsidiaries.
Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Sensitivity to lapse rates depends on the type of contracts being written. For a portfolio of term assurance, an increase in lapse rates typically has a negative effect on profit due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. The group is most sensitive to a change in lapse rates in France.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for smaller entities.

Sensitivity analysis
	2021 £m	2020 £m
Effect on profit after tax and total equity at 31 Dec
10% increase in mortality and/or morbidity rates	(20)	(15)
10% decrease in mortality and/or morbidity rates	19	15
10% increase in lapse rates	(19)	(19)
10% decrease in lapse rates	20	21
10% increase in expense rates	(40)	(46)
10% decrease in expense rates	40	43
Market risk
Market risk governance
The following diagram summarises the main business areas where trading and non-trading market risks reside, and the market risk measures used to monitor and limit exposures.
Where appropriate, the group applies similar risk management policies and measurement techniques to both trading and non-trading portfolios. Our objective is to manage and control market risk exposures to optimise return on risk while maintaining a market profile consistent with our established risk appetite.
Market risk is managed and controlled through limits approved by the Group Chief Risk Officer. These limits are allocated across business lines and to the group and its subsidiaries. The majority of HSBC’s total Value at Risk (VaR) and almost all trading VaR reside in GBM. Each major operating entity has an independent market risk management and control sub-function, which is responsible for measuring, monitoring and reporting market risk exposures against limits on a daily basis. Each operating entity is required to assess the market risks arising in its business and to transfer them either to its local Markets and Securities Services or Markets Treasury unit for management, or to separate books managed under the supervision of the local Asset and Liability Management Committee(‘ALCO’). The Traded Risk function enforces the controls around trading in permissible instruments approved for each site as well as following completion of the new product approval process. Traded Risk also restricts trading in the more complex derivative products to offices with appropriate levels of product expertise and robust control systems.
Trading portfolios
Value at risk of the trading portfolios
Trading VaR predominantly resides within Market Securities Services where it was £19m at 31 December 2021 compared with £27.5m at 31 December 2020.
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
	Foreign exchange (‘FX’) and commodity £m	Interest rate (‘IR’) £m	Equity (‘EQ’) £m	Credit Spread (‘CS’) £m	Portfolio Diversification1 £m	Total2 £m
Balance at 31 Dec 2021	4.5	10.0	10.5	14.9	(20.9)	19.0
Average	7.1	12.8	10.2	12.6	(20.4)	22.3
Maximum	19.3	26.7	14.9	16.7	—	31.9
Minimum	3.7	9.3	6.3	9.2	—	17.3

Balance at 31 Dec 2020	7.6	11.0	13.9	14.1	(19.2)	27.5
Average	6.5	13.5	18.7	14.1	(20.8)	32.1
Maximum	14.2	21.2	33.2	29.2	—	47.7
Minimum	2.0	9.2	8.1	9.6	—	20.9

1
Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.

2
The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.

Non-trading portfolios
Value at risk of the non-trading portfolios
The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day
	Interest rate (‘IR’) £m	Credit spread (‘CS’) £m	Portfolio diversification1 £m	Total2 £m
Balance at Balance at 31 Dec 2021	28.7	9.0	(8.4)	29.4
Average	26.6	10.0	(5.6)	31.0
Maximum	34.6	12.7	—	37.8
Minimum	18.0	7.2	—	22.5

Balance at 31 Dec 2020	25.1	11.6	(3.4)	33.3
Average	21.9	12.3	(6.3)	27.9
Maximum	28.8	16.6	—	35.0
Minimum	14.3	5.5	—	15.0

1
Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.

2
The total VaR is non-additive across risk types due to diversification effect.

Capital risk in 2021
Own funds

Own funds disclosure
	At
Ref*	31 Dec 2021 £m	31 Dec 2020 £m
Common equity tier 1 (‘CET1’) capital: instruments and reserves
1 Capital instruments and the related share premium accounts	797	797
– ordinary shares	797	797
2 Retained earnings1	15,511	17,229
3 Accumulated other comprehensive income (and other reserves)	1,975	2,888
5 Minority interests (amount allowed in consolidated CET1)	57	66
5a Independently reviewed interim net profits net of any foreseeable charge or dividend2	625	(1,755)
6 Common equity tier 1 capital before regulatory adjustments	18,965	19,225
28 Total regulatory adjustments to common equity tier 11	(958)	(1,183)
29 Common equity tier 1 capital	18,007	18,042
36 Additional tier 1 capital before regulatory adjustments	3,906	4,167
43 Total regulatory adjustments to additional tier 1 capital	(44)	(44)
44 Additional tier 1 capital	3,862	4,123
45 Tier 1 capital	21,869	22,165
51 Tier 2 capital before regulatory adjustments	11,591	11,724
57 Total regulatory adjustments to tier 2 capital	(424)	(451)
58 Tier 2 capital	11,167	11,273
59 Total capital	33,036	33,438

*
The references identify the lines prescribed in the European Banking Authority template, which are applicable and where there is a value.

1
From June 2021, the new deduction for insufficient coverage for non-performing exposures has been combined with IFRS 9 transitional adjustments.Comparatives have been restated.

2
This row includes losses that have been recognised and deducted as they arose and were therefore not subject to an independent review.

37
Events after the balance sheet date

In March 2022, we announced the planned sale of our branch operations in Greece as part of the ongoing restructuring of our business in Continental Europe. In May 2022, a Sale and Purchase Agreement was subsequently signed. The sale is expected to complete in the first half of 2023. Completion of the potential transaction would be subject to regulatory approval.
The Russian invasion of Ukraine has led to elevated geopolitical instability and resulted in the US, UK and EU, imposing significant sanctions and other trade restrictions against the Russian state, numerous Russian government officials and individuals, and Russian companies and financial institutions. Some of these sanctions are unprecedented in both their nature and scope. Russia has implemented certain countermeasures in response. The group is monitoring the direct and indirect impacts of the situation on the group, and using its sanctions compliance capabilities to respond to the new sanctions regulations. The challenges that arise in implementing the complex, novel and ambiguous aspects of certain sanctions could create additional regulatory, compliance and reputational risk for the group. There could be an increase in ECL reflecting the direct and broader economic impacts of the Russia-Ukraine war and inflationary pressures on the forward economic outlook.
The group’s business in Russia principally serves multinational corporate clients headquartered in other countries and is not accepting new business or customers, and is consequently on a declining trend. However, it may become subject to further restrictions, or other developments, which may make our continued operations in Russia untenable. This could generate additional losses which are not currently provided for in the balance sheet. Global commodity markets have been significantly impacted, leading to supply chain disruptions and increased prices for both energy and raw materials. The continuation of, or any further escalation in, the Russia-Ukraine war could have additional economic, social and political repercussions, including through further sanctions and trade restrictions, all of which could impact the group and its customers.
In its assessment of events after the balance sheet date, the group has considered and concluded that there are no events requiring adjustment or disclosures in the financial statements.

38
HSBC Bank plc’s subsidiaries, joint ventures and associates

A list of HSBC Bank plc subsidiaries, joint ventures and associates, the registered office address and the effective percentage of equity owned at 31 December 2021 is disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares which are held by HSBC Bank plc subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC Bank plc unless otherwise indicated.
HSBC Bank plc’s registered office address is:
HSBC Bank plc
8 Canada Square
London E14 5HQ

Subsidiaries
The undertakings below are consolidated by the group

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
Assetfinance December (H) Limited	100.00		15
Assetfinance December (P) Limited	100.00		2,15
Assetfinance December (R) Limited	100.00		15
Assetfinance June (A) Limited	100.00		15
Assetfinance Limited	100.00		15
Assetfinance March (B) Limited	100.00		16
Assetfinance March (F) Limited	100.00		15
Assetfinance September (F) Limited	100.00		15
Banco Nominees (Guernsey) Limited	100.00		17
Banco Nominees 2 (Guernsey) Limited	100.00		17
Beau Soleil Limited Partnership	n/a		0,18
BentallGreenOak China Real Estate	n/a		0,19
Billingsgate Nominees Limited (In Liquidation)	100.00		2,20
Canada Crescent Nominees (UK) Limited	100.00		2,15
CCF & Partners Asset Management Limited	100.00	(99.99)	15
CCF Holding (LIBAN) S.A.L. (In Liquidation)	74.99		21
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	15
Charterhouse Management Services Limited	100.00	(99.99)	15
Charterhouse Pensions Limited	100.00		2,15
COIF Nominees Limited	n/a		0,2,15
Corsair IV Financial Services Capital Partners - B L.P	n/a		0,22
Dem 9	100.00	(99.99)	4,23
Dempar 1	100.00	(99.99)	4,23
Eton Corporate Services Limited	100.00		17
Flandres Contentieux S.A.	100.00	(99.99)	23
Foncière Elysées	100.00	(99.99)	23
Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
Griffin International Limited	100.00		15
Grundstuecksgesellschaft Trinkausstrasse Kommanditgesellschaft	n/a		0,24
HSBC (BGF) Investments Limited	100.00		2,15
HSBC Asset Finance (UK) Limited	100.00		2,15
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		2,15
HSBC Assurances Vie (France)	100.00	(99.99)	25
HSBC Bank (General Partner) Limited	100.00		2,26
HSBC Bank (RR) (Limited Liability Company)	n/a		0,7,27
HSBC Bank Armenia cjsc	100.00		28
HSBC Bank Capital Funding (Sterling 1) LP	n/a		0,26
HSBC Bank Capital Funding (Sterling 2) LP	n/a		0,26
HSBC Bank Malta p.l.c.	70.03		29
HSBC City Funding Holdings	100.00		15
HSBC Client Holdings Nominee (UK) Limited	100.00		2,15
HSBC Client Nominee (Jersey) Limited	100.00		2,30
HSBC Continental Europe	99.99		23
HSBC Corporate Trustee Company (UK) Limited	100.00		2,15
HSBC Custody Services (Guernsey) Limited	100.00		17
HSBC Epargne Entreprise (France)	100.00	(99.99)	25
HSBC Equity (UK) Limited	100.00		2,15
HSBC Europe B.V.	100.00		15
HSBC Factoring (France)	100.00	(99.99)	23
HSBC Germany Holdings GmbH	100.00		2,24
HSBC Global Asset Management (Deutschland) GmbH	100.00		24
HSBC Global Asset Management (France)	100.00	(99.99)	25

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Global Asset Management (International) Limited (In Liquidation)	100.00		2,31
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	32
HSBC Global Asset Management (Oesterreich) GmbH (In Liquidation)	100.00		6,33
HSBC Global Asset Management (Switzerland) AG	100.00	(99.99)	4,34
HSBC Global Custody Nominee (UK) Limited	100.00		2,15
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		1,2,15
HSBC Global Shared Services (India) Private Limited (In Liquidation)	99.99		1,35
HSBC Infrastructure Limited	100.00		15
HSBC INKA Investment-AG TGV	100.00		8,24
HSBC Insurance Services Holdings Limited	100.00		2,15
HSBC Investment Bank Holdings Limited	100.00		2,15
HSBC Issuer Services Common Depositary	100.00		2,15
HSBC Issuer Services Depositary Nominee (UK) Limited	100.00		2,15
HSBC Leasing (France)	100.00	(99.99)	23
HSBC Life (UK) Limited	100.00		2,15
HSBC Life Assurance (Malta) Limited	100.00	(70.03)	32
HSBC LU Nominees Limited	100.00		2,15
HSBC Marking Name Nominee (UK) Limited	100.00		2,15
HSBC Middle East Leasing Partnership	n/a		0,36
HSBC Operational Services GmbH	80.00		24
HSBC Overseas Nominee (UK) Limited	100.00		2,15
HSBC PB Corporate Services 1 Limited	100.00		37
HSBC Pension Trust (Ireland) DAC	100.00		2,38
HSBC PI Holdings (Mauritius) Limited	100.00		39
HSBC Preferential LP (UK)	100.00		2,15
Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Private Banking Nominee 3 (Jersey)	100.00		40
HSBC Private Equity Investments (UK) Limited	100.00		15
HSBC Private Markets Management SARL	100.00		41
HSBC Property Funds (Holding) Limited	100.00		15
HSBC Real Estate Leasing (France)	100.00	(99.99)	23
HSBC REIM (France)	100.00	(99.99)	25
HSBC Securities (Egypt) S.A.E. (In Liquidation)	100.00	(0.8)	42
HSBC Securities (South Africa) (Pty) Limited	100.00		2,43
HSBC Securities Services (Guernsey) Limited	100.00	(99.99)	17
HSBC Securities Services (Ireland) DAC	100.00		38
HSBC Securities Services (Luxembourg) S.A.	100.00		2,44
HSBC Securities Services Holdings (Ireland) DAC	100.00		38
HSBC Service Company Germany GmbH	100.00		24
HSBC Services (France)	100.00	(99.99)	23
HSBC SFH (France)	100.00	(99.99)	4,25
HSBC SFT (C.I.) Limited	100.00		2,17
HSBC Specialist Investments Limited	100.00		15
HSBC Transaction Services GmbH	100.00		6,24
HSBC Trinkaus & Burkhardt (International)	100.00		44
HSBC Trinkaus & Burkhardt GmbH	100.00		24
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00		24
HSBC Trinkaus Europa Immobilien-Fonds Nr. 5 GmbH	100.00		24
HSBC Trinkaus Family Office GmbH	100.00		6,24
HSBC Trinkaus Real Estate GmbH	100.00		6,24
HSBC Trustee (C.I.) Limited	100.00		2,40
HSBC Trustee (Guernsey) Limited	100.00		2,17
HSIL Investments Limited	100.00		15

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
INKA Internationale Kapitalanlagegesellschaft mbH	100.00		24
James Capel & Co. Limited (In Liquidation)	100.00		2,45
James Capel (Nominees) Limited	100.00		2,15
James Capel (Taiwan) Nominees Limited	100.00		2,15
Keyser Ullmann Limited	100.00	(99.99)	15
Midcorp Limited	100.00		2,15
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		2,15
Republic Nominees Limited	100.00		2,17
RLUKREF Nominees (UK) One Limited	100.00		1,2,15
RLUKREF Nominees (UK) Two Limited	100.00		1,2,15
S.A.P.C. - Ufipro Recouvrement	99.99		23
Saf Baiyun	100.00	(99.99)	4,23
Saf Guangzhou	100.00	(99.99)	4,23
SCI HSBC Assurances Immo	100.00	(99.99)	25
SFM	100.00	(99.99)	23
SFSS Nominees (Pty) Limited	100.00		43
SNC Dorique	99.99		1,5,46
SNC Les Oliviers D’Antibes	60.00	(59.99)	25
SNCB/M6 - 2008 A	100.00	(99.99)	23
SNCB/M6-2007 A	100.00	(99.99)	4,23
SNCB/M6-2007 B	100.00	(99.99)	4,23
Société Française et Suisse	100.00	(99.99)	23
Somers Dublin DAC	100.00	(99.99)	38
Sopingest	100.00	(99.99)	23
South Yorkshire Light Rail Limited	100.00		15
Swan National Limited	100.00		15
The Venture Catalysts Limited	100.00		2,15
Trinkaus Australien Immobilien Fonds Nr. 1 Brisbane GmbH & Co. KG	100.00		24
Trinkaus Australien Immobilien-Fonds Nr. 1 Treuhand-GmbH	100.00		6,24
Trinkaus Europa Immobilien- Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00		24
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00		6,24
Trinkaus Immobilien-Fonds Verwaltungs-GmbH	100.00		6,24
Trinkaus Private Equity Management GmbH	100.00		24
Trinkaus Private Equity Verwaltungs GmbH	100.00		6,24
Valeurs Mobilières Elysées	100.00	(99.99)	23
Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint Ventures	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
HCM Holdings Limited (In Liquidation)	50.99	20
The London Silver Market Fixing Limited	n/a	0,1,2,47
Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
BGF Group PLC	24.62	48
Bud Financial Limited	10.89	1,3,49
CFAC Payment Scheme Limited (In Liquidation)	33.33	2,3,50
Contour Pte Ltd	11.76	51
Divido Financial Services Limited	5.60	52
Episode Six Limited	8.09	53
Euro Secured Notes Issuer	16.66	54
LiquidityMatch LLC	n/a	0,55
London Precious Metals Clearing Limited	25.00	2,56
Quantexa Ltd	10.10	57
Services Epargne Enterprise	14.18	58
Simon Group LLC	n/a	0,12
sino AG	24.94	11
Threadneedle Software Holdings Limited	6.60	13
Trade Information Network Limited	16.66	10
Trinkaus Europa Immobilien- Fonds Nr. 7	n/a	0,24
Vizolution Limited	17.95	1,9
We Trade Innovation Designated Activity	9.88	1,14
Footnotes

0
Where an entity is governed by voting rights, HSBC consolidates when it holds - directly or indirectly - the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities, and whether power is held as an agent or principal. HSBC’s consolidation policy is described in Note 1.2(a).

1
Management has determined that these undertakings are excluded from consolidation in the Group accounts as these entities do not meet the definition of subsidiaries in accordance with IFRSs. HSBC’s consolidation policy is described in Note 1.2(a).

2	Directly held by HSBC Bank plc
Description of shares

3	Preference Shares
4	Actions
5	Parts
6	GmbH Anteil
7	Russian Limited Liability Company Shares
8	Stückaktien
Registered offices

9	Office Block A, Bay Studios Business Park, Fabian Way, Swansea, Wales, United Kingdom, SA1 8QB
10	3 More London Riverside, London, United Kingdom, SE1 2AQ
11	Ernst-Schneider-Platz 1, Duesseldorf, Germany, 40212
12	125 W 25th St. New York, New York, United States of America, 10001
13	34 Copse Wood Way, Northwood, Middlesex, United Kingdom, HA6 2UA
14	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
15	8 Canada Square , London, United Kingdom, E14 5HQ
16	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
17	Arnold House, St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
18	HSBC Main Building, 1 Queen’s Road Central, Hong Kong
19	Oak House, Hirzel Street, St Peter Port, Guernsey, GY1 2NP
20	156 Great Charles Street, Queensway, Birmingham, West Midlands, United Kingdom, B3 3HN
21	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
22	c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
23	38 avenue Kléber, Paris, France, 75116
24	Hansaallee 3, Düsseldorf, Germany, 40549
25	Immeuble Cœur Défense, 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
26	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
27	2 Paveletskaya Square Building 2, Moscow, Russian Federation, 115054
28	66 Teryan Street, Yerevan, Armenia, 0009
29	116 Archbishop Street, Valletta, Malta
30	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
31	HSBC House Esplanade, St. Helier, Jersey, JE4 8WP
32	80 Mill Street, Qormi, Malta, QRM 3101
33	Herrengasse 1-3, Wien, Austria, 1010
34	26 Gartenstrasse, Zurich, Switzerland, 8002
35	52/60 M G Road Fort, Mumbai, India, 400 001
36	Unit 101 Level 1, Gate Village Building No. 8 Dubai International Financial Centre (DIFC), Dubai, United Arab Emirates, P.O. Box 506553
37	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
38	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
39	6th floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
40	HSBC House Esplanade, St Helier, Jersey, JE1 1GT
41	5 rue Heienhaff, Senningerberg, Luxembourg, 1736
42	306 Corniche El Nil, Maadi, Egypt, 11728
43	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
44	16 Boulevard d’Avranches, Luxembourg, L-1160
45	Teneo Restructuring Limited, 156 Great Charles Street, Queensway, West Midlands, Birmingham, United Kingdom, B3 3HN
46	43 rue de Paris, Saint Denis, France, 97400
47	c/o Hackwood Secretaries Limited One Silk Street, London, United Kingdom, EC2Y 8HQ
48	13-15 York Buildings, London, United Kingdom, WC2N 6JU
49	Ground Floor, 25b Vyner Street, London, United Kingdom, E2 9DG
50	65 Gresham Street 6th Floor, London, United Kingdom, EC2V 7NQ
51	50 Raffles Place, #32-01 Singapore Land Tower, Singapore, 048623
52	Office 7, 35-37 Ludgate Hill, London, United Kingdom, EC4M 7JN
53	9/F Amtel Bldg, 148 des Voeux Rd Central, Central, Hong Kong
54	3 avenue de l’Opera, Paris, France, 75001
55	100 Town Square Place, Suite 201 | Jersey City, NJ, United States of America, 07310
56	1-2 Royal Exchange Buildings Royal Exchange, London, United Kingdom, EC3V 3LF
57	75 Park Lane, Croydon, Surrey, United Kingdom, CR9 1XS
58	32 rue du Champ de Tir, Nantes, France, 44300

HSBC Bank plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888 www.hsbc.co.uk
Registered number 00014259